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As filed with the Securities and Exchange Commission on July 25, 2002

Registration No. 333-91898

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIRST COMMUNITY BANCORP
(Exact name of Registrant as specified in its charter)

California	6021	33-0885320
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6110 El Tordo
Rancho Santa Fe, California 92067
(858) 756-3023
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Lynn M. Hopkins
Chief Financial Officer
275 North Brea Boulevard
Brea, California 92821
(714) 671-6800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Stanley F. Farrar, Esq. Sullivan & Cromwell 1888 Century Park East Los Angeles, California 90067 (310) 712-6600	Robert Blanchard, Esq. Blanchard, Krasner & French 800 Silverado, Second Floor La Jolla, California 92037 (858) 551-2440

        Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)

Common Stock, no par value	2,762,662	$4.60	$51,632,700	$4,750.21

(1)
Represents the maximum number of shares of First Community Bancorp ("First Community") common stock that are expected to be issued in connection with the merger described herein based on the exchange ratio for the merger (0.5008 of a share of First Community common stock for each share of First National Bank ("First National") common stock and preferred stock), and the number of shares of First National common stock and preferred stock (5,516,497) that are to be exchanged for shares of First Community common stock.

(2)
Calculated in accordance with Rule 457(f)(2) under the Securities Act of 1933, as amended, (the "Securities Act") based on the book value, as of the last practicable date prior to the filing date of this registration statement, of shares of First National common stock assuming conversion of all shares of preferred stock into common stock (11,224,500) expected to be cancelled in connection with the merger described herein.

(3)
Previously paid by the registrant.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated July 25, 2002

The information in this proxy statement-prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement-prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is prohibited.

FIRST COMMUNITY BANCORP

Merger Proposal—Your Vote is Very Important

        On April 18, 2002 and April 22, 2002, respectively, the Board of Directors of each of First Community Bancorp and First National Bank unanimously voted to approve an agreement to merge First National with and into Rancho Santa Fe National Bank, a wholly-owned subsidiary of First Community, as a result of which First National would cease to exist as a separate entity and Rancho Santa Fe would be the surviving bank.

        In the merger, each First National shareholder will have the right to elect to receive, for each share of First National common stock or First National preferred stock, either:

  •
  $10.00 in cash; or

  •
  0.5008 of a share of First Community common stock.

        The merger agreement provides that the number of shares of First Community common stock issued in conjunction with the merger is to be equal to 2,762,662 shares. If First National shareholders elect to receive, in the aggregate, stock consideration that would otherwise result in the issuance of more or less than 2,762,662 shares of First Community common stock, then your election may be subject to proration.

        First Community common stock is listed on the Nasdaq National Market under the trading symbol "FCBP", and on July 24, 2002, First Community common stock closed at $28.10 per share.

        We cannot complete the merger unless the shareholders of First Community and of First National approve the merger agreement. YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND YOUR SHAREHOLDERS' MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED SELF-ADDRESSED STAMPED ENVELOPE. Returning the proxy does not deprive you of your right to attend a meeting and to vote your shares in person.

        AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS OF EACH OF FIRST COMMUNITY AND FIRST NATIONAL DETERMINED BY UNANIMOUS VOTE THE MERGER TO BE FAIR TO ITS SHAREHOLDERS AND IN ITS SHAREHOLDERS' BEST INTERESTS, DECLARED THE MERGER ADVISABLE AND APPROVED THE MERGER AGREEMENT.

        This proxy statement-prospectus provides you with information concerning First Community, First National and the merger. Please give all of the information contained in the proxy statement-prospectus your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 14 OF THIS PROXY STATEMENT-PROSPECTUS.

We appreciate your interest in and consideration of this matter.
/s/ JOHN M. EGGEMEYER, III John M. Eggemeyer, III Chairman of the Board First Community Bancorp	/s/ LEON KASSEL Leon Kassel Chairman of the Board First National Bank

        Neither the Securities and Exchange Commission, the Office of the Comptroller of the Currency, the Federal Reserve Board, the California Department of Financial Institutions, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. The securities offered through this document are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

        The date of this proxy statement-prospectus is July 25, 2002 and it is first being mailed to shareholders on or about July 26, 2002.

WHERE TO FIND MORE INFORMATION

          This proxy statement-prospectus incorporates important business and financial information about First Community that is not included or delivered with this document. You can obtain this information upon request, without charge, not including exhibits to documents unless those exhibits are specifically incorporated by reference into this proxy statement-prospectus. Any person can make a request for information orally or in writing.

          First Community files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and obtain copies of these documents by mail from the public reference room of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, First Community files reports and other information with the SEC electronically, and the SEC maintains a web site located at http://www.sec.gov containing this information. First Community's common stock is listed on the Nasdaq National Market System under the symbol "FCBP".

          First Community has filed a registration statement on Form S-4 to register with the SEC up to 2,762,662 shares of its common stock. This document is a part of that registration statement. The SEC allows First Community to incorporate by reference the information First Community files with it, which means that First Community can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this proxy statement-prospectus, and information that First Community files later with the SEC will automatically update and supersede the information in this document. First Community incorporates by reference the documents listed below and, until the date of the special meeting of First Community shareholders, any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

  •
  First Community's Annual Report on Form 10-K for the year ended December 31, 2001.

  •
  First Community's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

  •
  First Community's Current Reports on Form 8-K filed February 15, 2002, as amended March 27, 2002; March 21, 2002 as amended May 14, 2002; and June 10, 2002, as amended July 3, 2002.

  •
  The consolidated financial statements of Professional Bancorp, Inc. and subsidiary as of and for the year ended December 31, 2000 and as of and for the year ended December 31, 1999, included on pages F-77 through F-112 in Amendment No. 1 to First Community's Form S-4, filed August 30, 2001.

  •
  The unaudited pro forma consolidated financial statements included on pages 3, 5 and 8 through 10 of Exhibit 99.4 to First Community's Current Report on Form 8-K, filed October 19, 2001.

  •
  The description of our common stock contained in First Community's registration statement on Form 8-A filed on June 2, 2000, and any amendment or reports that update the description.

          YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN, DELIVERED WITH OR REFERRED TO IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

          To obtain additional information about either of us, you may make such a request orally or in writing. Any request for documents should be made by August 28, 2002 to ensure timely delivery.

          Requests for documents relating to First Community should be directed to:

      First Community Bancorp
      275 North Brea Boulevard
      Brea, California 92821
      Attn: Corporate Secretary
      (714) 671-6800

          Requests for documents relating to First National should be directed to:

      First National Bank
      401 West "A" Street
      San Diego, California 92101
      Attn:    Corporate Secretary
      (619) 233-5588

FIRST COMMUNITY BANCORP

6110 El Tordo Road
Rancho Santa Fe, California 92067

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD SEPTEMBER 6, 2002

        A special meeting of shareholders of First Community Bancorp, a California corporation, will be held at The Inn, 5951 Linea del Cielo, Rancho Santa Fe, California, at 10:00 a.m. local time on Friday, September 6, 2002. The purposes of the meeting are:

  1.
  to approve the principal terms of the Agreement and Plan of Merger, dated April 25, 2002, by and among First Community Bancorp, Rancho Santa Fe National Bank and First National Bank, under which First National would merge with and into Rancho Santa Fe, including the issuance of First Community common stock in connection with the merger;
  2.
  to approve an amendment to First Community's Articles of Incorporation increasing the number of shares of First Community's common stock authorized for issuance from 15 million shares to 30 million shares; and
  3.
  to approve an amendment to First Community's 2000 Stock Incentive Plan increasing the number of First Community shares subject to the Plan from 1,600,000 to 2,000,000.
  4.
  to act on any other business properly brought before the meeting.

        YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF FIRST COMMUNITY BANCORP'S SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE PROPOSED MERGER.

        YOUR BOARD OF DIRECTORS ALSO UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO INCREASE FIRST COMMUNITY'S AUTHORIZED NUMBER OF SHARES AND "FOR" THE PROPOSAL TO INCREASE THE NUMBER OF SHARES SUBJECT TO FIRST COMMUNITY'S 2000 STOCK INCENTIVE PLAN.

        YOUR VOTE IS IMPORTANT. APPROVAL OF THE AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF ALL OF THE OUTSTANDING SHARES OF FIRST COMMUNITY BANCORP COMMON STOCK. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE COMPLETE, SIGN, AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. IF YOU HAVE ANY QUESTIONS ABOUT THE MEETING OR THE MATERIALS, PLEASE CALL LYNN M. HOPKINS AT (714) 674-6800 BETWEEN 9:00 AM AND 5:00 PM PACIFIC TIME.

        Please read the attached proxy statement-prospectus carefully as it contains important information about this transaction and concurrent transactions which may affect the value of consideration you receive.

        The Board of Directors has fixed July 24, 2002 as the record date for determining the shareholders entitled to receive notice of and to vote at the meeting.

        In connection with the proposed merger, you may exercise dissenter's rights as provided in the California General Corporation Law. If you meet all the requirements under California law, and follow all of its required procedures, you may receive cash in the amount equal to the fair market value, as determined by a committee established for that purpose, or if required, by a court, of your shares of First Community common stock as of the date on which the shareholders meeting was held authorizing the merger. The procedure for exercising your dissenter's rights is summarized under the heading "Dissenters' Rights—First Community Shareholders' Rights" in the attached proxy statement-prospectus. The relevant provisions of the California General Corporation Law on dissenters' rights are attached to this document as Appendix C.

By order of the Board of Directors

/s/ LYNN M. HOPKINS Lynn M. Hopkins, Secretary July 25, 2002 Rancho Santa Fe, California

401 West "A" Street
San Diego, California 92101

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD SEPTEMBER 5, 2002

        A special meeting of shareholders of First National Bank, a national banking association, will be held at First National's downtown San Diego office, located at 401 West "A" Street, San Diego, California 92101 at 1:30 p.m. local time on Thursday, September 5, 2002. The purposes of the meeting are:

  1.
  to approve the Agreement and Plan of Merger, dated April 25, 2002, by and among First Community Bancorp, Rancho Santa Fe National Bank and First National Bank, under which First National would merge with and into Rancho Santa Fe;

  2.
  to act on any other business properly brought before the meeting.

        YOUR BOARD OF DIRECTORS HAS DETERMINED BY UNANIMOUS VOTE THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF FIRST NATIONAL BANK'S SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE PROPOSED MERGER.

        YOUR VOTE IS IMPORTANT. APPROVAL OF THE AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF TWO-THIRDS OF ALL OF THE OUTSTANDING SHARES OF COMMON STOCK AND PREFERRED STOCK OF FIRST NATIONAL BANK. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE COMPLETE, SIGN, AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. IF YOU HAVE ANY QUESTIONS ABOUT THE MEETING OR THE MATERIALS, PLEASE CALL JAMES L. LEMERY AT (619) 233-5588 BETWEEN 9:00 AM AND 5:00 PM PACIFIC TIME.

        Please read the attached proxy statement-prospectus carefully as it contains important information about this transaction and concurrent transactions which may affect the value of consideration you receive.

        The Board of Directors has fixed July 22, 2002 as the record date for determining the shareholders entitled to receive notice of and to vote at the meeting.

        In connection with the proposed merger, you may exercise dissenters' rights as provided in the National Bank Act. If you meet all the requirements of this law, and follow all of its required procedures, you may receive cash in the amount equal to the fair market value, as determined by a committee established for that purpose, or if required, by the Comptroller of the Currency, of your shares of First National common and/or preferred stock as of the date on which the shareholders meeting was held authorizing the merger. The procedure for exercising your dissenters' rights is summarized under the heading "Dissenters' Rights—First National Shareholders' Rights" in the attached proxy statement-prospectus. The relevant provisions of the National Bank Act on dissenters' rights are attached to this document as Appendix D.

By order of the Board of Directors

/s/ JAMES L. LEMERY James L. Lemery, Secretary July 25, 2002 San Diego, California

i

Additional Covenants	82
Conditions to Consummation of the Merger	84
Nonsolicitation	85
Termination of the Merger Agreement	85
Termination Fee	86
Waiver and Amendment of the Merger Agreement	87
Stock Exchange Listing	87
Expenses	88
Shareholder Agreements	88
Non-Competition Agreements	88
Change in Control Severance Agreements	88
PROPOSED AMENDMENT TO THE FIRST COMMUNITY ARTICLES OF INCORPORATION	89
PROPOSED AMENDMENT TO THE FIRST COMMUNITY 2000 STOCK INCENTIVE PLAN	90
INFORMATION ABOUT FIRST COMMUNITY	91
Company History	91
Business of First Community	92
Limitations on Dividends	92
Employees	93
Concurrent Transactions	93
INFORMATION ABOUT FIRST NATIONAL	94
Business of First National	94
Competition	94
Employees	95
Regulatory Agreements	95
Legal Proceedings	95
Equity Compensation Plan Information	95
FIRST NATIONAL MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	96
Critical Accounting Policies	96
Earnings Summary	96
Balance Sheet Summary	97
Income Taxes	104
Loan Portfolio	104
Investment Portfolio	108
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	112
Interest Rate Sensitivity	112
REGULATION AND SUPERVISION	115
General	115
Dividend Regulation	116
Government Policies	116
USA Patriot Act	116
Federal Deposit Insurance	116
Hazardous Waste Clean-Up	117
DESCRIPTION OF FIRST COMMUNITY CAPITAL STOCK	118
Common Stock	118
Preferred Stock	119
COMPARISON OF SHAREHOLDERS' RIGHTS	120
General	120

ii

Vacancies on the Board	120
Shareholder Nominations and Proposals	120
Amendment of Charter	121
Amendment of Bylaws	121
Classified Board of Directors	121
Removal of Directors	121
Cumulative Voting	122
Special Meetings of the Shareholders	122
Shareholder Action Without a Meeting	122
Inspection of Shareholder Lists	122
DISSENTERS' RIGHTS	123
First Community Shareholders' Rights	123
First National Shareholders' Rights	125
LEGAL MATTERS	126
EXPERTS	126
Appendix A Agreement & Plan of Merger	A-1
Appendix B Opinion of Keefe, Bruyette & Woods, Inc	B-1
Appendix C Excerpt Chapter 13 of the General Corporation Law of California	C-1
Appendix D Excerpt from the National Bank Act Concerning Dissenters' Rights	D-1
Appendix F Consolidated Financial Statements of First National Bank	F-1

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

        Q:    What do I need to do now?

        A:    After you have carefully read this proxy statement-prospectus, just indicate on your proxy card how you want your shares to be voted, then sign and mail the proxy card in the enclosed prepaid return envelope marked "Proxy" as soon as possible so that your shares may be represented and voted at the First Community Bancorp special meeting or First National Bank special meeting, as the case may be.

        Q:    Can I change my vote after I have mailed my signed proxy card?

        A:    Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the corporate secretary of First Community or First National, as the case may be, stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may vote in person at the special meeting.

        Q:    What if I don't vote?

        A:    If you fail to respond or if you respond and abstain from voting, it will have the same effect as a vote against the merger. If you respond and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger.

        Q:    What are shareholders being asked to vote on at the special meetings?

        A:    First National shareholders will vote on a proposal to approve the merger agreement. Approval of the merger agreement by First National shareholders is a condition of the merger.

        First Community shareholders will vote to approve the principal terms of the merger agreement, including the issuance of shares of First Community common stock in exchange for outstanding shares of First National common stock, in accordance with the merger agreement. First Community shareholders also will vote on an amendment to First Community's articles of incorporation to increase the number of authorized shares of First Community's common stock from 15 million shares to 30 million shares and an amendment to First Community's 2000 Stock Incentive Plan increasing the number of shares subject to the Plan from 1,600,000 to 2,000,000. Approval of the principle terms of the merger agreement, including the issuance of First Community common stock in the merger is a condition to completion of the merger. Without approval of the amendment to First Community's articles of incorporation, First Community will not be able to issue a sufficient number of shares to consummate the merger. Approval of the amendment to First Community's 2000 Stock Incentive Plan is not a condition to completion of the merger.

        First Community and First National shareholders also may be asked to consider other matters as may properly come before the special meetings; however, First Community and First National know of no other matters that will be presented for consideration at the special meetings.

        Q:    What shareholder approvals are needed?

        A:    For First National Bank, the affirmative vote of the holders of at least a two-thirds of the outstanding shares of First National Bank common and preferred stock, voting as a single class, is required to approve the merger agreement. As of the record date, Austray Pte Ltd., Leon H. Reinhart & Self-Directed IRA, the Liebman Trust, Larkstone Inc., Jackpot Futures L.P., Mystory Corp., Brenner International Group LLC, Enivia Pte Ltd., Robert Whetten & Robert J. Whetten IRA, and the Reinhart Family 2001 Charitable Remainder Unitrust owned approximately 53.2% of the outstanding shares of First National stock. They have agreed to vote these shares in favor of the principal terms of the merger.

        For First Community, the affirmative vote of the holders of at least a majority of the outstanding shares of First Community common stock is required to approve the principal terms of the merger agreement and to issue the shares of common stock pursuant to the merger. The affirmative vote of the holders of a majority of the outstanding shares of First Community common stock entitled to vote on the amendment to First Community's articles of incorporation is required to approve the amendment. Without approval of the amendment to First Community's articles of incorporation, First Community will not be able to issue a sufficient number of shares to consummate the merger. Approval of the amendment to First Community's 2000 Stock Incentive Plan is not a condition to completion of the merger.

        Q:    Why does First Community need the approval of its shareholders in connection with the merger?

        A.    Under the rules of the Nasdaq National Market System, First Community is required to seek shareholder approval for any issuance of shares of its common stock in connection with the acquisition of another company if its common stock to be issued in the transaction exceeds 20% of the issued and outstanding shares of its common stock and of its outstanding voting power. Under California law, First Community is also required to seek shareholder approval of the principal terms of the merger agreement if its shareholders will own less than five-sixths of the voting power of First Community immediately following the transaction. The estimated maximum number of shares of First Community common stock to be issued to First National shareholders in the merger is equal to, in the aggregate, 2,762,662 shares, or approximately 24.1% of the issued and outstanding shares of First Community common stock and of its outstanding voting power as of the First Community record date. Therefore, First Community is seeking shareholder approval of the issuance of shares of its common stock in the merger as well as of the principal terms of the merger agreement.

        Q:    As a holder of First National common stock, what will I receive in the merger?

        A:    For each share of First National common stock or preferred stock you own, you will have the right to elect, on a share-by-share basis, to receive:

  •
  $10.00 in cash; or
  •
  0.5008 of a share of First Community common stock.

        The merger agreement provides that the amount of First Community common stock issued in conjunction with this merger is to be equal to 2,762,662 shares. If First National shareholders elect to receive, in the aggregate, stock consideration that would otherwise result in the issuance of more or less than 2,762,662 shares of First Community common stock, then your election may be subject to proration as described in "The Merger—Election and Proration Procedures" beginning on page 60.

        Q:    If my broker holds my shares in street name, will my broker vote my shares for me?

        A:    No. Your broker will not be able to vote your shares without instructions from you. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

        Q:    How do I elect the form of payment I prefer?

        A:    We are sending a form of election to First National shareholders in a separate mailing. If you wish to make an election, you should complete the appropriate form and send it in the envelope provided with the form of election to U.S. Stock Transfer Corporation, which is the exchange agent. For you to make an effective election, your properly executed election form must be received by the exchange agent before the election deadline on August 29, 2002. You must include your First National stock certificates with your election form. Please read the instructions to the election form for information on completing that form. Those instructions will also inform you of what to do if your stock certificates have been lost, stolen or destroyed.

        Do not send your First National stock certificates in the envelope provided for returning your proxy card. The stock certificates should only be forwarded to the exchange agent with the letter of transmittal and election form.

        Copies of this proxy statement-prospectus and the election form will be provided to all persons who become First National shareholders after the record date and prior to the election deadline in order to permit them to make an election.

        Q:    What happens if I don't make an election for cash or shares?

        A:    If you are a First National shareholder and you fail to make an election prior to the election deadline, other than because you are exercising your dissenters' rights, you will be deemed to have elected either cash or First Community common stock. The actual merger consideration that will be paid to you will depend upon how many First National shareholders request shares of that First Community common stock versus how many request cash. See "The Merger—Election and Proration Procedures" beginning on page 60.

        Q:    Has First National retained a financial advisor with respect to this transaction?

        A:    Yes. First National retained the services of Keefe, Bruyette and Woods, Inc. Keefe Bruyette delivered its opinion to the board of directors of First National that, subject to certain assumptions, limitations and qualifications, the consideration to be provided to First National shareholders is fair from a financial point of view. Keefe Bruyette will receive a fee of $200,000 upon consummation of the merger.

        Q:    What are the tax consequences of the merger to me?

        A:    In general, for United States federal income tax purposes, if you exchange your First National common stock or First National preferred stock solely for cash in the merger, you will recognize gain or loss in an amount equal to the difference between the cash received and your adjusted tax basis in your First National common stock or First National preferred stock. We expect that if you receive solely First Community common stock in exchange for your shares of First National common stock or First National preferred stock, you generally will not recognize any gain or loss for United States federal income tax purposes. However, you will have to recognize income or gain in connection with cash received in lieu of fractional shares of First Community common stock. If you receive a combination of cash and First Community common stock in the merger, you will not recognize loss but will recognize gain, if any, on the shares exchanged to the extent of any cash received. This tax treatment may not apply to all First National shareholders.

        Each of First Community's and First National's obligation to complete the merger is conditioned on First Community's and First National's receipt of legal opinions about the federal income tax treatment of the merger. These opinions will not bind the Internal Revenue Service, which could take a different view. To review the tax consequences to First National shareholders in greater detail, see "The Merger—Material Federal Income Tax Considerations of the Merger" beginning on page 71. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE MERGER.

        Q:    What risks should I consider before I vote on the merger?

        A.    You should review "Risk Factors" beginning on page 14.

        Q:    When do you expect the merger to occur?

        A:    We are working to complete the merger in the third quarter of 2002. We must first obtain the necessary regulatory approval and the approval of First National's shareholders and of First Community's shareholders at their respective special meetings. We cannot assure you as to if and when all the conditions to the merger will be met nor can we predict the exact timing. It is possible we will not complete the merger.

        Q:    How does the merger impact outstanding options to purchase First National common stock?

        A:    The consequences of the merger on stock options held by First National employees will depend largely upon your own individual circumstances, such as:

  •
  whether you continue to be employed by the surviving bank;
  •
  whether First Community elects to assume your options and convert them into replacement options to purchase First Community common stock; and
  •
  whether you exercise your vested options before the time First National shareholders have to make their exchange election.

        Q:    What happens to my outstanding options to purchase First National common stock ?

        A:    First Community may, but is not required to, elect to assume your outstanding options and convert them into replacement options to purchase First Community common stock.

        Q:    What if First Community decides not to convert my First National options to replacement options or my employment is terminated at the time of the merger?

        A:    Immediately prior to the date the merger becomes effective, all of your options will become exercisable in full. If you do nothing, you will receive cash for each underlying share of your options equal to the difference between $10.00 and the exercise price of your option. Your receipt of cash for your option shares will be taxable.

        Q:    Can I elect to exercise my options before the merger?

        A:    You may exercise some or all of your vested options before the merger. If you exercise your vested options by the record date for the First National special meeting you will receive an election form on which to make an exchange election to elect cash or First Community stock. If you do not make the election (properly) before the election deadline, your shares of First National stock will be deemed to be "Undesignated Shares", in which case you may receive cash, First Community stock, or a combination of cash and stock, whatever the case may be, so as to cause 2,762,662 shares of First Community common stock to be issued to First National shareholders in the merger and the composition of the total merger consideration to all First National shareholders to consist of at least 45% First Community common stock.

        Q:    What if my employment is terminated prior to the merger?

        A:    You will have 90 days from the date of termination to exercise your vested options or the vested options will terminate. All unvested options will terminate on the date of termination of your employment. If you exercise your options by the record date for the First National special meeting, then you will receive an election form to make an exchange election. If you fail to make an election or exercise your options after the election deadline has passed, the shares of First National common stock you receive will be treated as "Undesignated Shares". If you do nothing, you will receive cash for each underlying share of your options equal to the difference between $10.00 and the exercise price of your option. Your receipt of cash for your option shares will be taxable.

        Q:    What if my employment is terminated after the merger and I have received replacement options?

        A:    The replacement options will be governed by the terms of the First Community stock option plan.

        Q:    What happens to my First National options if the merger fails to close?

        A:    Unless already exercised, your options will remain outstanding under the terms of the First National plan and continue to vest under the terms by which the options were granted. If you properly exercised any vested options, you will be issued First National common stock.

        Q:    Whom should I contact with questions or to obtain additional copies of this proxy statement-prospectus?

        A:    First Community shareholders should contact:

  First Community Bancorp
  275 North Brea Boulevard
  Brea, California 92821
  Attn: Corporate Secretary
  (714) 671-6800

First National shareholders should contact:

  First National Bank
  401 West "A" Street
  San Diego, California 92101
  Attn: Corporate Secretary
  (619) 233-5588

        Please refer to "Where to Find More Information" on the inside front cover of this proxy statement-prospectus for additional information and resources.

SUMMARY

        This brief summary highlights selected information from this document and does not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers you. See "Where You Can Find More Information" on the inside front cover of this proxy statement-prospectus. Each item in this summary contains a page reference directing you to a more complete description of that item. Unless otherwise specified, references to "we", "our" and "us" in this document mean First Community and First National together.

The Merger (Page 57)

        We propose a merger in which First National will merge with and into Rancho Santa Fe National Bank, a wholly-owned subsidiary of First Community. As a result of the merger, First National will cease to exist as a separate entity and First National shareholders will have the right to become a shareholder of First Community. We expect to complete the merger in the third quarter of 2002. When we complete the merger, for each share of First National common stock or preferred stock you own, you will have the right to elect, on a share-by-share basis, to receive:

  •
  $10.00 in cash; or

  •
  0.5008 of a share of First Community common stock

        The merger agreement provides that 2,762,662 shares of First Community common stock, which we refer to as the stock amount, shall be issued in the merger, subject to certain exceptions described in "The Merger—Consideration to be Received by First National Shareholders in the Merger" on page 60. If First National shareholders elect to receive, in the aggregate, stock consideration that would otherwise result in the issuance of more or less than 2,762,662 shares of First Community common stock, then your election may be subject to proration as described on pages 60 through 63.

        We are sending a form of election to First National shareholders in a separate mailing. If you wish to make an election with respect to your First National shares, you should complete the appropriate form and send it in the envelope provided with the form of election to U.S. Stock Transfer Corporation, which is the exchange agent. For you to make an effective election, your properly executed election form must be received by the exchange agent before the election deadline on August 29, 2002. You must include your First National stock certificates with your election form. Please read the instructions to the election form for information on completing that form. Those instructions will also inform you of what to do if your stock certificates have been lost, stolen or destroyed.

        First National shareholders should not send their First National stock certificates in the envelope provided for returning their proxy card. The stock certificates should only be forwarded to the exchange agent with the letter of transmittal and election form.

        Copies of this proxy statement-prospectus and the election form will be provided to all persons who become First National shareholders after the record date and prior to the election deadline in order to permit them to make an election.

The Companies (Page 91)

First Community Bancorp
6110 El Tordo
Rancho Santa Fe, California 92067
(858) 756-3023

        First Community is a California corporation registered under the Bank Holding Company Act of 1956. First Community's principal business is to serve as a holding company for its banking subsidiaries Pacific Western National Bank and Rancho Santa Fe National Bank. First Community was established in October 1999. In May 2000, it became the parent of Rancho Santa Fe National Bank and of First Community Bank of the Desert. In January 2002, First Community completed the consolidation of First Community Bank of the Desert, First Professional Bank and Pacific Western National Bank under the charter of First Professional Bank, which was renamed Pacific Western National Bank upon completion of the consolidation. Rancho Santa Fe National

Bank is a federally chartered commercial bank serving the commercial, industrial, professional, real estate and private banking markets of San Diego County. Pacific Western National Bank is also a federally chartered commercial bank, and it serves the commercial, industrial, professional, real estate and private banking markets of Los Angeles, Orange, Riverside and San Bernardino Counties.

        As of March 31, 2002, on an unaudited basis, First Community had total consolidated assets of approximately $1,199.8 million, total consolidated loans, net of deferred fees, of approximately $798.7 million, total consolidated deposits of approximately $1,046.0 million and total consolidated shareholders' equity of approximately $104.3 million. First Community had 327 active full time equivalent employees on March 31, 2002.

First National Bank
401 West "A" Street
San Diego, California 92101
(619) 233-5588

        First National is a national banking association and is headquartered in San Diego, California. First National has seven branches located in San Diego County and Imperial County, California.

        As of March 31, 2002, on an unaudited basis, First National had total assets of approximately $649.1 million, total loans, net of deferred fees, of approximately $407.2 million, total deposits of approximately $525.0 million, and total shareholders' equity of approximately $51.6 million. First National had 221 active full time equivalent employees on March 31, 2002.

Material Federal Income Tax Considerations of the Merger (Page 71)

        In general, for United States federal income tax purposes, if you exchange your First National common stock or First National preferred stock solely for cash in the merger, you will recognize gain or loss in an amount equal to the difference between the cash received and your adjusted tax basis in your First National common stock or First National preferred stock. We expect that if you receive solely First Community common stock in exchange for your shares of First National common stock or First National preferred stock, you generally will not recognize any gain or loss for United States federal income tax purposes. However, you will have to recognize income or gain in connection with cash received in lieu of fractional shares of First Community common stock. If you receive a combination of cash and First Community common stock in the merger, you will not recognize loss but will recognize gain, if any, on the shares exchanged to the extent of any cash received. This tax treatment may not apply to all First National shareholders.

        Each of First Community's and First National's obligation to complete the merger is conditioned on First Community's and First National's receipt of legal opinions about the federal income tax treatment of the merger. These opinions will not bind the Internal Revenue Service, which could take a different view. To review the tax consequences to First National shareholders in greater detail, see "The Merger—Material Federal Income Tax Considerations of the Merger" beginning on page 71. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE MERGER.

Concurrent Transactions (Page 93)

        In addition to the merger, First Community is in the process of executing the following additional transactions.

        On April 18, 2002, First Community entered into an agreement to acquire Upland Bank, a state bank with its principal place of business in Upland, California. Pursuant to that agreement, Upland Bank will merge with and into Pacific Western National Bank, a wholly-owned subsidiary of First Community.

        On May 13, 2002, First Community entered into an agreement to acquire Marathon Bancorp, a bank holding company with its principal place of business in Los Angeles, California. Pursuant to that agreement, Marathon National Bank, a wholly-owned subsidiary of Marathon Bancorp, will merge with and into Pacific Western National Bank.

        On July 17, 2002, First Community raised $83.3 million, before expenses and underwriting discounts, through the sale of its common stock by means of a registered public offering. On July 24, 2002, First Community raised an additional $12.5 million, before expenses and underwriting discounts, in connection with the exercise in full of the over-allotment option by the underwriters of the public offering.

        The transactions mentioned above may impact the ability of First Community to consummate the merger and its ability to successfully integrate First National with the businesses of First Community. These transactions may also have a dilutive effect on the shares of First Community common stock that you may receive in the merger. For more information see "Risk Factors" beginning on page 14 and "Information About First Community—Concurrent Transactions" beginning on page 93.

        On June 26, 2002, First Community closed an offering of trust preferred securities with an aggregate liquidation preference of $10.0 million.

Market Price Information for the Common Stock of each of First Community and First National (Page 22)

        First Community trades on the Nasdaq National Market System, which we refer to as Nasdaq, under the symbol "FCBP". The historical closing price for First Community's common stock on April 26, 2002, the last trading day before the public announcement of the merger, was $26.85. The historical closing price for First Community's common stock on July 24, 2002, the last practicable trading date before the date of this proxy statement-prospectus, was $28.10.

        First National trades on the over-the-counter bulletin board market under the symbol "FNBQ". There is a very limited trading market for First National common stock. The historical closing price for First National's common stock on July 24, 2002, the last practicable trading date before the date of this proxy statement-prospectus, was $11.15.

        Because the number of shares of First Community common stock that First National shareholders will receive in exchange for each share of First National common stock or preferred stock in the merger is fixed, if you elect to receive First Community common stock, the value of the shares of First Community common stock you will receive in the merger will fluctuate as the price of First Community common stock changes. First Community cannot assure you that its stock price will continue to trade at or above the prices shown above. You should obtain current stock price quotations for First Community common stock from a newspaper, via the Internet or by calling your broker.

The Special Meeting of First National Shareholders (Page 49)

        The special meeting of First National shareholders will be held on September 5, 2002 at 1:30 p.m., local time, at First National's San Diego office at 401 West "A" Street, San Diego, California 92101. At the special meeting, you will be asked to approve the merger agreement by and among First Community, First National and Rancho Santa Fe.

The Special Meeting of First Community Shareholders (Page 55)

        The special meeting of First Community shareholders will be held on September 6, 2002 at 10:00 a.m., local time, at The Inn, 5951 Linea del Cielo, Rancho Santa Fe, California. At the special meeting, you will be asked to approve the principal terms of the merger agreement by and among First Community, First National and Rancho Santa Fe, including the issuance of First Community common stock to shareholders of First National, to approve an amendment to First Community's articles of incorporation to increase in the number of authorized shares of common stock of First Community from 15 million shares to 30 million shares and to approve an amendment to First Community's 2000 Stock Incentive Plan to increase the number of shares subject to the Plan from 1,600,000 to 2,000,000.

Record Dates; Votes Required (Page 49)

        First National.    You can vote at the First National special meeting if you owned First

National common stock or preferred stock at the close of business on the First National record date which is July 22, 2002. On that date, there were 9,825,562 shares of common stock and 1,412,202 shares of preferred stock of First National outstanding and entitled to vote. You can cast one vote for each share of common stock or preferred stock of First National you owned on that date. As of its record date, directors, officers and affiliates of First National collectively owned approximately, including shares issuable upon exercise of warrants and vested options, 35.0% of the outstanding First National shares.

        Approval of the merger requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of First National common stock and preferred stock, voting together as a single class, entitled to vote at the special meeting. Not voting, or failing to instruct your broker how to vote shares held for you in the broker's name, will have the same effect as voting against the merger.

        At close of business on the First National record date, Austray Pte Ltd., Leon H. Reinhart & Self-Directed IRA, the Liebman Trust, Larkstone Inc., Jackpot Futures L.P., Mystory Corp., Brenner International Group LLC, Enivia Pte Ltd., Robert Whetten & Robert J. Whetten IRA, and the Reinhart Family 2001 Charitable Remainder Unitrust owned 5,055,363 shares of First National common stock and 928,650 shares of First National preferred stock, allowing them to exercise approximately 53.2% of the voting power of First National common stock and preferred stock entitled to vote at the First National special meeting. These shareholders have agreed to vote these shares in favor of the merger agreement, as more fully described in the summary of shareholder agreements beginning on page 88. As of the same date, First Community and its affiliates beneficially owned 280,172 shares of First National common stock.

        First Community.    You can vote at the First Community special meeting if you owned First Community common stock at the close of business on July 24, 2002 which is the First Community record date. On that date, there were 11,456,831 shares of common stock of First Community outstanding and entitled to vote. You can cast one vote for each share of common stock of First Community you owned on that date. As of its record date, First Community officers, directors and affiliates owned approximately 19.7% of the outstanding shares of common stock of First Community, excluding 1.7% of the outstanding shares which are owned by a former director who resigned from the board of First Community on the record date.

        Approval of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of First Community common stock entitled to vote at the special meeting. Not voting, or failing to instruct your broker how to vote shares held for you in the broker's name, will have the same effect as voting against the merger.

        Approval of the amendment to the articles of incorporation of First Community to increase the authorized number of common shares requires the affirmative vote of the holders of a majority of the outstanding shares of First Community common stock entitled to vote at the special meeting. Not voting, or failing to instruct your broker how to vote shares held for you in the broker's name, will have the same effect as voting against the amendment to the articles of incorporation.

        Approval of the amendment to First Community's 2000 Stock Incentive Plan to increase the number of shares subject to the Plan requires the affirmative vote of the holders of a majority of the outstanding shares of First Community common stock entitled to vote at the special meeting. Not voting, or failing to instruct your broker how to vote shares held for you in the broker's name, will have the same effect as voting against the amendment to the Plan.

Revocability of Proxies

        You may revoke your proxy at any time before it is exercised by (1) filing with the Corporate Secretary of First National or First Community, as the case may be, a written notice of revocation of your proxy; (2) submitting a duly executed proxy bearing a later date; or (3) voting in person at the special meeting.

Opinion of First National's Financial Advisor (Page 63)

        Among other factors considered in deciding to approve the merger, on April 22, 2002 the First National board of directors received the written opinion of its financial advisor, Keefe, Bruyette & Woods, Inc., that, as of that date and based on and subject to the assumptions, limitations and qualifications set forth in its opinion, the consideration to be provided to the shareholders of First National was fair to the shareholders of First National from a financial point of view. The opinion of Keefe Bruyette dated as of April 22, 2002, is attached as Appendix B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Keefe Bruyette in providing its opinion. Upon consummation of the merger, First National will pay an advisory fee to Keefe Bruyette of $200,000.

The First National and First Community Boards of Directors Recommend that You Vote "For" Approval of the Merger (Page 58)

        After careful consideration, the board of directors of each of First National and First Community determined by unanimous vote that the merger is fair to and in the best interests of their respective shareholders, declared that the merger agreement is advisable and approved our merger agreement.

        Based on First National's reasons for the merger described in this document, including Keefe, Bruyette's fairness opinion, the First National board of directors voted unanimously to recommend that you vote "FOR" the proposal to approve the merger agreement.

        Based on First Community's reasons for the merger described in this document, the First Community board of directors unanimously recommends that you vote "FOR" the proposal to approve the principal terms of the merger agreement and to issue the shares of common stock pursuant to the merger.

Conditions to Completion of the Merger (Page 84)

        The completion of the merger depends on a number of conditions being met, including:

  •
  performance of the obligations of First National shareholders that are party to shareholder agreements;

  •
  that First National will have the required amount of shareholders' equity;

  •
  approval of the merger agreement by First National and First Community shareholders;

  •
  receipt of required regulatory approvals, including approval by the Office of the Comptroller of the Currency, or OCC, and that such approvals do not contain restrictions or conditions that would have a material adverse effect on First Community or any of its subsidiaries or reduce the benefit of the merger to First Community to the extent that it would not have entered into the merger agreement had it known such restrictions or conditions would be imposed prior to entering into the merger agreement;

  •
  absence of an injunction or regulatory prohibition to completion of the merger;

  •
  receipt by each of First Community and First National of an opinion from their respective tax counsel that the merger will qualify as a tax-free reorganization;

  •
  accuracy of the respective representations and warranties of First National and First Community, subject to exceptions that would not have a material adverse effect on First National or First Community; and

  •
  compliance in all material respects by First National and First Community with their respective covenants in the merger agreement.

        Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger although that condition has not been satisfied. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived or that the merger will be completed.

We May Decide Not to Complete the Merger (Page 85)

        First National and First Community can agree at any time not to complete the merger, even if you have voted to approve the merger agreement. Also, either of us can decide, without the consent of the other, not to complete the merger in a number of other situations, including:

  •
  the final denial of a required regulatory approval;

  •
  failure of First Community or First National shareholders to approve the merger agreement;

  •
  failure to complete the merger by December 31, 2002;

  •
  breach by the other party of its representations, warranties, covenants or agreements contained in the merger agreement, if the breach is of the sort that would permit the terminating party to not complete the merger and the breach is not cured within 30 days of notice of the breach or cannot, by virtue of its nature or timing, be cured prior to the intended completion date of the merger; and

  •
  if the closing price of First Community common stock on the closing date is less than $19.97 per share, and First Community decides not to increase the number of shares of First Community common stock being offered in the merger so that First National shareholders would receive consideration at least equal the consideration they would have received had First Community's stock price been $19.97.

Termination Fee (Page 86)

        Under certain conditions, either First Community or First National may owe to the other party a termination fee in the amount of $5.0 million if the merger agreement is terminated. The merger agreement requires First National to pay the termination fee to First Community if the merger agreement is terminated under the following circumstances:

  •
  if First National terminates before December 31, 2002 pursuant to a competing acquisition proposal, or terminates on or after December 31, 2002 and First Community, at the time of the termination by First National, is also entitled to terminate the merger agreement; or

  •
  if First Community terminates because of:

  •
  an uncured breach of the merger agreement by First National;

  •
  failure of First National shareholders to approve the merger;

  •
  First National's discussions with a third party regarding a competing acquisition proposal; or

  •
  First National's board of directors fails to recommend the merger to shareholders or withdraws or changes its recommendation.

        The merger agreement requires First Community to pay the termination fee to First National if the merger agreement is terminated under the following circumstances:

  •
  if either First Community or First National terminates because of the failure to receive a necessary regulatory approval, and such failure is not predominantly based on an identified problem or condition at First National or any of its subsidiaries;

  •
  if First Community terminates on or after December 31, 2002 and First National, at the time of the termination by First Community, is also entitled to terminate the merger agreement; or

  •
  if First National terminates because of:

  •
  an uncured breach of the merger agreement by First Community;

  •
  failure of First Community shareholders to approve the merger;

    •
    the closing price of First Community's common stock is below $19.97 per share on the closing date of the merger and First Community decides not to increase the number of shares of First Community common stock being offered in the merger; or

    •
    First Community's willful breach of its covenant to use its best efforts with respect to regulatory applications.

        In addition, if First Community's shareholders approve the merger agreement but do not approve the amendment to the articles of incorporation, First Community will not be able to issue the requisite number of shares in the merger and may have to pay the $5.0 million termination fee.

We May Amend the Terms of the Merger and Waive Some Conditions (Page 87)

        First Community and First National may jointly amend the terms of the merger agreement, and each of us may waive our right to require the other party to adhere to those terms, to the extent legally permissible. However, after you approve the merger agreement, any subsequent amendment or waiver that reduces or changes the amount or form of the consideration that you will receive as a result of the merger cannot be completed without your prior approval.

First Community Shareholders May Have Appraisal Rights (Page 123)

        Under California law, as a First Community shareholder you may have the right to dissent from the merger and to have the appraised fair market value of your shares of First Community common stock paid to you in cash. You have the right to seek appraisal of the value of your First Community shares and be paid the appraised value if all of the following conditions exist:

  •
  You deliver to First Community, before the vote is taken at the special meeting, a written demand for payment of your shares of First Community common stock;

  •
  The holders of at least 5% of the total number of shares of First Community common stock (including you) make the required written demand;

  •
  You vote against the merger; and

  •
  You otherwise comply with the provisions governing dissenters' rights under California law.

        If you dissent from the merger and the conditions outlined above are met, your only right will be to receive the appraised value of your shares in cash. You should be aware that submitting a signed proxy card without indicating a vote with respect to the merger will be deemed a vote "FOR" the merger and a waiver of your dissenter's rights. A vote "AGAINST" the merger does not dispense with the requirement to deliver a written demand for payment.

        The appraised value may be less than the consideration you would receive under the terms of the merger agreement.

        For more detailed information about your rights under California law, see "Dissenters' Rights—First Community Shareholders' Rights".

First National Shareholders May Have Appraisal Rights (Page 125)

        Under federal law, as a First National shareholder you may have the right to dissent from the merger and to have the appraised fair market value of your shares of First National common stock or preferred stock paid to you in cash. You have the right to seek appraisal of the value of your First National shares and be paid the appraised value if you (1) vote against the merger or give written notice to First National prior to the special meeting that you dissent from the merger, (2) submit your First National stock certificates to First Community accompanied by a request for appraisal within 30 days after the consummation of the merger and (3) otherwise comply with the provisions governing dissenters' rights under federal law.

        If you dissent from the merger and the conditions outlined above are met, your shares of First National will not be exchanged for shares of First Community common stock in the merger, and your only right will be to receive the appraised value of your shares in cash. You should be aware that submitting a signed proxy card without indicating a vote with respect to the merger will be deemed a vote "FOR" the merger and a waiver of your dissenters' rights. A vote "AGAINST" the merger does not dispense with the other requirements to request an appraisal under federal law.

        The appraised value may be less than the consideration you would receive under the terms of the merger agreement.

        For more detailed information about your rights under federal law, see "Dissenters' Rights—First National Shareholders' Rights".

In Order to Complete the Merger, We Must First Obtain Federal Regulatory Approval (Page 71)

        In order to complete the merger, First Community and First National must first obtain the consent of the OCC. On May 23, 2002, Rancho Santa Fe and First National filed an application with the OCC under the Bank Merger Act.

Proposed Amendment to First Community's Articles of Incorporation (Page 89)

        First Community shareholders will also vote on a proposal to approve an amendment to First Community's articles of incorporation which will increase the number of authorized shares of First Community common stock from 15 million shares to 30 million shares. Without approval of the amendment First Community will not be able to issue a sufficient number of shares to consummate the merger. If the shareholders of First Community approve the merger agreement but do not approve the amendment to the articles of incorporation, First Community will not be able to issue the requisite number of shares in the merger and may have to pay First National the $5.0 million termination fee.

        The board of directors of First Community unanimously recommends that you vote "FOR" approval of the proposed amendment.

Proposed Amendment to First Community's 2000 Stock Incentive Plan (Page 90)

        First Community shareholders will also vote on a proposal to approve an amendment to First Community's 2000 Stock Incentive Plan which will increase the number of shares of First Community common stock from 1,600,000 shares to 2,000,000 shares. Approval of the amendment is not a condition to completion of the merger.

        The board of directors of First Community unanimously recommends that you vote "FOR" approval of the proposed amendment.

COMPARATIVE PER SHARE DATA

        The following table presents certain historical per share data of First Community and First National and certain unaudited pro forma per share data that reflect the combination of First Community and First National using the purchase method of accounting. This data should be read in conjunction with First Community's audited and unaudited consolidated financial statements and notes thereto that are incorporated by reference in this proxy statement-prospectus and First National's audited and unaudited consolidated financial statements and notes thereto that are included as Appendix F with this proxy statement-prospectus, and the unaudited pro forma combined condensed consolidated financial information included elsewhere in this proxy statement-prospectus. The unaudited pro forma combined per share data do not necessarily indicate the operating results that would have been achieved had the combination of First Community and First National actually occurred at the beginning of the periods presented, nor do they indicate future results of operations or financial position.

	As of and for the Three Months Ended March 31, 2002
			Pro Forma
	First Community	First National	First Community and First National	First National Equivalent(1)
Net income from continuing operations per common share:
Basic	$0.33	$0.03	$0.19	$0.10
Diluted	$0.32	$0.03	$0.19	$0.10
Dividends declared on common stock	$0.09	—	$0.09	$0.05
Dividends declared on preferred stock	N/A	—	N/A	N/A
Book value per common share	$13.84	$5.26	$18.22	$9.12
Book value per common share assuming conversion of preferred shares	N/A	$4.60	N/A	N/A

	As of and for the Year Ended December 31, 2001
			Pro Forma
	First Community	First National	First Community and First National	First National Equivalent(1)
Net income (loss) from continuing operations per common share:
Basic	$1.30	$(0.43)	$0.24	$0.12
Diluted	$1.23	$(0.43)	$0.23	$0.12
Dividends declared on common stock	$0.36	—	$0.36	$0.18
Dividends declared on preferred stock	N/A	—	N/A	N/A
Book value per common share	$10.48	$5.34	$17.78	$8.90
Book value per common share assuming conversion of preferred shares	N/A	$4.66	N/A	N/A

(1)
The First National pro forma equivalent per share amounts are computed by multiplying the First Community and First National pro forma combined amounts by the exchange ratio, resulting in a holder of First National common or preferred stock receiving 0.5008 of a share of First Community common or preferred stock in exchange for a share of First National common or preferred stock.

RISK FACTORS

        By voting in favor of the merger, you will be choosing to invest in the combined company's common stock to the extent you receive First Community common stock in exchange for your shares of First National common stock and preferred stock. An investment in the combined company's common stock contains a high degree of risk. In addition to the other information included in this document, including the matters addressed in "Cautionary Statement Regarding Forward-Looking Statements", you should carefully consider the matters described below in determining whether to approve the merger agreement.

  Risks Related to the Merger

The merger consideration that is paid in First Community common stock fluctuates based on the final First Community stock price.

        If you receive First Community common stock in the merger, the exchange ratio is fixed at 0.5008 of a share of First Community common stock for each share of First National common stock and preferred stock exchanged therefor. This average price may vary from the price of First Community common stock on the date the merger was announced, on the date that this document is mailed to First National shareholders, and on the date of the special meeting of First National shareholders. Any change in the price of First Community common stock prior to completion of the merger may affect the value of the merger consideration that you will receive upon completion of the merger. Stock price changes may result from a variety of factors, including completion of the merger, general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. We urge you to obtain current market quotations for First Community common stock.

You may not receive the form of merger consideration that you elect.

        The merger agreement contains provisions that are designed to ensure that, subject to certain exceptions discussed in "The Merger—Consideration to be Received by First National Shareholders in the Merger", 2,762,662 shares of First Community common stock will be issued in conjunction with the merger. If elections are made by First National shareholders that would result in them receiving more or less First Community common stock than this amount, either those electing to receive cash or those electing to receive First Community common stock will have the consideration of the type they selected reduced by a pro rata amount and will receive a portion of their consideration in the form that they did not elect to receive. Accordingly, there is a risk that you will not receive a portion of the merger consideration in the form that you elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected (including with respect to the recognition of taxable gain to the extent cash is received). See "The Merger—Material Federal Income Tax Considerations of the Merger" beginning on page 71.

If First Community is unable to integrate successfully the operations of First National and the operations of other banks it has acquired or proposed to acquire, the combined business and earnings may be negatively affected.

        First Community has acquired six banks since its formation, including three banks since September 30, 2001. In addition, First Community has announced agreements to acquire two banks in addition to First National, Upland Bank and Marathon Bancorp, which, if consummated, will nearly double the size of First Community's operations. Successful integration of these banks, each of which previously operated independently, will depend primarily on First Community's ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. First Community cannot assure you that it will be able to integrate their operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Estimated cost savings and revenue enhancements are projected to come from various areas that management has identified through the due diligence and integration planning process. If First Community has difficulties with any of these integrations, it might not achieve the economic benefits it expects to result from these acquisitions and this would likely hurt its business and earnings. In addition, First Community may experience greater than expected costs or difficulties relating to the integration of these banks, and/or may not realize expected cost savings from these acquisitions within the expected time frames.

The inability to raise cash through a registered offering of First Community common stock may delay consummation of the merger.

        If First Community is unable to raise cash pursuant to a registered offering of its common stock, it will need to secure alternative sources of funding in order to finance the acquisitions of First National, Marathon Bancorp and Upland Bank. The time necessary to secure alternative funding, if it is needed, may delay the consummation of the merger.

Shares eligible for future sale could have a dilutive effect.

        As of July 24, 2002, there are 15,000,000 shares of First Community common stock authorized, of which approximately 11,456,831 shares are outstanding. That figure includes 3,400,000 shares of First Community common stock issued on July 17, 2002, pursuant to a registered public offering and 510,000 shares issued on July 24, 2002, pursuant to the underwriters' over-allotment option. It is currently contemplated that a maximum of 2,762,662 additional shares will be issued in the merger to First National shareholders, subject to certain limited exceptions which could increase the total number of shares of First Community common stock delivered to First National shareholders in the merger. See "The Merger—Consideration to be Received by First National Shareholders in the Merger" on page 60.

        Shares of First Community common stock eligible for future sale including those that may be issued in the acquisition of Upland Bank and Marathon Bancorp and any offering of First Community common stock for cash could have a dilutive effect on the market for First Community common stock and could adversely affect market prices.

        On July 17, 2002, First Community raised $83.3 million, before expenses and underwriting discounts, through the sale of its common stock by means of a registered public offering. On July 24, 2002, First Community raised an additional $12.5 million, before expenses and underwriting discounts, in connection with the exercise in full of the over-allotment option by the underwriters of the public offering.

        First Community has also filed two additional registration statements with the SEC on Form S-4 in connection with the acquisitions of Upland and Marathon Bancorp, respectively. These registration statements provide for First Community to issue up to 1.1 million shares of its common stock in connection with those acquisitions. First Community currently intends to complete the issuance of those shares and close those transactions by the end of the third quarter of 2002.

  Risks Related to First Community Following Completion of the Merger

        As used in this section "Risks Related to First Community Following Completion of the Merger", references to "we", "us" and "our" means First Community after acquiring First National.

We face strong competition from financial service companies and other companies that offer banking services, which could hurt our business.

        After the merger, we will continue to conduct our banking operations exclusively in Southern California. Increased competition in our market may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the banking services that we offer in our service area. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. We also face competition from out-of-state financial intermediaries that have opened low-end production offices or that solicit deposits in their respective market areas. If we are unable to attract and retain banking customers, we may be unable to continue our loan growth and level of deposits and our results of operations and financial condition may otherwise be adversely affected.

Changes in economic conditions, in particular an economic slowdown in Southern California, could hurt our business materially.

        Our business is directly affected by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. A deterioration in economic conditions, in particular an economic slowdown in Southern California, could result in the following consequences, any of which could hurt our business materially:

  •
  loan delinquencies may increase;

  •
  problem assets and foreclosures may increase;

  •
  demand for our products and services may decline;

  •
  low cost or non-interest bearing deposits may decrease; and

  •
  collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with our existing loans.

A downturn in the real estate market could hurt our business.

        A downturn in the real estate market could hurt our business because many of our loans are secured by real estate. Our ability to recover on defaulted loans by selling the real estate collateral would then be diminished, and we would be more likely to suffer losses on defaulted loans. As of March 31, 2002, approximately 50% of the book value of First Community's loan portfolio consisted of loans secured by various types of real estate. Substantially all of our real property collateral is located in Southern California. If there is a significant decline in real estate values, especially in Southern California, the collateral for our loans will provide less security. Real estate values could be affected by, among other things, earthquakes and natural disasters particular to California.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

        Changes in the interest rate environment may reduce profits. It is expected that we will continue to realize income from the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. There can be no assurance that our interest rate risk will be minimized or eliminated. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely offset our prospects.

        We currently depend heavily on the services of our chairman, John Eggemeyer, our chief executive officer, Matthew Wagner, and a number of other key management personnel. The loss of Mr. Eggemeyer's or Mr. Wagner's services or that of other key personnel could materially and adversely affect our results of operations and financial condition. Our success will also depend in part on the ability to attract and retain additional qualified management personnel. Competition for such personnel is strong in the banking industry and we may not be successful in attracting or retaining the personnel we require.

We are subject to extensive regulation, which could adversely affect our business.

        Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of their respective operations. We believe that we are in substantial compliance in all material respects with applicable federal, state and local laws, rules and regulations. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations, will not be adopted in the future, which could make compliance much more difficult or expensive, restrict our ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us or otherwise adversely affect our business or prospects.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

        In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Our ability to pay dividends is restricted by law and contractual arrangements and depends on capital distributions from the banks which are subject to regulatory limits.

        Our ability to pay dividends to our shareholders is subject to the restrictions set forth in California law. In addition, our ability to pay dividends to our shareholders is restricted under specified circumstances under indentures and a revolving credit agreement to which we are a party. We cannot assure you that we will meet the criteria specified under California law or these agreements, in which case we may reduce or stop paying dividends on our common stock. For more information on these restrictions see "Information About First Community—Limitations on Dividends", beginning on page 92.

        The primary source of our income from which we pay dividends is the receipt of dividends from our subsidiary banks. The availability of dividends from the banks is limited by various statutes and regulations. It is possible, depending upon the financial condition of the bank in question, and other factors, that the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, and/or the Office of the Comptroller of the Currency, which we refer to as the OCC, could assert that payment of dividends or other payments is an unsafe or unsound practice. In the event our subsidiaries were unable to pay dividends to us, we in turn would likely have to reduce or stop paying dividends on our common stock. Our failure to pay dividends on our common stock could have a material adverse effect on the market price of our common stock. See "Regulation and Supervision", beginning on page 115.

Only a limited market exists for First Community common stock which could lead to price volatility and losses for First National shareholders receiving First Community common stock in the merger.

        Our common stock was designated for quotation on Nasdaq in June 2000 and trading volumes since that time have been modest. We cannot assure you that an active trading market for our common stock will develop. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market of our common stock.

Our allowance for loan losses may not be adequate to cover actual losses.

        Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our operating results. Our allowance for loan losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover current losses, we cannot assure you that we will not further increase the allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could materially adversely affect our earnings.

Concentrated ownership of our common stock creates a risk of sudden changes in our share price.

        As of March 31, 2002, directors and members of our executive management team beneficially owned or controlled approximately 35% of our common stock. Certain shareholders in First National will also acquire large percentages of our common stock if we consummate the First National acquisition. Investors who purchase our common stock may be subject to certain risks due to the concentrated ownership of our common stock. The sale by any of our large shareholders of a significant portion of that shareholders' holdings could have a material adverse effect on the market price of our common stock. In addition, the registration of shares of our common stock in the First National acquisition will have the immediate effect of increasing the public float of our common stock. Such increase may cause the market price of our common stock to decline or fluctuate significantly.

First National's written agreement with the OCC may delay the benefits to First Community of the merger.

        First National is subject to a written agreement with the OCC which calls for specific actions to be taken by First National, including restricting growth, establishing a compliance committee, controlling the level of credit risk and maintaining adequate allowance for loan losses, adhering to a written insider loan policy and adopting and adhering to a written interest rate risk policy. While the managements of both First Community and First National believe that First National has substantially complied with the terms of the written agreement, the written agreement may not be terminated as soon as we anticipate. We can give no assurances as to whether or when the written agreement will be terminated. The written agreement may delay our plans for the combined company and may interfere with our achievement of cost savings and other benefits to us of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement-prospectus contains and incorporates by reference certain forward-looking statements about First Community's financial condition, results of operations and business of each of First Community and the businesses it has agreed to acquire. These statements may include statements regarding projected performance of First Community for the period following the completion of the merger. You can find many of these statements by looking for words such as "believes", "expects", "anticipates", "estimates", "intends", "will", "plans" or similar words or expressions are used in connection with forward-looking statements. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to those identified under "Risk Factors" above as well as the following:

  •
  combining the businesses of First Community and First National, First Community and Upland Bank or First Community and Marathon Bancorp may cost more than we expect;

  •
  First Community may not be able to successfully or timely complete the acquisitions of Upland Bank or Marathon Bancorp;

  •
  the completion of the proposed merger, the acquisitions of Upland Bank and of Marathon Bancorp may be delayed or prohibited;

  •
  there may be increases in competitive pressure among financial institutions;

  •
  general economic conditions, either nationally or locally in areas in which First National and First Community conduct their operations, or conditions in securities markets may be less favorable than we currently anticipate;

  •
  expected cost savings from the merger and from the acquisitions of First National, Upland Bank and Marathon Bancorp may not be fully realized or realized within the expected time frame;

  •
  changes in inflation or deflation;

  •
  legislation or regulatory changes may adversely affect the ability of the combined company to conduct, or the accounting for, business combinations and new operations;

  •
  integrating the businesses of First National, Upland Bank and Marathon Bancorp and retaining key personnel may be more difficult that we expect;

  •
  First Community's revenues after the merger and following the acquisitions of First National, Upland Bank and Marathon Bancorp may be lower than we expect;

  •
  First Community may lose more business or customers after the merger and after the proposed acquisitions than we expect, or our operating costs may be higher than we expect;

  •
  changes in the interest rate environment may reduce interest margins; or

  •
  legislation or regulatory changes may adversely affect our ability to conduct our business.

        Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. First National shareholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement-prospectus. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of First Community following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of First Community or First National to control or predict. For those statements, First Community and

First National claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

        All subsequent written and oral forward-looking statements attributable to First Community or First National or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither First Community nor First National undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this proxy statement-prospectus or to reflect the occurrence of unanticipated events.

MARKET PRICE AND DIVIDEND INFORMATION

  Comparative Market Price Information

        First Community common stock is listed on Nasdaq, under the symbol "FCBP". The following table presents trading information for First Community common stock on Nasdaq on April 26, 2002, the last trading day prior to the announcement of the signing of the merger agreement, and for First Community common stock and First National common stock on July 24, 2002, the last practical trading day for which information was available prior to the date of this document. The table also presents an implied equivalent per share for First National common stock by multiplying the price per share of First Community common stock by the exchange ratio of 0.5008.

	First Community Common Stock	First National Common Stock	First National Equivalent
April 26, 2002	$26.85	N/A	$13.45
July 24, 2002	$28.10	$11.15	$14.07

        Trading in First National common stock occurs solely on the over-the-counter bulletin board market and is limited in volume. Prices of First National common stock represented quotations by dealers making a market in First National common stock and reflected inter-dealer prices without adjustments for mark-ups, mark-downs or commissions and did not necessarily represent actual transactions. The last reported price for First National's common stock before announcement of the merger was $5.90, reported on February 27, 2002.

        You should obtain current market quotations for First Community common stock. The market price of First Community common stock will probably fluctuate between the date of this document and the date on which the merger is completed and after the merger. Because the market price of First Community common stock is subject to fluctuation, the value of the shares of First Community common stock that you may receive in the merger may increase or decrease prior to and after the merger.

  Historical Market Prices and Dividend Information

        First Community.    The following table sets forth, for the calendar quarter indicated, the high and low closing price per share of First Community common stock as reported on Nasdaq, and the cash dividends per share of First Community common stock.

Quarter Ended	High	Low	Dividends Declared
2000:
First quarter	$15.50	$13.75	$0.09
Second quarter	$14.25	$13.00	$0.09
Third quarter	$15.44	$13.88	$0.09
Fourth quarter	$15.13	$14.75	$0.09
2001:
First quarter	$21.00	$14.81	$0.09
Second quarter	$20.63	$17.44	$0.09
Third quarter	$22.95	$18.75	$0.09
Fourth quarter	$21.90	$18.50	$0.09
2002:
First quarter	$26.30	$19.05	$0.09
Second quarter	$28.96	$23.21	$0.15
Third quarter (through July 24, 2002)	$28.14	$23.74	$0.15

        First National.    The following table sets forth, for the calendar quarter indicated, the high and low quotations by dealers in the over-the-counter bulletin board market of First National common stock and reflects inter-dealer prices without adjustments for mark-ups, mark-downs or commissions and which do not necessarily represent actual transactions, and the cash dividends per share of First National common stock.

Quarter Ended	High	Low	Dividends Declared
2000:
First quarter	$5.30	$5.27	$0.00
Second quarter	$6.88	$5.25	$0.00
Third quarter	$11.25	$5.75	$0.00
Fourth quarter	$8.63	$8.00	$0.00
2001:
First quarter	$8.50	$6.00	$0.00
Second quarter	$6.13	$4.25	$0.00
Third quarter	$10.00	$4.50	$0.00
Fourth quarter	$9.88	$4.10	$0.00
2002:
First quarter	$5.90	$4.10	$0.00
Second quarter	$11.00	$5.90	$0.00
Third quarter (through July 24, 2002)	$11.15	$10.17	—

        The timing and amounts of any future dividends of First Community or First National, as the case may be, will depend upon earnings, cash requirements, the financial conditions of the companies, applicable government regulations and other factors deemed relevant by the First Community or First National board of directors.

        According to the records of First Community's transfer agent, the number of record holders of First Community's common stock as of July 24, 2002 was approximately 2,800. On July 24, 2002, the last reported sales price for First Community's common stock on Nasdaq was $28.10. On July 24, 2002, the last reported sales price for First National's common stock on the over-the-counter bulletin board market was $11.15.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF FIRST NATIONAL

        The following selected consolidated financial data with respect to First National's consolidated statement of financial position as of December 31, 2001 and 2000 and its consolidated statements of operations for the three year period ended December 31, 2001 have been derived from the audited consolidated financial statements that are included in this proxy statement-prospectus. This information should be read in conjunction with such consolidated financial statements and the notes thereto. The summary financial data with respect to First National's consolidated statement of financial position as of December 31, 1999, 1998 and 1997 and its consolidated statements of operations for the years ended December 31, 1998 and 1997 have been derived from First National's audited consolidated financial statements, which are not presented herein. The summary financial data at and for the periods ended March 31, 2002 and 2001 are unaudited and have been derived from the unaudited consolidated financial statements that are included in this proxy statement-prospectus. The operating results for the period ended March 31, 2002 are not necessarily indicative of the operating results that may be expected for the year ended December 31, 2002.

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(in thousands except per share data)
Summary of Operations:
Interest income	$9,020	$13,943	$47,418	$56,373	$39,438	$33,250	$25,064
Interest expense	2,940	6,453	20,171	26,886	17,672	15,718	9,762

Net interest income	6,080	7,490	27,247	29,487	21,766	17,532	15,302
Provision for loan losses	900	1,125	10,675	7,705	1,850	(600)	(600)

Net interest income after provision for loan losses	5,180	6,365	16,572	21,782	19,916	18,132	15,902
Noninterest income	1,933	2,096	7,735	6,758	5,854	7,005	3,728
Noninterest expense	6,573	7,294	31,055	26,355	23,813	20,745	15,951

Earnings (loss) from continuing operations before income taxes	540	1,167	(6,748)	2,185	1,957	4,392	3,679
Income taxes (benefit)	228	467	(2,699)	859	(2,624)	1,153	(2,040)

Net earnings (loss) from continuing operations	$312	$700	$(4,049)	$1,326	$4,581	$3,239	$5,719

Net earnings (loss)	$308	$570	$(4,501)	$1,172	$4,348	$3,142	$5,634

Ending Balance Sheet Data:
Assets	$649,131	$685,738	$714,020	$696,351	$607,930	$517,862	$412,350
Money market mutual funds	32,027	24,389	66,704	706	—	—	—
Securities	136,540	98,852	96,638	123,323	185,215	199,062	183,238
Loans, net	407,197	448,143	405,826	449,417	364,628	243,989	179,671
Allowance for loan losses	10,239	7,940	10,668	6,706	6,257	4,276	4,425
Deposits	524,954	553,132	588,715	567,076	452,264	410,076	357,909
Borrowed funds	68,000	74,431	68,268	77,014	110,259	72,173	21,547
Shareholders' equity	51,576	54,932	51,525	46,836	41,802	32,240	29,504
Per Share Data and Ratios:
Basic earnings (loss) from continuing operations per share	$0.03	$0.08	$(0.43)	$0.15	$0.59	$0.44	$0.79
Diluted earnings (loss) from continuing operations per share	0.03	0.07	(0.43)	0.15	0.57	0.44	0.78
Basic earnings (loss) per share	0.03	0.06	(0.48)	0.13	0.56	0.43	0.77
Diluted earnings (loss) per share	0.03	0.06	(0.48)	0.13	0.54	0.43	0.77
Dividends declared per share	—	—	—	—	—	—	—
Dividends payout ratio	—	—	—	—	—	—	—
Book value per share	4.60	5.21	4.66	5.14	4.73	4.43	4.05
Shareholders' equity to assets at period end	7.95%	8.01%	7.22%	6.73%	6.88%	6.23%	7.16%
Return on average assets	0.18%	0.33%	(0.65)%	0.17%	0.80%	0.66%	1.77%
Return on average equity	2.38%	4.58%	(8.63)%	2.70%	12.90%	10.37%	23.12%
Net interest margin	3.90%	4.70%	4.25%	4.70%	4.33%	3.97%	5.20%

SELECTED QUARTERLY FINANCIAL DATA OF FIRST NATIONAL

	At or for the Three Months Ended
	March 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	March 31, 2000
	(in thousands, except per share data)
Interest income	$9,020	$10,127	$11,269	$12,079	$13,943	$14,760	$14,667	$14,120	$12,826
Interest expense	2,940	3,617	4,651	5,450	6,453	7,050	7,142	6,718	5,976

Net interest income	6,080	6,510	6,618	6,629	7,490	7,710	7,525	7,402	6,850
Provision for loan losses	900	1,600	1,900	6,050	1,125	4,830	2,275	300	300

Net interest income after provision for loan losses	5,180	4,910	4,718	579	6,365	2,880	5,250	7,102	6,550
Noninterest income	1,933	2,018	1,907	1,714	2,096	1,849	1,778	1,714	1,417
Noninterest expense	6,573	8,771	7,422	7,568	7,294	6,147	6,902	6,798	6,508

Earnings (loss) from continuing operations before income taxes	540	(1,843)	(797)	(5,275)	1,167	(1,418)	126	2,018	1,459
Income taxes (benefit)	228	(740)	(316)	(2,110)	467	(582)	50	808	583

Net earnings (loss) from continuing operations	$312	$(1,103)	$(481)	$(3,165)	$700	$(836)	$76	$1,210	$876

Basic earnings (loss) from continuing operations per share	$0.03	$(0.11)	$(0.05)	$(0.35)	$0.08	$(0.09)	$0.01	$0.14	$0.10
Diluted earnings (loss) from continuing operations per share	0.03	(0.11)	(0.05)	(0.35)	0.07	(0.09)	0.01	0.13	0.10

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF FIRST COMMUNITY

        First Community is providing the following information to aid you in your analysis of the financial aspects of the merger. First Community derived the information as of and for the years ended December 31, 1997 through December 31, 2001 from its historical audited consolidated financial statements for these fiscal years. First Community derived the financial information for the three months ended March 31, 2001 and March 31, 2002 from its unaudited condensed consolidated financial statements that include, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of the results. The audited and unaudited consolidated financial information contained herein is the same historical information that First Community has presented in its prior filings with the SEC. The consolidated unaudited pro forma financial data set forth below as of and for the three-month period ended March 31, 2002 and for the year ended December 31, 2001 have been derived from First Community's unaudited pro forma combined condensed financial statements incorporated by reference in this proxy statement-prospectus.

        The operating results for the three months ended March 31, 2002 are not necessarily indicative of the operating results that may be expected for the year ended December 31, 2002. First Community expects that it will incur merger and restructuring expenses as a result of the acquisition of First National, as well as for the proposed acquisitions of Marathon and Upland, and the completed acquisitions of Pacific Western and W.H.E.C., Inc. First Community and First National both anticipate that the merger, as well as other acquisitions mentioned above, will provide the combined company with financial benefits that include reduced operating expenses and enhanced opportunities to earn more revenue. The information presented below does not reflect these financial expenses or benefits and, accordingly, does not attempt to predict or suggest future results. This information is only a summary, and you should read it in conjunction with First Community's consolidated financial statements and notes thereto contained in First Community's 2001 Annual Report on Form 10-K, which is incorporated by reference into this document. See "Where to Find More Information" on the inside front cover of this proxy statement-prospectus.

	At or for the Three Months Ended March 31, 2002			At or for the Year Ended December 31, 2001
							At or for the Years Ended December 31,
		Pro Forma(2)	Pro Forma(3)		Pro Forma(2)	Pro Forma(3)
	Actual(1)			Actual(4)			2000(5)(6)	1999(5)	1998(5)	1997(5)
	(dollars in thousands, except per share data)
Consolidated Statements of Earnings Data:
Interest Income	$13,901	$26,042	$29,641	$43,114	$125,469	$141,673	$28,831	$23,405	$20,258	$16,707
Interest expense	2,988	6,671	7,547	11,251	45,487	50,885	7,924	5,688	5,390	4,564

Net interest income	10,913	19,371	22,094	31,863	79,982	90,788	20,907	17,717	14,868	12,143
Provision for loan losses	—	1,015	1,045	639	12,669	12,844	520	518	941	310

Net interest income after provision for loan losses	10,913	18,356	21,049	31,224	67,313	77,944	20,387	17,199	13,927	11,833
Noninterest income	1,940	4,285	4,790	5,177	17,064	18,459	2,465	2,304	2,692	2,426
Noninterest expense	9,217	18,238	20,654	25,915	78,886	88,166	18,145	12,073	10,897	9,544

Earnings from continuing operations before income taxes	3,636	4,403	5,185	10,486	5,491	8,237	4,707	7,430	5,722	4,715
Income taxes	1,474	1,752	1,931	4,376	2,235	2,949	2,803	3,166	2,140	1,878

Net earnings from continuing operations	$2,162	$2,651	$3,254	$6,110	$3,256	$5,288	$1,904	$4,264	$3,582	$2,837

Basic earnings from continuing operations per share	$0.33	$0.19	$0.22	$1.30	$0.24	$0.36	$0.49	$1.10	$0.93	$0.74
Diluted earnings from continuing operations per share	0.32	0.19	0.22	1.23	0.23	0.36	0.47	1.05	0.88	0.71
Consolidated Balance Sheets Data:
Total cash and cash equivalents	$157,595	$245,879	$256,165	$104,703	N/A	N/A	$52,655	$32,037	$54,966	$25,728
Time deposits in financial institutions	390	390	1,083	190	N/A	N/A	495	7,502	5,440	4,160
Total securities	158,445	300,431	329,004	128,593	N/A	N/A	46,313	50,563	38,380	28,136
Loans, net of deferred fees and costs	798,714	1,205,911	1,365,149	501,740	N/A	N/A	250,552	206,102	170,980	151,064
Total assets	1,199,817	1,960,290	2,188,551	770,217	N/A	N/A	358,287	304,362	277,613	214,846
Total deposits	1,046,032	1,570,986	1,761,730	677,167	N/A	N/A	316,938	274,232	251,421	191,940
Trust preferred securities	28,000	38,000	38,000	28,000	N/A	N/A	8,000	—	—	—
Total shareholders' equity	104,326	249,713	273,314	55,297	N/A	N/A	27,772	25,855	22,833	19,680

	At or for the Three Months Ended March 31, 2002			At or for the Years Ended December 31,
	Actual(1)	Pro Forma(2)	Pro Forma(3)	2001(3)	2004(4)(5)	1999(4)	1998(4)	1997(4)
Other Data:
Dividends declared per share	$0.09	N/A	N/A	$0.36	$0.36	$0.30	$0.24	—
Dividends payout ratio	28.1%	N/A	N/A	29.3%	76.6%	28.6%	27.3%	—
Book value per share	$13.84	$18.22	$18.64	$10.48	$6.99	$6.67	$5.92	$5.15
Tangible book value per share	$7.77	7.97	$7.80	$8.62	$6.99	$6.67	$5.92	$5.15
Shareholders' equity to assets	8.70%	12.74%	12.49%	7.18%	7.75%	8.49%	8.22%	9.16%
Return on average assets	0.89	N/A	N/A	0.92	0.56	1.44	1.48	1.45
Return on average equity	12.86	N/A	N/A	16.33	7.01	17.46	16.87	15.62
Net interest margin	5.24	N/A	N/A	5.33	6.81	6.60	6.79	6.85
Non-performing assets to total assets	0.76	N/A	N/A	1.01	0.92	1.06	0.33	0.49
Allowance for loan losses to total loans	1.70	N/A	N/A	2.23	1.57	1.95	2.21	2.24
Net charge-offs to average loans	0.38	N/A	N/A	1.60	0.27	0.15	0.33	0.09
Non-performing loans to total loans	0.79	N/A	N/A	0.93	0.91	0.93	0.47	0.59
Allowance for loan losses to Non-performing loans	214.7	N/A	N/A	239.9	173.1	209.6	471.9	376.6

(1)
First Community acquired Pacific Western on January 31, 2002 in a transaction accounted for as a purchase and acquired WHEC on March 7, 2002 in a transaction accounted for as a purchase. The consolidated statements of earnings and other data for the three months ended March 31, 2002 include the results of operations of Pacific Western subsequent to January 31, 2002 and of WHEC subsequent to March 7, 2002.

(2)
The pro forma statement of earnings and other data for the three months ended March 31, 2002 reflects the acquisition of Pacific Western and WHEC and the proposed acquisition of First National as if each of those acquisitions and the proposed acquisition had occurred January 1, 2002 and the pro forma statement of earnings data for the year ended December 31, 2001 reflects the completed and proposed acquisition of First National as well as the acquisition of First Charter as if each of those acquisitions had occurred on January 1, 2001. The pro forma balance sheet data as of March 31, 2002 reflects the proposed acquisition of First National as if it had occurred on March 31, 2002. Please see "Unaudited Pro Forma Combined Condensed Consolidated Financial Information" beginning on page 29 for additional information regarding First Community's pro forma data and other matters to which its pro forma data give effect.

(3)
The pro forma statement of earnings and other data for the three months ended March 31, 2002 reflects the acquisitions of Pacific Western and WHEC and the proposed acquisitions of First National, Upland Bank and Marathon as if each of those acquisitions or proposed acquisitions had occurred on January 1, 2002, and the pro forma statement of earnings data for the year ended December 31, 2001 reflect the completed and proposed acquisitions, as well as the acquisition of First Charter as if each of those acquisitions had occurred on January 1, 2001. The pro forma balance sheet data as of March 31, 2002 reflect the proposed acquisitions as if they had occurred on March 31, 2002. Please see "Unaudited Pro Forma Combined Condensed Consolidated Financial Information" beginning on page 29 for additional information regarding First Community's pro forma data and other matters to which its pro forma data give effect.

(4)
First Community acquired First Professional on January 16, 2001 in a transaction accounted for as a purchase and First Community acquired First Charter on October 8, 2001 in a transaction accounted for as a purchase. The consolidated statements of earnings and other data for the year ended December 31, 2001 include the results of operations of First Professional subsequent to January 16, 2001 and of First Charter subsequent to October 8, 2001.

(5)
First Community acquired First Community Bank of the Desert and Rancho Santa Fe National Bank on May 31, 2000 in a transaction accounted for on a pooling of interests basis. Accordingly, First Community's historical financial data has been restated for the years ended December 31, 2000, 1999, 1998 and 1997 include the results of both Rancho Santa Fe National Bank and First Community Bank of the Desert.

(6)
The statements of earnings data for the year ended December 31, 2000 include non-recurring merger costs of $3.6 million.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following tables present financial data at and for the three months ended March 31, 2002 and for the year ended December 31, 2001 for First Community after giving effect to the completion of:

  •
  the acquisitions of Pacific Western National Bank, W.H.E.C., Inc. and, with respect to the unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2001, First Charter Bank;

  •
  the proposed acquisitions of Upland Bank, Marathon Bancorp and First National Bank;

  •
  the rights offering that First Community completed in January 2002 and the application of the net proceeds from that rights offering;

  •
  the issuance of trust preferred securities in the fourth quarter of 2001, as described in note 3 to the unaudited pro forma combined condensed consolidated financial statements, and the application of the net proceeds from that issuance;

  •
  an additional issuance of trust preferred securities, as described in note 12 to the unaudited pro forma combined condensed consolidated financial statements, and the application of the net proceeds from that issuance; and

  •
  the issuance of shares of First Community's common stock in a public offering registered on Form S-3, as described in note 12 to the unaudited pro forma combined condensed consolidated financial statements, and the application of the net proceeds from that issuance.

The pro forma financial data gives effect to each of the acquisitions under the purchase accounting method in accordance with accounting principles generally accepted in the United States. The unaudited pro forma combined condensed consolidated financial statements combine the historical condensed consolidated financial statements of First Community, First Charter, Pacific Western, WHEC, Upland, Marathon and First National giving effect to these acquisitions as if they had been effective on March 31, 2002 with respect to the unaudited pro forma combined condensed consolidated balance sheet, and as of the beginning of the periods indicated with respect to the unaudited pro forma combined condensed consolidated statements of operations.

        The information for the year ended December 31, 2001 is derived from:

  •
  the audited consolidated financial statements, including the related notes, of First National included in this proxy statement-prospectus;

  •
  the audited consolidated financial statements, including the related notes, of each of Pacific Western and WHEC incorporated by reference in this proxy statement-prospectus;

  •
  the audited financial statements of each of Upland and Marathon, including the related notes, which are not included or incorporated by reference in this proxy statement-prospectus;

  •
  the unaudited financial information for First Charter for the portion of 2001 prior to our acquisition of First Charter, which information is not included or incorporated by reference in this proxy statement-prospectus; and

  •
  First Community's audited consolidated financial statements, including the related notes, incorporated by reference in this proxy statement-prospectus.

You should read First Community's unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2001 in conjunction with the historical financial statements described above that have been incorporated by reference into this proxy statement-prospectus. The information as of and for the three months ended March 31, 2002 is derived from:

  •
  First Community's unaudited condensed consolidated financial statements, including related proxy statement-notes, as of and for the three months ended March 31, 2002, incorporated by reference in this prospectus;

  •
  the unaudited consolidated financial statements, including related notes, of First National as of and for the three months ended March 31, 2002, included in this proxy statement-prospectus;

  •
  the unaudited financial information for each of Pacific Western and WHEC for the portions of the first quarter of 2002 prior to our acquisition of each of those entities, which information is not included or incorporated by reference in this proxy statement-prospectus; and

  •
  the unaudited financial statements each of Upland and Marathon, which are not included or incorporated by reference in this proxy statement-prospectus.

You should read First Community's unaudited pro forma combined condensed consolidated financial statements as of and for the three months ended March 31, 2002 in conjunction with the historical financial statements described above that have been incorporated by reference into this prospectus.

        First Community expects to incur reorganization and restructuring expenses as a result of combining First Charter, Pacific Western and WHEC and in connection with the proposed acquisitions. The effect of the estimated merger and reorganization costs expected to be incurred in connection with the completed and proposed acquisitions has been reflected in the unaudited pro forma combined condensed consolidated balance sheet. First Community also anticipates that the acquisitions will provide the combined company with certain future financial benefits that include reduced operation expenses and opportunities to earn more revenue. However, First Community does not reflect any of these anticipated cost savings or benefits in the pro forma financial information. Finally, the pro forma financial information does not reflect any divestures of branches or deposits that may be required in connection with the acquisitions. Therefore, the pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. The pro forma financial information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout the periods presented. First Community has included in the pro forma consolidated financial statements all the adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of the historical periods.

        Given the information regarding the completed and proposed acquisitions, the actual consolidated financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein because, among other reasons:

  •
  assumptions used in preparing the pro forma financial data may be revised in the future due to changes in values of assets, including finalization of the calculation of a core deposit intangible, and changes in operating results between the dates of the unaudited pro forma financial data and the date on which the respective acquisition takes place; and

  •
  adjustments may need to be made to the unaudited historical financial data upon which such pro forma data are based.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
As of March 31, 2002

	First Community Bancorp	Pacific Western and WHEC Adjustments		First National	First National Adjustments		Additional Adjustments		First Community Bancorp with First National	Upland	Upland Adjustments		Marathon	Marathon Adjustments		First Community Bancorp Pro Forma
	(in thousands, except per share data)
Assets:
Cash and due from banks	$81,504	$—		$31,052	$—		$—		$112,556	$5,477	$—		$7,183	$—		$125,216
Federal funds sold	76,091	—		22,000	(70,100	) i	73,305	q	101,296	10,156	(6,732	) w	675	(6,473	) ee	98,922
Money market mutual funds	—	—		32,027	—		—		32,027	—	—		—	—		32,027

Total cash and cash equivalents	157,595	—		85,079	(70,100)		73,305		245,879	15,633	(6,732)		7,858	(6,473)		256,165
Interest-bearing deposits in financial institutions	390			—	—		—		390	693	—		—	—		1,083
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	2,263	—		5,446	—		—		7,709	—	—		443	—		8,152
Securities held to maturity	8,930	—		—	—		—		8,930	1,749	—		12,554	—		23,233
Securities available-for-sale	147,252	—		136,540	—		—		283,792	39	—		13,788	—		297,619

Total securities	158,445	—		141,986	—		—		300,431	1,788	—		26,785	—		329,004
Gross loans	800,129	—		408,796	—		—		1,208,925	89,976	—		70,337	—		1,369,238
Deferred fees and costs	(1,415)	—		(1,599)	—		—		(3,014)	(935)	—		(140)	—		(4,089)

Loans, net of deferred fees and costs	798,714	—		407,197	—		—		1,205,911	89,041	—		70,197	—		1,365,149
Allowance for loan losses	(13,563)	—		(10,239)	—		—		(23,802)	(1,215)			(1,133)	—		(26,150)

Net loans	785,151	—		396,958	—		—		1,182,109	87,826	—		69,064	—		1,338,999
Property, plant and equipment	10,381	—		5,507	—		—		15,888	355	—		212	—		16,455
Other real estate owned	2,747	—		—	—		—		2,747	174	—		—	—		2,921
Goodwill	45,775	(4,540	) d	—	85,538	j	—		126,773	—	6,315	x	—	8,812	ff	141,900
Core deposit intangible	—	7,828	e	—	15,749	j	—		23,577	—	2,872	x	—	2,852	ff	29,301
Other assets	39,333	—		19,601	3,562	k	—		62,496	3,367	707	y	5,385	768	gg	72,723

Total Assets	$1,199,817	$3,288		$649,131	$34,749		$73,305		$1,960,290	$109,836	$3,162		$109,304	$5,959		$2,188,551

Liabilities and Shareholders' Equity:
Liabilities:
Non-interest bearing deposits	$392,052	$—		$144,448	$—		$—		$536,500	$24,863	$—		$34,647	$—		$596,010
Interest bearing deposits	653,980	—		380,506	—		—		1,034,486	70,873	—		60,361	—		1,165,720

Total deposits	1,046,032	—		524,954	—		—		1,570,986	95,736	—		95,008	—		1,761,730
Accrued interest payable and other liabilities	17,086	3,288	f	4,601	18,640	l	—		43,615	2,566	4,425	z	864	4,561	hh	56,031
Short-term borrowings	3,719	—		68,000	—		(14,397	) r	57,322	—	—		1,500	—		58,822
Convertible debt	654	—		—	—		—		654	—	—		—	—		654
Trust preferred securities	28,000	—		—	—		10,000	s	38,000	—	—		—	—		38,000

Total liabilities	1,095,491	3,288		597,555	18,640		(4,397)		1,710,577	98,302	4,425		97,372	4,561		1,915,237
Shareholders' Equity:
Common stock	90,933	—		9,804	57,881	m	77,702	t	236,320	5,836	4,435	aa	3,000	10,330	ii	259,921
Preferred Stock	—	—		1,412	(1,412	) m	—		—	—	—		—	—		—
Additional paid-in-capital	—	—		45,947	(45,947	) n	—		—	—	—		10,714	(10,714	) jj	—
Retained earnings (accumulated deficit)	13,432	—		(5,720)	5,720	n	—		13,432	5,695	(5,695	) bb	(1,770)	1,770	jj	13,432
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on securities available-for-sale, net	(39)	—		133	(133	) n	—		(39)	3	(3	) bb	(12)	12	jj	(39)

Total Shareholders' Equity	104,326	—		51,576	16,109		77,702		249,713	11,534	(1,263)		11,932	1,398		273,314

Total Liabilities and Shareholders' Equity	$1,199,817	$3,288		$649,131	$34,749		$73,305		$1,960,290	$109,836	$3,162		$109,304	$5,959		$2,188,551

Shares outstanding	7,539			11,216	2,763		3,400		13,702	1,388	419		3,853	544		14,665
Book value per share	$13.84			$4.60					$18.22	$8.31			$3.10			$18.64

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2002

	First Community Bancorp	Pacific Western	WHEC	Pacific Western & WHEC Adjustments	First Community Bancorp with Pacific Western & WHEC Pro Forma	First National	First National Adjustments	Additional Adjustments		First Community Bancorp with First National	Upland	Upland Adjustments	Marathon	Marathon Adjustments	First Community Bancorp Pro Forma
	(in thousands, except per share data)
Interest income:
Interest and fees on loans	$11,805	$1,557	$1,171	$—	$14,533	$7,357	$—	$—		$21,890	$1,937	$—	$1,225	$—	$25,052
Interest on interest-bearing deposits in other banks	2	—	2	—	4	8	—	—		12	7	—	—	—	19
Interest on investment securities	1,855	93	218	—	2,166	1,490	—	—		3,656	22	—	374	—	4,052
Interest on federal funds sold	239	42	38	—	319	165	—	—		484	14	—	20	—	518

Total interest income	13,901	1,692	1,429	—	17,022	9,020	—	—		26,042	1,980	—	1,619	—	29,641
Interest expense:
Interest expense on deposits	2,449	498	305	—	3,252	1,986	—	—		5,238	547	—	328	—	6,113
Interest expense on short-term borrowings	7	—	—	—	7	954	—	—		961	—	—	1	—	962
Interest expense on convertible debt	4	—	—	—	4	—	—	—		4	—	—	—	—	4
Interest expense on trust preferred securities	528	—	—	—	528	—	—	(60)	o	468	—	—	—	—	468

Total interest expense	2,988	498	305	—	3,791	2,940	—	(60)		6,671	547	—	329	—	7,547

Net interest income	10,913	1,194	1,124	—	13,231	6,080	—	60		19,371	1,433	—	1,290	—	22,094
Less: provision for loan losses	—	110	5	—	115	900	—	—		1,015	—		30		1,045

Net interest income after provision for loan losses	10,913	1,084	1,119	—	13,116	5,180	—	60		18,356	1,433	—	1,260	—	21,049
Non-interest income:
Service charges and fees on deposit accounts	1,118	91	200	—	1,409	564	—	—		1,973	161	—	132	—	2,266
Merchant discount fees, net	84	4	19	—	107	39	—	—		146	18	—	—	—	164
Other commissions and fees	346	—	77	—	423	639	—	—		1,062	—	—	—	—	1,062
Gain on sale of loans	64	—	11	—	75	—	—	—		75	—	—	62	—	137
Other income	328	5	83	—	416	613	—	—		1,029	46	—	86	—	1,161

Total non-interest income	1,940	100	390	—	2,430	1,855	—	—		4,285	225	—	280	—	4,790

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2002 (continued)

	First Community Bancorp	Pacific Western	WHEC	Pacific Western & WHEC Adjustments		First Community Bancorp with Pacific Western & WHEC Pro Forma	First National	First National Adjustments		Additional Adjustments		First Community Bancorp with First National	Upland	Upland Adjustments		Marathon	Marathon Adjustments		First Community Bancorp Pro Forma
	(in thousands, except per share data)
Non-interest expense:
Salaries and employee benefits	4,714	387	554	—		5,655	3,327	—		—		8,982	644	—		573	—		10,199
Occupancy	1,080	94	155	—		1,329	784	—		—		2,113	72	—		142	—		2,327
Furniture and equipment	640	69	49	—		758	518	—		—		1,276	52	—		26	—		1,354
Legal expenses	242	13	4	—		259	133	—		—		392	33	—		54	—		479
Other professional services	974	42	76	—		1,092	158	—		—		1,250	118	—		114	—		1,482
Stationery, supplies and printing	403	69	45	—		517	102	—		—		619	36	—		13	—		668
FDIC assessment	67	4	4	—		75	65	—		—		140	4	—		4	—		148
Cost of other real estate owned	65	—	—	—		65	—	—		—		65	1	—		—	—		66
Advertising	157	28	44	—		229	163	—		—		392	63	—		6	—		461
Insurance	79	6	16	—		101	83	—		—		184	31	—		29	—		244
Other	796	91	67	—		954	1,162	—		—		2,116	100	—		135	—		2,351
Intangible amortization	—	—	—	226	a	226	—	483	g	—		709	—	88	u	—	78	cc	875

Total non-interest expense	9,217	803	1,014	226		11,260	6,495	483		—		18,238	1,154	88		1,096	78		20,654
Income (loss) from continuing operations before income taxes	3,636	381	495	(226)		4,286	540	(483)		60		4,403	504	(88)		444	(78)		5,185
Income taxes (benefit)	1,474	160	163	(95	) c	1,702	228	(203	) h	25	p	1,752	204	(37	) v	45	(33	) dd	1,931

Net income (loss) from continuing operations	$2,162	$221	$332	$(131)		$2,584	$312	$(280)		$35		$2,651	$300	$(51)		$399	$(45)		$3,254

Per share information:
Number of shares (weighted average):
Basic	6,491	921	4,028	2,239		7,524	9,711	2,763		3,400		13,687	1,388	419		3,853	544		14,650
Diluted	6,774	944	4,532	2,251		7,807	11,265	2,763		3,400		13,970	1,423	419		3,929	544		14,933
Income from continuing operations per share:
Basic	$0.33	$0.24	$0.08			$0.34	$0.03					$0.19	$0.22			$0.10			$0.22
Diluted	$0.32	$0.23	$0.07			$0.33	$0.03					$0.19	$0.21			$0.10			$0.22

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

	First Community Bancorp	First Charter	Pacific Western	WHEC	First Charter, Pacific Western & WHEC Adjustments		First Community Bancorp with First Charter, Pacific Western & WHEC Pro Forma	First National	First National Adjustments	Additional Adjustments		First Community Bancorp with First National	Upland	Upland Adjustments	Marathon	Marathon Adjustments	First Community Bancorp Pro Forma
	(in thousands, except per share data)
Interest income:
Interest and fees on loans	$33,052	$4,384	$18,606	$7,115	$—		$63,157	$37,805	$—	$—		$100,962	$8,748	$—	$5,152	$—	$114,862
Interest on interest-bearing deposits in other banks	14	43	—	28	—		85	—	—	—		85	49	—	—	—	134
Interest on investment securities	6,335	1,114	552	1,044	—		9,045	7,943	—	—		16,988	114	—	1,476	—	18,578
Interest on federal funds sold	3,713	509	819	723	—		5,764	1,670	—	—		7,434	416	—	249	—	8,099

Total interest income	43,114	6,050	19,977	8,910	—		78,051	47,418	—	—		125,469	9,327	—	6,877	—	141,673
Interest expense:
Interest expense on deposits	9,860	2,844	7,606	2,493	—		22,803	16,073	—	—		38,876	3,340	—	2,056	—	44,272
Interest expense on short-term borrowings	383	301	16	—	—		700	4,098	—	—		4,798	—	—	2	—	4,800
Interest expense on convertible debt	46	—	—	—	—		46	—	—	—		46	—	—	—	—	46
Interest expense on trust preferred securities	962	—	—	—	1,046	b	2,008	—	—	(241	) o	1,767	—	—	—	—	1,767

Total interest expense	11,251	3,145	7,622	2,493	1,046		25,557	20,171	—	(241)		45,487	3,340	—	2,058	—	50,885

Net interest income	31,863	2,905	12,355	6,417	(1,046)		52,494	27,247	—	241		79,982	5,987	—	4,819	—	90,788
Less: provision for loan losses	639	—	1,260	95	—		1,994	10,675	—	—		12,669	130	—	45	—	12,844

Net interest income after provision for loan losses	31,224	2,905	11,095	6,322	(1,046)		50,500	16,572	—	241		67,313	5,857	—	4,774	—	77,944
Non-interest income:
Service charges and fees on deposit accounts	2,560	123	948	955	—		4,586	1,614	—	—		6,200	674	—	386	—	7,260
Merchant discount fees net	327	—	—	—	—		327	202	—	—		529	—	—	—	—	529
Other commissions and fees	1,367	—	16	—	—		1,383	3,122	—	—		4,505	—	—	—	—	4,505
Gain on sale of loans	444	—	201	39	—		684	389	—	—		1,073	—	—	—	—	1,073
Other income	479	1,495	191	623	—		2,788	1,969	—	—		4,757	13	—	322	—	5,092

Total non-interest income	5,177	1,618	1,356	1,617	—		9,768	7,296	—	—		17,064	687	—	708	—	18,459

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001 (continued)

	First Community Bancorp	First Charter	Pacific Western	WHEC	First Charter, Pacific Western & WHEC Adjustments		First Community Bancorp with First Charter, Pacific Western & WHEC Pro Forma	First National	First National Adjustments		Additional Adjustments		First Community Bancorp with First National	Upland	Upland Adjustments		Marathon	Marathon Adjustments		First Community Bancorp Pro Forma
	(in thousands, except per share data)
Non-interest expense:
Salaries and employee benefits	13,285	1,474	4,534	3,090	—		22,383	15,510	—		—		37,893	2,378	—		2,228	—		42,499
Occupancy	3,365	476	947	642	—		5,430	3,455	—		—		8,885	308	—		575	—		9,768
Furniture and equipment	1,438	277	889	290	—		2,894	2,177	—		—		5,071	212	—		89	—		5,372
Legal expenses	605	775	266	21	—		1,667	672	—		—		2,339	104	—		317	—		2,760
Other professional services	2,964	471	1,229	481	—		5,145	812	—		—		5,957	413	—		381	—		6,751
Stationery, supplies and printing	662	35	501	243	—		1,441	539	—		—		1,980	164	—		51	—		2,195
FDIC assessment	366	14	33	21	—		434	185	—		—		619	16	—		14	—		649
Cost of other real estate owned	47	15	—	—	—		62	—	—		—		62	4	—		2	—		68
Advertising	490	3	431	262	—		1,186	849	—		—		2,035	158	—		61	—		2,254
Insurance	288	80	65	78	—		511	152	—				663	108	—		137	—		908
Other	2,198	897	662	258	—		4,015	5,165	—		—		9,180	342	—		561	—		10,083
Provision for restructuring/branch closures	—	—	—	—	—		—	1,100	—		—		1,100	—	—		—			1,100
Intangibles amortization	207	—	86	2	894	a	1,189	—	1,913	g	—		3,102	—	349	u	—	308	cc	3,759

Total non-interest expense	25,915	4,517	9,643	5,388	894		46,357	30,616	1,913		—		78,886	4,207	349		4,416	308		88,166

Income (loss) from continuing operations before income taxes (benefit)	10,486	6	2,808	2,551	(1,940)		13,911	(6,748)	(1,913)		241		5,491	2,337	(349)		1,066	(308)		8,237
Income taxes (benefit)	4,376	1	1,155	919	(815	) c	5,636	(2,699)	(803	) h	101	p	2,235	971	(147	) v	19	(129	) dd	2,949

Net income (loss) from continuing operations	$6,110	$5	$1,653	$1,632	$(1,125)		$8,275	$(4,049)	$(1,110)		$140		$3,256	$1,366	$(202)		$1,047	$(179)		$5,288

Per share information:
Number of shares (weighted average):
Basic	4,696	2,290	921	4,028	2,239		7,442	9,316	2,763		3,400		13,605	1,340	419		3,849	544		14,568
Diluted	4,958	2,290	944	4,532	2,251		7,704	9,316	2,763		3,400		13,867	1,362	419		3,881	544		14,830
Income (loss) from continuing operations per share:
Basic income per share	$1.30	$0.00	$1.79	$0.41			$1.11	$(0.43)					$0.24	$1.02			$0.27			$0.36
Diluted income per share	$1.23	$0.00	$1.75	$0.36			$1.07	$(0.43)					$0.23	$1.00			$0.27			$0.36

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

NOTE 1: BASIS OF PRESENTATION OF FIRST CHARTER ACQUISITION

        On October 8, 2001, First Community completed the acquisition of First Charter and merged it into its wholly-owned subsidiary, Pacific Western, formerly called First Professional Bank. The First Charter merger was accounted for using purchase accounting. Therefore, First Community's historical results of operations for the three months ended March 31, 2002 include the operations of First Charter, and its historical results of operations for the year ended December 31, 2001 include the operations of First Charter subsequent to October 8, 2001. First Community's historical balance sheet at March 31, 2002 includes the impact of the First Charter acquisition.

        The unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2001 is presented as if the First Charter acquisition occurred at the beginning of this period. The information is not intended to reflect the actual results that would have been achieved had the First Charter acquisition actually occurred on that date.

        Certain historical data of First Charter have been reclassified on a pro forma basis to conform to First Community's classifications.

NOTE 2: BASIS OF PRESENTATION OF PACIFIC WESTERN ACQUISITION

        On January 31, 2002, First Community completed the acquisition of Pacific Western in a transaction accounted for using purchase accounting. Therefore, First Community's historical results of operations for the three months ended March 31, 2002 include the operations of Pacific Western since January 31, 2002 and its historical results of operations for the year ended December 31, 2001 do not include the operations of Pacific Western. First Community's historical balance sheet at March 31, 2002 includes the impact of the Pacific Western acquisition.

        The unaudited pro forma combined condensed consolidated statements of operations for the three months ended March 31, 2002 and for the year ended December 31, 2001 are presented as if the Pacific Western acquisition occurred at the beginning of the respective periods. This information is not intended to reflect the actual results that would have been achieved had the Pacific Western acquisition actually occurred on those dates, and it should be read in conjunction with the historical financial information incorporated by reference in this proxy statement-prospectus.

        Certain historical data of Pacific Western have been reclassified on a pro forma basis to conform to First Community's classifications.

NOTE 3: PURCHASE PRICE AND FUNDING OF PACIFIC WESTERN

        The shareholders and option holders of Pacific Western were paid $36.6 million based on each share of common stock of Pacific Western issued and outstanding immediately prior to the acquisition of Pacific Western being converted into the right to receive $37.15 in cash. The purchase price was financed through a combination of:

  •
  funds of approximately $20.0 million raised in two separate trust preferred offerings, which closed during the fourth quarter of 2001;

  •
  additional funds of $23.0 million raised through a rights offering which resulted in the issuance of 1,194,805 shares of First Community common stock in the first quarter of 2002; and

  •
  a $6.6 million special dividend from cash available at Pacific Western.

        As a result of the issuance of the trust preferred securities in the fourth quarter of 2001, interest expense in First Community's unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2001 has been increased by $1.0 million representing the additional interest expense associated with those securities as if they were outstanding from January 1, 2000.

NOTE 4: BASIS OF PRESENTATION OF WHEC ACQUISITION

        On March 7, 2002, First Community completed the acquisition of WHEC, the holding company of Capital Bank of North County, in a transaction accounted for using purchase accounting. Therefore, First Community's historical results of operations for the three months ended March 31, 2002 include the operations of WHEC since March 7, 2002 and its historical results of operations for the year ended December 31, 2001 do not include the operations of WHEC. First Community's historical balance sheet at March 31, 2002 includes the impact of the WHEC acquisition.

        The unaudited pro forma combined condensed consolidated statements of operations for the three months ended March 31, 2002 and for the year ended December 31, 2001 are presented as if the WHEC acquisition occurred at the beginning of the respective periods. This information is not intended to reflect the actual results that would have been achieved had the WHEC acquisition actually occurred on those dates, and it should be read in conjunction with the historical financial information incorporated by reference in this proxy statement-prospectus.

        Certain historical data of WHEC have been reclassified on a pro forma basis to conform to First Community's classifications.

NOTE 5: PURCHASE PRICE AND FUNDING OF WHEC

        In the WHEC acquisition, First Community issued 1,043,799 shares of its common stock for an aggregate purchase price of $24.5 million based on each share of common stock of WHEC issued and outstanding immediately prior to the acquisition of WHEC being converted into 0.2353 of a share of its common stock.

NOTE 6: KEY TO PRO FORMA ADJUSTMENTS OF FIRST CHARTER, PACIFIC WESTERN AND WHEC ACQUISITIONS

        Summarized below are the pro forma adjustments necessary to reflect the acquisition of First Charter, Pacific Western and WHEC based on the purchase method of accounting:

  a)
  Amortization expense related to the estimated core deposit intangible. The core deposit intangible will be amortized over its estimated useful life of 10 years. The amortization expense for any period in question is based on either (1) an estimated decline in the value of the underlying deposits acquired or (2) application of a straight-line method, whichever results in a higher amortization expense.

  b)
  Interest expense related to the trust preferred securities issued in the fourth quarter of 2001 as if they were outstanding from January 1, 2001.

  c)
  Tax benefits associated with the additional interest expense and/or core deposit intangible amortization expense computed using a combined federal and state tax rate of 42%.

  d)
  Reclassification of goodwill to core deposit intangible and related deferred tax liability with respect to the acquisitions of Pacific Western and WHEC.

  e)
  Core deposit intangibles related to the Pacific Western acquisition and WHEC acquisition of $3.6 million and $4.2 million. These amounts were not available at the time First Community filed its historical results and were therefore included as part of goodwill on March 31, 2002. The estimated amortization for the core deposit intangibles is included in the unaudited pro forma condensed combined consolidated statement of operations for the periods indicated in the columns titled Pacific Western & WHEC Adjustments.

  f)
  Deferred tax liabilities related to the core deposit intangibles from the Pacific Western acquisition and WHEC acquisition.

NOTE 7: BASIS OF PRESENTATION OF FIRST NATIONAL ACQUISITION

        On April 29, 2002, First Community announced that it had entered into an agreement to acquire all of the outstanding capital stock of First National. It is expected that the First National acquisition will close in the third quarter of 2002. Therefore, First Community's historical financial statements as of and for the three months ended March 31, 2002 and for the year ended December 31, 2001 do not include the financial position and results of First National.

        The unaudited pro forma combined condensed consolidated statements of operations for the three months ended March 31, 2002 and for the year ended December 31, 2001 are presented as if the First National acquisition occurred at the beginning of the respective periods. The unaudited pro forma combined condensed consolidated balance sheet as of March 31, 2002 is presented as if the First National acquisition occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the First National acquisition actually occurred on those dates, and it should be read in conjunction with the historical financial information incorporated by reference in this proxy statement-prospectus.

        Certain historical data of First National have been reclassified on a pro forma basis to conform to our classifications.

NOTE 8: PURCHASE PRICE AND FUNDING OF FIRST NATIONAL

        Pursuant to the First National merger agreement, each First National shareholder will have the right to elect to receive for each share of First National common stock or First National preferred stock either $10.00 in cash or 0.5008 of a share of First Community common stock. The definitive agreement provides that 2,762,662 shares of First Community common stock are to be issued to First National shareholders. In the event that the closing price of First Community common stock is less than $19.97 per share as of the closing date of the merger, the merger agreement contains provisions that require First Community to issue stock to ensure that the value of the consideration First National shareholders receive is at least equal to the consideration they would have received had the closing price of First Community common stock on the closing date of the merger been $19.97 per share, and to ensure that at least 45% of the total consideration shall be in the form of First Community common stock.

        Based on a share price of $24.50 for First Community common stock, determined pursuant to the First National merger agreement, and 46% of the First National shareholders electing to receive stock consideration, the estimated total consideration to be paid in connection with the First National acquisition is $137.8 million and is calculated as follows:

Purchase Price
(in thousands)
Stock consideration	$67,685
Cash consideration	70,100

Total estimated purchase price	$137,785

        The cash portion of the purchase price is expected to be financed through a combination of the proceeds resulting from First Community's offering of its common stock, the proceeds from the issuance of additional trust preferred securities in June 2002 (see note 12) and dividends from First Community's banks.

NOTE 9: ALLOCATION OF PURCHASE PRICE OF FIRST NATIONAL

        The purchase price of First National has been allocated as follows (in thousands):

Cash and cash equivalents	$85,079
Securities	141,986
Net loans	396,958
Premises and equipment	5,507
Other assets	23,163
Goodwill	85,538
Core deposit intangible	15,749
Deposits	(524,954)
Other liabilities	(23,241)
Borrowings	(68,000)

Total purchase price	$137,785

        In allocating the purchase price, the following adjustments were made to First National's historical amounts:

  •
  other assets were increased by $3.6 million representing the tax effects of the estimated merger costs; and

  •
  other liabilities were increased $18.6 million representing the estimated merger costs of $12.0 million and the deferred tax liability related to the estimated core deposit intangible of $6.6 million.

        All of the other asset and liability categories are either variable rate or short-term in nature and fair market value adjustments were considered to be immaterial to the financial presentation.

        The purchase price adjustments are subject to further refinement, including the determination of a core deposit intangible and its useful life for amortization purposes. For pro forma presentation purposes only, we have included an estimated core deposit intangible calculated as three percent of deposits. In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives are not amortized for acquisitions initiated after June 30, 2001; therefore, no goodwill amortization is presented in the pro forma financial statements. However, the core deposit intangible will be amortized over its estimated useful life and recorded as a charge to operations.

NOTE 10: MERGER COSTS OF FIRST NATIONAL

        The table below reflects First Community's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $12.0 million ($8.5 million net of taxes, computed using a combined federal and state tax rate of 42%) expected to be incurred in connection with the acquisition. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined costs, primarily comprised of anticipated cash charges, include the following (in thousands):

Employee costs (severance and retention costs)	$3,170
Conversion costs	4,370
Other costs, including branch closure	940

Deductible merger costs	8,480
Tax benefits	3,562

Deductible merger costs, net of tax benefits	4,918
Investment banking and other professional fees	3,545

Total merger costs, net of tax benefits	$8,463

        First Community's cost estimates are forward-looking. While the costs represent First Community's current estimate of merger costs associated with the merger that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final integration in connection with consummation of the First National acquisition. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the First National acquisition will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs. For additional factors that may cause actual results to differ, please see "Cautionary Statement Regarding Forward-Looking Statements" on page 20.

NOTE 11: KEY TO PRO FORMA ADJUSTMENTS OF FIRST NATIONAL ACQUISITION

        Summarized below are the pro forma adjustments necessary to reflect the acquisition of First National based on the purchase method of accounting:

  g)
  Amortization expense related to the estimated core deposit intangible. The core deposit intangible will be amortized over its estimated useful life of 10 years. The amortization expense for any period in question is based on either (1) an estimated decline in the value of the underlying deposits acquired or (2) application of a straight-line method, whichever results in a higher amortization expense.

  h)
  Tax benefits associated with the core deposit intangible amortization expense computed using a combined federal and state tax rate of 42%.

  i)
  Use of cash for purchase price.

  j)
  Goodwill and core deposit intangible resulting from the purchase method of accounting. See note 9.

  k)
  Deferred tax asset related to the deductible merger costs. See note 10.

  l)
  Adjustment of liabilities for accrued merger costs and deferred tax liability related to the core deposit intangible. See notes 9 and 10.

  m)
  Issuance of common stock to First National shareholders less the elimination of First National common stock and preferred stock.

  n)
  Elimination of First National additional paid-in capital, accumulated deficit and unrealized gains on securities available for sale.

NOTE 12: KEY TO ADDITIONAL ADJUSTMENTS

  o)
  Estimated reduction of interest expense related to the reduction of other borrowings at an assumed interest rate of 5.67% per annum from the use of excess funds related to this offering and the issuance of trust preferred securities. This amount is offset by the estimated interest expense related to issuance of trust preferred securities at an assumed interest rate of 5.75% per annum. If the interest rate on the additional trust preferred securities varies by 1/2%, the effect on net income (loss) will be $29,000 after tax per annum.

  p)
  Tax expense associated with the reduction of interest expense computed using a combined federal and state tax rate of 42%.

  q)
  Cash raised from the proceeds of the sale of shares of First Community's common stock at an offering price per share of $24.50, after deducting First Community's estimated offering expenses and underwriting discounts and commissions in July 2002, and cash received from the issuance of additional trust preferred securities in June 2002, offset by excess funds used to reduce other borrowings. This adjustment assumes no exercise of the underwriters' over-allotment option to purchase additional shares in this offering. The additional trust preferred securities have an aggregate liquidation preference of $10.0 million.

  r)
  Reduction of other borrowings with excess proceeds.

  s)
  Proceeds from trust preferred securities which were issued in June 2002.

  t)
  The sale of First Community common stock.

NOTE 13: BASIS OF PRESENTATION OF UPLAND ACQUISITION

        On April 18, 2002, First Community announced that it had executed a definitive agreement to acquire all of the outstanding common stock of Upland. It is expected that the Upland acquisition will close in the third quarter of 2002. Therefore, First Community's historical financial statements as of and for the three months ended March 31, 2002 and for the year ended December 31, 2001 do not include the financial position and results of Upland.

        The unaudited pro forma combined condensed consolidated statements of operations for the three months ended March 31, 2002 and for the year ended December 31, 2001 are presented as if the Upland acquisition occurred at the beginning of the respective periods. The unaudited pro forma combined condensed consolidated balance sheet as of March 31, 2002 is presented as if the Upland acquisition occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the Upland acquisition actually occurred on those dates.

        Certain historical data of Upland have been reclassified on a pro forma basis to conform to First Community's classifications.

NOTE 14: PURCHASE PRICE AND FUNDING OF UPLAND

        Pursuant to the Upland merger agreement, shareholders of Upland will have the right to elect to receive for each share of Upland common stock either $11.73 in cash or 0.5034 of a share of First Community's common stock. The merger agreement provides that 419,118 shares of First Community's common stock are to be issued to Upland shareholders. If the price of First Community's common stock at the closing of the merger is $23.30 or more, 60% of the total consideration will be in the form of First Community's common stock and the remainder will be in cash. In the event the average closing price of First Community's common stock is less than $19.80 as measured over the twenty day trading period ending as of the fifth business day prior to the effective date of the merger and such decline is not proportionate to the decline in the Nasdaq Bank Index, if any, over the same period, the merger agreement contains provisions that allow First Community to issue stock and/or cash at its option to ensure that the value of the consideration Upland shareholders receive is at least equal to the consideration they would have received had the closing price of First Community's common stock on the effective date been $19.80 per share, and to ensure that at least 45% of the total consideration shall be in the form of First Community's common stock.

        Based on an estimated share price of $24.50 for First Community's common stock, determined pursuant to the Upland merger agreement, and 60% of the Upland shareholders electing to receive stock consideration, the estimated total consideration to be paid in connection with the Upland acquisition is $17.0 million and is calculated as follows:

Purchase Price
(in thousands)
Stock consideration	$10,271
Cash consideration	6,732

Total estimated purchase price	$17,003

        The cash portion of the purchase price is expected to be financed through a combination of the proceeds resulting from First Community's offering of its common stock, the proceeds from the issuance of additional trust preferred securities in June 2002 (see note 12) and dividends from First Community's banks.

NOTE 15: ALLOCATION OF PURCHASE PRICE OF UPLAND

        The purchase price of Upland has been allocated as follows (in thousands):

Cash and cash equivalents	$15,633
Interest bearing deposits in financial institutions	693
Securities	1,788
Net loans	87,826
Premises and equipment	355
Other assets	4,248
Goodwill	6,315
Core deposit intangible	2,872
Deposits	(95,736)
Other liabilities	(6,991)

Total purchase price	$17,003

        In allocating the purchase price, the following adjustments were made to Upland's historical amounts:

  •
  other assets were increased by $707,000 representing the tax effects of the estimated merger costs; and

  •
  other liabilities were increased $4.4 million representing the estimated merger costs of $3.2 million and the deferred tax liability related to the estimated core deposit intangible of $1.2 million.

        All of the other asset and liability categories are either variable rate or short-term in nature and fair market value adjustments were considered to be immaterial to the financial presentation.

        The purchase price adjustments are subject to further refinement, including the determination of a core deposit intangible and its useful life for amortization purposes. For pro forma presentation purposes only, First Community has included an estimated core deposit intangible calculated as three percent of deposits. In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives are not amortized for acquisitions initiated after June 30, 2001; therefore, no goodwill amortization is presented in the pro forma financial statements. However, the core deposit intangible will be amortized over its estimated useful life and recorded as a charge to operations.

NOTE 16: MERGER COSTS OF UPLAND

        The table below reflects First Community's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $3.2 million ($2.5 million net of taxes, computed using a combined federal and state tax rate of 42%) expected to be incurred in connection with the Upland acquisition. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined costs, primarily comprised of anticipated cash charges, include the following (in thousands):

Employee costs (severance and retention costs)	$1,013
Conversion costs	400
Other costs	270

Deductible merger costs	1,683
Tax benefits	707

Deductible merger costs, net of tax benefits	976
Investment banking and other professional fees	1,536

Total merger costs, net of tax benefits	$2,512

        First Community's cost estimates are forward-looking. While the costs represent First Community's current estimate of merger costs associated with the acquisition that will be incurred, the ultimate level and timing of recognition of these costs will be based on the final integration in connection with consummation of the Upland acquisition. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the Upland acquisition will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs. For additional factors that may cause actual results to differ, please see "Cautionary Statement Regarding Forward-Looking Statements" on page 20.

NOTE 17: KEY TO PRO FORMA ADJUSTMENTS OF UPLAND ACQUISITION

        Summarized below are the pro forma adjustments necessary to reflect the acquisition of Upland based on the purchase method of accounting:

  u)
  Amortization expense related to the estimated core deposit intangible. The core deposit intangible will be amortized over its estimated useful life of 10 years. The amortization expense for any period in question is based on either (1) an estimated decline in the value of the underlying deposits acquired or (2) application of a straight-line method, whichever results in a higher amortization expense.

  v)
  Tax benefits associated with the core deposit intangible amortization expense computed using a combined federal and state tax rate of 42%.

  w)
  Use of cash for the purchase price.

  x)
  Goodwill and core deposit intangible resulting from the purchase method of accounting. See note 15.

  y)
  Deferred tax asset related to the deductible merger costs. See note 16.

  z)
  Adjustment of liabilities for accrued merger costs and deferred tax liability related to the core deposit intangible. See notes 15 and 16.

  aa)
  Issuance of common stock to Upland shareholders less the elimination of Upland common stock.

  bb)
  Elimination of Upland retained earnings and unrealized gains on securities available for sale.

NOTE 18: BASIS OF PRESENTATION OF MARATHON ACQUISITION

        On May 14, 2002, First Community announced that it had executed a definitive agreement to acquire all of the outstanding common stock of Marathon. It is expected that the Marathon acquisition will close in the third quarter of 2002. Therefore, First Community's historical financial statements as of and for the three months ended March 31, 2002 and for the year ended December 31, 2001 do not include the financial position and results of Marathon.

        The unaudited pro forma combined condensed consolidated statements of operations for the three months ended March 31, 2002 and for the year ended December 31, 2001 are presented as if the Marathon acquisition occurred at the beginning of the respective periods. The unaudited pro forma combined condensed consolidated balance sheet as of March 31, 2002 is presented as if the Marathon acquisition occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the Marathon acquisition actually occurred on those dates.

        Certain historical data of Marathon have been reclassified on a pro forma basis to conform to First Community's classifications.

NOTE 19: PURCHASE PRICE AND FUNDING OF MARATHON

        Pursuant to the Marathon merger agreement, each Marathon shareholder will have the right to elect to receive for each share of Marathon common stock issued and outstanding immediately prior to the merger either cash or First Community's common stock with a value that depends on the average price of First Community's common stock over a 15-day averaging period ending on the third business day prior to the Marathon shareholders' meeting, known as the average price. The value is determined as follows:

  •
  if the average price is greater than or equal to $19.50 and less than or equal to $23.30, Marathon shareholders will have the right to elect to receive, for each share of Marathon common stock they hold, either cash or First Community common stock with a value of $4.80 valued at the averaging price;

  •
  if the average price is greater than $23.30, Marathon shareholders will have the right to elect to receive an amount in cash that will be greater than $4.80, or First Community common stock with a value that will be greater than $4.80 per share, in each case, determined by multiplying the average price by 0.1339 and then adding $1.68; or

  •
  if the average price is less than $19.50, Marathon shareholders will have the right to elect to receive an amount in cash that will be less than $4.80, or First Community common stock with a value that will be less than $4.80 per share, in each case, determined by multiplying the average price by 0.1600 and then adding $1.68.

        Based on a share price of $24.50 for First Community common stock, the estimated total consideration to be paid in connection with the Marathon acquisition is $19.8 million, 67% of which will be in the form of First Community common stock and the remainder in the form of cash, and is calculated as follows:

Purchase Price
(in thousands)
Stock consideration	$13,330
Cash consideration	6,473

Total estimated purchase price	$19,803

        If the average price of First Community common stock is less than $19.50 over the fifteen-day averaging period, the definitive agreement contains provisions that allow First Community to ensure that at least 50% of the total consideration shall be in the form of First Community common stock.

        The cash portion of the purchase price is expected to be financed through a combination of the proceeds resulting from First Community's offering of its common stock, the proceeds from the issuance of additional trust preferred securities in June 2002 (see note 12) and dividends from First Community's banks.

NOTE 20: ALLOCATION OF PURCHASE PRICE OF MARATHON

        The purchase price of Marathon has been allocated as follows (in thousands):

Cash and cash equivalents	$7,858
Securities	26,785
Net loans	69,064
Premises and equipment	212
Other assets	6,153
Goodwill	8,812
Core deposit intangible	2,852
Deposits	(95,008)
Other liabilities	(6,925)

Total purchase price	$19,803

        In allocating the purchase price, the following adjustments were made to Marathon's historical amounts:

  •
  other assets were increased by $768,000 representing the tax effects of the estimated merger costs; and

  •
  other liabilities were increased $4.6 million representing the estimated merger costs of $3.4 million and the deferred tax liability related to the estimated core deposit intangible of $1.2 million.

        All of the other asset and liability categories are either variable rate or short-term in nature and fair market value adjustments were considered to be immaterial to the financial presentation.

        The purchase price adjustments are subject to further refinement, including the determination of a core deposit intangible and its useful life for amortization purposes. For pro forma presentation purposes only, First Community has included an estimated core deposit intangible calculated as three percent of deposits. In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives are not amortized for acquisitions initiated after June 30, 2001; therefore, no goodwill amortization is presented in the pro forma financial statements. However, the core deposit intangible will be amortized over its estimated useful life and recorded as a charge to operations.

NOTE 21: MERGER COSTS OF MARATHON

        The table below reflects First Community's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $3.4 million ($2.6 million net of taxes, computed using the combined federal and state tax rate of 42%) expected to be incurred in connection with the acquisition. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined costs, primarily comprised of anticipated cash charges, include the following (in thousands):

Employee costs (severance and retention costs)	$1,158
Conversion costs	400
Other costs	270

Deductible merger costs	1,828
Tax benefits	768

Deductible merger costs, net of tax benefits	1,060
Investment banking and other professional fees	1,535

Total merger costs, net of tax benefits	$2,595

        First Community's cost estimates are forward-looking. While the costs represent First Community's current estimate of merger costs associated with the acquisition that will be incurred, the ultimate level and timing of recognition of these costs will be based on the final integration in connection with consummation of the acquisition. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the Marathon acquisition will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs. For additional factors that may cause actual results to differ, please see "Cautionary Statement Regarding Forward-Looking Statements" on page 20.

NOTE 22: KEY TO PRO FORMA ADJUSTMENTS OF MARATHON ACQUISITION

        Summarized below are the pro forma adjustments necessary to reflect the acquisition of Marathon based on the purchase method of accounting:

  cc)
  Amortization expense related to the estimated core deposit intangible. The core deposit intangible will be amortized over its estimated useful life of 10 years. The amortization expense for any period in question is based on either (1) an estimated decline in the value of the underlying deposits acquired or (2) application of a straight-line method, whichever results in a higher amortization expense.

  dd)
  Tax benefits associated with the core deposit intangible amortization expense computed using a combined federal and state tax rate of 42%.

  ee)
  Use of cash for purchase price.

  ff)
  Goodwill and core deposit intangible resulting from the purchase method of accounting. See note 20.

  gg)
  Deferred tax asset related to the deductible merger costs. See note 21.

  hh)
  Adjustment of liabilities for accrued merger costs and deferred tax liability related to the core deposit intangible. See notes 20 and 21.

  ii)
  Issuance of common stock to Marathon shareholders less the elimination of Marathon common stock.

  jj)
  Elimination of Marathon additional paid-in capital, accumulated deficit and unrealized losses on securities available for sale.

THE SPECIAL MEETING OF SHAREHOLDERS OF FIRST NATIONAL BANK

  Introduction

        This proxy statement-prospectus constitutes the proxy statement of First National Bank, a national banking association organized under the laws of the United States, for use at the special meeting of First National's shareholders to be held on September 5, 2002, at First National's downtown San Diego office, located at 401 West "A" Street, San Diego, California 92101, and any adjournments thereof.

        At the special meeting, the shareholders of First National will consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated April 25, 2002, under the terms of which First National would merge with and into Rancho Santa Fe National Bank.

        Pursuant to the merger agreement, First National will be merged with and into Rancho Santa Fe National Bank, a national banking association organized under the laws of the United States and a wholly-owned subsidiary of First Community Bancorp, and all of the outstanding shares of First National common stock and preferred stock shall be automatically cancelled in a transaction we refer to as the merger.

        Upon consummation of the merger, First National will cease to exist and First Community and Rancho Santa Fe respectively will continue as the surviving entities. All information contained in this proxy statement-prospectus with respect to First National has been supplied by management or authorized representatives of First National without independent verification. All information contained in this proxy statement-prospectus with respect to First Community has been supplied by management or authorized representatives of First Community without independent verification.

        This proxy statement-prospectus is first being mailed to shareholders of First National on or about July 24, 2002.

  Record Date

        The close of business on July 22, 2002 was the record date for determining First National shareholders entitled to receive notice of and to vote at the special meeting.

  Voting

        On the record date, there were approximately 9,825,562 shares of First National common stock outstanding held by approximately 325 holders of record and 1,412,202 shares of First National preferred stock outstanding held by 41 holders of record. Each holder of First National common stock or preferred stock is entitled to one vote for each share of First National common stock or preferred stock in that holder's name on First National's books as of the record date on any matter submitted to the vote of the First National shareholders at the special meeting. The approval of the merger agreement will require the affirmative vote, in person or by proxy, of two-thirds of the outstanding shares of First National common stock and preferred stock voting together as a single class.

        Shares of First National common stock or preferred stock that are not represented in person or by proxy at the special meeting shall not be counted in determining whether a quorum is present and shall not be deemed present at the special meeting. Proxies submitted by any shareholder that are unmarked as to any matter shall be voted according to the recommendation of the board of directors of First National. A vote of abstention as to any proposal as to which abstention is permitted, by any shareholder, will be counted as a vote not in favor of a proposal.

  Revocation of Proxies

        Any proxy in the form enclosed for First National shareholders which is properly completed and returned in time for voting with a choice specified thereon will be voted in accordance with such specification.

        First National shareholders may revoke a proxy at any time by (i) sending written notice of revocation to the Secretary of First National prior to the special meeting; (ii) executing and delivering a proxy for the special meeting bearing a later date; or (iii) attending the special meeting and voting in person.

        PROXIES WHICH DO NOT PROVIDE THE PROXYHOLDERS WITH DIRECTION IN VOTING ON THE MERGER WILL BE VOTED IN FAVOR OF THE MERGER, AND FIRST NATIONAL SHAREHOLDERS WHO HAVE PROVIDED SUCH PROXIES WILL NOT BE ELIGIBLE TO ASSERT THEIR DISSENTERS' RIGHTS.

  Proxy Solicitation

        The accompanying proxy is being solicited by the board of directors of First National. First National will bear the entire cost of solicitation of proxies from holders of its shares. In addition to the solicitation of proxies by mail, certain officers, directors and employees of First National, without extra remuneration, may also solicit proxies in person, by telephone, facsimile or otherwise. First National will pay printing, postage and mailing costs for preparation and mailing of the proxy statement to its shareholders. All other costs, including legal and accounting fees, shall be borne by the party incurring such costs.

  Outstanding Voting Securities

        First National has two classes of voting securities outstanding, First National common stock and First National preferred stock. Shareholders of record entitled to notice of and to vote at the special meeting have been determined as of the record date, and, as of such date, approximately 9,825,562 shares of First National common stock and 1,412,202 shares of First National preferred stock were outstanding, all of which are entitled to vote at the special meeting.

  Other Matters

        First National does not presently intend to bring any matters other than those described in this document before its special meeting. Further, First National has no knowledge of any other matters that may be introduced by other persons. If any other matters do properly come before its special meeting or any adjournment or postponement of its special meeting, the persons named in the enclosed proxy forms of First National will vote the proxies in keeping with their judgment on such matters.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        The following table sets forth certain information regarding the ownership of First National's stock as of April 25, 2002 by First National's directors, executive officers and all those known by First National to be beneficial owners of more than five percent (5%) of any class of First National stock. The preferred stock votes with the common stock as a single class and has the same number of votes as if the preferred stock has been converted to common stock.

Principal Shareholders:	Number of Common Shares	Percentage Of Common Shares	Number Of Preferred Shares		Percentage Of Preferred Shares	Number of Total Shares		Percentage of Total Shares(1)
Austray Limited 4171 N. Mesa St. Bldg. "D" 5th Floor El Paso, TX 79912	2,004,940	19.79%	347,400		24.60%	2,352,340	(2)	22.45%
Larkstone Inc. c/o of Law Offices of Rudy Valner 421 North Beverly Drive, Ste. 300 Beverly Hills, CA 90210	874,400	8.82%	0		0	874,400	(3)	8.82%
Candor Corporation c/o of Law Offices of Rudy Valner 421 North Beverly Drive, Ste. 300 Beverly Hills, CA 90210	668,300	6.81%	0		0	668,300		6.81%
Brenner International Group LLC c/o of Law Offices of Rudy Valner 421 North Beverly Drive, Ste. 300 Beverly Hills, CA 90210	0	0	315,800		22.36%	315,800		2.81%
Jackpot Futures L.P. ATT Trust Dept 2 Raffles Link Marina Bayfront Singapore 039392	0	0	81,450		5.77%	81,450		*
Mystory Corp. ATT Trust Dept 2 Raffles Link Marina Bayfront Singapore 039392	0	0	81,450		5.77%	81,450		*
Named Executive Officers and Directors:
Leon H. Reinhart	860,610	8.82%	21,100		1.49%	881,710	(4)	8.84%
Leon Kassel	1,907,274	19.44%	81,450	(21)	5.77%	1,988,724	(5)	20.10%
Daniel R. Mathis	250	*	0		0	250	(6)	*
Edward S. George	176,800	1.79%	60,000		4.25%	236,800	(7)	2.38%
Malin Burnham	187,500	1.90%	40,000		2.83%	227,500	(8)	2.29%
M. Corky McMillin	76,700	*	12,000		*	88,700	(9)	*

Ronald E. Perlman	79,400	*	5,000		*	84,400	(10)	*
Thomas W. Carter	38,300	*	0		0	38,300	(11)	*
Scott R. Andrews	15,800	*	0		0	15,800	(12)	*
David S. Whittemore	22,500	*	0		0	22,500	(13)	*
Maria P. Kunac	33,050	*	1,000		*	34,050	(14)	*
James L. Lemery	34,000	*	0		0	34,000	(15)	*
Robert M. Franko	14,900	*	10,000	(22)	*	24,900	(16)	*
Julia L. Smart	16,300	*	500		*	16,800	(17)	*
Richard P. Spencer	200	*	0		0	200	(18)	*
Richard D. Condie	100	*	0		0	100	(19)	*
All executive officers and directors as a group	3,463,684	33.33%	231,050		16.36%	3,694,734	(20)	35.05%

*
Less than one percent.

(1)
Percentage ownership is based upon 9,812,298 shares of common stock outstanding on April 25, 2002, and any shares issuable pursuant to securities exercisable for shares of common stock on April 25, 2002 or within 60 days thereafter. Percentage ownership of preferred stock is based upon 1,412,202 shares of preferred stock outstanding as of April 25, 2002.

(2)
Includes 320,500 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days of April 25, 2002.

(3)
Includes 106,900 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days of April 25, 2002.

(4)
Mr. Reinhart is a director of First National. The number of shares listed above as owned by him includes 136,800 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days of April 25, 2002. Mr. Reinhart cannot exercise any voting rights of the 165,000 shares of Common Stock held by the Reinhart Family 2001 Charitable Remainder Unitrust for which he is a trustee. An independent trustee has been appointed to vote the shares of stock held by the Charitable Remainder Unitrust.

(5)
Mr. Kassel is the chairman of the Board of Directors of First National and is the beneficial owner of 664,983 shares of common stock through the following: (i) his ownership of Evil Holdings L.P. that holds 163,300 shares of common stock; (ii) his control as trustee of the Kassel Family Trust that owns 38,552 shares of common stock; (iii) his control as trustee of the Liebman Trust that owns 448,631 shares of common stock; and (iv) his ownership of Jeval Asset Management that holds 14,500 shares of common stock. Mr. Kassel disclaims any beneficial interest in 379,136 shares of common stock held by Mystory Corp., 408,631 shares of common stock held by Jackpot Futures L.P., 17,700 shares of common stock held by Vilmar Corporation, 28,494 shares of common stock held by Mystory L.P., 9,499 shares of common stock held by Excavate L.P., 126,611 shares of common stock held by Excavate Corp., 9,499 shares of common stock held by Rare Rationalism L.P., 126,611 shares of common stock held by Rare Rationalism Corp., 9,499 shares of common stock held by Dunain L.P. and 126,611 shares of common stock held by Dunain Corp., which shares Mr. Kassel has the power to vote but are beneficially owned for the benefit of Mr. Kassel's siblings and their spouses and children.

(6)
Mr. Mathis is a director and president and chief executive officer of First National. The number of shares listed above as owned by him does not includes 250,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of April 25, 2002.

(7)
Mr. George is a director of First National. The number of shares listed above as owned by him includes 50,000 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days of

  April 25, 2002, 35,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of April 25, 2002.

(8)
Mr. Burnham is a director of First National. The number of shares listed above as owned by him includes 38,500 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days of April 25, 2002, 35,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of April 25, 2002.

(9)
Mr. McMillin is a director of First National. The number of shares listed above as owned by him includes 20,000 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days of April 25, 2002, 35,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of April 25, 2002.

(10)
Mr. Perlman is a director of First National. The number of shares listed above as owned by him includes 19,200 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days of April 25, 2002, 35,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of April 25, 2002.

(11)
Mr. Carter is an executive vice president and the chief credit officer of First National. The number of shares listed above as owned by him does not include 25,120 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of April 25, 2002.

(12)
Mr. Andrews is the executive vice president of First National's retail banking division. The number of shares listed above as owned by him does not include 47,164 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of April 25, 2002.

(13)
Mr. Whittemore is the executive vice president of First National's business banking division. The number of shares listed above as owned by him does not include 39,810 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of April 25, 2002.

(14)
Ms. Kunac is the executive vice president of First National's real estate lending division. The number of shares listed above as owned by her does not include 16,922 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of April 25, 2002.

(15)
Mr. Lemery is an executive vice president and chief financial officer of First National. The number of shares listed above as owned by him does not include 5,644 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of April 25, 2002.

(16)
Mr. Franko is an executive vice president and the chief investment officer of First National. The number of shares listed above as owned by him does not include 9,036 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of April 25, 2002. Mr. Franko disclaims any beneficial interest in 1,000 shares of common stock held by Mary Jo Shelby as trustee of the Franko Children's Trust.

(17)
Ms. Smart is an executive vice president and chief administrative officer of First National. The number of shares listed above as owned by her does not include 12,790 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of April 25, 2002.

(18)
Mr. Spencer is a director of First National.

(19)
Mr. Condie is a director of First National.

(20)
Includes 264,500 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days of April 25, 2002 and 307,650 shares of common stock issuable upon exercise of options that are exercisable within 60 days of April 25, 2002.

(21)
Mr. Kassel has beneficial ownership of the 81,450 shares of preferred stock through control as trustee of the Liebman Trust. Mr. Kassel disclaims any beneficial interest in 81,450 shares of preferred stock held by Jackpot Futures L.P., 81,450 shares of preferred stock held by Mystory Corp., 27,150 shares of preferred stock held by Excavate Corp., 27,150 shares of preferred stock held by Rare Rationalism Corp. and 27,150 shares of preferred stock held by Dunain Corp.

(22)
Mr. Franko disclaims any beneficial interest in 10,000 shares of preferred stock held by Mary Jo Shelby as trustee of the Franko Children's Trust.

        At close of business on the First National record date, Austray Pte Ltd., Leon H. Reinhart & Self-Directed IRA, the Liebman Trust, Larkstone Inc., Jackpot Futures L.P., Mystory Corp., Brenner International Group LLC, Enivia Pte Ltd., Robert Whetten & Robert J. Whetten IRA, and the Reinhart Family 2001 Charitable Remainder Unitrust owned approximately 5,984,013 shares of First National common stock and preferred stock, allowing them to exercise approximately 53.2% of the voting power of First National common stock and preferred stock entitled to vote at the First National special meeting. These shareholders have agreed to vote these shares in favor of the merger agreement, as more fully described in the summary of shareholder agreements beginning on page 88. As of the same date, First Community and its subsidiaries beneficially owned 280,172 shares of First National common stock.

SPECIAL MEETING OF SHAREHOLDERS OF FIRST COMMUNITY BANCORP

  Introduction

        This proxy statement-prospectus constitutes the proxy statement of First Community Bancorp, for use at the special meeting of First Community's shareholders to be held on Friday, September 6, 2002, at The Inn, 5951 Linea del Cielo, Rancho Santa Fe, California, and any adjournments thereof.

        At the special meeting, the shareholders of First Community will consider and vote upon a proposal to approve the principal terms of an Agreement and Plan of Merger dated April 25, 2002 under the terms of which First National would merge with and into Rancho Santa Fe National Bank, including the issuance of shares of First Community common stock in the merger. The shareholders of First Community will also consider and vote upon a proposal to approve an amendment to First Community's articles of incorporation to increase the number of authorized shares of First Community's common stock from 15 million shares to 30 million shares and an amendment to First Community's 2000 Stock Incentive Plan to increase the number of shares subject to the Plan from 1,600,000 to 2,000,000.

        Pursuant to the merger agreement, First National, a national banking association organized under the laws of the United States, will be merged with and into Rancho Santa Fe, a national banking association organized under the laws of the United States and a wholly-owned subsidiary of First Community, and all of the outstanding shares of First National common stock and preferred stock shall be automatically cancelled in a transaction we refer to as the merger.

        Upon consummation of the merger, First National will cease to exist and First Community and Rancho Santa Fe National Bank will continue as the surviving entities. All information contained in this proxy statement-prospectus with respect to First Community has been supplied by management or authorized representatives of First Community without independent verification. All information contained in this proxy statement-prospectus with respect to First National has been supplied by management or authorized representatives of First National without independent verification.

        This proxy statement-prospectus is first being mailed to shareholders of First Community on or about July 24, 2002.

  Record Date

        The close of business on July 24, 2002 was the record date for determining First Community shareholders entitled to receive notice of and to vote at the special meeting.

  Voting

        On the record date, there were approximately 11,456,831 shares of First Community common stock outstanding held by approximately 2,800 holders of record. As of its record date, First Community officers, directors and affiliates owned approximately 19.7% of the outstanding shares of First Community. This amount excludes approximately 1.7% of the outstanding shares which are owned by Robert A. Schoellhorn, a former director who resigned from the board of First Community on the record date. Each holder of First Community common stock is entitled to one vote for each share of First Community common stock in that holder's name on First Community's books as of the record date on any matter submitted to the vote of the First Community shareholders at the special meeting. The approval of the principal terms of the merger agreement will require the affirmative vote, in person or by proxy, of a majority of the outstanding shares of First Community common stock.

        Approval of the amendment to the articles of incorporation of First Community to increase the authorized number of shares requires the affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of First Community common stock entitled to vote at the special meeting.

        Approval of the amendment to First Community's 2000 Stock Incentive Plan to increase the number of shares subject to the Plan requires the affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of First Community common stock entitled to vote at the special meeting.

        Shares of First Community common stock that are not represented in person or by proxy at the special meeting shall not be counted in determining whether a quorum is present and shall not be deemed present at the special meeting. Proxies submitted by any shareholder that are unmarked as to any matter shall be voted according to the recommendation of the board of directors of First Community. A vote of abstention as to any proposal as to which abstention is permitted, by any shareholder, will be counted as a vote not in favor of a proposal.

  Revocation of Proxies

        Any proxy in the form enclosed for First Community shareholders which is properly completed and returned in time for voting with a choice specified thereon will be voted in accordance with such specification.

        First Community shareholders may revoke a proxy at any time by (i) sending written notice of revocation to the Secretary of First Community prior to the special meeting; (ii) executing and delivering a proxy for the special meeting bearing a later date; or (iii) attending the special meeting and voting in person.

        PROXIES WHICH DO NOT PROVIDE THE PROXYHOLDERS WITH DIRECTION IN VOTING ON THE MERGER WILL BE VOTED IN FAVOR OF THE MERGER, AND FIRST COMMUNITY SHAREHOLDERS WHO HAVE PROVIDED SUCH PROXIES WILL NOT BE ELIGIBLE TO ASSERT THEIR DISSENTERS' RIGHTS.

  Proxy Solicitation

        The accompanying proxy is being solicited by the board of directors of First Community. First Community will bear the entire cost of solicitation of proxies from holders of its shares. In addition to the solicitation of proxies by mail, certain officers, directors and employees of First Community, without extra remuneration, may also solicit proxies in person, by telephone, facsimile or otherwise. First Community will pay printing, postage and mailing costs for preparation and mailing of the proxy statement to its shareholders. All other costs, including legal and accounting fees, shall be borne by the party incurring such costs.

  Outstanding Voting Securities

        First Community has only one class of voting securities outstanding, identified as First Community common stock. Shareholders of record entitled to notice of and to vote at the special meeting have been determined as of the record date, and, as of such date, approximately 11,456,831 shares of First Community common stock were outstanding, all of which are entitled to vote at the special meeting.

  Other Matters

        First Community does not presently intend to bring any matters other than those described in this document before its special meeting. Further, First Community has no knowledge of any other matters that may be introduced by other persons. If any other matters do properly come before its special meeting or any adjournment or postponement of its special meeting, the persons named in the enclosed proxy forms of First Community will vote the proxies in keeping with their judgment on such matters.

THE MERGER

        The following summary of the material terms and provisions of the merger agreement is qualified in its entirety by reference to the merger agreement by and among First Community, Rancho Santa Fe and First National which is dated as of April 25, 2002. The merger agreement is attached as Appendix A to this proxy statement-prospectus.

  General

        The boards of directors of First Community, First National and Rancho Santa Fe have unanimously approved the merger agreement providing for the merger of First National into Rancho Santa Fe. Rancho Santa Fe will be the surviving bank in the merger. Upon completion of the merger, the separate corporate existence of First National will end. We expect to complete the merger in the third quarter of 2002. The directors and officers of Rancho Santa Fe immediately prior to the merger will be the directors and officers of Rancho Santa Fe after the merger until they resign or their respective successors are duly elected and qualified.

  Background of the Merger

        In light of the competitive environment in which smaller banks find themselves operating, the board of directors of First National had considered various strategies for maximizing shareholder value, including transforming First National into a larger bank through internal growth and/or acquisitions thereby increasing the value of the First National franchise. First National's ongoing strategic business plan had been to continue its marketing efforts to increase its assets, return on equity and return on assets. The board concluded that First National's continued growth, operating efficiencies and profitability offered the surest paths to ensuring that at some point First National common stock would become more valuable and more liquid.

  Merger Discussions

        In September of 2001, First National and First Community engaged in initial discussions regarding their organizations and management philosophies and discussed a potential transaction between First National and First Community. In early October 2001, these talks ceased without the parties reaching an agreement. In March 2002, John Eggemeyer, chairman of First Community, contacted Leon Kassel, chairman of First National, regarding renewing discussions between First National and First Community. At that time, Mr. Eggemeyer advised Mr. Kassel that First Community had entered into agreements with holders of approximately forty-eight percent (48%) of the outstanding shares of First National pursuant to which First Community had negotiated an option to purchase the shares of First National owned by those shareholders upon the occurrence of certain conditions. On March 28, 2002, Mr. Eggemeyer met with the board of directors of First National. After several discussions and further negotiation, the parties agreed to a transaction whereby shareholders of First National would be able to elect to receive, for each share of First National common stock or preferred stock they own, either $10.00 in cash or First Community common stock pursuant to an exchange ratio based upon the number of fully diluted shares of First National outstanding and the value of First Community common stock to be paid for each share of First National common stock.

        First National hired Keefe, Bruyette and Woods, Inc. as its financial advisor to advise First National and First National's board of directors regarding the fairness of the transaction from a financial point of view. First National also hired Unicon Financial to advise First National and its board of directors regarding the condition of First Community from a credit perspective.

        Multiple drafts of the merger agreement and related documents were generated as negotiations proceeded.

        At its meeting on April 18, 2002, the First Community board considered the proposed terms of the merger agreement and related agreements and discussed the proposed merger. The First Community board unanimously approved the merger and authorized First Community to proceed with the transaction.

        At a special board meeting on April 22, 2002, the First National board met to consider the proposed terms of the merger and the related agreements negotiated and the open issues remaining at that time. The board of directors also reviewed reports from Keefe Bruyette and Unicon Financial, which were presented at the meeting, and discussed the proposed merger. First National's board of directors unanimously approved the merger and authorized First National to proceed with the transaction.

  Reasons for the Merger and Recommendation of the First National Board of Directors

        After consultation with Keefe Bruyette, the First National board has unanimously concluded that the terms of the merger are fair to, and in the best interests of, First National's shareholders and unanimously recommends that First National's shareholders approve the merger agreement. In reaching this decision, the board of directors considered a number of factors, to which relative weights were not assigned, including the following:

  •
  the First National board of directors' familiarity with and review of First National's business, operations, financial condition and earnings;

  •
  the First National board of directors' familiarity with and review of First National's prospects and factors which might affect First National's ability to enhance revenues and obtain revenue source diversification on a stand alone basis;

  •
  the current and prospective economic, regulatory and competitive environment facing financial institutions, including First National;

  •
  the review by the board of directors of First National of alternatives to the merger with First Community, the range of possible values to First National's shareholders that might be obtained in the future if such alternatives were chosen and the timing and likelihood of actually receiving such values. This review included consideration of remaining independent or engaging in a merger or a similar transaction with a bank holding company other than First Community;

  •
  the review by the board of directors of First National, of (a) the business, operations, earnings, and financial condition of First Community on both an historical and a prospective basis and (b) the historical market price and potential future value of First Community stock;

  •
  anticipated cost savings and operating efficiencies available to the combined institution from the merger;

  •
  the written confirmation by Keefe Bruyette as to the fairness of the merger consideration from a financial point of view to the First National shareholders;

  •
  the expectation that the merger will generally be a tax-free transaction to First National and to its shareholders who elect to receive shares of First Community common stock in exchange for their shares;

  •
  the belief of the board of directors of First National that the terms of the merger agreement are attractive in that the agreement allows First National shareholders to become shareholders in a combined institution with significantly more assets, a larger geographic base and a more liquid security;

  •
  the terms and conditions of the merger agreement and the structure of the merger, the ability of First National shareholders to elect to receive either cash or First Community common stock in exchange for their shares;

  •
  the effect of the merger on First National's other constituencies, including its management, employees and the community it serves; and

  •
  First Community's apparent success in completing and implementing previous mergers of community banks.

        The foregoing discussion of the information and factors considered by the board is not intended to be exhaustive, but constitutes the material factors considered by the board. In reaching its determination to approve and recommend the principal terms of the merger agreement, the board did not assign relative or specific weights to the foregoing factors and individual directors may have weighted such factors differently.

  Reasons for the Merger and Recommendation of the First Community Board of Directors

        The First Community board has unanimously concluded that the terms of the merger are fair to, and in the best interests of, First Community's shareholders and unanimously recommends that First Community's shareholders approve the principal terms of the merger agreement, including the issuance of shares of First Community common stock in the merger. During its deliberation regarding the approval of the merger agreement, the board of directors of First Community considered a number of factors, to which relative weights were not assigned, including, but not limited to, the following:

  •
  the compatibility of the merger with the long-term community banking strategy of First Community;

  •
  reduced operating costs through:

  •
  streamlining the administration of First National and providing administrative services for First National at the holding company level;

  •
  reduced compensation and benefits costs;

  •
  reduced external data processing costs;

  •
  economies of scale in advertising and marketing budgets;

  •
  other savings through reduction or elimination of miscellaneous items such as insurance premiums, travel and automobile expense, and investor relations expenses; and

  •
  significant revenue enhancement opportunities, including:

  •
  addition of complementary branches which significantly expand First Community's San Diego County footprint;

  •
  increased ability to offer a wider variety of banking products and services; and

  •
  greater opportunity and financial flexibility in connection with certain financing, investment and other business and corporate activities than presently enjoyed by First Community.

        We have based these assumptions on our present assessment of where savings and earnings enhancements could be realized based upon the present independent operations of the two companies. Actual savings in some or all of these areas could be higher or lower than we currently expect.

  Consideration to be Received by First National Shareholders in the Merger

        For each share of First National common stock or preferred stock you own, you will have the right to elect, on a share-by-share basis, to receive:

  •
  $10.00 in cash; or

  •
  0.5008 of a share of First Community common stock.

        The amount of First Community common stock issued in conjunction with this merger is expected to be equal to 2,762,662 shares of First Community common stock. If First National shareholders elect to receive, in the aggregate, stock consideration that would otherwise result in the issuance of more or less than 2,762,662 shares of First Community common stock, then your election may be subject to proration as described below in "Election and Proration Procedures". The aggregate number of shares of First Community common stock issued in the merger is to be increased only if the closing price per share of First Community common stock on the closing date is less than $19.97 per share and First Community does not elect to terminate the merger agreement, or as necessary to ensure that at least 45% of the total consideration is paid in First Community common stock. In the event the closing price of First Community common stock on the closing date is less than $19.97 per share, First Community shall increase the number of shares of First Community common stock being offered so the aggregate value of the consideration received is equal to the amount which would have been received had the closing price of First Community common stock been $19.97 per share.

  Election and Proration Procedures

        Making the Election.    First Community has selected U.S. Stock Transfer Corporation, which is the current transfer agent for First Community, to serve as the exchange agent for purposes of effecting the election, allocation, and proration procedures. An election form is being sent to you as a First National shareholder contemporaneously in a separate mailing. If you do not exercise dissenters' rights, you must use the election form to make the election to receive stock, cash, or a combination of stock and cash with respect to your shares of First National common stock. Shares of First National common stock or preferred stock will be undesignated shares if you either:

  •
  do not submit a properly completed election form in a timely fashion, or

  •
  revoke your election form prior to the deadline for submitting the election form.

        The deadline for you to submit your election forms to the exchange agent is August 29, 2002.

        All elections will be required to be made on an election form. To make an effective election with respect to shares of First National common stock, you must deliver the following items to the exchange agent prior to the election deadline:

  •
  a properly completed letter of transmittal and election form;

  •
  either (a) your certificates for shares of First National common stock or preferred stock or an appropriate guarantee of delivery, or (b) information regarding delivery by book entry transfer of the shares on a timely basis; and

  •
  any other required documents described in the election form.

        You may change your election by submitting to the exchange agent a properly completed and signed revised letter of transmittal and election form and all required additional documents. To be effective, however, the exchange agent must receive these revised documents prior to the election deadline. If some but not all of the revised documents are received by the election deadline, the shares will be considered undesignated shares.

        You may revoke your prior valid election by written notice received by the exchange agent prior to the election deadline. You may also revoke a prior valid election by submitting a written withdrawal of your share certificates or of the notice of guaranteed delivery of your share certificates previously deposited with the exchange agent. Again, this written withdrawal must be received by the exchange agent before the election deadline.

        Do not return your certificates representing shares of First National common stock or preferred stock with the enclosed proxy. The stock certificates should only be forwarded to the exchange agent with the letter of transmittal and election form.

        If you have a preference as to the form of consideration to be received for your shares of First National common stock, you should make an election. Shares as to which an election is made will be given priority in allocating the merger consideration over shares to which an election is not received. None of First Community, the board of directors of First Community, First National, or the board of directors of First National makes any recommendation as to whether you should elect to receive cash, stock, or a combination of stock and cash. You must make your own decision with respect to that election.

        Following the completion of the merger and upon surrender of all of the certificates representing shares of First National common stock or preferred stock registered in your name, or a satisfactory indemnity if any of such certificates are lost, stolen or destroyed, together with a properly completed letter of transmittal, U.S. Stock Transfer Corporation will mail to you the cash and/or First Community common stock to which you are entitled, less the amount of any required withholding taxes. You will not receive interest on any cash.

        Declaration of dividends by First Community after the completion of the merger will include dividends on all First Community common stock issued in the merger, but no dividend or other distribution payable to the holders of record of First Community common stock at or as of any time after the completion of the merger will be paid to holders of First National common stock or preferred stock who receive First Community common stock in the merger until they physically surrender all certificates as described above. After the completion of the merger, the stock transfer books of First National will close and there will be no transfers on the transfer books of First National.

        Allocation and Proration Procedures.    The merger agreement is designed to ensure that First Community shall issue 2,762,662 shares of its common stock in the merger. Therefore, it is possible that you will not receive the exact form of merger consideration you elect to receive.

  •
  If stock elections and combination stockholders received represent 2,762,662 shares of First Community common stock (known as the stock amount), then:

  •
  shares for which a stock election has been made will be converted into stock; and

  •
  shares for which a cash election has been made or undesignated shares will be converted into cash.

  •
  If stock elections and combination stock elections received represent more than the stock amount, the merger consideration will be allocated as follows:

  •
  shares for which a cash election has been made or undesignated shares will be converted into cash;

    •
    shares for which a stock election has been made will be converted into First Community common stock and cash as follows:

    •
    the number of shares of First Community common stock that will be received will be the product of:

    •
    the shares of First Community common stock which would have been received based on the stock election, and

    •
    the stock proration factor, the numerator of which is the stock amount, and the denominator of which is the aggregate number of shares of First Community common stock which would be issued based on all stock elections made; and

    •
    the amount of additional cash that will be received will be the product of the number of shares of First National common stock and preferred stock covered by the stock elections, times $10.00, and multiplied by one minus the stock proration factor.

  •
  If stock elections and combination stock elections received represent less than the stock amount, the merger consideration will be allocated as follows:

  •
  shares for which a stock election has been made will be converted into First Community common stock;

  •
  undesignated shares will be allocated stock at random to satisfy the stock amount until the stock amount is reached, and all other undesignated shares will receive cash; and

  •
  if, after all undesignated shares have been allocated First Community common stock, the stock amount has still not been satisfied, shares for which a cash election has been made will be converted into First Community common stock and cash as follows:

  •
  the number of additional shares of First Community common stock that will be received will be the product of

  •
  the total number of shares of First National common stock and preferred stock covered by the cash election times the exchange ratio; and

  •
  the cash proration factor, the numerator of which is the difference between (a) the stock amount and (b) the number of shares of First Community common stock which would be issued to satisfy the stock elections received and the undesignated shares randomly selected, and the denominator of which is the product of the exchange ratio and the total number of shares of First National common stock and preferred stock covered by cash elections; and

  •
  the amount of cash that will be received will be equal to the product of the number of shares of First National covered by the cash elections, times $10.00, and multiplied by one minus the cash proration factor.

        The following are three examples of the proration of the merger consideration received by a First National shareholder who owns 100 shares of First National common stock or preferred stock and makes an election to have 50 shares converted into cash and 50 shares converted into First Community common stock. The examples assume that:

    •
    as of the closing of the merger, the per share price of First Community common stock is at least $19.97;

    •
    the total number of shares of First National common stock and preferred stock is 11,224,500; and

    •
    there are no dissenting or undesignated shares.

Example 1:    The number of stock elections would result in the issuance of First Community common stock equal to 2,762,662 shares, which is equal to the stock amount.

Example 2:    The number of stock elections would result in the issuance of 3,500,000 shares of First Community common stock, an amount that is more than the stock amount.

Example 3:    The number of stock elections would result in the issuance of 2,000,000 shares of First Community common stock, an amount that is less than the stock amount.

	Example 1	Example 2	Example 3
Stock Proration Factor	N/A	0.79	N/A
Cash Proration Factor	N/A	N/A	0.21
Number of Shares of First National stock converted into First Community common stock	50	39.5	60.5
Number of shares of First Community common stock received	25	19	30
Fractional shares for which cash will be paid	0.04	0.78	0.30
Number of shares of First National stock converted into cash	50	60.5	39.5
Amount of cash received on cash election (including cash for fractional shares)	$500.80	$620.58	$400.99

  Opinion of First National's Financial Advisor

        First National engaged Keefe, Bruyette & Woods, Inc., or Keefe Bruyette, to render a fairness opinion in connection with its merger with First Community Bancorp. First National selected Keefe Bruyette because Keefe Bruyette is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with First National and its business. As part of its investment banking business, Keefe Bruyette is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

        On April 22, 2002, the First National board held a meeting to approve and adopt the merger agreement. At this meeting Keefe Bruyette confirmed its oral opinion that, as of that date and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration was fair, from a financial point of view, to the First National shareholders. That opinion was reconfirmed in writing as of the date of this document.

        The full text of Keefe Bruyette's written opinion is attached as Appendix B to this document and is incorporated herein by reference. First National's shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Keefe Bruyette.

        Keefe Bruyette's opinion is directed to the First National board and addresses only the fairness, from a financial point of view, of the merger consideration to the First National shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any First National shareholder as to how the shareholder should vote at the First National special meeting on the merger or any related matter.

        In rendering its opinion, Keefe Bruyette:

  •
  reviewed, among other things:

  •
  the merger agreement,

  •
  Annual Reports to shareholders of First Community,

  •
  Annual Reports to shareholders of First National,

  •
  Quarterly Reports of First Community, and

    •
    Quarterly Reports of First National;

  •
  held discussions with members of senior management of First National regarding:

  •
  past and current business operations,

  •
  regulatory relationships,

  •
  financial condition, and

  •
  future prospects of the respective companies;

  •
  reviewed the market prices, valuation multiples, publicly reported financial conditions and results of operations for First National and First Community and compared them with those of certain publicly traded companies that Keefe Bruyette deemed to be relevant;

  •
  compared the proposed financial terms of the merger with the financial terms of certain other transactions that Keefe Bruyette deemed to be relevant; and

  •
  performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, Keefe Bruyette relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to Keefe Bruyette or that was discussed with, or reviewed by or for Keefe Bruyette, or that was publicly available. Keefe Bruyette did not attempt or assume any responsibility to verify such information independently. Keefe Bruyette relied upon the management of First National as to the reasonableness and achievability of the financial and operating forecasts and projections, and assumptions and bases for those projections, provided to Keefe Bruyette. Keefe Bruyette assumed, without independent verification, that the aggregate allowances for loan and lease losses for First Community and First National are adequate to cover those losses. Keefe Bruyette did not make or obtain any evaluations or appraisals of any assets or liabilities of First Community or First National, and Keefe Bruyette did not examine any books and records or review individual credit files.

        The projections furnished to Keefe Bruyette and used by it in certain of its analyses were prepared by First National's senior management team. First National does not publicly disclose internal management projections of the type provided to Keefe Bruyette in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

        For purposes of rendering its opinion, Keefe Bruyette assumed that, in all respects material to its analyses:

  •
  the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

  •
  the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

  •
  each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

  •
  all conditions to the completion of the merger will be satisfied without any waivers; and

  •
  in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications that will be imposed, will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

        Keefe Bruyette further assumed that the merger will be accounted for as a purchase under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Keefe Bruyette's opinion is not an expression of an opinion as to the prices at which shares of First National common stock or preferred stock or shares of First Community common stock will trade following the announcement of the merger or the actual value of the First Community common shares when issued pursuant to the merger, or the prices at which the First Community common shares will trade following the completion of the merger.

        In performing its analyses, Keefe Bruyette made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Keefe Bruyette, First National and First Community. Any estimates contained in the analyses performed by Keefe Bruyette are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Keefe Bruyette opinion was among several factors taken into consideration by the First National board in making its determination to adopt the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the First National board or management of First National with respect to the fairness of the consideration.

Summary of Analyses by Keefe Bruyette

        The following is a summary of the material analyses presented by Keefe Bruyette to the First National board on April 22, 2002, in connection with its oral opinion. The summary is not a complete description of the analyses underlying the Keefe Bruyette opinion or the presentation made by Keefe Bruyette to the First National board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Keefe Bruyette did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Keefe Bruyette believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not offer a complete description of the financial analyses.

        Calculation of Implied Value of Consideration.    Keefe Bruyette reviewed the terms of the merger. First National shareholders may elect (a) stock, (b) cash or (c) a combination of stock and cash with at least 45% of the shares electing First Community Bancorp stock. Keefe Bruyette noted that the exchange ratio of 0.5008 shares of First Community common stock for each share of First National Bank common stock or preferred stock had an implied value of $13.77 per share of First National Bank common stock or preferred stock based upon the closing price of First Community common stock on April 19, 2002, of $27.49. Shareholders who elect cash consideration receive $10.00 in cash per share of First National Bank common stock or preferred stock. The blended offer based on 45% stock (at the April 19, 2002 closing price of $27.49) and 55% cash had an implied value of $11.35 per share of First National Bank common stock or preferred stock.

        Financial Impact Analysis.    Keefe Bruyette performed pro forma merger analysis that combined projected income statement and balance sheet information of First Community and First National. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of First Community. This analysis indicated that the merger is expected to be dilutive to First Community's estimated earnings per share in 2002 and 2003 without consideration to potential synergies. The analysis with an anticipated common stock offering also indicated that First Community would maintain a healthy Tier 1 capital ratio and thus have the financial ability to execute the merger. This analysis was based on internal projections provided by First National's and First Community's senior management teams. For all of the above analysis, the actual results achieved by First Community following the merger will vary from the projected results, and the variations may be material.

        Contribution Analysis.    Keefe Bruyette analyzed the relative contribution of each of First National and First Community to the pro forma balance sheet and income statement items of the combined entity, including assets, common equity, deposits, 2001 adjusted revenues, and 2002 estimated net income. Keefe Bruyette compared the relative contribution of balance sheet and income statement items with the estimated pro forma ownership for First National based on the exchange ratio of .5008 assuming that First Community were to issue 100% stock in the transaction. This would have resulted in an ownership position of 39.9%. The results of Keefe Bruyette's analysis are set forth in the following table.

Category	First Community	First National	Ownership Premium
Assets	62.0%	38.0%	5.0%
Common Equity	66.0%	34.0%	17.4%
Deposits	64.0%	36.0%	10.8%
2001 Adjusted Revenues	60.9%	39.1%	2.0%
2002 Estimated Net Income	84.4%	15.6%	155.8%

        Selected Transaction Analysis.    Keefe Bruyette reviewed certain financial data related to comparable acquisitions of California banks after January 1, 2000 through April 2002. The transactions included in the group were:

Acquiree	Acquiror
Upland Bank	First Community Bancorp
First Fidelity Bancorp Inc.	Hawthorne Financial Corp.
Kerman State Bank	Westamerica Bancorp.
Greater Pacific Bancshares	Landmark Bancorp
Western Security Bancorp	CVB Financial Corp.
First Western Bank	UnionBanCal Corp.
United California Bank	BNP Paribas Group
Civic BanCorp	City National Corp.
Central California Bank	Western Sierra Bancorp
W.H.E.C. Inc.	First Community Bancorp
Asahi Bank of California	ITLA Capital Corp.
Pacific Western National Bank	First Community Bancorp

City Holding Co.'s CA subs	FirstFed Financial Corp.
MCB Financial Corp.	Business Bancorp
South Bay Bank, NA	National Mercantile Bancorp
Borel Bank & Trust Co.	Boston Private Financial
SJNB Financial Corp.	Greater Bay Bancorp
BYL Bancorp	First Banks Inc.
Charter Pacific Bank	First Banks Inc.
First Charter Bank NA	First Community Bancorp
Valley Oaks National Bank	Montecito Bancorp
Americorp	Mid-State Bancshares
Eldorado Bancshares	Zions Bancorp.
Prime Bank	East West Bancorp Inc.
Imperial Bancorp	Comerica Inc.
Founders National Bank	Boston Bank of Commerce
Timberline Bancshares Inc.	PremierWest Bancorp
San Francisco Co.	First Banks Inc.
Tehama Bancorp	Humboldt Bancorp
Palomar Community Bank	Centennial First Financial
Millennium Bank	First Banks Inc.
Professional Bancorp Inc.	First Community Bancorp
Bank of Oakland	Innovative Bancorp
Commercial Bk of San Francisco	First Banks Inc.
Scripps Financial Corp.	U.S. Bancorp
Western Holdings Bancorp	Heritage Commerce Corp.
Valley Merchants Bank, NA	Business Bancorp
Los Robles Bancorp	Pacific Capital Bancorp
Bank of Petaluma	Greater Bay Bancorp
Bank of Ventura	First Banks Inc.
First Counties Bank	Westamerica Bancorp.
North Coast Bank NA	American River Holdings
San Benito Bank	Pacific Capital Bancorp
Bank of Santa Clara	Greater Bay Bancorp

        Keefe Bruyette also reviewed certain financial data related to comparable acquisitions of national banks announced after January 1, 2000 through April 1, 2002 with acquirees that had return on average assets less than 50 basis points. The transactions included in the group were:

Acquiree	Acquiror
First Bank of Jacksonville	Intrepid Capital Corp.
K. Roberts, Inc.	State Bancshares of Ulen, Inc.
Texas Guaranty Bank, N.A.	Prosperity Bancshares Inc.
Farmers State Bank	Krey Co. Ltd.
Main Street BankShares Inc	Yadkin Valley Bank and Trust
CB&T Capital Corporation	Citizens Holding Co.
Greater Pacific Bancshares	Landmark Bancorp
Western Security Bancorp	CVB Financial Corp.
Southwest Missouri Bncshrs,Inc	Investor Group
Bank of Avoca	Financial Institutions Inc.
Independence Bank	Bank of North Carolina
Illinois Community Bncp Inc.	Illini Corp.
State Bank of Seaton	River Valley Bancorp, Inc.

Shamrock Bancshares, Inc.	LubCo Bancshares, Inc.
Florida Bancorporation Inc.	Charter Banking Corporation
Gulf Coast Community Bcshs Inc	South Alabama Bancorp.
Fairbank Bancshares, Inc.	Independence Bancshares, Inc.
First Hale Center Inc.	McLaughlin Bancshares Inc.
Foxdale Bancorp, Inc.	F.N.B.C. of La Grange, Inc.
Amer Cmnty Bank of Georgia	FNB Banking Co.
Nashoba Bancshares Inc.	Trustmark Corp.
Farmers National Bancshares	Alabama National BanCorp.
First Western Bank	MountainBank Financial Corp
Bismarck Bancshares, Inc.	United Bancor, Ltd.
Southeast Security Bank	Great River Financial Group
First Bancorp in Davidson Inc.	Chickasaw Banc Holding Co.
White Hall National Bank	Lima Bancshares, Inc.
First & Farmers Bk Hldg Co.	Investor Group
Independent Financial Network	Umpqua Holdings Corp.
Century Bancshares Inc.	United Bankshares Inc.
Peoples Bank	Peoples Home Holding Co.
Charter Pacific Bank	First Banks Inc.
First Charter Bank NA	First Community Bancorp
Success Bancshares Inc.	Financial Federal MHC, Inc.
PanAmerican Bank	Southern Security Bank Corp.
Boyden Bancorp	Dixon Bancshares, Inc.
Salt Lick Deposit Bank	Central Bancshares, Inc.
Admire Bancshares, Inc.	Ottawa Bancshares Inc.
Community Financial Corp.	First Financial Corp.
Iowa State Bank	Northwest Financial Corp.
Delta B&TC	Southern Development Bncp, Inc
Cass Lake Company	Western Bancorp. Inc.
Pine Level Bank	Heritage Bancshares, Inc.
Citrus Financial Services Inc.	CIB Marine Bancshares, Inc.
Schwegmann B&TC	One American Corporation
American Bk of IL in Highland	First Mid-Illinois Bancshares
Founders Trust National Bank	Spectrum Bancorp.
Claremont Finl Services Inc.	Remada Financial Holdings Inc.
Kenco Bancshares, Inc.	Investor Group
Lena Bancorp, Inc.	Foresight Fncl. Group, Inc.
Blackfeet National Bank	Native American Bancorp
Rochester Financial Corp.	First Baird Bancshares, Inc.
Macktown State Bank	Centre I Bancorp, Inc.
Mid-America Bank	Central Bancompany
First Natl Bncp, Heavener, OK	Sooner Southwest Bkshs Inc.
Cedar Valley Holding Company	American Bancorporation
Bath National Corp.	Financial Institutions Inc.
Founders National Bank	Boston Bank of Commerce
Village Bank and Trust	NW Suburban Bancorp, Inc.
GrandBanc Inc.	Century Bancshares Inc.
Rocky Mountain Bank	First NB of NV Holding Company
First Security Bank	United Financial Holdings Inc.
Lower Salem Commercial Bank	Peoples Bancorp Inc.

First Bkshrs of W Point Inc.	Capital City Bank Group Inc.
Peninsula Bancorp Inc.	Southern Community Bancorp
Palomar Community Bank	Centennial First Financial
City National Bank	Maedgen & White, Ltd.
Plymouth Bancorporation, Inc.	Northwest Financial Corp.
Farmers Exchange Bank	First Antlers Bancorp., Inc.
Grand Bank NA	MetLife Inc.
Treasury Bank	Countrywide Credit Industries
Knight State Bank	State Bank of Cochran
Professional Bancorp Inc.	First Community Bancorp
Community Independent Bank	National Penn Bancshares Inc.
Citizens Southern Bank	First Community Bcshs Inc.
Woodlands Bancorp	First Guaranty Bank
Security Financial Corp.	Farmers National Banc Corp.
Reliance Bank	Avant Financial LLC
Marquette Bank Oelwein, NA	Northwest Financial Corp.
Northern Bank of Commerce	Cowlitz Bancorp.
East Coast Bank Corporation	Regions Financial Corp.
Heritage Bancorp Inc.	Cardinal Financial Corp.
North Coast Bank NA	American River Holdings
Financial Institutions Inc.	Benchmark Bncp Inc.
Village Banc of Naples	Harris Bankcorp Inc.
Security Bancorp, Inc.	SouthTrust Corp.
Chapin State Bank	Jacksonville Savings Bk (MHC)

        Transaction multiples from the merger were derived from the $11.35 per share blended deal price and financial data as of December 31, 2001 for First National. Keefe Bruyette also relied upon 2002 First National earnings per share estimates provided by management. Keefe Bruyette compared these results with announced multiples of the two comparable merger groups outlined above. The results of the analysis are set forth in the following table.

	First Community/ First National Transaction		CA Bank Comparable Average		CA Bank Comparable Median		ROAA‹50bps Comparable Average		ROAA‹50bps Comparable Median
Deal Price / Book Value	2.47	x	2.08	x	1.91	x	1.54	x	1.45	x
Deal Price / Tangible Book Value	2.48	x	2.16	x	2.03	x	1.59	x	1.48	x
Deal Price / LTM Earnings	NM	*	19.5	x	17.4	x	30.4	x	30.3	x
Deal Price / Deposits	24.4%		20.8%		19.9%		15.6%		14.7%
Deal Premium / Core Deposits	18.7%		13.8%		12.3%		6.2%		5.1%
Deal Premium / Market Price	92.4%		45.3%		41.5%		68.2%		65.5%

*
NM=not meaningful

        No company or transaction used as a comparison in the above analysis is identical to First National, First Community or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

        Discounted Cash Flow Analysis.    In performing a discounted cash flow analysis, Keefe Bruyette utilized management's estimates of future net income and assumed that the net tangible equity in excess of 7.0% of tangible assets generated through earnings would be distributed as cash outflows to the First National shareholders over a five year period. The estimated net income in the year 2006 was multiplied by an earnings multiple ranging from 12.0x to 16.0x to generate a terminal value representing the potential value of First National in 2006. The cash distributions and terminal value were discounted back to the present using a 12.5% to 17.5% discount rate. This analysis indicated that the present value of the First National future stock price plus cash distributions ranged from $5.63 to $7.40 per share. The approximate value of the per share offer from First Community on a blended basis was $11.35 on April 19, 2002, which amount exceeded the range of values implied by this analysis. Discounted cash flow analysis is a widely used valuation methodology but it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis is not necessarily reflective of the actual values of First National common stock.

        Comparable Public Company Analysis.    Keefe Bruyette compared selected balance sheet data, profitability measures and market statistics of First National to a comparison group of fifteen publicly traded California banks with assets between $500 million and $1.5 billion including: VIB Corp, Hanmi Financial Corporation, TriCo Bancshares, Humboldt Bancorp, Capital Corp of the West, Heritage Commerce Corp, Central Coast Bancorp, Pacific Union Bank, Nara Bancorp, Sierra Bancorp, Business Bancorp, North Valley Bancorp, Foothill Independent Bancorp, Pacific Crest Capital and Western Sierra Bancorp. The multiples that were analyzed were price to book, price to tangible book, price to 2002 estimated earnings, price to deposits and price to assets. The medians of the multiples were then multiplied by First National's December 31, 2001 financial measures yielding a range of values from $2.47 to $8.97 per share and a median value of $8.49 per share. The approximate value of the per share offer from First Community on a blended basis was $11.35 per share on April 19, 2002, which amount exceeded the range of values implied by this analysis as of such date.

        Other Analyses.    Keefe Bruyette reviewed the relative financial and market performance of First National and First Community to a variety of relevant industry peer groups and indices. Keefe Bruyette also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for First Community.

        In connection with its opinion dated as of the date of this document, Keefe Bruyette performed procedures to update, as necessary, certain of the analyses described above. Keefe Bruyette reviewed the assumptions on which the analyses described above were based and the factors considered in connection therewith. Keefe Bruyette did not perform any analyses in addition to those described above in updating its April 22, 2002 opinion.

        The First National board retained Keefe Bruyette to render a fairness opinion to First National shareholders in connection with the merger. As part of its investment banking business, Keefe Bruyette is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate corporate and other purposes. As specialists in the securities of banking companies, Keefe Bruyette has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Keefe Bruyette may, from time to time, purchase securities from, and sell securities to, First National and First Community. As a market maker in securities Keefe Bruyette may from time to time have a long or short position in, and buy or sell, debt or equity securities of First Community for Keefe Bruyette's own account and for the accounts of its customers. Keefe Bruyette is also serving as a co-manager in a registered follow-on offering of up to $86.31 million of First Community's common stock. In addition, First Community issued trust preferred securities with assistance from Keefe Bruyette in December 2001 and June 2002.

        First National and Keefe Bruyette have entered into an agreement relating to the services to be provided by Keefe Bruyette in connection with the merger. To date, First National has paid $50,000 in fees to Keefe Bruyette. First National will pay to Keefe Bruyette at the time the merger is completed a cash fee equal to $200,000. Pursuant to the Keefe Bruyette engagement agreement, First National also agreed to reimburse Keefe Bruyette for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify it against certain liabilities, including liabilities under the federal securities laws.

        FOR THE REASONS SET FORTH ABOVE, THE FIRST NATIONAL BOARD HAS UNANIMOUSLY VOTED TO APPROVE THE MERGER AGREEMENT AS FAIR TO AND IN THE BEST INTERESTS OF FIRST NATIONAL AND ITS SHAREHOLDERS AND UNANIMOUSLY VOTED TO RECOMMEND THAT FIRST NATIONAL'S SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

  Regulatory Approvals Required for the Merger

        The closing of the merger is conditioned upon the receipt of all approvals of regulatory authorities required for the merger without the imposition of any conditions or requirements that would materially and adversely impact the economic or business benefits to First Community of the merger. Under the terms of the merger agreement, First Community and First National have agreed to use their reasonable best efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from any governmental authority necessary, proper or advisable to consummate the merger.

        In order to complete the merger, we must first obtain the approval of the Office of the Comptroller of the Currency, or OCC. Rancho Santa Fe filed an application for approval to acquire First National with the OCC on May 23, 2002.

  Material Federal Income Tax Considerations of the Merger

        In the opinion of Sullivan & Cromwell and Blanchard, Krasner & French, the following are the material United States federal income tax considerations of the merger generally applicable to First National stockholders. These opinions and the following discussion are based on and subject to the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated under the Code, existing interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of the discussion. This discussion does not address all aspects of United States federal income taxation that may be important to you in light of your particular circumstances or if you are subject to special rules, such as rules relating to:

  •
  shareholders who are not United States persons;

  •
  financial institutions;

  •
  tax exempt organizations;

  •
  insurance companies;

  •
  dealers in securities;

  •
  traders in securities that elect to use a mark-to-market method of accounting;

  •
  shareholders who acquired their shares of First National common stock or First National preferred stock pursuant to the exercise of employee stock options or otherwise acquired shares as compensation;

  •
  shareholders who hold their shares of First National common stock or First National preferred stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction.

This discussion assumes you hold your shares of First National common stock or First National preferred stock as capital assets within the meaning of Section 1221 of the Code.

        It is intended that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. First Community's and First National's obligations to complete the merger are conditioned on, among other things, First Community's receipt of an opinion from Sullivan & Cromwell and First National's receipt of an opinion from Blanchard, Krasner & French, each dated the Effective Date, to the effect that, on the basis of the facts, representations and assumptions set forth in the opinions, the merger constitutes a reorganization under Section 368(a) of the Code. The opinions of counsel will be based on the then-existing law, will assume the absence of changes in existing facts, will rely on customary assumptions and may rely on representations contained in certificates executed by officers of First Community, Rancho Santa Fe National Bank and First National. The opinions neither bind the Internal Revenue Service (the "IRS") nor preclude the IRS from adopting a contrary position, and it is possible that the IRS may successfully assert a contrary position in litigation or other proceedings. Neither First Community nor First National intends to obtain a ruling from the IRS with respect to the tax consequences of the merger.

        In the opinion of Sullivan & Cromwell and Blanchard, Krasner & French, assuming that the merger is consummated in accordance with the terms of the merger agreement and as described in this proxy statement-prospectus and that the assumptions and representations described in the proceeding paragraph are true and complete as of the Effective Date, the merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. The following discussion assumes that the merger will be treated accordingly.

        First National Shareholders Who Receive Only First Community Common Stock.    If you are a holder of First National common stock or First National preferred stock, except as discussed below with respect to cash received in lieu of fractional shares, you will not recognize gain or loss for United States federal income tax purposes if you exchange your First National common stock or First National preferred stock solely for First Community common stock pursuant to the merger.

        First National Shareholders Who Receive Both First Community Common Stock and Cash. If you are a holder of First National common stock or First National preferred stock and you received both First Community common stock and cash (other than cash received in lieu of fractional shares) in exchange for your First National common stock or First National preferred stock, you will recognize any gain, but not loss, in an amount equal to the lesser of:

  (i)
  the excess, if any, of:

  (a)
  the sum of the fair market value at the effective time of the merger of the First Community common stock and cash received; over

  (b)
  your tax basis in the shares of First National common stock or First National preferred stock exchanged; and

  (ii)
  the amount of cash that you receive in exchange for your First National common stock or First National preferred stock.

Any gain will be treated as capital gain unless the receipt of the cash has the effect of the distribution of a dividend for U.S. federal income tax purposes, in which case the gain will be treated as ordinary dividend income to the extent of your ratable share of First National's accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the date of the merger, your holding period in your First National common stock or First National preferred stock is greater than one year. The following is a brief discussion of the tax treatment briefly described above; however, you should consult your own tax advisor about the possibility that all or a portion of any cash received in exchange for First National common stock or First National preferred stock will be treated as a dividend.

        The stock redemption provisions of Section 302 of the Code apply in determining whether cash received by you in exchange for your First National common stock or First National preferred stock has the effect of a distribution of a dividend under Section 356(a)(2) of the Code (the "Hypothetical

Redemption Analysis"). Under the Hypothetical Redemption Analysis, you will be treated as if the portion of First National common stock or First National preferred stock that you exchange for cash in the merger will instead be exchanged for First Community common stock (the "Hypothetical Shares"), followed immediately by a redemption of the Hypothetical Shares by First Community for cash. Under the principles of Section 302 of the Code, you will recognize capital gain rather than dividend income with respect to the cash received if the hypothetical redemption is "not essentially equivalent to a dividend" or is "substantially disproportionate" with respect to you. In applying the principles of Section 302, the constructive ownership rules of Section 318 of the Code will apply in comparing your ownership interest in First Community both immediately after the merger (but before the hypothetical redemption) and after the hypothetical redemption.

        If you are a holder of First National common stock or First National preferred stock, whether the hypothetical redemption by First Community of the Hypothetical Shares for cash is "not essentially equivalent to a dividend" will depend on your particular circumstances. However, the hypothetical redemption must, in any event, result in a "meaningful reduction" in your percentage ownership of First Community common stock. In determining whether the hypothetical redemption by First Community results in a meaningful reduction in your percentage ownership of First Community common stock, and, therefore, does not have the effect of a distribution of a dividend, you should compare your interest in First Community (including interests owned actually, hypothetically and constructively) immediately after the merger (but before the hypothetical redemption) to your interest after the hypothetical redemption. The IRS has indicated, in Revenue Ruling 76-385, that a stockholder in a publicly-held corporation whose relative stock interest in the corporation is minimal and who exercises no "control" over corporate affairs is generally treated as having had a meaningful reduction in his or her stock after a redemption transaction if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the stockholder's actual and constructive ownership before and after the hypothetical redemption.

        If you are a holder of First National common stock or First National preferred stock, the hypothetical redemption transaction would be "substantially disproportionate", and, therefore, would not have the effect of a distribution of a dividend if you own less than 50% of the voting power of the outstanding First Community common stock and the percentage of First Community common stock actually and constructively owned by you immediately after the hypothetical redemption is less than 80% of the percentage of First Community common stock actually, hypothetically and constructively owned by you immediately before the hypothetical redemption.

        First National Shareholders Who Receive Only Cash.    If you are a holder of First National common stock or First National preferred stock who exchanges all of your shares of common stock or preferred stock for cash or who exercises appraisal rights in connection with the merger, you will generally recognize capital gain to the extent the amount of cash received in the merger exceeds your tax basis in the First National common stock or First National preferred stock, or loss to the extent your tax basis in First National common stock or First National preferred stock exceeds the amount of cash received in the exchange. Any capital gain or loss will be long-term capital gain or loss if you have held your shares of First National common stock or First National preferred stock for more than one year at the time the merger is completed. Long-term capital gain of a non-corporate U.S. shareholder is generally subject to a maximum rate of 20%.

        Tax Basis And Holding Period.    The aggregate tax basis of the First Community common stock you receive as a result of the merger will be the same as your aggregate tax basis in the First National common stock or First National preferred stock you surrender in exchange for the First Community common stock, decreased by the amount of cash received in the merger and increased by the amount of dividend or gain recognized in the merger. The holding period of the First Community common stock you receive as a result of the exchange will include the holding period of the First National common stock or First National preferred stock you exchange in the merger.

        Cash Received in Lieu of Fractional Shares.    If you receive cash in the merger instead of a fractional share interest in First Community common stock, you will be treated as having received the cash in redemption of the fractional share interest. Assuming that, immediately after the merger, you hold a minimal interest in First Community, you exercise no control over First Community and, as a result of the deemed redemption and after giving effect to certain constructive ownership rules, you experience an actual reduction in your interest in First Community, you will recognize capital gain or loss on the deemed redemption in an amount equal to the difference between the amount of cash received and your adjusted tax basis allocable to such fractional share. Otherwise, the cash payment may be taxable to you as a dividend. Any capital gain or loss will be long-term capital gain or loss if you have held your shares of First National common stock or First National preferred stock for more than one year at the time the merger is completed. Long-term capital gain of a non-corporate U.S. shareholder is generally subject to a maximum rate of 20%.

        Backup Withholding and Information Reporting.    If you receive cash in exchange for surrendering your shares of First National common stock or First National preferred stock, you may be subject to information reporting and backup withholding at a rate of 30% if you are a non-corporate United States person and you (i) fail to provide an accurate taxpayer identification number; (ii) are notified by the United States Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or (iii) in certain circumstances, fail to comply with applicable certification requirements.

The foregoing discussion is intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the merger.

  Accounting Treatment

        The merger will be accounted for as a purchase for financial accounting purposes in accordance with accounting principles generally accepted in the United States. For purposes of preparing First Community's consolidated financial statements, First Community will establish a new accounting basis for First National's assets and liabilities based upon their fair values, the merger consideration and the costs of the merger. Any excess of cost over the fair value of the net assets of First National will be recorded as goodwill and other intangible assets. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. First Community will determine the fair value of First National's assets and liabilities and will make appropriate purchase accounting adjustments, including adjustments to the amortization period of the intangible assets, upon completion of that determination.

  Interests of Certain Persons in the Merger

        In considering the recommendation of the First National board of directors, you should be aware that certain members of First National management have certain interests in the transactions contemplated by the merger agreement that are in addition to the interests of shareholders generally and that may create potential conflicts of interest. The First National board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the contemplated transactions.

        Ownership of First National Common Stock.    As of the record date, which is July 22, 2002, as a group, First National's executive officers and directors beneficially owned approximately 3,694,734 shares (including shares issuable upon exercise of warrants and vested stock options), or approximately 35.0% of First National common stock and preferred stock outstanding. As of the record date, none of the directors or executive officers of First Community owned any shares of First National common stock. As of the record date, First Community beneficially owned 280,172 shares of First National common stock. Pursuant to the terms of the merger agreement, any shares of First National held by First Community at the effective time of the merger are not eligible to be converted into cash or shares of First Community common stock and will be cancelled.

        Indemnification; Directors and Officers Insurance.    Following the effective time of the merger, First Community is obligated to indemnify present and former directors and officers of First National in connection with any claim arising out of actions or omissions occurring at or prior to the effective time to the fullest extent that First National is permitted to indemnify its directors and officers. In addition, First Community is obligated for three years from the effective time, to provide the portion of directors and officers liability insurance that serves to reimburse the present and former directors and officers of First National on terms and conditions comparable to those provided by First National; provided, however, that First Community is not required to spend on an annual basis more than the current amount spent by First National to procure such insurance coverage.

        Severance Benefits.    The severance agreements, which include covenants of non-solicitation and confidentiality between First Community and certain executive officers of First National, entitle such executive officers to receive, in the aggregate, approximately $2.6 million upon the closing of the merger. See "The Merger Agreement—Change in Control Severance Agreements" on page 88.

        Chief Executive Officer.    As of the date the merger is consummated, the employment contract of Daniel R. Mathis, First National's chief executive officer, will be terminated. Mr. Mathis will receive a severance payment in connection with this termination. The amount of the severance payment, equivalent to twenty-four months annual base salary, is $500,000. Mr. Mathis has also entered into a non-solicitation agreement with First Community for a period of twenty-four months, pursuant to which he will be paid $500,000.

        Settlement of Former Chief Executive Officer's Employment Agreement.    Upon consummation of the merger, a provision of the Agreement of Settlement and Compromise and Release with Leon H. Reinhart concerning matters relating to Mr. Reinhart's Executive Employment Agreement becomes effective, which requires the payment of $1.75 million by First Community by the earlier of March 15, 2003, or 75 calendar days following the effective time of the merger. This obligation is conditioned upon consummation of the merger. First Community can waive this condition and make the payment in accordance with the provisions of the settlement agreement.

        Employee Benefits.    First Community has agreed to provide those employees of First National who continue as employees of First Community or any of its subsidiaries, with employee benefit plans no less favorable in the aggregate than those provided to similarly situated employees of First Community and its subsidiaries.

  Restrictions on Resales by Affiliates

        The shares of First Community common stock to be issued to First National shareholders in the merger will be registered under the Securities Act. These shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of First National. An affiliate of a corporation, as defined by the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, that corporation and generally may include First National Bank directors, executive officers and major shareholders. Any subsequent transfer by an affiliate of First National must be one permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act.

  Method of Effecting the Combination

        First Community may at any time change the method of effecting the combination of First National and Rancho Santa Fe. However, no change may (1) alter or change the amount or kind of consideration to be issued to holders of the capital stock of First National as provided for in the merger agreement, (2) adversely affect the tax treatment of First National shareholders as a result of receiving the merger consideration, (3) materially impede or delay completion of the transactions contemplated by the merger agreement or (4) otherwise be materially prejudicial to the interests of First National shareholders.

  Effective Time

        The effective time of the merger will be the time and date when the merger becomes effective, as set forth in the agreement of merger that will be filed with the OCC on the closing date of the merger. The closing date will occur on a date to be specified by First Community and First National. Subject to applicable law, this date will be no later than the third business day after the satisfaction or waiver of the latest to occur of the conditions precedent to the merger set forth in the merger agreement, unless extended by mutual agreement of the parties. We anticipate that the merger will be completed in the third quarter of 2002. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the merger. See "Regulatory Approvals Required for the Merger" on page 71 and "The Merger Agreement—Conditions to Consummation of the Merger" on page 84.

  Treatment of Options and Warrants

        Each First National stock option whether or not exercisable immediately prior to the effective time of the merger, and which First Community has not elected to assume and convert into replacement options to acquire First Community common stock, will be cancelled and entitle the option holder to receive cash in an amount equal to the product of the total number of shares of First National common stock to which the holder has options multiplied by the excess of $10.00 over the exercise price of such holder's option. Each outstanding warrant to purchase shares of First National common stock will be cancelled and entitle the warrant holder to receive cash in an amount equal to the total number of shares of First National common stock represented by the warrant multiplied by the excess of $10.00 over the per-share exercise price of the warrant.

        Each First National stock option which First Community has elected to assume and convert into an option to acquire First Community common stock will be so converted at the Effective Time. The number of shares of First Community common stock underlying the new First Community stock option will equal the number of shares of First Community common stock as the holder of such option would have been entitled to receive pursuant to the merger had such option been exercised in full immediately prior to the Effective Time (rounded down to the nearest whole number). The per share exercise price of each new First Community option will be equal to the aggregate exercise price of the First National stock option divided by the number of full shares of First Community common stock deemed purchasable pursuant to such First National stock option.

        First Community has agreed to file a registration statement with the SEC on Form S-8 (or amend an existing statement, as may be permitted) as soon as practicable after the Effective Time with respect to the shares of First Community common stock issuable in connection with the converted options.

  Declaration and Payment of Dividends

        Holders of First National common stock or preferred stock will accrue but will not be paid dividends or other distributions declared after the effective time with respect to First Community common stock into which their shares have been converted until they surrender their First National stock certificates for exchange after the effective time. Upon surrender of those certificates after the effective time, the combined company will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of First National of shares of First National common stock or preferred stock issued and outstanding immediately prior to the effective time. If certificates representing shares of First National common stock or preferred stock are presented for transfer after the effective time, they will be cancelled and exchanged for certificates representing the applicable number of shares of First Community common stock.

  No Fractional Shares

        No fractional shares of First Community common stock will be issued to any shareholder of First National upon completion of the merger. For each fractional share that would otherwise be issued, First Community will pay cash in an amount equal to the fraction of a share of First Community common stock to which the holder would otherwise be entitled to receive multiplied by the price of First Community common stock on Nasdaq as reported on the Nasdaq Composite Transactions reporting system at the effective time. No interest will be paid or accrue on cash payable to holders of those certificates in lieu of fractional shares.

        None of First Community, First National, the exchange agent or any other person will be liable to any former shareholder of First National for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

        If a certificate for First National stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon the making of an affidavit by the person claiming that loss, theft or destruction and the posting of a bond in an amount reasonably necessary as indemnity against any claim that may be made against First Community with respect to that lost certificate.

        For a description of First Community common stock and a description of the differences between the rights of the holders of First National common stock, on the one hand, and the holders of First Community common stock, on the other hand, see "Description of First Community Capital Stock" beginning on page 118 and "Comparison of Shareholders' Rights" beginning on page 120.

THE MERGER AGREEMENT

  Representations and Warranties

        The merger agreement contains substantially similar representations and warranties of First Community and First National as to, among other things:

  •
  corporate organization and existence;

  •
  capitalization;

  •
  the corporate organization and existence of any subsidiaries;

  •
  corporate power and authority;

  •
  governmental and third-party approvals required to complete the merger;

  •
  timely filing of required regulatory reports and absence of regulatory investigations or restrictive agreements with regulators except as provided in the merger agreement;

  •
  environmental matters;

  •
  that no action has been taken that would give rise to a claim by any party for a broker or finder's fee or other like payment, except as contemplated by the merger agreement;

  •
  absence of litigation;

  •
  availability and accuracy of reports and filings with the Securities and Exchange Commission, in the case of First Community; and

  •
  insurance coverage.

        In addition, the merger agreement contains further representations and warranties of First National as to, among other things:

  •
  employee benefit matters;

  •
  validity of, and the absence of material defaults under, certain contracts;

  •
  interest rate risk management instruments, such as swaps and options;

  •
  disclosure of and lack of encumbrances on real property;

  •
  title to real and personal property;

  •
  transactions with affiliates;

  •
  compliance with laws;

  •
  conduct of the trust business;

  •
  tax matters;

  •
  books and records have been properly and accurately maintained;

  •
  labor matters; and

  •
  its allowance for loan losses is adequate under established governmental standards.

  Conduct of Business of First National Pending the Merger

        Prior to the effective time of the merger, except as expressly contemplated by the merger agreement, First National has agreed that, without the consent of First Community, it will not, and will cause its subsidiaries not to, among other things:

  Indebtedness

  •
  incur any indebtedness for borrowed money (other than deposits, federal funds borrowings or borrowings from the Federal Home Loan Bank of San Francisco); and

  •
  assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual or entity;

  Loans

  •
  make any loan, loan commitment, renewal or extension to any person or immediate family member of such person exceeding $500,000, (or $1.0 million in the case of renewals of existing, pass rated credit) without submitting a complete loan package to First Community for a review and comment;

  Dividends and Stock Repurchases

  •
  make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, reclassify purchase or otherwise acquire, any shares of its capital stock;

  Capital Stock

  •
  issue, sell or otherwise permit to become outstanding any additional shares or rights to acquire shares, provided that First National is entitled to amend outstanding warrant agreements to provide for cashless exercise of such warrants;

  •
  permit additional shares of stock to become subject to grants of employee or director options, rights to acquire shares or similar stock-based employer rights;

  Compensation

  •
  enter into, amend or renew any employment, consulting, severance or similar agreements or increase in any manner the compensation or benefits of any of its employees or directors, except for:

  •
  normal increases for employees made in the ordinary course of business consistent with past practice provided that no increase shall result in an annual adjustment if more than 5%;

  •
  other changes required by applicable law;

  •
  to satisfy preexisting contractual obligations;

  •
  grants of awards to new employees consistent with past practice.

  Hiring

  •
  hire any person as employee of First National or promote any employee except:

  •
  to satisfy contractual obligations;

  •
  to fill any vacancies with a new employee whose base salary and bonus do not exceed $50,000.

  Benefit Plans

  •
  enter into or amend any of its benefit plans;

  •
  establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement or any related trust agreement, in respect of any director, officer or employee of First National or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

  Dispositions and Acquisitions

  •
  sell, transfer, mortgage, encumber or otherwise dispose of or discontinue or any of its business properties, assets or deposits that together with all other such transactions other than in the ordinary course of business, are not material to First National or the line of business in which the properties or assets are used;

  •
  acquire, other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or of in satisfaction of debts previously contracted in the ordinary course of business consistent with past practice, all or any portion of the assets, business, deposits or property of any entity except in the ordinary course of business consistent with past practice that is not material to First National;

  Contracts

  •
  enter into, renew, terminate, or make any payment not then required under, any contract that calls for aggregate annual payments of $25,000 or more which is not terminable at will or with 60 days or less notice, without payment of a premium or penalty other than loans or other transactions made in the ordinary course of the banking business.

  Risk Management

  •
  except as required by law or regulation, implement or adopt any material change interest rate or other risk management policies or fail to follow existing policies;

  Claims

  •
  except with the prior approval of First Community, enter into any settlement or similar agreement with respect to, or take any other significant action with respect to conduct of any action, suit, proceeding or investigation that First National becomes a party to after the date of the merger agreement which settlement, individually or for all such settlements is material to First National;

  Adverse Actions

  •
  except as may be required by applicable law or specifically permitted by the merger agreement, take any action which could result in:

  •
  any of First National's representations or warranties set forth in the merger agreement being or becoming untrue;

  •
  any of the conditions to the merger set forth in the merger agreement not being satisfied; or

  •
  a material violation of any provision of the merger agreement;

  Capital Expenditures

  •
  make any capital expenditures other than in the ordinary course of business and not to exceed $20,000 individually or $100,000 in the aggregate;

  Amendments to Governing Documents

  •
  amend its articles of incorporation or its bylaws;

  Investments

  •
  make any direct investment either by contributions to capital, property transfers or purchase of any property or assets of any person other than in the ordinary course of business not to exceed $500,000; other than purchases of direct obligations of the United States of America with maturities of two years or less at the time of purchase;

  •
  purchase or acquire securities of any type, other than those entitled to the full faith and credit of the United States of America, unless, within five business days First National requests in writing First Community's consent of any such purpose and First Community approves such request or has not responded in writing to such a request;

  Accounting

  •
  implement or adopt any change in its accounting principles, practices or methods, other than as may be required by accounting principles generally accepted in the United States of America or regulatory guidelines;

  Tax

  •
  take any action which could materially adversely affect the tax position of First National, or of First Community after the merger; or

  Commitments

  •
  agree to take or make any commitment to take any of these prohibited actions.

  Conduct of Business of First Community Pending the Merger

        Prior to the effective time, except as expressly contemplated by the merger agreement, First Community has agreed that, without the consent of First National, it and its subsidiaries will not:

  Ordinary Course

  •
  take any action reasonably likely to have an adverse effect on First Community's ability to perform any of its material obligations under the merger agreement;

  Adverse Actions

  •
  except as may be required by applicable law, take any action that is intended or would reasonably be expected to result in:

  •
  any of First Community's representations or warranties set forth in the merger agreement being or becoming untrue in any material respect;

  •
  any of the conditions to the merger set forth in the merger agreement not being satisfied; or

  •
  in a violation of any provision of the merger agreement;

  Commitments

  •
  agree to take or make any commitment to take any of these prohibited actions.

  Additional Covenants

        First National and First Community have agreed to:

  •
  use their reasonable best efforts to take all actions necessary to consummate the merger;

  •
  convene a shareholders meeting to vote on the merger within 45 days after the effectiveness of the registration statement and recommend to its shareholders that they approve the merger;

  •
  consult each other before issuing any press releases with respect to the merger or the merger agreement;

  •
  not issue any press releases until of the end of the diligence period provided for in the merger agreement;

  •
  obtain all governmental consents necessary to consummate the transactions contemplated in the merger agreement;

  •
  notify each other of any circumstance that is reasonably likely to result in a material adverse effect on them or would cause a material breach of their respective obligations under the merger agreement;

  •
  use reasonable efforts to have the merger qualify as a "reorganization" under section 368(a) of the Internal Revenue Code and that each of First Community and First National will be a party to that reorganization within the meaning of section 368(a) of the Internal Revenue Code;

  •
  each take such action as necessary to implement the conversion of options to purchase the common stock of First National into options to purchase the common stock of First Community, to the extent that First Community elects to assume such options; and

  •
  refrain from soliciting the services of any employee of the other party for one year in the event the merger agreement is terminated.

        First National has further agreed to:

  •
  afford First Community access to certain information and personnel;

  •
  use its reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships;

  •
  refrain from soliciting any offers with respect to a merger or other similar transaction involving all or substantially all of its assets or more than 10% of its outstanding equity securities; provided, however, that First National and its board may take actions required of them by law or such directors' fiduciary duties;

  •
  allow First Community to participate in any meetings or interviews with employees called by First National to discuss the merger;

  •
  assist First Community in obtaining any required comments by third-party vendors in order to ensure a smooth transition after the merger;

  •
  cause to be delivered to First Community, not later than 40 days prior to the closing of the merger, an affiliate agreement executed by each person that may be deemed an affiliate of First National under Rule 145 of the Securities Act;

  •
  take action necessary to cancel any options to acquire First National common stock and entitle option holders only the ability to receive cash in exchange for their cancelled options;

  •
  modify its accounting and certain other policies and practices to match those of First Community;

  •
  keep First Community reasonably informed as to the status of certain transactions being negotiated as of the date of the merger agreement; and

  •
  provide audited financial statements of First National for the year ended December 31, 2001 within two business days after receiving them.

        First Community has further agreed to:

  •
  file a registration statement, of which this proxy statement-prospectus is a part, in connection with the issuance of First Community common stock in the merger and cause it to become effective;

  •
  list on Nasdaq the shares of its common stock to be issued in the merger;

  •
  following the effective time of the merger, indemnify present and former directors and officers of First National in connection with any claim arising out of actions or omissions occurring at or prior to the effective time to the fullest extent that First National is permitted to indemnify its directors and officers;

  •
  provide, for three years from the effective time, the portion of directors and officers liability insurance that serves to reimburse the present and former directors and officers of First National on terms and conditions comparable to those provided First National; provided, however, that First Community is not required to spend on an annual basis more than the current amount spent by First National to procure such insurance coverage;

  •
  file a registration statement on Form S-8 with respect to any options to purchase First Community common stock which may have been converted, at the election of First Community from options to purchase the common stock of First National;

  •
  make cash payments to the holders of warrants to purchase the common stock of First National in satisfaction and cancellation of such outstanding warrants;

  •
  offer severance agreements to certain senior employees of First National, provided that, except in the case of Daniel Mathis, First Community shall not be required to make any payments which would constitute a "parachute payment" as defined in Section 280G of the Internal Revenue Code;

  •
  provide funds for the payment of a cash dividend on the preferred stock of First National which may be declared based on an accrual from March 31, 2002 through the date the merger closes; and

  •
  provide former employees of First National who continue as employees of First Community with employee benefit plans no less favorable, in the aggregate, than those provided to similarly situated employees of First Community.

        In addition, First Community and First National agreed in the merger agreement to provide for a due diligence period of three business days to occur after the execution of the merger agreement, during which time First Community was allowed to conduct a due diligence review of First National's documents and other information. Pursuant to the merger agreement and at the beginning of the due diligence period, First Community delivered to First National a check for $500,000, which First National had agreed to hold in trust for the duration of the due diligence period. At the end of the due diligence period, First Community had the option to terminate the agreement, in which case First National would have been entitled to the $500,000 fee represented by the check. In the event that First Community waived its right to terminate under the diligence period provision of the agreement, First National was obligated to return the check uncashed. On April 29, 2002, First Community completed its due diligence and waived its right to terminate the merger agreement at the end of the due diligence period and First National returned the uncashed check to First Community.

  Conditions to Consummation of the Merger

        Each party's obligation to effect the merger is subject to the satisfaction or waiver, where permissible, of the following conditions:

  •
  approval of the merger agreement by both First Community and First National shareholders;

  •
  authorization for listing on Nasdaq of the shares of First Community common stock that are to be issued to First National shareholders upon completion of the merger;

  •
  receipt of all regulatory approvals required to complete the merger and all those approvals remaining in effect and all statutory waiting periods with respect to those approvals having expired;

  •
  effectiveness of the registration statement, of which this proxy statement-prospectus forms a part, under the Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued and no proceedings for that purpose having been initiated and not withdrawn by the SEC;

  •
  absence of any order, injunction, decree, statute, rule, regulation or judgment issued or enacted by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or any of the other transactions contemplated by the merger agreement;

  •
  accuracy of the representations and warranties of the other party in all material respects as of April 25, 2002 and, except to the extent those representations and warranties speak as of an earlier date, as of the closing date of the merger as though made on the closing date; provided, however, that those representations and warranties will be deemed to be true and correct, unless the failure or failures of those representations and warranties to be true and correct would have or would be reasonably likely to have a material adverse effect on the party making the representation or on the combined company; and

  •
  performance by each party all material respects of all obligations required to be performed by it under the merger agreement at or prior to the closing date.

        First National's obligation to effect the merger is subject to satisfaction, or waiver, of the following conditions:

  •
  receipt by First National of the opinion by Keefe, Bruyette & Woods, Inc. that the consideration offered in the merger is fair from a financial point of view;

  •
  receipt by First National of the opinion of Blanchard, Krasner & French that the merger is more likely than not to be treated as a reorganization under Section 368(a) of the Code; and

  •
  no litigation shall be pending against First Community or Ranch Santa Fe brought by any governmental authority seeking to prevent the merger.

        First Community's obligation to effect the merger is subject to satisfaction, or waiver, of the following conditions:

  •
  First Community shall have received executed Non-Competition Agreements from each of the directors and advisory directors of First National;

  •
  First National shall have obtained any material third-party consents necessary so as not to be in default under any contract as a result of the merger;

  •
  performance by First National shareholders who have signed shareholder agreements of all material obligations under such agreements;

  •
  First National's adjusted shareholders' equity will not be less than $50.0 million as of the end of the month immediately preceding the effective date of the merger and First National's allowance for loan losses shall not be less that 70% of the value of all its non-performing assets;

  •
  First National shall have provided First Community financial statements presenting the financial condition of First National as of the end of the last month prior to closing;

  •
  the number of outstanding shares of First National common stock, after exercise of all warrants and options, and preferred stock shall not be greater than as disclosed in the merger agreement;

  •
  receipt by First Community of the opinion of Sullivan & Cromwell that, on the basis of certain facts, representations and assumptions, the merger will be treated as a reorganization under Section 368(a) of the Code; and

  •
  no litigation shall be pending against First National brought by any governmental authority seeking to prevent the merger.

        We cannot assure you if, or when, we will obtain the required regulatory approvals necessary to consummate the merger, or whether all of the other conditions precedent to the merger will be satisfied or waived by the party permitted to do so. If the merger is not completed on or before December 31, 2002, either First Community or First National may terminate the merger agreement, unless the failure to effect the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe covenants and agreements of that party set forth in the merger agreement.

  Nonsolicitation

        Under the terms of the merger agreement, First National has agreed not to solicit, initiate or encourage any takeover proposals or other forms of business combination with a third party. In addition, First National has agreed not to negotiate, furnish information or otherwise cooperate in any way in connection with any competing takeover proposals by third parties, unless First National's board of directors determines that (i) the takeover proposal, if consummated, would result in a transaction more favorable to holders of First National common stock or preferred stock than the merger, and (ii) considering the advice of counsel, it has a fiduciary duty to act on the completing proposal.

  Termination of the Merger Agreement

        The merger agreement may terminated and the merger abandoned at any time prior to the effective time, whether before or after approval by the shareholders of First Community and First National:

  •
  by mutual consent of First Community and First National, if the board of directors of each so determines by a vote of a majority of the members of its entire board;

  •
  by the board of directors of either party, if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger and that denial has become final and nonappealable, an application shall have been permanently withdrawn or the shareholders of First Community or First National fail to approve the principal terms of the merger agreement;

  •
  by the board of directors of either party, if the merger is not completed on or before December 31, 2002, which is referred to as the drop dead date, unless the failure of the closing to occur by this date is due to the default of the party seeking to terminate the merger agreement;

  •
  by the board of directors of either party (so long as the terminating party is not then in material breach of the merger agreement), if there has been a breach of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of the nonterminating party, which breach:

    •
    individually or in the aggregate, would constitute, if occurring or continuing on the closing date, the failure of the conditions described under "The Merger Agreement—Conditions to Consummation of the Merger"; and

    •
    is not cured within 30 days following written notice to the party committing the breach or which by its nature or timing cannot be cured prior to the closing date;

  •
  by First National, if the closing price of First Community common stock on the effective date is less than $19.97 per share, provided that First National may not terminate in the event that First Community exercises its right to increase the number of shares to be paid to First National shareholders so that the total value of the First Community common stock portion of the consideration to be paid in the merger is not less than it would have been had the closing price of First Community common stock been $19.97 per share;

  •
  By First Community, if First National exercises its rights under the merger agreement in entertaining a competing acquisition proposal, and continues discussions with a third party for more than 15 business days after receiving a competing proposal; has not rejected a publicly disclosed acquisition proposal within 15 business days after the proposal was made; or the approval of the shareholders of First National is not obtained after announcement of a competing acquisition proposal; and

  •
  By First Community, if First National shall not have delivered the consents required under the merger agreement and the failure to deliver such consents would be reasonably likely to have a material adverse effect on First Community or the surviving bank.

  Termination Fee

        Under certain events of termination, First Community or First National, as the case may be, will owe to the other party a termination fee in the amount of $5.0 million.

        The merger agreement requires First National to pay a termination fee of $5.0 million to First Community if the merger agreement is terminated under the following circumstances:

  •
  if First National terminates before the drop dead date pursuant to a competing acquisition proposal, or terminates on or after the drop dead date and First Community, at the time of the termination by First National, is also entitled to terminate the merger agreement; or

  •
  if First Community terminates because of:

  •
  an uncured breach of the merger agreement by First National;

  •
  a failure of First National shareholders to approve the merger;

  •
  First National's breach of its covenant not to solicit competing acquisition proposals or discussions with a third party regarding a competing acquisition proposal or failure to reject a competing acquisition proposal within 15 days of the receipt or public disclosure of such competing acquisition proposal, whichever occurs earlier; or

  •
  First National's board of directors fails to recommend the merger to shareholders or withdraws or changes its recommendation.

        The merger agreement requires First Community to pay a termination fee of $5.0 million to First National if the merger agreement is terminated under the following circumstances:

  •
  if either First Community or First National terminates because of the failure to receive a necessary regulatory approval, and such failure is not predominantly based on an identified problem or condition at First National or any of its subsidiaries;

  •
  if First Community terminates on or after the drop dead date and First National, at the time of the termination by First Community, is also entitled to terminate the merger agreement; or

  •
  if First National terminates because of:

  •
  an uncured breach of the merger agreement by First Community;

  •
  failure of First Community shareholders to approve the merger;

  •
  the closing price per share of First Community common stock is below $19.97 on the closing date of the merger and First Community does not increase the number of shares of First Community stock payable in the merger; or

  •
  First Community's willful breach of its covenant to use its best efforts with respect to regulatory applications.

  Waiver and Amendment of the Merger Agreement

        Waiver.    At any time prior to the closing of the merger, First Community and First National, by action taken or authorized by their respective boards of directors, may, if legally allowed:

  •
  amend or modify the agreement in writing;

  •
  waive any provision in the merger agreement that benefited them;

        However, after any approval of the transactions contemplated by the merger agreement by the shareholders of First National, there may not be, without further approval of those shareholders, any extension or waiver of the merger agreement or any portion of the merger agreement which reduces the amount or changes the form of the consideration to be delivered to the First National shareholders under the merger agreement, other than as contemplated by the merger agreement.

        Any agreement by a party to any extension or waiver must be set forth in a written instrument signed on behalf of such party and shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

        Amendment.    Subject to compliance with applicable law and the ability of the parties to change the structure of effecting the merger, First Community and First National may amend the merger agreement by action taken or authorized by their respective boards of directors at any time before or after approval of the merger agreement by First National shareholders. However, after any approval of the merger agreement by First National shareholders, there may not be, without further approval of those shareholders, any amendment of the merger agreement that changes the amount or the form of the consideration to be delivered to the First National shareholders, other than as contemplated by the merger agreement.

  Stock Exchange Listing

        First Community has agreed to cause the shares of First Community common stock to be issued in the merger to be approved for listing on Nasdaq.

  Expenses

        The merger agreement provides that each of First Community and First National will pay its own costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement.

  Shareholder Agreements

        Austray Pte Ltd., Leon H. Reinhart & Self-Directed IRA, the Liebman Trust, Larkstone Inc., Jackpot Futures L.P., Mystory Corp., Brenner International Group LLC, Enivia Pte Ltd., Robert Whetten & Robert J. Whetten IRA, and the Reinhart Family 2001 Charitable Remainder Unitrust, in their capacities as shareholders of First National, have separately entered into shareholder agreements with First Community in which they have agreed to vote all shares of First National common stock or preferred stock that they owned as of the date of their respective agreements and that they subsequently acquire in favor of the principal terms of the merger agreement and the transactions contemplated therein. As of the record date, these shareholders owned, in the aggregate, 5,055,363 shares of the common stock of First National and 928,650 shares of the preferred stock of First National, allowing them to exercise approximately 53.2% of the total voting power of First National stock.

  Non-Competition Agreements

        Simultaneously with the execution of the merger agreement, all of the directors and advisory directors of First National have agreed to enter into non-competition agreements with First Community. The agreements provide that, subject to exceptions in individual agreements, during their service and for a period of two years from the effective date of the merger, these individuals will not directly or indirectly hold a 5% or greater interest in or associate with any entity engaged in commercial banking and, in connection with such association, engage, or directly or indirectly manage or supervise personnel engaged, in certain activities related such individual's activities during the twelve months prior to the Effective Time. This restriction extends to the geographic area consisting of San Diego County. In addition, during their service and for a period of two years from the effective date of the merger, the directors and advisory directors of First National are each prohibited from soliciting the business of or interfering with or damaging the relationship with certain prospective or existing customers and from soliciting the services of existing and certain former employees of First National and Rancho Santa Fe. The directors and advisory directors have also agreed not to disclose or use confidential information of First National.

  Change in Control Severance Agreements

        Simultaneously with the execution of the merger agreement, certain senior employees of First National have agreed to enter into change in control severance agreements with First Community providing for severance benefits equal to two times the employee's annual base salary. The form of agreements provide that during their employment with First National and for a period of two years after termination of their employment, such senior employees are prohibited from soliciting the business of or interfering with or damaging the relationship with certain prospective or existing customers or soliciting the services of existing and certain former employees of First National and Rancho Santa Fe. The senior employees also will agree not to disclose or use confidential information of First National.

PROPOSED AMENDMENT TO THE FIRST COMMUNITY
ARTICLES OF INCORPORATION

        First Community presently is authorized to issue 20 million shares of capital stock, divided into 15 million shares of First Community common stock, and 5 million shares of preferred stock. As of the record date, 11,456,831 shares of First Community common stock were issued and outstanding. As of the record date, a total of 1,397,165 shares of First Community common stock were available for delivery in the future in respect of awards that have been or are authorized to be made under stock-based compensation plans, up to 28,326 shares of First Community common stock were issuable on the conversion of convertible debt, and up to 79,511 shares of common stock were issuable upon exercise of outstanding warrants. As of the record date, no shares of preferred stock of First Community were issued and no other class of capital stock of First Community was authorized. Also, as of the record date, the total number of shares of First Community common stock authorized but not issued was 3,543,169 shares.

        The First Community Board of directors has approved an amendment to First Community's articles of incorporation to increase the number of authorized shares of First Community common stock from 15 million to 30 million. The First Community board of directors believes this is necessary in order to provide sufficient shares to complete the merger and future acquisitions or to effect any future stock split or stock dividend.

        FIRST COMMUNITY DOES NOT HAVE A SUFFICIENT NUMBER OF AUTHORIZED SHARES UNDER FIRST COMMUNITY'S ARTICLES OF INCORPORATION TO COMPLETE THE MERGER. THEREFORE, WITHOUT APPROVAL OF THE AMENDMENT TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK, FIRST COMMUNITY WILL NOT BE ABLE TO ISSUE A SUFFICIENT NUMBER OF SHARES TO CONSUMMATE THE MERGER AND MAY HAVE TO PAY FIRST NATIONAL THE $5.0 MILLION TERMINATION FEE.

        All shares of First Community common stock, including those now authorized and those that would be authorized by the proposed amendment to First Community's articles of incorporation, are equal in rank and have the same voting, dividend and liquidation rights. Holders of First Community common stock do not have preemptive rights.

        THE FIRST COMMUNITY BOARD OF DIRECTORS RECOMMENDS THAT FIRST COMMUNITY SHAREHOLDERS VOTE "FOR" APPROVAL OF THE AMENDMENT TO FIRST COMMUNITY'S ARTICLES OF INCORPORATION.

        To effect the increase in authorized shares of First Community common stock, it is proposed that the first paragraph of Article FOURTH of First Community's articles of incorporation be amended to read in its entirety as follows:

        "(a) The corporation is authorized to issue two classes of shares: Common and Preferred. The number of shares of Common Stock authorized to be issued is 30,000,000 and the number of shares of Preferred Stock authorized to be issued is 5,000,000."

        The affirmative vote of the holders of a majority of the outstanding shares of First Community common stock is required to approve the amendment to First Community's articles of incorporation.

        The First Community board of directors unanimously recommends that First Community shareholders vote "FOR" the amendment to First Community's articles of incorporation. Unless a contrary choice is specified, proxies solicited by the First Community board of directors will be voted for the amendment.

PROPOSED AMENDMENT TO THE FIRST COMMUNITY
2000 STOCK INCENTIVE PLAN

        First Community's 2000 Stock Incentive Plan, which we refer to as the 2000 Plan, is intended to advance the interests of First Community by encouraging stock ownership on the part of directors, officers and key employees of First Community. The 2000 Plan was approved by First Community's board of directors on May 31, 2000 and by First Community's sole shareholder on May 31, 2000. The proposed amendment to the 2000 Plan is presented to the shareholders of First Community for approval under this proposal.

        APPROVAL OF THE AMENDMENT TO INCREASE THE NUMBER OF SHARES SUBJECT TO FIRST COMMUNITY'S 2000 STOCK INCENTIVE PLAN IS NOT A CONDITION TO THE MERGER.

        Although an increase in the number of shares subject to First Community's 2000 Plan is not necessary to complete the merger, First Community's board of directors believes that an increase is advisable and in the best interests of First Community and its shareholders. Following approval of this proposal, First Community will have options outstanding in respect of awards that have been made under the 2000 Plan to purchase approximately 1,244,289 shares, leaving 552,876 shares available for stock options or stock awards as of that date.

        First Community's board of directors believes that an amendment to the 2000 Plan to provide for the granting of options to purchase up to an additional 400,000 shares of the First Community's common stock, for a total of 2,000,000 shares available for options and stock awards, would have the same advantage for First Community and its shareholders as did the 2000 Plan when it was originally adopted. Incentive will be provided to First Community's key employees, officers and directors to make First Community more successful and its stock more valuable.

        THE FIRST COMMUNITY BOARD OF DIRECTORS RECOMMENDS THAT FIRST COMMUNITY'S SHAREHOLDERS VOTE "FOR" APPROVAL OF THE AMENDMENT TO FIRST COMMUNITY'S 2000 STOCK INCENTIVE PLAN.

        To effect the increase in the number of First Community shares subject to the 2000 Plan, it is proposed that the first sentence of Section 4 of the 2000 Plan be amended to read in its entirety as follows:

        "Subject to adjustments as provided in Section 15 hereof, the maximum number of shares of Common Stock which may be issued upon exercise of Stock Options or pursuant to Stock Awards granted under this Plan shall be 2,000,000 shares in the aggregate (including the shares of Common Stock issuable upon exercise of Stock Options previously granted under Subsidiary Plans)."

        Options or awards covering the proposed additional shares would be granted pursuant to the same terms as those options already granted by First Community, including the requirement that the exercise price of each option shall be not less than one hundred percent (100%) of the fair market value of the stock on the date of grant. As of the date of this proxy statement-prospectus, no Stock Awards have been made. If all 1,397,165 shares granted and available under the 2000 Plan were exercised as of the record date, the shares thus purchased pursuant to the exercise of options would constitute 10.9% of the then outstanding shares of common stock of First Community. If those same options were exercised, and options covering all the proposed additional 400,000 shares were also exercised, the shares purchased pursuant to options would constitute 13.6% of the then outstanding shares of common stock of First Community.

        The affirmative vote of the holders of a majority of the outstanding shares of First Community common stock is required to approve the amendment to First Community's 2000 Stock Incentive Plan.

        The First Community board of directors unanimously recommends that First Community shareholders vote "FOR" the amendment to First Community's 2000 Stock Incentive Plan. Unless a contrary choice is specified, proxies solicited by the First Community board of directors will be voted for the amendment.

INFORMATION ABOUT FIRST COMMUNITY

  Company History

        Each of First Community's banks, Rancho Santa Fe National Bank and Pacific Western National Bank, were independent banks prior to First Community's acquisition of those entities in 2000. In mid-1994, First Community's principal shareholder, Castle Creek Financial LLC, was engaged by Rancho Santa Fe National Bank, a four-branch bank with assets, as of the end of that year, of approximately $92.3 million, to develop a new strategic plan for the bank. In late 1994, Castle Creek also began advising First Community Bank of the Desert, a California state-chartered bank that operated through five branches located in the area surrounding Palm Springs, generally referred to as the Coachella Valley. First Community Bank of the Desert has since been merged with and into Pacific Western.

        In mid-1999, the management of each of Rancho Santa Fe National Bank and First Community Bank of the Desert, together with Castle Creek, determined that a merger of the two banks could create the foundation for a premier community bank. In October 1999, Rancho Santa Fe National Bank announced that it and First Community Bank of the Desert would combine through the creation of First Community Bancorp as a multi-bank holding company that would subsequently own and operate the two banks as separate subsidiaries. When this transaction closed on June 1, 2000, First Community Bancorp became a $325 million-asset multi-bank holding company with branches in San Diego County and the Coachella Valley.

        In 2000, First Community began trading on Nasdaq under the ticker "FCBP". Shortly thereafter, on August 7, 2000, First Community announced the acquisition of Professional Bancorp, a troubled bank holding company whose sole subsidiary, First Professional Bank, operated in West Los Angeles and targeted borrowers in the health care services sector. The First Professional acquisition extended First Community's reach into Los Angeles and added $230 million in low-cost deposits to First Community's balance sheet. On May 22, 2001, First Community announced the acquisition of First Charter Bank, which was headquartered in Beverly Hills. First Charter serviced the banking needs of small- and medium-sized businesses and the real estate industry out of two branches on the west side of Los Angeles. On August 22, 2001, First Community announced the acquisition of Pacific Western, a bank with four branches in Los Angeles and one branch in Orange County. Pacific Western focused on servicing the banking needs of small- and medium-sized businesses and the real estate industry. On November 13, First Community announced the acquisition of WHEC, the bank holding company for Capital Bank of North County, a bank with three branches in Carlsbad and one branch each in Encinitas and Vista. On January 31, 2002, First Community completed the acquisition of Pacific Western, and just five weeks later, on March 7, 2002, the acquisition of WHEC. Each bank that First Community has acquired since First Community's formation has been merged with Pacific Western, other than Capital Bank which was merged with Rancho Santa Fe National Bank. In January, 2002, First Community completed the consolidation of First Professional Bank, First Community Bank of the Desert and Pacific Western National Bank under the charter of First Professional Bank, which was renamed Pacific Western National Bank upon completion of the consolidation.

        The following table sets forth for each acquisition the date acquired, and the number of branches, assets and deposits acquired.

Institution Acquired	Date	Branches Acquired	Assets Acquired	Deposits Acquired
W.H.E.C., Inc	March 2002	5	$147 million	$135 million
Pacific Western National Bank	January 2002	5	$260 million	$239 million
First Charter Bank, N.A.	October 2001	2	$127 million	$111 million
Professional Bancorp, Inc.	January 2001	5	$263 million	$244 million
First Community Bank of the Desert	May 2000	6	$140 million	$126 million
Rancho Santa Fe National Bank	May 2000	4	$200 million	$179 million

  Business of First Community

        Through its banks, First Community provides banking and other financial services throughout Southern California to small- and medium-sized businesses and the owners and employees of those businesses. The banks offer a broad range of banking products and services, including many types of business, personal savings and checking accounts and other consumer banking services. The banks originate several types of loans, including secured and unsecured commercial and consumer loans, commercial and residential real estate mortgage loans, SBA loans and construction loans. The banks' loans are primarily short-term and adjustable rate. Special services or requests beyond the lending limits of the banks can be arranged through correspondent banks. The banks have a network of ATMs and offer access to ATM networks through other major banks. The banks issue MasterCard and Visa credit and debit cards through a correspondent bank and are also merchant depositories for cardholder drafts under Visa and MasterCard. The banks can provide investment and international banking services through correspondent banks.

        Through its banks, First Community concentrates its lending activities in two principal areas, real estate loans and commercial loans. Real estate loans are comprised of construction loans, miniperm loans collateralized by first or junior deeds of trust on specific properties and equity lines of credit. The banks' real estate portfolios are subject to certain risks, including a possible downturn in the Southern California economy, similar to the one which occurred during the early 1990s, interest rate increases, reduction in real estate values in Southern California and continued increase in competitive pricing and loan structure. The banks strive to reduce the exposure to such risks by reviewing each loan request and renewal individually, using a dual signature approval system whereby both the marketing and credit administration departments must approve each request individually and strict adherence to written loan policies, including, among other factors, minimum collateral requirements and maximum loan-to-value ratio requirements. Each loan request is reviewed on the basis of the bank's ability to recover both principal and interest in view of the inherent risks.

        Commercial loans are made to finance operations, to provide working capital or for specific purposes, such as to finance the purchase of assets, equipment or inventory. Since a borrower's cash flow from operations is generally the primary source of repayment, our policies provide specific guidelines regarding required debt coverage and other important financial ratios. Commercial loans include lines of credit and commercial term loans. The banks' portfolios of commercial loans are subject to certain risks, including a possible downturn in the Southern California economy, interest rate increases and the deterioration of a company's financial capabilities. The banks strive to reduce the exposure to such risks through a dual signature approval system and strict adherence to written loan policies. In addition, loans based on short-term asset values are monitored on a monthly or quarterly basis. In general, the banks receive and review financial statements of borrowing customers on an ongoing basis during the term of the relationship and respond to any deterioration noted.

        In addition, First Community's banks provide consumer loans including personal loans, auto loans, boat loans, home improvement loans, equipment loans, revolving lines of credit and other loans typically made by banks to individual borrowers. The banks' consumer loan portfolio is subject to certain risks, including amount of credit offered to consumers in the market, interest rates increases and consumer bankruptcy laws which allow consumers to discharge certain debts. The banks strive to reduce the exposure to such risks through the direct approval of all consumer loans by using a dual signature system of approval and strict adherence to written credit policies.

  Limitations on Dividends

        First Community's ability to pay dividends is limited by federal law, state law and contractual provisions. California law provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions:

  •
  First Community's assets equal at least 1 1/4 times its liabilities; and

  •
  First Community's current assets equal at least its current liabilities or, alternatively, if the average of the corporation's earnings before taxes on income and interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for such fiscal years, First Community's current assets equal at least 1 1/4 times its current liabilities.

        It is also possible, depending upon the financial condition of the bank in question and other factors that the Federal Reserve Board and/or the OCC could assert that payment of dividends or other payments is an unsafe or unsound practice.

        In addition, First Community's ability to pay dividends is limited by a Revolving Credit Agreement, dated as of June 26, 2000, between First Community and the Northern Trust Company, which provides that First Community may not declare or pay any dividend, other than dividends payable in First Community's common stock or in the ordinary course of business exceeding 50% of net income per fiscal quarter of First Community before intangible amortization and any restructuring charges incurred in connection with any merger, consolidation or other restructuring contemplated by transactions similar to a merger. Also, First Community would be prohibited from paying dividends on its common stock by the indentures, dated as of September 7, 2000, between First Community and the State Street Bank and Trust Company, December 18, 2001 between First Community and the State Street Bank and Trust Company, and November 28, 2001, between First Community and the Wilmington Trust Company, in the event that First Community defaults on certain obligations or defers interest payments under the indentures.

  Employees

        As of March 31, 2002, First Community on a consolidated basis had a total of 327 full time equivalent employees, with 53 full time equivalent employees at Rancho Santa Fe National Bank, 232 full time equivalent employees at Pacific Western, and 42 full time equivalent employees at the holding company level.

  Concurrent Transactions

        On April 18, 2002, First Community signed a definitive Agreement and Plan of Merger providing for the acquisition of Upland Bank, a California chartered commercial bank. Pursuant to that merger agreement, Upland Bank will merge with and into Pacific Western. At March 31, 2002, Upland Bank had total assets of $109.8 million and total deposits of $95.7 million. The Upland acquisition is also subject to customary conditions to consummation, including prior approval by the OCC. In a letter from the OCC to Sullivan & Cromwell, counsel to First Community, dated June 25, 2002, the OCC approved the application to merge Upland Bank with and into Pacific Western National Bank. First Community has filed a registration statement on Form S-4 to register up to 419,118 shares of its common stock for issuance to the shareholders of Upland Bank in connection with the transaction.

        On May 13, 2002, First Community signed a definitive Agreement and Plan of Merger providing for the acquisition of Marathon Bancorp, a California corporation. Pursuant to that merger agreement, Marathon National Bank, a wholly-owned subsidiary of Marathon Bancorp, will merge with and into Pacific Western. At March 31, 2002, Marathon had total assets of $109.3 million and total deposits of $95.0 million. The Marathon acquisition is also subject to customary conditions to consummation, including prior approval by the OCC and by Marathon shareholders and is expected to close in the third quarter of 2002. First Community has filed a registration statement of Form S-4 to register up to 637,073 shares of its common stock for issuance to the shareholders of Marathon in connection with the transaction.

        On July 17, 2002, First Community raised $83.3 million, before expenses and underwriting discounts, through the sale of its common stock by means of a registered public offering. On July 24, 2002, First Community raised an additional $12.5 million, before expenses and underwriting discounts, in connection with the exercise in full of the over-allotment option by the underwriters of the public offering. The funds raised from this offering are expected to be used to finance the acquisitions of Marathon, First National, and Upland Bank.

INFORMATION ABOUT FIRST NATIONAL

        First National was incorporated under the National Bank Act on July 14, 1981, and commenced operations the same year. First National has three wholly-owned subsidiaries, Generations Trust Bank, N.A., Bankshares Service Corporation and FN Financial Services, none of which were operating as of the record date.

  Business of First National

        Principal Products and Services.    First National offers a wide range of business and consumer banking products and services as well as international banking services. The array of products and services includes various types of consumer, commercial and real estate loans and other credit products, import and export financing, deposit accounts and banking-related services, trade finance and foreign exchange.

        Lending and Credit Operations.    First National offers a variety of lending and credit facilities to serve the credit needs of professionals, local businesses, and individuals within its principal market. While First National is primarily a commercial lender, real estate and real estate-associated businesses are among the principal industries in First National's market area and, as a result, First National's loan and collateral portfolios are to some degree concentrated in those industries. First National also participates in commercial loans made by other institutions and offers accounts receivable financing, various types of Small Business Administration guaranteed loans and some consumer loan products, including personal lines of credit.

        Depository Banking.    First National offers both business and individual clients a number of checking, savings, and time deposit options. First National collects service charges relating to providing various services in connection with clients' deposit accounts.

        Other Banking Services.    In addition to its lending and depository operations, First National provides international banking services, including export financing, import financing, foreign exchange, trade services and Maquiladora financing programs. First National's data processing department, InfoServ, provides data processing to outside credit unions and banks as well as to First National. First National also offers mortgage loan brokerage, cash management services, safe deposit boxes, traveler's checks, merchant credit card services and other non-depository banking services. First National charges its clients fees for the various services provided.

  Competition

        The banking business in California, and in the market area which First National serves, is highly competitive with respect to loans, deposits and other services and is dominated by a relatively small number of major banks with many offices operating over a wide geographic area. First National is the largest independent commercial bank headquartered in the San Diego community. First National competes for loans and deposits with numerous commercial banks, including many which are much larger than First National, as well as with savings and loan associations, finance companies, credit unions, offerors of money market accounts, and other non-financial institutions. In addition, the continuing development of Internet banking allows banks not physically located in the San Diego area to compete for business. Larger banks, by virtue of their greater total capitalization, have substantially higher lending limits than First National. In recent years the competition between banks, savings and loan associations and credit unions for the deposit and loan business of individuals has increased. First National cannot presently predict what effect the increased competition will have on First National's ability to attract and retain the banking business of San Diego area businesses, residents, business persons and professionals.

        In order to compete for loans and deposits from individuals and businesses in its primary service area, First National uses to the fullest extent possible the flexibility which its independent status permits. This includes an emphasis on meeting the specialized banking needs of these businesses and individuals, including personal contact by First National's directors, officers and employees, newspaper publications, direct mailings and other local advertising, and by providing experienced management and staff trained to deal with the specific banking needs of First National's customers. Management has established a highly personal banking relationship with First National's customers and is attuned to and responsive to their financial and service requirements. In the event there are customers whose loan demands exceed First National's lending limits, First National seeks to arrange for such loans on a participation basis with other financial institutions and intermediaries. First National also assists those customers requiring highly specialized services not offered by First National to obtain such services from correspondent institutions.

  Employees

        As of March 31, 2002, First National had 221 full time equivalent employees. First National's employees are not represented by a union or covered by a collective bargaining agreement. First National management believes that, in general, its employee relations are excellent.

  Regulatory Agreements

        On January 18, 2001, First National entered into a formal written agreement with the OCC. This agreement called for specific actions to be taken by First National, including: restricting growth unless a certain amount of capital was raised; establishing a compliance committee; controlling the level of credit risk; maintaining the adequacy allowance for loan losses; adhering to a written insider loan policy; and adopting and adhering to a written interest rate risk policy. First National's management believes that First National has substantially complied with this agreement.

  Legal Proceedings

        To the best knowledge of First National's management, there are no pending or threatened legal proceedings to which First National is or may become a party which could have a materially adverse effect upon First National or its property. However, in the normal course of its banking business, First National may initiate actions to protect its interests and may occasionally be made a party to actions seeking to recover damages from First National.

  Equity Compensation Plan Information

        The following table sets forth information as of July 22, 2002 with respect to certain equity compensation plans and arrangements of First National:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance (c)
Equity compensation plans approved by security holders	1,333,995	$5.07	301,239
Equity compensation plans not approved by security holders	None	—	None
Total	1,333,995	$5.07	301,239

FIRST NATIONAL MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following is First National's management discussion and analysis of the results of operations and the historical financial condition of First National. This discussion should be read in conjunction with First National's audited consolidated financial statements and accompanying footnotes and other selected financial data presented elsewhere herein.

  Critical Accounting Policies

        The following discussion and analysis of financial condition and results of operations are based on First National's consolidated financial statements and notes thereto, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make a number of estimates and assumptions that affect the reported amounts and disclosures. On an ongoing basis, management evaluates our estimates and assumptions based upon historical experience and other factors and circumstances. Management believes that the estimates and assumptions are reasonable in the circumstances; however, actual results may differ significantly from these estimates and assumptions that could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and the results of operations for the reporting periods.

        First National's significant accounting policies and practices are described in Note 1 to the audited consolidated financial statements for the year ended December 31, 2001. These accounting policies include the following policy related to the allowance for loan losses.

  Allowance for loan losses

        An allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for known and inherent risks in the loan portfolio and other extensions of credit, including off-balance sheet credit extensions. The allowance is based upon a continuing review of the portfolio, past loan loss experience, current economic conditions which may affect the borrowers' ability to pay, and the underlying collateral value of the loans. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged off and deducted from the allowance.

        A loan is considered impaired when, based on current information and events, it is probable that First National will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected cash flows discounted at the loan's effective interest rate or at the loan's observable market price or fair value of the collateral if the loan is collateral dependent. Income accrual on impaired loans is normally discontinued at the initial impairment date. Any cash payments received on impaired loans are accounted for by either the cash basis method or the principal reduction method depending on First National's determination as to the ultimate collectability of the remaining principal.

  Earnings Summary

        On April 29, 2002, First National and its wholly-owned subsidiary, Generations Trust Bank, N.A. entered into an Asset Purchase Agreement to sell First National's trust business. See the notes to First National's unaudited consolidated financial statements for the period ended March 31, 2002 for additional details of the transaction. The transaction closed on May 30, 2002 and therefore the results of operations and this analysis and discussion of operations for the periods presented have been restated to present the continuing operations of First National.

        Income from continuing operations for the three months ended March 31, 2002 was $312,000, or $0.03 per diluted share, a decrease of $388,000 from the $700,000, or $0.07 per diluted share, reported for the three months ended March 31, 2001. The decrease was primarily due to lower net interest income resulting from a lower net interest margin partially offset by a smaller provision for loan losses and reductions in noninterest expenses.

        A loss from continuing operations of $4.0 million, or $(0.43) per diluted share, was reported in 2001, compared to income from continuing operations of $1.3 million, or $0.15 per diluted share, in 2000. The decrease in earnings and loss for the year was primarily due to the $10.7 million provision for loan losses that was required due to an increase in problem loans and loan charge-offs of $7.0 million.

        Income from continuing operations in 2000 was $1.3 million, or $0.15 per diluted share, a decrease of $3.3 million compared to net income from continuing operations of $4.6 million, or $0.57 per diluted share, in 1999. The decrease in earnings was primarily due to the $7.7 million provision for loan losses that was required due to an increase in problem loans and loan charge-offs of $7.4 million.

  Balance Sheet Summary

        Total assets at March 31, 2002 were $649.1 million, a decrease of $64.9 million or 9.1%, from the $714.0 million reported at December 31, 2001. At March 31, 2002 total loans, net were $407.2 million an increase of $1.4 million or 0.3%, and total deposits at $525.0 million were a decrease of $63.8 million or 10.8% from the year end 2001, respectively. Shareholders' equity at March 31, 2002 was $51.6 million as compared to $51.5 million at December 31, 2001.

        Total assets at December 31, 2001 were $714.0 million, an increase of $17.7 million or 2.5%, from $696.4 million at December 31, 2000. At December 31, 2001, total loans, net were $405.8 million a decrease of $43.6 million or 9.7%, from the prior year-end and total deposits were $588.7 million, an increase of $21.6 million or 3.8% from the prior year-end. Shareholders' equity at December 31, 2001 of $51.5 million was an increase of $4.7 million or 10% over the prior year. The increase was primarily due to $8.3 million of new equity offsetting the net loss for the year.

        Total assets at December 31, 2000 were $696.4 million, an increase of $88.4 million or 14.5%, from $607.9 million at December 31, 1999. At December 31, 2000, total loans, net were $449.4 million an increase of $84.8 million or 23.3%, from the prior year-end and total deposits were $567.1 million, an increase of $114.8 million or 25.4% from the prior year-end. Shareholders' equity at $46.8 million was an increase of $5.0 million, or 12.0%. The increase was primarily due to net income for the year and $1.6 million of new equity.

        The following table sets forth several key operating ratios:

	At or for the Three Months Ended March 31,		At or For the Year Ended December 31,
	2002	2001	2001	2000	1999
Shareholders' equity to assets	7.95%	8.01%	7.22%	6.73%	6.88%
Return on average assets	0.18%	0.33%	(0.65)%	0.17%	0.80%
Return on average equity	2.38%	4.58%	(8.63)%	2.70%	12.90%

  Net Interest Income

        Net interest income, which constitutes the principal source of income for First National, is the difference between interest earned on assets (such as loans and investments) and interest paid on liabilities (such as deposits). Net interest margin is net interest income expressed as a percentage of average interest-earning assets. Net interest income is affected by changes in both interest rates and the volume of average earnings assets and average interest-bearing liabilities. The following discussion and tables provide information concerning average interest-earning assets and average interest-bearing liabilities, interest earned and interest paid, the related yields and rates and changes in net interest income on major categories for the periods presented.

        The change in interest income/expense attributable to volume reflects the change in volume times the prior year's rate. The change in interest income/expense attributable to rate reflects the change in rates times the current year's volume and allocates the change in rate/volume to the change attributed to rate.

  2002 Compared to 2001

        Net interest income for the three-month period ended March 31, 2002 was $6.1 million, a decrease of $1.4 million or 18.8% from the $7.5 million reported for the same period in 2001. The decrease was due to the decrease in average earning assets which was $14.6 million or 2.3% lower during the first quarter of 2002 as compared to the same period in 2001. The major decrease in earning assets was in the higher yielding loan category, partially offset by increases in lower yielding investments. In addition, average interest rates were significantly lower during the first quarter of 2002 as compared to the first quarter of 2001.

        Interest income for the three-month period ended March 31, 2002 was $9.0 million, a decrease of $4.9 million or 35.3% from the $13.9 million reported for the same period in 2001. This decrease was due to the lower interest rate environment and change in asset mix. The average yield on interest-earning assets decreased 296 basis points to 5.79% in the first quarter of 2002 from 8.75% in the first quarter of 2001.

        Interest expense was $2.9 million for the three-month period ended March 31, 2002, compared to $6.5 million for the same period in 2001. The decrease in interest expense was due to the decrease in average rates on interest-bearing liabilities that decreased 252 basis points to 2.52% from 5.04% in the first quarter of 2001and the decrease in average interest bearing liabilities as noninterest bearing deposits increased.

        The lower interest rate environment resulted in a larger decrease in interest income than in interest expense and a decrease in the net interest margin from 4.70% for the first quarter of 2001 to 3.90% for the first quarter of 2002.

First National Bank
Analysis of Average Rates and Balances and Changes in Net Interest Income
(dollars in thousands)

	At or for the Three Months Ended March 31,
	2002			2001			2002 from 2001
								Due to Changes in
	Average Balance	Interest Income/ Expense	Yields/ Rates	Average Balance	Interest Income/ Expense	Yields/ Rates
							Change	Volume	Rate
ASSETS
Loans, net (1) (2)	$406,282	$7,357	7.34%	$446,832	$10,975	9.96%	$(3,618)	$(4,039)	$421
Securities (2)	118,279	1,185	4.06%	127,687	1,981	6.29%	(796)	(592)	(204)
Federal funds sold	41,233	165	1.62%	59,640	812	5.52%	(647)	(1,016)	369
Money market mutual funds	66,035	313	1.92%	12,271	175	5.78%	138	3,108	(2,970)

Total interest earning assets	631,829	9,020	5.79%	646,430	13,943	8.75%	(4,923)	(2,539)	(2,384)

Noninterest earning assets	47,528			49,458

Total assets	$679,357			$695,888

LIABILITIES
Time deposits › $100,000	$87,834	708	3.27%	$120,600	1,923	6.47%	(1,215)	(2,120)	905
Other interest-bearing deposits	316,319	1,279	1.64%	322,420	3,464	4.36%	(2,185)	(266)	(1,919)
Borrowings	68,071	953	5.68%	75,889	1,066	5.70%	(113)	(446)	333

Total interest-bearing liabilities	472,224	2,940	2.52%	518,909	6,453	5.04%	(3,513)	(2,832)	(681)
Noninterest-bearing deposits	150,174			122,024
Other liabilities	5,296			5,155
Shareholders' equity	51,663			49,800

Total liabilities and shareholders' equity	$679,357			$695,888

Net interest income/margin		$6,080	3.90%		$7,490	4.70%	$(1,410)	$293	$(1,703)

(1)
Includes nonaccrual loans and loan fees.

(2)
Yields on loans and securities have not been adjusted to a tax-equivalent basis because the impact is not material.

  2001 Compared to 2000

        Net interest income for the year 2001 was $27.2 million, a decrease of $2.2 million or 7.6% from the $29.5 million reported in 2000. As the average interest-earning assets for the year 2001 increased $13.9 million, or 2.2% over the prior year, the decrease in net interest income was primarily due to the lower interest rate environment during 2001 as compared to 2000.

        Interest income for 2001 was $47.4 million, a decrease of $9.0 million or 15.9% from the $56.4 million reported in 2000. This decrease in interest income was primarily due to the lower interest rate environment during 2001 as compared to 2000. The average yield on interest-earning assets decreased 159 basis points to 7.40% from 8.99% in 2000.

        Interest expense was $20.2 million in 2001, compared to $26.9 million in 2000. The decrease in interest expense was primarily due to the decrease in the average rates on interest-bearing liabilities which decreased 120 basis points to 4.03% from 5.23% in 2000. In addition, average interest bearing liabilities were lower in 2001 as more funding came from an increase in noninterest bearing deposits.

        The lower rate environment resulted in a larger reduction in interest income than in interest expense, which was reflected in a decrease in the net interest margin to 4.25% for 2001 from 4.70% for 2000.

  2000 Compared to 1999

        Net interest income for the year 2000 was $29.5 million, an increase of $7.7 million or 35.5% from the $21.8 million reported for the prior year. This increase was primarily due to the significant increase in average interest-earning assets which increased $123.9 million or 24.6% over the prior year, with most of the increase occurring in the higher yielding loan category.

        Interest income for 2000 was $56.4 million, an increase of $16.9 million or 42.9% from the $39.4 million reported for the prior year. The increase in interest income was from the combination of volume increases in interest-earning assets discussed above and the increased interest rate environment. The average yield on interest-earning assets increased 115 basis points to 8.99% from 7.84% in 1999.

        Interest expense was $26.9 million in 2000, compared to $17.7 million in 1999. The increase in the interest expense was due to a combination of an increase in interest-bearing liabilities and the increased interest rate environment. The average rates on average interest-bearing liabilities increased 90 basis points to 5.23% from 4.33% in 1999.

        Higher average interest rates in 2000 as compared with 1999 resulted in a larger increase in interest income than in interest expense, which was reflected in an increase in the net interest margin to 4.70% for 2000 from 4.33% for 1999.

First National Bank
Analysis of Average Rates and Balances
(dollars in thousands)

	At or for the Years Ended December 31,
	2001			2000			1999
	Average Balance	Interest Income/ Expense	Yields/Rates	Average Balance	Interest Income/ Expense	Yields/ Rates	Average Balance	Interest Income/ Expense	Yields/ Rates
ASSETS
Loans, net (1) (2)	$440,351	$37,805	8.59%	$409,623	$41,882	10.22%	$303,007	$27,714	9.15%
Securities (2)	119,368	6,209	5.20%	189,537	12,773	6.74%	176,204	10,575	6.00%
Federal funds sold	41,582	1,670	4.02%	27,317	1,684	6.16%	22,829	1,116	4.89%
Money market mutual funds	39,659	1,734	4.37%	551	34	6.17%	1,046	33	3.15%

Total interest earning assets	640,960	47,418	7.40%	627,028	56,373	8.99%	503,086	39,438	7.84%

Noninterest earning assets	46,976			45,562			39,954

Total assets	$687,936			$672,590			$543,040

LIABILITIES
Time deposits › $100,000	$113,633	6,200	5.46%	$131,735	8,399	6.38%	$81,871	4,254	5.20%
Other interest-bearing deposits	314,358	9,873	3.14%	282,159	12,665	4.49%	238,952	8,751	3.66%
Borrowings	72,236	4,098	5.67%	99,924	5,822	5.83%	87,694	4,667	5.32%

Total interest-bearing liabilities	500,227	20,171	4.03%	513,818	26,886	5.23%	408,517	17,672	4.33%

Noninterest-bearing deposits	130,231			109,155			97,608
Other liabilities	5,344			6,231			3,208
Shareholders' equity	52,134			43,386			33,707

Total liabilities and shareholders, equity	$687,936			$672,590			$543,040

Net interest income/margin		$27,247	4.25%		$29,487	4.70%		$21,766	4.33%

(1)
Includes nonaccrual loans and loan fees.

(2)
Yields on loans and securities have not been adjusted to a tax-equivalent basis because the impact is not material.

First National Bank
Analysis of Volume and Interest Rates
(dollars in thousands)

	At or for the Years Ended December 31,
	2001 from 2000			2000 from 1999
		Due to Changes in			Due to Changes in
	Change	Volume	Rate	Change	Volume	Rate
Loans, net (1) (2)	$(4,077)	$3,140	$(7,217)	$14,168	$9,755	$4,413
Securities (2)	(6,564)	(4,729)	(1,835)	2,198	800	1,398
Federal funds sold	(14)	879	(893)	568	219	349
Money market mutual funds	1,700	2,413	(713)	1	(16)	17

Total interest income	(8,955)	1,703	(10,658)	16,935	10,759	6,176

Time deposits › $100,000	(2,199)	(1,155)	(1,044)	4,145	2,593	1,552
Other interest-bearing deposits	(2,792)	1,446	(4,238)	3,914	1,581	2,333
Borrowings	(1,724)	(1,614)	(110)	1,155	651	504

Total interest expense	(6,715)	(1,323)	(5,392)	9,214	4,825	4,389

Changes in net interest income	$(2,240)	$3,026	$(5,266)	$7,721	$5,934	$1,787

(1)
Includes nonaccrual loans and loan fees.

(2)
Yields on loans and securities have not been adjusted to a tax-equivalent basis because the impact is not material.

  Noninterest Income

        First National receives noninterest income from several sources in addition to service charges on deposit accounts such as fees charged to other financial institutions with respect to First National's data processing services, merchant credit card processing and foreign exchange. The following table sets forth the details of noninterest income for the periods presented:

First National Bank
Analysis of Noninterest Income
(dollars in thousands)

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2002	2001	2001	2000	1999
Data processing fees	$639	$628	$2,365	$2,402	$1,990
Service charges on deposit accounts	564	316	1,614	1,012	1,328
Merchant processing fees	117	133	641	803	658
Foreign Exchange Fees	193	187	757	635	545
Gain on sale of securities	—	23	112	185	312
Gain on sale of loans	—	389	389	—	—
Other income	420	420	1,857	1,721	1,021

Total Noninterest Income	$1,933	$2,096	$7,735	$6,758	$5,854

        Noninterest income for the three months ended March 31, 2002 was $1.9 million, a decrease of $163,000 or 7.8% from $2.1 million for the same period in 2001. The net decrease is primarily due to a one-time gain on sale of loans that occurred in 2001 being only partially offset by an increase in services charges on deposit accounts.

        Noninterest income for the year 2001 was $7.7 million, an increase of $977,000 or 14.5% from $6.8 million in the prior year. The increase was primarily due to increases in service charges on deposit accounts and a gain on sale of loans during the first quarter of 2001. The increase in service charges resulted from higher levels of noninterest-bearing deposits as well as increases in fees charged for various deposit services. The gain on sale of loans resulted from a one-time sale of approximately $7 million of Ex-Im Bank guaranteed loans.

        Noninterest income for the year 2000 was $6.8 million, an increase of $904,000 or 15.4% from $5.9 million in the prior year. The increase was primarily due to increases in data processing fees. Data processing fees increased due to adding an additional bank data processing customer. The increase in other income in the year 2000 resulted from increased wire transfer fees, sweep account fees from a new product offering and a recovery of a CRA investment.

  Noninterest Expense

        The following table sets forth the details of noninterest expense for the periods presented:

First National Bank
Analysis of Noninterest Expense
(dollars in thousands)

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2002	2001	2001	2000	1999
Salaries and benefits	$3,327	$3,972	$15,510	$14,082	$12,846
Occupancy	1,302	1,382	5,632	4,882	4,276
Professional services	291	211	1,484	1,039	1,223
Marketing	163	170	849	659	836
Telephone	109	133	578	485	492
Merchant processing	78	99	439	659	537
Software expense	184	129	624	413	330
Supplies	102	141	539	496	438
Bank charges	122	173	626	519	257
Provision for restructuring and branch closings	—	—	1,100	—	—
Other	895	884	3,674	3,121	2,578

Total Noninterest Expense	$6,573	$7,294	$31,055	$26,355	$23,813

        Noninterest expense was $6.6 million for the three months ended March 31, 2002, a decrease of $721,000, or 9.9% from the three months ended March 31, 2001. The decrease was primarily due to decreases in salaries and benefits and occupancy expense as First National undertook initiatives to reduce expenses. These initiatives included closing a branch office and two loan production offices as well as general restructuring and consolidation of various departments.

        Noninterest expense for the year 2001 was $31.1 million, an increase of $4.7 million, or 17.8% over the prior year. Excluding the $1.1 million provision for restructuring and branch closings, the increase was 13.7% and was primarily due to increases in salaries and benefits, occupancy expense and professional services. The increase in salaries and benefits and occupancy expense, which together account for approximately 70% of total noninterest expenses, reflects the overall growth of the bank and the full year operation of a branch office that opened in the fourth quarter of 2000. The increase in professional services was related to increased loan workout activity due to increased levels of problem loans.

        Noninterest expense for the year 2000 was $26.4 million, an increase of $2.5 million, or 10.7% over the prior year. The increase was primarily due to increases in salaries and benefits and occupancy expense which reflected the overall growth of the bank. Average assets were 23.9% higher for the year 2000 as compared to 1999 and average loans were 35.2% higher as well. Also, the year 2000 included full year expenses for two loan production offices that opened in the latter part of 1999.

  Income Taxes

        Income tax expense on continuing operations was $228,000 and $467,000 for the three months ended March 31, 2002 and 2001, respectively. The expense resulted in an effective tax rate of 42.2% in 2002 and 40.0% in 2001.

        Income tax expense (benefit) on continuing operations was ($2.7 million), $859,000 and ($2.6 million) for the years ended December 31, 2001, 2000 and 1999, respectively. The benefit recorded for the year ended December 31, 1999 included a ($3.4 million) benefit from the reduction of a deferred tax valuation allowance. Excluding the benefit from the reduction of the valuation allowance in 1999, the effective tax (benefit) rates were (40.0%) in 2001, 39.3% in 2000 and 41.2% in 1999.

  Loan Portfolio

        The following table presents the balances of each major category of loans at the dates indicated:

First National Bank
Analysis of Loans
(dollars in thousands)

	At March 31,		At December 31,
	2002	%	2001	%	2000	%	1999	%	1998	%	1997	%
Loan Category:
Domestic:
Commercial	$104,838	26%	$112,142	27%	$127,358	28%	$90,111	25%	$56,734	23%	$44,446	25%
Real Estate	164,472	40%	167,162	41%	170,520	38%	136,024	37%	106,596	44%	87,352	48%
Construction	41,388	10%	36,905	9%	50,351	11%	52,769	14%	14,178	6%	9,818	5%
Consumer	16,488	4%	15,371	4%	8,903	2%	6,927	2%	5,811	2%	6,642	4%

Total domestic	327,186	80%	331,580	81%	357,132	79%	285,831	78%	183,319	75%	148,258	82%

Foreign:
Commercial	61,900	15%	57,297	14%	81,378	18%	67,791	19%	49,240	20%	19,301	11%
Real Estate	17,114	4%	16,568	4%	12,706	3%	12,537	3%	12,454	5%	12,790	7%
Consumer	2,597	1%	2,109	1%	228	0%	68	0%	—	0%	—	0%

Total foreign	81,611	20%	75,974	19%	94,312	21%	80,396	22%	61,694	25%	32,091	18%

Total gross loans	408,797	100%	407,554	100%	451,444	100%	366,227	100%	245,013	100%	180,349	100%
Less deferred fees	(1,600)		(1,728)		(2,027)		(1,599)		(1,024)		(678)

Loans, net	$407,197		$405,826		$449,417		$364,628		$243,989		$179,671

        First National's loan portfolio net of deferred fees and costs totaled $407.2 million as of March 31, 2002 essentially unchanged from the end of the year 2001. The decrease in loans at March 31, 2002 and December 31, 2001 as compared with December 31, 2000 is due to more selective lending and tighter credit policies implemented following the rapid increase in the prior periods which resulted in increased levels of nonperforming loans and loan charge offs. The foreign loans are to Mexican borrowers.

  Loan Repricing or Maturity

        The following table presents an interest rate sensitivity analysis and an analysis with respect to fixed interest rate loans and floating interest rate loans as of the end of the latest fiscal year with respect to the commercial and construction loans:

First National Bank
Loan Repricing or Maturing
As of December 31, 2001
(dollars in thousands)

	Repricing or Maturing in
	1 Year or Less	Over 1 to 5 years	Over 5 Years	Total
Loan Category:
Commercial—Domestic	$98,578	$13,011	$553	$112,142
Commercial—Foreign	51,768	2,954	2,575	57,297
Real estate—Construction	36,905	—	—	36,905

Total	$187,251	$15,965	$3,128	$206,344

	Fixed Rate	Floating Rate	Total
Commercial—Domestic	$43,386	$68,756	$112,142
Commercial—Foreign	29,620	27,677	57,297
Real estate—Construction	—	36,905	36,905

Total	$73,006	$133,338	$206,344

  Nonperforming Loans

        The following table sets forth certain information with respect to First National's nonaccrual loans and accruing loans for which payments of principal and interest were contractually past due 90 days:

First National Bank
Nonperforming Loans
(dollars in thousands)

		At December 31,
	At March 31, 2002
		2001	2000	1999	1998	1997
Nonaccrual loans:
Domestic	$11,993	$13,000	$8,668	$1,184	$674	$1,459
Foreign	133	663	—	4,931	—	—

Total nonaccrual loans	12,126	13,663	8,668	6,115	674	1,459
Loans past due 90 days and still accruing	—	—	—	—	—	360

Nonperforming loans	$12,126	$13,663	$8,668	$6,115	$674	$1,819

        Loans are generally placed on nonaccrual status when the borrowers are past due 90 days or when payment in full of principal or interest is not expected. At the time a loan is placed on nonaccrual status, any interest income previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent cash is received and the loan's principal balance is deemed collectible. Loans are restored to accrual status when the loans become both well secured and are in the process of collection.

        Interest income of $286,000, $1.6 million, $273,000 and $570,000 would have been recorded for the three months ended March 31, 2002 and the years ended December 31, 2001, 2000 and 1999, respectively, if nonaccrual loans had been on a current basis in accordance with their original terms. No significant amount of interest income was recognized on nonaccrual loans during these periods.

        On December 31, 2001, First National had $13.7 million of loans on nonaccrual status, compared to $8.7 million and $6.1 million on December 31, 2000 and 1999, respectively. As of March 31, 2002, there were no loans past due 90 days and still accruing interest. On December 31, 1997, First National had $360,000 of loans that were past due 90 days and still accruing interest.

  Provision and Allowance for Loan Losses

        First National Bank's allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for known and inherent risks in the loan portfolio and other extensions of credit, including off-balance sheet credit extensions. The allowance is based upon a continuing review of the portfolio, past loan loss experience, current economic conditions that may affect the borrowers' ability to pay, and the underlying collateral value of the loans.

        The following table presents the changes in First National's allowance for loan losses as of the dates indicated:

First National Bank
Analysis of Allowance for Loan Losses
(dollars in thousands)

		At December 31,
	At March 31, 2002
		2001	2000	1999	1998	1997
Outstanding Loans:
Average for the period	$406,282	$440,351	$409,623	$303,007	$195,908	$169,468
End of the period	407,197	405,826	449,417	364,628	243,989	179,671
Allowance for Loan Losses:
Balance at beginning of period	$10,668	$6,706	$6,257	$4,276	$4,425	$4,805
Loans charged off:
Commercial	1,389	5,977	2,038	91	80	243
Real estate—mortgage	—	—	—	18	10	448
Real estate—construction	—	992	—	—	2	—
Consumer	—	37	401	60	39	124
Foreign	—	12	4,930	—	—	127

Total	1,389	7,018	7,369	169	131	942

Recoveries on loans charged off:
Commercial	60	110	34	99	290	271
Real estate—mortgage	—	—	78	148	248	773
Real estate—construction	—	114	—	—	7	4
Consumer	—	1	1	53	37	114
Foreign	—	80	—	—	—	—

Total	60	305	113	300	582	1,162

Net loans charged off (recovered)	1,329	6,713	7,256	(131)	(451)	(220)
Provision for (reversal of) loan losses	900	10,675	7,705	1,850	(600)	(600)

Balance at end of period	$10,239	$10,668	$6,706	$6,257	$4,276	$4,425

Ratios:
Allowance for loan losses as a % of total loans at period end	2.51%	2.63%	1.49%	1.72%	1.75%	2.46%
Net loans charged off (recovered) to average loans	0.33%	1.52%	1.77%	(0.04)%	(0.23)%	(0.13)%

        First National provided $10.7 million for loan losses for the year ended December 31, 2001 and $7.7 million for the year ended December 31, 2000. As a result of these increased provisions, the allowance for loan losses was $10.2 million at March 31, 2002, or 2.51% of total loans, $10.7 million, or 2.63% of total loans outstanding at December 31, 2001, compared with an allowance for loan losses of $6.7 million, or 1.49% of total loans outstanding as of December 31, 2000. This increase in the provision for loan losses and in loan charge offs in the years 2001 and 2000 was primarily due to credit deterioration in several large purchased or participated loans. First National no longer purchases or participates in such loans.

  Allocation of Allowance for Loan Losses

        The following table allocates the loan loss allowance based on management's judgment of potential losses in the respective areas. While management has allocated allowances to various portfolio segments for purposes of this table, the allowance is general in nature and is available for the portfolio in its entirety.

First National Bank
Allocation of Allowance for Loan Losses
(dollars in thousands)

	Commercial	Real Estate	Construction	Consumer	Foreign	Total
At March 31, 2002
Allowance for loan losses	$6,952	$1,645	$735	$156	$751	$10,239
% of loans in category to total loans	26%	40%	10%	4%	20%	100%
At December 31, 2001
Allowance for loan losses	$7,592	$1,672	$709	$149	$546	$10,668
% of loans in category to total loans	27%	41%	9%	4%	19%	100%
At December 31, 2000
Allowance for loan losses	$4,455	$1,705	$173	$79	$294	$6,706
% of loans in category to total loans	28%	38%	11%	2%	21%	100%
At December 31, 1999
Allowance for loan losses	$2,331	$1,360	$456	$53	$2,057	$6,257
% of loans in category to total loans	25%	37%	14%	2%	22%	100%
At December 31, 1998
Allowance for loan losses	$1,565	$1,066	$392	$95	$1,158	$4,276
% of loans in category to total loans	23%	44%	6%	2%	25%	100%
At December 31, 1997
Allowance for loan losses	$2,190	$1,310	$189	$163	$573	$4,425
% of loans in category to total loans	25%	48%	5%	4%	18%	100%

  Investment Portfolio

        The following table summarizes the amounts and distribution of investment securities held as of the date indicated:

First National Bank
Investment Portfolio
(dollars in thousands)

		At December 31,
	At March 31, 2002
		2001	2000	1999
U.S. Treasury and government agencies	$44,843	$12,735	$37,229	$66,325
Mortgage backed securities	86,502	80,697	86,094	115,436
States and political subdivisions	3,195	3,206	—	—
Corporate Bonds	2,000	—	—	3,454

Total	$136,540	$96,638	$123,323	$185,215

  Analysis of Investment Yields and Maturities

        The following table presents a summary of investment yields and maturities of the investment portfolio as of March 31, 2002:

First National Bank
Analysis of Investment Yields and Maturities
March 31, 2002
(dollars in thousands)

	One Year or Less		One Year Through Five Years		Five Years Through Ten Years		Over Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and government agencies	$199	1.97%	$25,814	4.11%	$18,270	4.92%	$560	7.25%	$44,843	4.47%
States and political subdivisions	—	—	3,195	5.98%	—	—	—	—	3,195	5.98%
Corporate Bonds	—	—	—	—	—	—	2,000	2.99%	2,000	2.99%

Total(1)	$199	1.97%	$29,009	4.31%	$18,270	4.92%	$2,560	3.92%	$50,038	4.50%

(1)
Yields on investments have been adjusted to a fully tax-equivalent basis because the impact is not material.

  Analysis of Deposits

        The following table summarizes the distribution of average deposits and the average rates paid for the period indicated:

First National Bank
Analysis of Average Deposits
(dollars in thousands)

	At March 31, 2002		At December 31,
			2001 Amount	% Rate	2000 Amount	% Rate	1999 Amount	% Rate
	Amount	Rate
Non-interest bearing	$150,174	—	$130,231	—	$109,155	—	$97,608	—
Market rate deposit	250,936	1.44%	244,739	2.84%	217,458	4.36%	169,374	3.35%
Savings deposits	28,027	1.77%	30,310	3.62%	27,936	4.18%	33,084	4.00%
Time Deposit < $100,000	37,356	2.89%	39,309	4.67%	36,765	5.15%	36,494	4.81%
Time Deposit > $100,000	87,834	3.27%	113,633	5.46%	131,735	6.38%	81,871	5.20%

Total Deposits	$554,327	1.45%	$558,222	2.88%	$523,049	4.03%	$418,431	3.11%

        Average deposits for the year 2001 were $558.2 million, an increase of $35.2 million or 6.7% over the average of $523.0 million for the year 2000. Average deposits for the year 2000 increased $104.6 million or 25.0% from the average of $418.4 million for the year 1999. The increases in deposits were due to general growth of First National and in the year 2000 included the addition of wholesale certificates of deposits that were allowed to run down in the year 2001 as noninterest bearing deposits increased. The reduction in average deposits in the three months ended March 31, 2002 as compared to the year 2001 reflects the decision to reduce higher cost time deposits as loan balances decreased.

  Maturity of Time Deposits

        The scheduled maturity distribution of time deposits of $100,00 or greater at March 31, 2002 were as follows:

First National Bank
Maturity of Time Deposits of $100,000 or More
(dollars in thousands)

	3 Months or less	Over 3 Months Through 6 Months	Over 6 Months Through 12 Months	Over 12 Months	Total
March 31, 2002	$34,450	$19,081	$17,370	$14,413	$85,314

  Regulatory Capital Requirements

        Bank regulatory agencies measure capital adequacy through standardized risk-based capital guidelines that compare different levels of capital, as defined in the guidelines, to risk-weighted assets and off-balance sheet obligations. Banks are required to maintain a minimum total risk-based capital ratio of 8.0% of which at least 4.0% must be Tier 1 capital. To be considered "well capitalized," banking organizations must maintain a minimum leverage ratio of 5.0% and a minimum risk-based capital ration of 10.0% of which at least 6.0% must be Tier 1 capital.

        The following table presents regulatory capital requirements and risk-based capital levels as of March 31, 2002:

	Minimum to be considered
	Adequately Capitalized	Well Capitalized	Actual
Tier 1 leverage capital ratio	4.00%	5.00%	7.30%
Tier 1 risk-based capital ratio	4.00%	6.00%	10.49%
Total risk-based capital ratio	8.00%	10.00%	11.75%

        As of March 31, 2002, First National Bank exceeded each of the capital requirements and was deemed to be "well capitalized".

        Under Federal banking law, dividends declared by First National in any calendar year may not, without the approval of the OCC, exceed its net earnings for that year combined with its retained earnings from the preceding two years. However, the OCC has previously issued a bulletin to all national banks outlining new guidelines limiting the circumstances under which national banks may pay dividends even if the banks are otherwise statutorily authorized to pay dividends. The limitations impose a requirement or in some cases suggest that prior approval of the OCC should be obtained before a dividend is paid if a national bank is the subject of administrative action of if the payment could be viewed by the OCC as unsafe or unusual.

        On January 18, 2001, First National entered into a written agreement with the OCC. This agreement called for specific actions including restricting growth unless a certain amount of capital was raised, establishing a compliance committee, controlling the level of credit risk and maintaining the adequacy allowance for loan losses, adhering to a written insider loan policy and adopting and adhering to a written interest rate risk policy. First National's management believes that First National has substantially complied with this agreement.

  Liquidity and Funds Management

        Liquidity management requires an ability to meet financial commitments when contractually due and to respond to other requirements for funds. First National has an Asset/Liability Management Committee responsible for managing balance sheet and off-balance sheet commitments to meet the needs of customers. The Asset/Liability Management Committee meets regularly to review funding needs and sources.

        Funds are held in cash and cash equivalents, which are comprised of cash on hand, cash due from banks, federal funds sold and money market mutual funds. Cash and cash equivalents at March 31, 2002 totaled $85.1 million, or 13.1% of total assets, compared with $193.3 million, or 27.1% of total assets at December 31, 2001 and $102.4 million, or 14.7% of total assets at December 31, 2000. The higher level of liquidity at December 31, 2001 as compared to March 31, 2002 and December 31, 2000 was primarily due to a larger than usual increase in deposits at the end of the year 2001 along with a management decision to reduce longer-term investments during the year 2001 due to the rapidly declining interest rates. During the three months ended March 31, 2002, the temporary deposits were withdrawn by customers and a portion of the cash and cash equivalents were reinvested into securities.

        First National maintains a line of credit for $15.0 million with a correspondent bank for the purchase of overnight funds. This line is subject to availability of funds and has limitations as to its continued use. First National also has a credit line with the Federal Home Loan Bank of San Francisco that would allow it to borrow overnight or for extended periods in amounts of up to 15% of total assets, on a collateralized basis. First National also has established facilities for the issuance of time deposits on a wholesale basis with various brokerage firms. First National is not currently using these brokered deposit facilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        First National's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. First National does not have any market risk sensitive instruments entered into for trading purposes. Significant changes in interest rates affect the composition, yield and cost of balance sheet components. The rate sensitivity of these assets and liabilities is monitored and matched to control the risk associated with movements in rates. The Asset/Liability Management Committee meets monthly to monitor and formulate strategies and policies to provide sufficient levels of net interest income while maintaining acceptable levels of interest rate sensitivity, risk and liquidity. The primary objective of rate sensitivity management is to ensure earnings stability by minimizing the sensitivity of net interest income to fluctuations in interest rates. First National uses simulation modeling and other systems on a monthly basis to measure, monitor and adapt to changing interest rate environments. The simulation modeling provides an analysis of the sensitivity of net interest income to changes in interest rates and an analysis of the impact of changes in interest rates on the market value of equity. Gap analysis calculates mismatches over certain time periods between assets and liabilities whose interest rates are subject to repricing at their contractual maturity dates or repricing period.

        Management uses various strategies to manage the repricing characteristics of assets and liabilities to ensure that exposure to interest rate fluctuations is limited within policy guidelines to acceptable levels of risk taking. Strategies, including the terms and pricing of loans and deposits and management of the maturities and repricing characteristics of securities are used to reduce mismatches in interest rate repricing opportunities of portfolio assets and their funding sources. When appropriate, management may utilize financial derivative instruments such as interest rate floors, caps and swaps to hedge its interest rate position. As of March 31, 2002, First National has not utilized any such financial derivatives to alter its interest rate risk position.

  Interest Rate Sensitivity

        The following table sets forth the distribution of repricing opportunities of First National's interest-earning assets and interest-bearing liabilities, the interest rate sensitivity gap for the period (interest rate sensitive assets less interest rate sensitive liabilities), the cumulative interest rate sensitivity gap and the cumulative gap as a percentage of total assets and total interest-earning assets as of March 31, 2002. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. The interest rate relationships between the repriceable assets and repriceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on the net interest margins of First National.

First National Bank
Interest Rate Sensitivity
As of March 31, 2002
(dollars in thousands)

	Less than 3 Months	3 Months To 1 Year	1 to 5 Years	Over 5 Years	Non Rate Sensitive	Total
Short term investments	$54,227	$—	$—	$—	$—	$54,227
Securities	23,117	51,344	56,367	11,221	—	142,049
Loans, gross	265,739	20,633	117,726	4,699	—	408,797

Total rate sensitive assets	343,083	71,977	174,093	15,920	—	605,073
All other assets	(10,239)	—	—	—	54,297	44,058

Total	$332,844	$71,977	$174,093	$15,920	$54,297	$649,131

Savings deposits	$18,847	$3,617	$1,420	$2,838	$—	$26,722
Money market & Now deposits	111,932	2,033	43,237	74,277	—	231,479
Time deposits < $100,000	14,897	15,644	6,450	—	—	36,991
Time deposits > $100,000	34,995	36,151	14,168	—	—	85,314
Borrowings	—	30,000	23,000	15,000	—	68,000

Total rate sensitive liabilities	180,671	87,445	88,275	92,115	—	448,506
All other liabilities	—	—	—	—	149,049	149,049
Shareholders equity	—	—	—	—	51,576	51,576

Total	$180,671	$87,445	$88,275	$92,115	$200,625	$649,131

Period gap	$152,173	$(15,468)	$85,818	$(76,195)	$(146,328)
Cumulative gap	$152,173	$136,705	$222,523	$146,328	$—
Cumulative rate sensitive gap as a % of total assets	23%	21%	34%	23%

Note: Amounts are reported at their contractual maturity or repricing periods. This analysis makes certain assumptions as to interest rate sensitivity of savings and interest bearing demand accounts that have no stated maturity and have had very little fluctuation. Money market accounts are repriced at the discretion of management and generally are more rate sensitive.

        At March 31, 2002, First National had $404.8 million in assets and $268.1 million in liabilities repricing within one year. This means that $136.7 million more of the interest rate sensitive assets than interest rate sensitive liabilities will change to the then current rate. The ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year at March 31, 2002 is 21%. Interest income is likely to be affected to a greater extent than interest expense for any changes in interest rates within one year from March 31, 2002. If interest rates were to fall during this period, interest income would decline by a greater amount than interest expense and net income would decrease. Conversely, if rates were to rise, the opposite would apply.

        In order to measure interest rate, First National also uses a simulation model to project changes in net interest income that might result from changes in interest rates. This analysis calculates the difference between net interest income using a rising and falling interest rate scenarios and net interest income calculated using a base market interest rate derived from the current treasury yield curve. For the rising and falling interest rate scenarios, the base market interest rate forecast was increased or decreased, on an instantaneous and sustained basis, by 100 and 200 basis points. The following table summarizes the sensitivity of net interest income to change under these simulated scenarios.

First National Bank
Sensitivity of Net Interest Income
(dollars in thousands)

Interest Rate Scenario	Adjusted Net Interest Income	Change From Base	Net Interest Margin Percent	Margin Change from Base
Down 200 basis points	$20,010	(15.3)%	3.31%	(0.60)%
Down 100 basis points	21,865	(7.4)%	3.62%	(0.29)%
Base	23,614	—	3.91%	—
Up 100 basis points	25,153	6.5%	4.16%	0.25%
Up 200 basis points	26,874	13.8%	4.44%	0.53%

        First National also uses a simulation model to measures the impact of changes in interest rates on the market value of equity by calculating the net present value of estimated cash flows from its assets and liabilities. This simulation estimates the changes in market value of interest rate sensitive financial instruments that might occur in response to an instantaneous and sustained increase or decrease in market interest rates of 100 and 200 basis points. The following table summarizes the sensitivity of the market value of equity to change under these simulated scenarios.

First National Bank
Market Value of Portfolio Equity
(dollars in thousands)

Interest Rate Scenario	Market Value	Percentage Change From Base	Percentage of Total Assets	Percentage of Portfolio Equity Book Value
Down 200 basis points	$72,911	(14.5)%	11.23%	141.37%
Down 100 basis points	79,203	(7.1)%	12.20%	153.57%
Base	85,275	—	13.14%	165.34%
Up 100 basis points	89,360	4.8%	13.77%	173.26%
Up 200 basis points	91,203	7.0%	14.05%	176.83%

        The computation of estimated effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, asset prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the simulations do not contemplate any actions that First National management may undertake in response to changes in interest rates. While First National management believes the data and assumptions used in these simulations are realistic representations of its portfolio and possible outcomes under the various interest rate scenarios, the interest rate risk sensitivity of net interest income and market value of equity could vary substantially if different assumptions were used or if actual experience differs from the assumptions used.

REGULATION AND SUPERVISION

        The following is a summary of certain statutes and regulations affecting First National, First Community and their subsidiaries. This summary is qualified in its entirety by such statutes and regulations.

  General

        First Community is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and as such is subject to regulation by the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve annual reports and other information regarding its business operations and those of its subsidiaries. A bank holding company and its subsidiary banks are also subject to examination by the Federal Reserve Board.

        The Bank Holding Company Act requires every bank holding company to obtain the approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or bank holding company or ownership or control of any voting shares of any bank or bank holding company, if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank or bank holding company.

        In approving acquisitions by bank holding companies or companies engaged in banking-related activities, the Federal Reserve Board considers whether the performance of any such activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, which outweigh possible adverse effects, such as over-concentration of resources, decreased competition or unsound banking practices.

        In addition, bank holding companies are restricted in, and subject to, limitations regarding transactions with subsidiaries and other affiliates.

        Each of First National, Rancho Santa Fe and Pacific Western is a national banking association, or national bank, subject to primary supervision, examination and regulation by the OCC. To a lesser extent, the banks are also subject to regulations of the Federal Deposit Insurance Corporation, or FDIC, which provides the banks with insurance of accounts, and the Federal Reserve Board. If, as a result of an examination of one of the banks, the OCC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of its operations are unsatisfactory or that one of the banks or its management is violating or has violated any law or regulation, various remedies are available to the OCC. Such remedies include the power to enjoin unsafe or unsound practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the banks, to assess civil monetary penalties and to remove officers and directors. The FDIC has similar enforcement authority, in addition to its authority to terminate the bank's deposit insurance in the absence of action by the OCC and upon a finding that the bank is in an unsafe or unsound condition or is engaging in unsafe or unsound activities, or that its conduct poses a risk to the deposit insurance fund or may prejudice the interest of its depositors.

        On January 18, 2001, First National entered into a formal written agreement with the OCC. This agreement called for specific actions including: restricting growth unless a certain amount of capital was raised; establishing a compliance committee; controlling the level of credit risk; maintaining the adequacy allowance for loan losses; adhering to a written insider loan policy; and adopting and adhering to a written interest rate risk policy. First National's management believes that First National has substantially complied with this agreement.

  Dividend Regulation

        The ability of First Community to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends which may be declared by its subsidiaries, Rancho Santa Fe National Bank and Pacific Western National Bank, which, like First National, are national banks.

        Pursuant to 12 U.S.C. Section 56, no national bank may pay dividends from its capital. All dividends must be paid out of net profits after deducting losses and bad debts. The payment of dividends out of net profits of national banks is further limited by 12 U.S.C. Section 60(a), which prohibits a bank from declaring a dividend on its shares of common stock until the surplus fund equals the amount of capital stock or, if the surplus fund does not equal the amount of capital stock, until one-tenth of a bank's net profits for the preceding half-year in the case of quarterly or semi-annual dividends or the preceding two half-years in the case of an annual dividend, are transferred to the surplus fund.

        Pursuant to 12 U.S.C. Section 60(b), the approval of the OCC is required prior to the payment of dividends if the total of all dividends declared by a national bank in any calendar year exceeds the total of its retained net profits for that year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock. Further, the OCC also has authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice. A bank may, upon approval by the OCC, be able to undergo a "quasi-reorganization", which would allow the bank to ignore accumulated losses before the quasi-reorganization.

  Government Policies

        The policies of regulatory authorities, including the OCC, Federal Reserve and the FDIC, have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve System is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishing the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

  USA Patriot Act

        On October 26, 2001, the President signed into law comprehensive anti-terrorism legislation known as the USA Patriot Act. Title III of the USA Patriot Act requires financial institutions, including First National and First Community's subsidiary Rancho Santa Fe National Bank and Pacific Western National Bank, to help prevent, detect and prosecute international money laundering and the financing of terrorism. First Community's banks and First National have augmented their systems and procedures to accomplish this. The Secretary of the Treasury has proposed additional regulations to further implement Title III. Although we cannot predict when and in what form these regulations will be adopted, each of First Community and First National believe that the cost of compliance with Title III of the USA Patriot Act is not likely to be material to First Community or First National.

  Federal Deposit Insurance

        Because of favorable loss experience and a healthy reserve ratio in the Bank Insurance Fund, or BIF, of the FDIC, well-capitalized and well-managed banks, including Pacific Western and Rancho Santa Fe, have in recent years paid minimal premiums for FDIC insurance. A number of factors suggest that as early as the first half of 2003, even well-capitalized and well-managed banks will be required to pay premiums for deposit insurance. The amount of any such premiums will depend on the outcome of legislative and regulatory initiatives as well as the BIF loss experience and other factors, none of which we are in position to predict at this time.

  Hazardous Waste Clean-Up

        Since neither First Community nor First National is involved in any business that manufactures, uses or transports chemicals, waste, pollutants or toxins that might have a material adverse effect on the environment, their primary exposure to environmental laws is through its lending activities. Based on a general survey of the loan portfolios of First Community's banking subsidiaries and First National, conversations with local appraisers and the type of lending currently and historically done by the subsidiaries, First Community and First National are not aware of any potential liability for hazardous waste contamination that would be reasonably likely to have a material adverse effect on First Community or First National.

DESCRIPTION OF FIRST COMMUNITY CAPITAL STOCK

        Pursuant to the merger, First National shareholders will have the opportunity to exchange their shares of First National common stock or preferred stock for shares of First Community common stock. The following is a summary of the material features of First Community capital stock.

        Pursuant to the articles of incorporation of First Community, the authorized capital stock of First Community consists of 15,000,000 shares of common stock, of which approximately 11,456,831 shares are outstanding as of July 24, 2002, and 5,000,000 shares of preferred stock, of which none is outstanding.

        On July 17, 2002, First Community raised $83.3 million before expenses and underwriting discounts, through the sale of its common stock by means of a registered public offering. On July 24, 2002, First Community raised an additional $12.5 million, before expenses and underwriting discounts, in connection with the exercise in full of the over-allotment option by the underwriters of the public offering.

        On June 25, 2002, First Community filed a registration statement on Form S-4 to register up to 419,118 shares of its common stock to be issued to shareholders of Upland Bank in connection with the acquisition of Upland Bank by First Community. On June 28, 2002, First Community filed a registration statement on Form S-4 to register up to 637,073 shares of its common stock to be issued to shareholders of Marathon Bancorp in connection with its acquisition by First Community.

        In the future, the authorized but unissued and unreserved shares of First Community common stock and the authorized but unissued and reserved shares of First Community preferred stock will be available for general corporate purposes, including but not limited to, possible issuance as stock dividends or stock splits, in future mergers or acquisitions, pursuant to stock compensation plans of First Community or in future private placements or public offerings. First Community has no present plans for the issuance of additional authorized shares of its capital stock, other than as pursuant to the 2000 Stock Incentive Plan or other such plans that First Community has assumed. Except as otherwise may be required to approve a merger or other transaction in which the additional authorized shares of First Community common stock or authorized shares of First Community preferred stock would be issued, no approval of First Community shareholders will be required for the issuance of those authorized shares.

  Common Stock

        Each share of First Community common stock has the same relative rights, and is identical to all respects with, each other share of First Community common stock. Holders of First Community common stock are entitled to one vote per share on all matters requiring shareholder action, including but not limited to, the election of, and any other matters relating to, directors. Holders of First Community common stock are entitled to cumulate their votes for the election of directors.

        The holders of First Community common stock are entitled to receive dividends, out of funds legally available therefor, subject to any restrictions imposed by federal regulators and the payment of any preferential amounts to which any class of preferred stock may be entitled. Upon liquidation, dissolution or winding up of First Community, holders of First Community common stock will be entitled to share ratably all assets remaining after the payment of liabilities of First Community and of preferential amounts of which any preferred stock may be entitled.

        The holders of First Community common stock have no preemptive or other subscription rights. First Community common stock is not subject to call or redemption, and, upon receipt by First Community of the full purchase price therefor, each share of First Community common stock will be fully paid and non-assessable.

  Preferred Stock

        First Community's articles of incorporation currently authorize it to issue up to 5,000,000 shares of preferred stock. The board of directors has broad authority to designate and establish the terms of one or more series of preferred stock. Among other matters, the board is authorized to establish voting powers, designations, preferences and special rights of each such series and any qualifications, limitations and restrictions thereon. First Community preferred stock may rank prior to First Community common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into First Community common stock. The holders of any class or series of First Community preferred stock also may have the right to vote separately as a class or series under the terms of the class or series as hereafter fixed by the board or otherwise required by California law.

COMPARISON OF SHAREHOLDERS' RIGHTS

  General

        First Community is a California corporation and, accordingly, the rights of shareholders of First Community are governed by the California General Corporation Law, or CGCL, as well as the articles of incorporation and bylaws of First Community. First National is a national banking association and, accordingly, the rights of shareholders of First National are governed by the National Bank Act, or NBA, and OCC Regulations, as well as the articles of association and bylaws of First National. As a result of the merger, First National's shareholders will become shareholders of First Community. There are certain differences between the charters of First Community and First National. The summary below describes some of the differences but is not intended to be complete and is qualified in its entirety by reference to California law, federal law and the charter documents of First Community and First National.

  Vacancies on the Board

        First Community.    The CGCL provides that, unless the corporation's articles or bylaws provide otherwise, vacancies (other than those created by removal) may be filled by approval of the board of directors, or if the number of directors then in office is less than a quorum, by (1) unanimous written consent of the directors then in office, (2) by affirmative vote of a majority of directors then in office at a duly called meeting or (3) the sole remaining director. Unless the corporation's articles or a bylaw provision adopted by the corporation's shareholders provides that vacancies on the board of directors that are created by removal can be filled by the board of directors, such vacancies must be filled by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively must also constitute at least a majority of the required quorum). The CGCL permits shareholders to elect a director at any time to fill any vacancy not filled by the directors. Any such election by written consent (other than to fill a vacancy created by removal, which requires the unanimous consent of all shares entitled to vote) requires the consent of a majority of the outstanding shares entitled to vote. The CGCL further provides that if, after the filling of any vacancy by the directors, the directors in office who were elected by the shareholders constitute less than a majority of the directors then in office, the (1) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of the shareholders or (2) upon the application of such holder or holders, the superior court of the proper county will order a special meeting of shareholders to elect the entire board of directors. The First Community bylaws substantially restate the provisions of the CGCL.

        First National.    In accordance with the NBA, the First National bylaws provide that when any vacancy occurs on the board of directors, the remaining members of the board, whether or not less than a quorum, may appoint a director to fill such vacancy at a regular or special meeting of the board.

  Shareholder Nominations and Proposals

        First Community.    First Community's bylaws provide that shareholder nominations for election of directors must be delivered to the secretary of First Community not less than 60 days nor more than 90 days prior to the date of a meeting of shareholders called for the election of directors. The First Community bylaws provide that any proper business may be transacted at the annual meeting of shareholders, except as limited by the CGCL.

        First National.    First National's bylaws and charter provide that nominations to the Board of Directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of the bank entitled to vote for the election of directors. They further provide that nominations, other than those made by or on behalf of the existing management of the bank, shall be made in writing and shall be delivered or mailed to the President of the Bank and to the Comptroller of the Currency, Washington, D.C., not less than 14 days nor more than 50 days prior to any meeting of shareholders called for such election. Neither the NBA nor the First National bylaws and charter have provisions concerning shareholder proposals.

  Amendment of Charter

        First Community.    To amend the articles of incorporation of a California corporation, the CGCL requires the approval of the corporation's board of directors and a majority of the outstanding shares entitled to vote. The First Community articles do not contain any supermajority provisions for amendments.

        First National.    Under the NBA, the articles of association may be amended by the board of directors for any lawful matter, provided that certain actions also require the approval of a majority of the outstanding shares entitled to vote. First National's articles, however, require approval of the holders of a majority of the outstanding stock of the bank for any amendment to the charter, except for those cases which the NBA requires approval by a supermajority.

  Amendment of Bylaws

        First Community.    The CGCL provides that holders of a majority of the outstanding shares entitled to vote and the corporation's board of directors each have the power to adopt, amend or repeal a corporation's bylaws, although the articles or bylaws of the corporation may restrict or eliminate the power of the board to take such action. Neither the First Community articles nor its bylaws restricts the power of either the First Community board or the shareholders to adopt, amend or repeal its bylaws.

        First National.    According to the bylaws of First National, the bylaws may be amended, altered or repealed at any regular meeting of the board of directors, by a vote of a majority of the total number of directors.

  Classified Board of Directors

        First Community.    First Community does not currently have a classified board. The First Community bylaws currently require that all directors be elected at each annual meeting of shareholders for a term of one year.

        First National.    First National does not currently have a classified board. The First National bylaws require that all directors be elected at each annual meeting of shareholders for a term of one year.

  Removal of Directors

        First Community.    The CGCL provides that directors may be removed without cause, if the removal is approved by the majority of the outstanding shares entitled to vote. However, the CGCL further provides that, with respect to directors of corporations not having classified boards of directors, no director can be removed (unless the entire board is removed) if the votes cast against removal of the director would be sufficient to elect the director if voted cumulatively (without regard to whether cumulative voting is permitted) at an election at which the same total number of votes were cast and the entire number of directors authorized at the time of the director's most recent election were then being elected. First Community does not currently have a classified board and its bylaws substantially restate the statutory provisions set out above.

        First National.    Neither the NBA nor the First National articles or bylaws provide that directors may be removed without cause.

  Cumulative Voting

        Cumulative voting allows a shareholder to cast a number of votes equal to the number of directors to be elected multiplied by the number of shares held in the shareholder's name on the record date. This total number of votes may be cast for one nominee or maybe distributed among as many of the candidates as the shareholder desires. The candidates who receive the highest number of votes are elected, up to the total number of directors to be elected. In general, cumulative voting may help groups of minority shareholders elect some candidates to the board.

        First Community.    Shareholders of First Community are entitled to cumulate their votes for the election of directors. The CGCL provides for cumulative voting for directors, unless the corporation's articles or bylaws provide otherwise. First Community's articles do not provide otherwise.

        First National.    Under the NBA, shareholders of First National are entitled to cumulate their votes for the election of directors.

  Special Meetings of the Shareholders

        First Community.    Under the CGCL, the board of directors, the chair of the board, the president, the holders of shares entitled to cast not less than 10% of the votes at a meeting, and such additional persons as are specified in the corporation's articles or bylaws have the authority to call special meetings of shareholders. The First Community bylaws substantially restate the provisions set out above and do not specify any additional persons.

        First National.    First National's articles and bylaws provide that the board of directors or any one or more shareholder owning, in the aggregate, not less than 10% of the stock of the bank, may call a special meeting of the shareholders at any time.

  Shareholder Action Without a Meeting

        First Community.    The CGCL provides that, unless otherwise provided in the articles of incorporation, any action that maybe taken at a special or annual meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Except as discussed above with respect to filling vacancies on the board of directors, the CGCL does not permit shareholders to elect directors by written consent except by the unanimous written consent of all shares entitled to vote in the election of directors. First Community's articles do not provide otherwise.

        First National.    The NBA does not have any provisions explicitly permitting or restricting shareholder action without a meeting. Neither the First National bylaws nor its charter provide for shareholder action without a meeting.

  Inspection of Shareholder Lists

        First Community.    The CGCL provides an absolute right of inspection of a corporation's list of shareholders to any shareholder or shareholders holding at least 5% of the voting stock or a shareholder or shareholders holding at least 1% of the voting stock who have filed a Schedule 14B with the SEC or, in the case the corporation is a bank with deposits insured under the FDIA, have filed a Form F-6 with the appropriate federal bank regulatory agency. Schedule 14B is filed in connection with certain proxy contests relating to the election of directors. Form F-6 relates to the election of directors. In addition, the CGCL provides a right of inspection of shareholders lists to any shareholder for a purpose reasonably related to the holder's interest as a shareholder.

        First National.    The NBA provides an absolute right of inspection of a bank's list of shareholders to all shareholders of the bank.

DISSENTERS' RIGHTS

  First Community Shareholders' Rights

        First Community shareholders who vote against the merger and who follow certain procedures, as described below, may have the right to dissent from the merger and to demand and obtain payment of the "fair market value" of their shares in cash. The proceedings resulting from such a demand may result in a determination of "fair market value" equal to, less than or greater than the consideration to be received under the merger agreement.

        The following is a summary of Chapter 13 of the CGCL, which specifies the conditions under which First Community shareholders will have the right to dissent from the merger and the procedures that an First Community shareholder must follow to dissent from the merger and demand cash payment for his or her shares. The following summary is not a complete statement of the law pertaining to dissenters' rights under the CGCL and is qualified in its entirety by reference to Chapter 13 of the CGCL, which is attached as Appendix C to this proxy statement-prospectus. Any First Community shareholder contemplating the exercise of dissenters' rights should carefully review the provisions of Chapter 13 of the CGCL, particularly those setting out the specific procedural steps required to perfect the dissenters' rights. FAILURE TO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF CHAPTER 13 WILL RESULT IN A WAIVER OF THE FIRST COMMUNITY SHAREHOLDER'S DISSENTERS' RIGHTS.

        In order to be entitled to exercise dissenters' rights, you must vote "AGAINST" the merger. Thus, if you wish to dissent and you execute and return a proxy in the accompanying form, you must specify that your shares are to be voted "AGAINST" the merger. If you return a proxy without voting instructions or with instructions to vote "FOR" the merger, your shares will automatically be voted in favor of the merger and you will lose any dissenters' rights. If you do not return a proxy and you attend the special meeting, you must vote "AGAINST" the merger at the meeting to preserve your dissenters' rights. Further, if you abstain from voting your shares, you will lose your dissenters' rights.

        In order to preserve your dissenters' rights, you must also make a written demand upon First Community for the purchase of your shares of First Community common stock and for the payment to you in cash of the fair market value of the shares, which we refer to in this discussion as a demand. The demand must:

  •
  state the number of shares of First Community common stock you hold of record;

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  contain a statement of what you claim to be the fair market value of the shares as of April 28, 2002, the day before the announcement of the merger, without giving effect to any appreciation or depreciation due to the merger, which we refer to throughout this discussion as "fair market value"; and

  •
  be received by First Community or its transfer agent no later than the date of the special meeting to vote on the merger. The address of First Community's transfer agent is: U.S. Stock Transfer Corporation, 1745 Gardena Ave, Glendale, California, 91204-2991.

        A proxy or vote against the approval of the merger does not in itself constitute a demand.

        The statement of the fair market value contained in the demand constitutes an offer by you to sell your shares to First Community at that price. Once you have made the demand you may not withdraw it, unless First Community consents to the withdrawal.

        Under Chapter 13 of the CGCL, you will not be entitled to exercise dissenters' rights unless holders of 5% or more of the outstanding shares of First Community common stock (including you) make a demand. If this condition is met, and the merger is approved at the special meeting, within 10 days First Community must mail a notice of approval of the merger to each dissenting shareholder. This notice of approval must be accompanied by:

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  a copy of sections 1300, 1301, 1302, 103 and 1304 of Chapter 13 of the CGCL (which set out the procedures that must be followed to perfect your dissenters' rights);

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  a statement of the price determined by First Community to represent the fair market value of the shares; and

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  a brief description of the procedure that the shareholder must follow, if the shareholder desires to exercise dissenters' rights.

        The statement of price constitutes an offer by First Community to purchase the dissenting shares.

        Within 30 days after the date on which First Community mailed this notice of approval, you must submit your share certificates to First Community or its transfer agent to be endorsed as dissenting shares. The certificates will be stamped or endorsed with a statement that they are dissenting shares. Upon subsequent transfers, new certificates must bear a like statement together with your name as the original dissenting holder of the shares. IF YOU TRANSFER YOUR DISSENTING SHARES PRIOR TO SUBMITTING THEM FOR THIS REQUIRED ENDORSEMENT, THE SHARES WILL LOSE THEIR STATUS AS DISSENTING SHARES.

        If you and First Community agree that shares are dissenting shares and agree on the price of the shares, upon surrender of your endorsed certificates, First Community will make payment of that amount within 30 days after you reached agreement on the price. Any agreement between dissenting First Community shareholders and First Community fixing the fair market value of any dissenting shares must be filed with the secretary of First Community or the combined company.

        If First Community denies that the shares you submit qualify as dissenting shares, or if you and First Community fail to agree on the fair market value of those shares, either you or First Community may file a complaint in the superior court of the proper county in California requesting that the court determine the issue. The complaint must be filed within six months after the date on which notice of approval of the merger is mailed to dissenting shareholders. You may join as plaintiff in such a suit filed by another dissenting shareholder and you may be joined as a defendant in any such action brought by First Community. If the suit is not brought within 6 months, your shares will lose their status as dissenting shares.

        On the trial of a dissenters' rights action, the court must first determine if the shares qualify as dissenting shares. If the court determines that they are, it will either determine the fair market value or appoint one or more impartial appraisers to do so. The court will assess and apportion the costs of the action as it considers equitable. However, if the appraised value of the shares exceeds the price offered by the corporation by more than 25%, the corporation must pay the costs of the suit, which may include (at the court's discretion) attorneys' fees, expert witness fees, and prejudgment interest.

        A shareholder who receives cash payment for dissenting shares will be treated as if such shares were redeemed for federal income tax purposes. See "The Merger—Material Federal Income Tax Considerations of the Merger".

        You must submit to First Community at its principal office or at the office of its transfer agent the certificates representing any shares that you are demanding that the corporation purchase, for endorsement as dissenting shares within 30 days after the date on which notice of approval of the merger by First Community shareholders was mailed to you.

        If you hold dissenting shares, First Community will mail to you a notice of the approval of the merger by the First Community shareholders, within ten days after the date of such approval, accompanied by (a) a copy of Sections 1300, 1301, 1302, 1303 and 1304 of Chapter 13 of the CGCL;

(b) a statement of the price determined by First Community to represent the fair market value as of April 28, 2002 of the dissenting shares; and (c) a brief description of the procedure to be followed if you desire to exercise your dissenter's rights under such sections. The statement of price constitutes an offer by First Community to purchase at the price stated such dissenting shares.

        If First Community denies that shares submitted to it as dissenting shares are dissenting shares, or if First Community and you fail to agree on the fair market value of your shares, either you or First Community may file a complaint in the superior court of the proper county in California requesting that the court determine such issue. Such complaint must be filed within six months after the date on which notice of the approval of the merger is mailed to you.

        On trial of the action, the court will first determine if the shares are dissenting shares, and if so determined, the court will either determine the fair market value or appoint one or more impartial appraisers to do so. If both First Community and you fail to file a complaint within six months after the date on which notice of the approval of the merger was mailed to you, your shares will cease to be dissenting shares. In addition, if you transfer your shares prior to their submission for the required endorsement, your shares will lose their status as dissenting shares.

        FAILURE TO TAKE ANY NECESSARY STEP WILL RESULT IN A TERMINATION OR WAIVER OF YOUR RIGHTS UNDER CHAPTER 13 OF THE CGCL. A PERSON HAVING A BENEFICIAL INTEREST IN FIRST COMMUNITY COMMON STOCK THAT IS HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A TRUSTEE OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE REQUIREMENTS OF CHAPTER 13 OF THE CGCL IN A TIMELY MANNER IF SUCH PERSON ELECTS TO DEMAND PAYMENT OF THE FAIR MARKET VALUE OF SUCH SHARES.

  First National Shareholders' Rights

        If the merger is consummated, and you properly dissent, you will be granted the rights set forth pursuant to Section 215a of the National Bank Act, or NBA, to receive in cash the appraised value of the shares held by you at the time the merger is consummated. If you perfect your rights, the shares of stock you hold will not be converted into the right to receive shares of First Community, but instead shall be converted into the right to receive cash in accordance with the NBA. A copy of the relevant provisions of Section 215a of the NBA is attached hereto as Appendix D. We encourage you to read Section 215a in its entirety.

        In order to be entitled to dissenters' rights, you must vote against the merger or notify Daniel Mathis, President and Chief Executive Officer of First National, who will be the presiding officer at the First National special shareholders' meeting, in writing that you dissent from the merger, at, or prior to, the First National special meeting. Such writing must be addressed to Mr. Mathis at First National Bank, 401 West "A" Street, San Diego, California 92101.

        You will receive notice of the date of the merger if you vote against the merger or give proper notice that you dissent. Thereafter, at any time before 30 days after the date of consummation of the merger, you must surrender your stock certificates to First Community with a written request that you receive the value of the shares evidenced by the certificates in lieu of receiving the appropriate merger consideration. Such request, together with the surrendered certificates, should be addressed to Lynn Hopkins, Executive Vice President and Chief Financial Officer, First Community Bancorp, 275 North Brea Boulevard, Brea, California 92821.

        If you do not surrender your stock certificates and make the proper request within such 30 day period, you will lose your dissenters' rights. If you lose dissenters' rights, you will be treated for purposes of payment for shares of stock the same as the First National shareholders who voted in favor of the merger.

        Section 215a of the NBA provides that the value of shares of First National common stock or preferred stock held by dissenting shareholders is to be ascertained as of the effective date of the merger by an appraisal made by a three-person committee. The committee shall consist of one person selected by the holders of the majority of the dissenting shares, one person selected by the board of directors of the resulting national bank, and one person selected by those two individuals. The valuation agreed upon by any two of three appraisers shall govern. If that valuation is not satisfactory to you, you may appeal to the OCC to make an appraisal which shall be final and binding. If within 90 days from the date of consummation of the merger, no appraiser has been selected or no valuation has been agreed upon, you may make a written request to the OCC for an appraisal which will be final and binding.

        THE FOREGOING IS ONLY A SUMMARY OF THE RIGHTS OF A DISSENTING SHAREHOLDER OF FIRST NATIONAL. IF YOU INTEND TO DISSENT FROM THE MERGER, YOU SHOULD CAREFULLY REVIEW THE APPLICABLE PROVISIONS OF SECTION 215A OF THE NBA AND SHOULD ALSO CONSULT WITH YOUR ATTORNEY. YOUR FAILURE TO FOLLOW PRECISELY THE PROCEDURES SUMMARIZED ABOVE MAY RESULT IN LOSS OF DISSENTERS' RIGHTS. NO FURTHER NOTICE OF THE EVENTS GIVING RISE TO DISSENTERS' RIGHTS OR ANY STEPS ASSOCIATED THEREWITH WILL BE FURNISHED TO FIRST NATIONAL SHAREHOLDERS, EXCEPT AS INDICATED ABOVE OR OTHERWISE REQUIRED BY LAW.

LEGAL MATTERS

        The validity of the First Community common stock to be issued in connection with the merger will be passed upon for First Community by Sullivan & Cromwell, Los Angeles, California. The material federal income tax consequences of the merger will be passed upon for First Community by Sullivan & Cromwell, Los Angeles, California, and for First National by Blanchard, Krasner & French, La Jolla, California.

EXPERTS

        The consolidated financial statements of First Community Bancorp and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, are incorporated by reference in the registration statement and this proxy statement-prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference in the registration statement and this proxy statement-prospectus, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of First National Bank and subsidiary as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 are included in the registration statement and this proxy statement-prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference in the registration statement and this proxy statement-prospectus, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of W.H.E.C., Inc. and subsidiary as of December 31, 2001 and for the year ended December 31, 2001 are incorporated by reference in the registration statement and this proxy statement-prospectus in reliance upon the report of Vavrinek, Trine, Day & Co., LLP, independent auditors, which report is incorporated by reference in this proxy statement-prospectus upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Pacific Western National Bank as of December 31, 2001 and for the year ended December 31, 2001 are incorporated by reference in the registration statement and this proxy statement-prospectus in reliance upon the report of Vavrinek, Trine, Day & Co., LLP, independent auditors, which report is incorporated by reference in this proxy statement-prospectus upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Professional Bancorp, Inc. and subsidiary as of December 31, 2000 and for the year ended December 31, 2000 are incorporated by reference in the registration statement and this proxy statement-prospectus in reliance upon the report of KPMG LLP, independent auditors, as stated in their reports with respect thereto, which reports are incorporated by reference in this proxy statement-prospectus in reliance upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Professional Bancorp, Inc. and subsidiary as of December 31, 1999 and for the year ended December 31, 1999 are incorporated by reference in the registration statement and this proxy statement-prospectus in reliance upon the report of Moss Adams LLP, independent auditors, as stated in their reports with respect thereto, which reports are incorporated by reference in this proxy statement-prospectus in reliance upon the authority of said firm as experts in accounting and auditing.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

dated as of April 25, 2002

by and among

First Community Bancorp

Rancho Santa Fe National Bank

and

First National Bank

RECITALS		1
ARTICLE I CERTAIN DEFINITIONS
1.01.	Certain Definitions	1
ARTICLE II THE MERGER
2.01.	The Merger	6
2.02.	Effective Date and Effective Time	7
ARTICLE III CONSIDERATION; EXCHANGE PROCEDURES
3.01.	Effect on Capital Stock	7
3.02.	Conversion of Company Stock.	7
3.03.	Election and Proration Procedures.	8
3.04.	Rights as Shareholders; Stock Transfers	11
3.05.	No Fractional Shares	11
3.06.	Exchange Procedures	11
3.07.	Anti-Dilution Provisions	12
3.08.	Dissenters' Rights	13
ARTICLE IV ACTIONS PENDING ACQUISITION
4.01.	Forebearances of the Company	13
4.02.	Forebearances of Parent	16
ARTICLE V REPRESENTATIONS AND WARRANTIES
5.01.	Disclosure Schedules	16
5.02.	Standard	16
5.03.	Representations and Warranties of the Company	16
5.04.	Representations and Warranties of Parent	24
ARTICLE VI COVENANTS
6.01.	Reasonable Best Efforts	27
6.02.	Shareholder Approval	27
6.03.	Registration Statement	28
6.04.	Press Releases	28
6.05.	Access; Information	29
6.06.	Affiliates	30
6.07.	Acquisition Proposals	30
6.08.	Certain Policies	30
6.09.	Nasdaq Listing	31
6.10.	Regulatory Applications	31
6.11.	Indemnification	31
6.12.	Benefit Plans	32
6.13.	Non-competition Agreements	32

i

6.14.	Notification of Certain Matters	32
6.15.	Parent Approval	33
6.16.	Human Resources Issues	33
6.17.	Assistance with Third-Party Agreements	33
6.18.	Shareholder Agreements	34
6.19.	Additional Agreements	34
6.20.	Pre-Closing Adjustments	34
6.21.	Company Stock Options.	34
6.22.	Rights	35
6.23.	Audited Company Financial Statements	35
6.24.	Tax Treatment of the Merger	35
6.25.	Due Diligence	35
6.26.	Diligence Fee	35
6.27.	Severance Arrangements	36
6.28.	Preferred Stock Dividends	36
ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER
7.01.	Conditions to Each Party's Obligation to Effect the Merger	37
7.02.	Conditions to Obligation of the Company	37
7.03.	Conditions to Obligation of Parent	38
ARTICLE VIII TERMINATION
8.01.	Termination	40
8.02.	Effect of Termination and Abandonment	41
ARTICLE IX MISCELLANEOUS
9.01.	Survival	42
9.02.	Waiver; Amendment	42
9.03.	Counterparts	42
9.04.	Governing Law, Jurisdiction and Venue	43
9.05.	Expenses	43
9.06.	Notices	43
9.07.	Entire Understanding; No Third Party Beneficiaries	44
9.08.	Effect	44
9.09.	Severability	44
9.10.	Enforcement of the Agreement	45
9.11.	Interpretation	45
EXHIBIT A	Form of Shareholder Agreement
EXHIBIT A1	List of Shareholders
EXHIBIT B	Form of Company Affiliates Agreement
EXHIBIT C	Form of Non-Competition Agreement
EXHIBIT C1	List of Persons signing Non-Competition Agreements
EXHIBIT D	Form of Agreement to Merge
EXHIBIT E	Form of Severance Agreement
Disclosure Schedule

ii

        AGREEMENT AND PLAN OF MERGER, dated as of April 25, 2002 (this "Agreement"), by and among First National Bank, a national banking association with its principal place of business in San Diego, California (the "Company"), First Community Bancorp, a California corporation ("Parent") and Rancho Santa Fe National Bank, a national banking association ("Parent Bank").

RECITALS

        A.    The Company.    The Company is a national banking association having its principal place of business in San Diego, California.

        B.    Parent.    Parent is a California corporation, having its principal place of business in Rancho Santa Fe, California.

        C.    Parent Bank.    Parent Bank is a national banking association, all of the outstanding capital stock of which is owned by Parent.

        D.    Intentions of the Parties.    It is the intention of the parties to this Agreement that the business combination contemplated hereby be accounted for under the purchase accounting method and be treated as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

        E.    Board Action.    The respective Boards of Directors of each of Parent, Parent Bank and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein.

        F.    Shareholder Agreements.    As a condition to, and simultaneously with, the execution of this Agreement, each of the Persons listed on Exhibit A1 hereto (each, a "Shareholder") is entering into an agreement, in the form of Exhibit A hereto, (collectively, the "Shareholder Agreements") pursuant to which they have agreed, among other things, to vote their shares in favor of this Agreement and the Merger.

        G.    Non-Competition Agreements.    As a condition to, and simultaneously with, the execution of this Agreement each of the Persons listed on Exhibit C1 hereto are entering into non-competition agreements with Parent in the form of Exhibit C, hereto (collectively, the "Non-Competition Agreements").

        NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

        1.01.    Certain Definitions.    The following terms are used in this Agreement with the meanings set forth below:

        "Acquisition Proposal" has the meaning set forth in Section 6.07.

        "Adjusted Shareholders' Equity" has the meaning set forth in Section 7.03(e).

        "Advisory Director" means a director on the Company's Board of Advisors.

        "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

        "Agreement of Merger" has the meaning set forth in Section 2.01(b).

        "ALL" has the meaning set forth in Section 5.03(t).

        "Bank Insurance Fund" means the Bank Insurance Fund maintained by the FDIC.

        "Bank Merger Act" means the Bank Merger Act, as amended.

        "Bank Secrecy Act" means the Currency and Foreign Transaction Reporting Act (31 U.S.C Section 5311 et seq.) as amended.

        "Benefit Plans" has the meaning set forth in Section 5.03(m).

        "BHC Act" means the Bank Holding Company Act of 1956, as amended.

        "Business Combination" has the meaning set forth in Section 3.07.

        "Business Day" means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of California are authorized or obligated to close.

        "California Secretary" means the California Secretary of State.

        "Cash Election" has the meaning set forth in Section 3.03.

        "Cash Proration Factor" has the meaning set forth in Section 3.03.

        "CGCL" means the California General Corporation Law.

        "Closing Financial Statements" has the meaning set forth in Section 7.03.

        "Closing Price" has the meaning set forth in Section 3.03.

        "Code" has the meaning set forth in the recitals to this Agreement.

        "Combination Cash Election" has the meaning set forth in Section 3.03.

        "Combination Stock Election" has the meaning set fort in Section 3.03.

        "Commissioner" means the California Commissioner of Financial Institutions.

        "Community Reinvestment Act" means the Community Reinvestment Act of 1977, as amended.

        "Company" has the meaning set forth in the preamble to this Agreement.

        "Company Affiliates" has the meaning set forth in Section 6.06.

        "Company Articles" means the Articles of Association of the Company, as amended.

        "Company Board" means the Board of Directors of the Company.

        "Company By-Laws" means the By-Laws of the Company.

        "Company Common Stock" means the common stock, par value $1.00 per share, of the Company.

        "Company Loan Property" has the meaning set forth in Section 5.03(o).

        "Company Meeting" has the meaning set forth in Section 6.02.

        "Company OCC Agreement" means the written agreement, dated as of January 18, 2001, between the Company and the OCC.

        "Company Preferred Stock" means the Series A Convertible Preferred Stock, par value $1.00 per share, of the Company.

        "Company Stock" means the Company Common Stock and the Company Preferred Stock.

        "Company Stock Options" means the options to acquire Company Common Stock issued under the Company's Stock Option Plan.

        "Costs" has the meaning set forth in Section 6.11(a).

        "Derivatives Contract" has the meaning set forth in Section 5.03(q).

        "Determination Date" shall mean the date on which the last required approval of a Governmental Entity is obtained with respect to the Merger, without regard to any requisite waiting period.

        "Disclosure Schedule" has the meaning set forth in Section 5.01.

        "Diligence Ending Time" has the meaning set forth in Section 6.25.

        "Diligence Check" has the meaning set forth in Section 6.26.

        "Diligence Fee" has the meaning set forth in Section 6.26.

        "Dissenters' Shares" means shares of Company Stock held by a Company shareholder with respect to which such shareholder, in accordance with the National Bank Act, perfects such shareholder's right to dissent to the Merger.

        "Dissenting Shareholder" means any holder of Dissenters' Shares.

        "Due Diligence Request List" means the list, previously provided by Parent to the Company, containing information requested of the Company by Parent.

        "Effective Date" has the meaning set forth in Section 2.02.

        "Effective Time" has the meaning set forth in Section 2.02.

        "Election" has the meaning set forth in Section 3.03.

        "Election Deadline" has the meaning set forth in Section 3.03.

        "Election Form" has the meaning set forth in Section 3.03

        "Election Form Record Date" has the meaning set forth in Section 3.03.

        "Eligible Participant" has the meaning set forth in Section 6.21.

        "Employees" has the meaning set forth in Section 5.03(m).

        "Environmental Laws" has the meaning set forth in Section 5.03(o).

        "Equal Credit Act" means the Equal Credit Act (15 U.S.C. Section 1691 et seq.) as amended.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" has the meaning set forth in Section 5.03(m).

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

        "Exchange Agent" has the meaning set forth in Section 3.03(a).

        "Exchange Fund" has the meaning set forth in Section 3.06(a).

        "Exchange Ratio" has the meaning set forth in Section 3.02.

        "Fair Housing Act" means the Fair Housing Act (420 U.S.C. Section 3601, et seq.), as amended.

        "FDIC" means the Federal Deposit Insurance Corporation.

        "Federal Reserve Act" means the Federal Reserve Act, as amended.

        "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

        "Floor Price" means $19.97 per share of Parent Common Stock, as quoted on Nasdaq.

        "GAAP" means generally accepted accounting principles.

        "GTB" means the Company's wholly owned subsidiary, Generations Trust Bank, N.A.

        "Governmental Authority" means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

        "GTB Transaction" has the meaning set forth in Section 4.01(a).

        "Hazardous Substance" has the meaning set forth in Section 5.03(o).

        "Home Mortgage Disclosure Act" means the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), as amended.

        "Indemnified Party" has the meaning set forth in Section 6.11(a).

        "Insurance Amount" has the meaning set forth in Section 6.11(b).

        "Insurance Policies" has the meaning set forth in Section 5.03(s).

        "Lien" means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance.

        "Mailing Date" has the meaning set forth in Section 3.03.

        "Material Adverse Effect" means, with respect to Parent or the Company any effect that (i) is material and adverse to the financial position, results of operations, business or prospects of Parent and its Subsidiaries taken as a whole or the Company, as the case may be, or (ii) would materially impair the ability of either Parent or the Company to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by Governmental Authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, (c) changes in general economic conditions affecting banks and their holding companies generally, (d) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP and (e) with respect to the Company the effects of any action or omission taken with the prior consent of Parent.

        "Measuring Date" has the meaning set forth in Section 7.03(e)

        "Merger" has the meaning set forth in Section 2.01(a).

        "Merger Consideration" has the meaning set forth in Section 2.01(a).

        "Minimum Percentage" has the meaning set forth in Section 3.03(c).

        "Nasdaq" means The Nasdaq Stock Market, Inc.'s National Market System.

        "National Bank Act" means the National Bank Act, as amended.

        "National Labor Relations Act" means the National Labor Relations Act, as amended.

        "Non-Competition Agreements" has the meaning set forth in the recitals to this Agreement.

        "OCC" means the Office of the Comptroller of the Currency.

        "Parent Articles" means the Articles of Incorporation of Parent, as amended.

        "Parent Bank" has the meaning set forth in the preamble to this Agreement.

        "Parent Bank Board" means the Board of Directors of Parent Bank.

        "Parent Bank Stock" means the stock, par value $2.50 per share, of Parent Bank.

        "Parent Board" means the Board of Directors of Parent.

        "Parent By-Laws" means the By-Laws of Parent.

        "Parent Common Stock" means the common stock, no par value per share, of Parent.

        "Parent Loan Property" has the meaning set forth in Section 5.04(j).

        "Parent Meeting" has the meaning set forth in Section 6.02.

        "Pension Plan" has the meaning set forth in Section 5.03(m).

        "Per Share Cash Consideration" has the meaning set forth in Section 3.02.

        "Person" means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.

        "Proxy Statement" has the meaning set forth in Section 6.03(a).

        "Registration Statement" has the meaning set forth in Section 6.03(a).

        "Regulatory Authorities" has the meaning set forth in Section 5.03(i).

        "Regulatory Filings" has the meaning set forth in Section 5.03(g).

        "Replacement Option" has the meaning set forth in Section 6.21.

        "Rights" means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person; provided, however, that Rights does not include any Company Stock Options.

        "SEC" means the United States Securities and Exchange Commission.

        "SEC Documents" has the meaning set forth in Section 5.04(g).

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

        "Senior Employee" has the meaning set forth in Section 6.27.

        "Shareholder" has the meaning set forth in the recitals to this Agreement.

        "Shareholder Agreements" has the meaning set forth in the recitals to this Agreement.

        "Stock Amount" has the meaning set forth in Section 3.03.

        "Stock Election" has the meaning set forth in Section 3.03.

        "Stock Option Plan" means the Company's 1998 Incentive Stock Option Plan and Nonqualified Stock Option Plan, as amended.

        "Stock Proration Factor" has the meaning set forth in Section 3.03.

        "Subsidiary" and "Significant Subsidiary" have the meanings ascribed to those terms in Rule 1-02 of Regulation S-X of the SEC.

        "Surviving Bank" has the meaning set forth in Section 2.01(a).

        "Tax" and "Taxes" mean all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, imposed on the income, properties or operations of the Company or its Subsidiary by any taxing authority whether arising before, on or after the Effective Date, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

        "Tax Returns" means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed on or before the Effective Date with respect to any Taxes of the Company.

        "Termination Fee" has the meaning set forth in Section 8.02.

        "Treasury Shares" shall mean shares of Company Stock held by the Company or by Parent or any of its Subsidiaries, in each case other than in a fiduciary (including custodial or agency) capacity or as a result of debts previously contracted in good faith.

        "Trust Instruments" has the meaning set forth in Section 5.03(u).

        "Trust Relationships" has the meaning set forth in Section 5.03(u).

        "Undesignated Shares" has the meaning set forth in Section 3.03.

        "USA Patriot Act" means the USA Patriot Act (Pub. L. No. 107-56).

ARTICLE II

THE MERGER

        2.01.    The Merger    (a) The Combination. At the Effective Time, the Company shall merge with and into Parent Bank (the "Merger"), the separate corporate existence of the Company shall cease and Parent Bank shall survive and continue to exist as a bank, organized under the laws of the United States (Parent Bank, as the Surviving Bank in the Merger, sometimes being referred to herein as the "Surviving Bank"). Parent may, at any time prior to the Effective Time (including, to the extent permitted by applicable law, after the Company's shareholders have approved this Agreement), change the method of effecting the combination of Parent Bank with the Company (including, without limitation, the provisions of this Article 2 and including, without limitation, by electing not to merge the Company with any of its existing Subsidiaries, but rather with a merger subsidiary of Parent) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Company Stock as provided for in this Agreement (the "Merger Consideration"), (ii) adversely affect the tax treatment of the Company's shareholders as a result of receiving the Merger Consideration, (iii) impede or delay consummation of the transactions contemplated by this Agreement or (iv) otherwise be materially prejudicial to the interests of the shareholders of the Company.

        (b)    Filings.    Subject to the satisfaction or waiver of the conditions set forth in Article 7, the Merger shall become effective upon the Effective Date, as specified in the notice filed with the OCC in accordance with OCC regulations. Prior to or contemporaneously with the filing of such notice, an executed agreement of merger ("Agreement of Merger") in form acceptable to the OCC shall be filed pending occurrence of the Effective Date.

        (c)    Articles of Association and By-Laws.    The articles of association and by-laws of the Surviving Bank immediately after the Merger shall be those of Parent Bank as in effect immediately prior to the Effective Time.

        (d)    Directors and Officers of the Surviving Bank.    The directors and officers of Parent Bank immediately after the Merger shall be the directors and officers of Parent Bank immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

        (e)    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in 12 U.S.C. §215a, including any regulations or rules promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Bank, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Bank.

        2.02.    Effective Date and Effective Time.    Subject to the satisfaction or waiver of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the parties shall cause the filings contemplated by Section 2.01 to be made (i) no later than the third Business Day after such satisfaction or waiver or (ii) such other date to which the parties may agree in writing. The Merger provided for herein shall become effective upon such filing or filings or on such date as may be specified therein in accordance with OCC regulations. The date of such effectiveness is herein called the "Effective Date". The "Effective Time" of the Merger shall be the time as set forth in such filing.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

        3.01.    Effect on Capital Stock.    Subject to the other provisions of this Article 3, at the Effective Time of the Merger, by virtue of the Merger and without any additional action on the part of the holders of shares of Parent Common Stock and Parent Bank Stock:

        (a)    Parent Common Stock.    Each share of Parent Common Stock, issued and outstanding immediately prior to the Effective Time of the Merger shall remain an issued and outstanding share of common stock of Parent, and shall not be affected by the Merger;

        (b)    Parent Bank Stock.    Each share of Parent Bank Stock, issued and outstanding immediately prior to the Effective Time of the Merger shall remain an issued and outstanding share of common stock of the Surviving Bank, and shall not be affected by the Merger;

        (c)    Company Common Stock.    Each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time of the Merger (other than Dissenters' Shares and Treasury Shares, as defined below) shall be converted into the right to receive Parent Common Stock or cash as provided in Section 3.02(a);

        (d)    Company Preferred Stock.    Each share of Company Preferred Stock, issued and outstanding immediately prior to the Effective Time of the Merger (other than shares of Dissenters' Shares and Treasury Shares, as defined below) shall be converted into the right to receive Parent Common Stock or cash as provided in Section 3.02(a);

        (e)    Dissenter's Shares.    All shares of Company Stock that are "dissenting shares" within the meaning of 12 U.S.C. 215a ("Dissenters' Shares") shall not be converted into or represent a right to receive Parent Common Stock or cash hereunder unless and until such shares have lost their status as dissenting shares under 12 U.S.C. 215a, at which time such shares shall either be converted into cash or Parent Common Stock pursuant to Section 3.08; and

        (f)    Cancellation of Certain Shares.    Any shares of Company Stock held by Parent (or any of its Subsidiaries) or by the Company, other than those held in a fiduciary capacity or as a result of debts previously contracted ("Treasury Shares"), shall be canceled and retired at the Effective Time of the Merger and no consideration shall be issued in exchange therefore.

        3.02.    Conversion of Company Stock.

        (a)  Subject to the other provisions of this Article 3, each share of Company Stock issued and outstanding immediately prior to the Effective Time of the Merger (other than Dissenters' Shares and

Treasury Shares) shall, by virtue of the Merger, be converted into the right to receive, at the election of the holder thereof as provided in Section 3.03, either:

          (i)    0.5008 of a share of Parent Common Stock (the "Exchange Ratio"); or

          (ii)  cash in the amount of $10.00 (such amount, the "Per Share Cash Consideration");

        (b)  At the Effective Time of the Merger, the stock transfer books of the Company shall be closed as to holders of Company Stock immediately prior to the Effective Time of the Merger and no transfer of Company Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time of the Merger, certificates are properly presented in accordance with Article 3 of this Agreement to the Exchange Agent (as defined in Section 3.03), such certificates shall be canceled and exchanged for certificates representing the number of whole shares of Parent Common Stock, if any, and/or a check representing the amount of cash, if any, into which the Company Stock represented thereby was converted in the Merger, plus any payment for a fractional share of Parent Common Stock.

        3.03.    Election and Proration Procedures.

        (a)    Election Forms and Types of Elections.    An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Company Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent selected by Parent (the "Exchange Agent")) in such form as designated by Parent (the "Election Form") shall be mailed no less than forty days prior to the Effective Time of the Merger or on such other date as Parent and the Company shall mutually agree (the "Mailing Date") to each holder of record of Company Stock as of a date which is at least five Business Days prior to the Mailing Date (the "Election Form Record Date"). Parent shall make available one or more Election Forms as may be reasonably requested by all persons who become holders (or beneficial owners) of Company Stock after the Election Form Record Date and prior to the Election Deadline (as defined herein), and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect (an "Election") to receive either (i) Parent Common Stock (a "Stock Election") with respect to all of such holder's Company Stock, or (ii) cash (a "Cash Election") with respect to all of such holder's Company Stock, or (iii) Parent Common Stock in exchange for a specified number of shares of Company Stock (a "Combination Stock Election") and cash in exchange for a specified number of shares of Company Stock (a "Combination Cash Election"). Any Company Stock (other than Dissenters' Shares or Treasury Shares) with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent, an effective, properly completed Election Form received prior to the Election Deadline shall be deemed to be "Undesignated Shares" hereunder.

        (b)    Proper and Timely Election.    Any Election shall have been properly made and effective only if the Exchange Agent shall have actually received a properly completed Election Form by 5:00 P.M. on the later of the 30th day following the Mailing Date or such other time and date as the Company and Parent may mutually agree (the "Election Deadline"). An Election Form shall be deemed properly completed only if an Election is indicated for each share of Company Stock covered by such Election Form and if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Company Stock covered by such Election Form, together with duly executed transmittal materials included in or required by the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Stock represented by such Election Form shall automatically become Undesignated Shares unless and until a new Election is properly made with respect to such shares on or before the Election Deadline, and

Parent shall cause the certificates representing such shares of Company Stock to be promptly returned without charge to the person submitting the revoked Election Form upon written request to that effect from the holder who submitted such Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any decisions of Parent and Company required by the Exchange Agent and made in good faith in determining such matters shall be binding and conclusive. Neither Parent nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

        (c)    Payment and Proration.    As promptly as practicable but not later than five Business Days after the Effective Time of the Merger, Parent shall cause the Exchange Agent to effect the allocation among the holders of Company Stock of rights to receive Parent Common Stock or cash in the Merger in accordance with the Election Forms as follows:

          (i)    if the aggregate number of shares of Company Stock as to which Stock Elections and Combination Stock Elections shall have effectively been made results in the issuance of 2,762,662 shares of Parent Common Stock (the "Stock Amount") in exchange for shares of Company Stock (assuming all other shares of Company Stock other than Treasury Shares receive the Per Share Cash Consideration), then:

            (A)  Each holder of Company Stock who made an effective Stock Election or Combination Stock Election shall receive the number of shares of Parent Common Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Company Stock covered by such Stock Election or Combination Stock Election; and

            (B)  Each holder of Company Stock who made an effective Cash Election or Combination Cash Election, and each holder of Undesignated Shares shall receive the Per Share Cash Consideration.

          (ii)  if the aggregate number of shares of Company Stock as to which Stock Elections and Combination Stock Elections shall have effectively been made exceeds, and is not approximately equal to the Stock Amount (assuming all other shares of Company Stock other than Treasury Shares receive the Per Share Cash Consideration), then:

            (A)  Each holder of Company Stock who made an effective Cash Election or Combination Cash Election shall receive the Per Share Cash Consideration;

            (B)  All Undesignated Shares shall be deemed to have made Cash Elections; and

            (C)  A stock proration factor (the "Stock Proration Factor") shall be determined by dividing (1) the Stock Amount by (2) the number of shares of Parent Common Stock which would be issued based on the product of the Exchange Ratio and the number of shares of Company Stock with respect to which effective Stock Elections and Combination Stock Elections were made. Each holder of Company Stock who made an effective Stock Election or Combination Stock Election shall be entitled to:

              (I)  the number of shares of Parent Common Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Company Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) the Stock Proration Factor, and

              (II)  cash in an amount equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares of Company Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) one minus the Stock Proration Factor.

          (iii)  if the aggregate number of shares of Company Stock as to which Stock Elections and Combination Stock Elections shall have effectively been made shall be less than the Stock Amount (assuming all other shares of Company Stock other than Treasury Shares receive the Per Share Cash Consideration), then:

            (A)  Each holder of Company Stock who made an effective Stock Election or Combination Stock Election shall receive the number of shares of Parent Common Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Company Stock covered by such Stock Election or Combination Stock Election;

            (B)  The Exchange Agent shall select by lot such number of holders of Undesignated Shares (other than holders of Undesignated Shares who voted against the Merger or gave notice in writing that the holder dissents as required by 12 U.S.C. 215a prior to the meeting of shareholders to be held pursuant to Section 6.02) to receive Parent Common Stock as shall be necessary so that the shares of Parent Common Stock to be received by those holders, when combined with the number of shares for which a Stock Election or Combination Stock Election has been made shall be equal to the Stock Amount. If all of said Undesignated Shares plus all shares as to which Stock Elections and Combination Stock Elections have been made together are less than, and not approximately equal to, the Stock Amount, then:

            (C)  A cash proration factor (the "Cash Proration Factor") shall be determined by dividing (1) the amount which is the difference between (x) the Stock Amount and (y) the number of shares of Parent Common Stock which would be issued based on the product of the Exchange Ratio and the sum of the number of shares of Company Stock with respect to which effective Stock Elections and Combination Stock Elections were made and the number of Undesignated Shares selected pursuant to subparagraph (ii)(B) above by (2) the product of the Exchange Ratio and the number of shares of Company Stock with respect to which effective Cash Elections and Combination Cash Elections were made. Each holder of Company Stock who made an effective Cash Election or Combination Cash Election shall be entitled to:

              (I)  cash equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares of Company Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) one minus the Cash Proration Factor, and

              (II)  the number of shares of Parent Common Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Company Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) the Cash Proration Factor.

          (iv)  Notwithstanding any other provision of this Agreement, if after applying the allocation rules set forth in the preceding subsections of this Section 3.03, the aggregate value of the Parent Common Stock that would be issued pursuant to the Merger (valued at the closing price (excluding after-market trading) of Parent Common Stock on the date on which the Effective Time of the Merger occurs (the "Closing Price")) is less than 45% of the aggregate value of the total consideration (which total consideration shall include cash paid or anticipated to be paid to Dissenting Shareholders) to be paid in exchange for Company Stock (the "Minimum Percentage"), Parent shall be authorized to reallocate, in good faith and in such a manner as it reasonably determines to be fair and equitable, shares of Parent Common Stock and cash among the holders of Company Stock, or to vary the number of shares of Parent Common Stock to be issued in the Merger, in a manner such that the number of shares of Parent Common Stock to be issued in the Merger shall not be less than the Stock Amount and such Stock Amount shall not represent less than the Minimum Percentage.

        (d)    Calculations.    Any calculation of a portion of a share of Parent Common Stock shall be rounded to the nearest ten-thousandth of a share, and any cash payment shall be rounded to the nearest cent. For purposes of this Section 3.03, the shares of Parent Common Stock issued for Company Stock as consideration in the Merger shall be deemed to be "approximately equal" to the Stock Amount if such number is within 1,000 shares of Parent Common Stock of such amount.

        3.04.    Rights as Shareholders; Stock Transfers.    At the Effective Time, holders of Company Stock shall cease to be, and shall have no rights as, shareholders of the Company other than to receive the consideration provided under this Article 3. After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Bank of shares of Company Stock.

        3.05.    No Fractional Shares.    Notwithstanding any other provision hereof, no fractional shares of Parent Common Stock and no certificates or scrip therefore, or other evidence of ownership thereof, will be issued in the Merger; instead, Parent shall pay to each holder of Company Stock who would otherwise be entitled to a fractional share of Parent Common Stock (after taking into account all certificates of Company Stock delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the Closing Price. No holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional share of Parent Common Stock.

        3.06.    Exchange Procedures.    (a) Exchange Agent. No later than the Effective Time of the Merger, Parent shall deposit with the Exchange Agent the number of shares of Parent Common Stock issuable in the Merger and the amount of cash payable in the Merger (the "Exchange Fund"). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.

        (b)    Exchange of Certificates and Cash.    After completion of the allocation procedure set forth in Section 3.03, each holder of a certificate formerly representing Company Stock (other than Dissenters' Shares or Treasury Shares) who surrenders or has surrendered such certificate (or customary affidavits and indemnification regarding the loss or destruction of such certificate), together with duly executed transmittal materials included in or required by the Election Form, to the Exchange Agent shall, upon acceptance thereof be entitled to a certificate representing Parent Common Stock and/or cash into which the shares of Company Stock shall have been converted pursuant hereto, as well as cash in lieu of any fractional shares of Parent Common Stock to which such holder would otherwise be entitled. The Exchange Agent shall accept such Company certificate upon compliance with such reasonable and customary terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal practices. Until surrendered as contemplated by this Section 3.06, each certificate representing Company Stock shall be deemed from and after the Effective Time of the Merger to evidence only the right to receive cash and/or Parent Common Stock, as the case may be, upon such surrender. Parent shall not be obligated to deliver the consideration to which any former holder of Company Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing such shares of Company Stock for exchange as provided in this Article 3. If any certificate for shares of Company Stock, or any check representing cash and/or declared but unpaid dividends, is to be issued in a name other than that in which a certificate surrendered for exchange is issued, the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.

        (c)    Affiliates.    Certificates surrendered for exchange by any person constituting an "affiliate" of Parent for purposes of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged for certificates representing whole shares of Parent Common Stock until Parent has received a written agreement from such person as provided in Section 6.06.

        (d)    No Liability.    Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Company Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

        (e)    Voting and Dividends.    Former shareholders of record of the Company shall not be entitled to vote after the Effective Time of the Merger at any meeting of Parent shareholders until such holders have exchanged their certificates representing Company Stock for certificates representing Parent Common Stock in accordance with the provisions of this Agreement. Until surrendered for exchange in accordance with the provisions of this Section 3.06, each certificate theretofore representing shares of Company Stock (other than Dissenters' Shares and Treasury Shares) shall from and after the Effective Time of the Merger represent for all purposes only the right to receive shares of Parent Common Stock, cash in lieu of fractional shares and/or cash, as set forth in this Agreement. No dividends or other distributions declared or made after the Effective Time of the Merger with respect to Parent Common Stock with a record date after the Effective Time of the Merger shall be paid to the holder of any unsurrendered certificate of Company Stock with respect to the shares of Parent Common Stock represented thereby, until the holder of such certificate of Company Stock shall surrender such certificate. Subject to the effect of applicable laws, following surrender of any such certificates of Company Stock for which shares of Parent Common Stock are to be issued, there shall be paid to the holder of the certificates without interest, (i) the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.05 and the amount of dividends or other distributions with a record date after the Effective Time of the Merger theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

        (f)    Unclaimed Portion of Exchange Fund.    Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for six months after the Effective Time shall be paid to Parent. Any shareholders of the Company who have not theretofore complied with this Article 3 shall thereafter look only to Parent for payment of the shares of Parent Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on Parent Common Stock deliverable in respect of each share of Company Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

        (g)    Withholding Rights.    Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

        3.07.    Anti-Dilution Provisions.    In the event Parent or the Company changes (or establishes a record date for changing) the number of shares of Parent Common Stock or Company Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Parent Common Stock or Company Stock, as the case may be, and the record date therefore shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted. If, between the date hereof and the Effective Time, Parent shall merge, be acquired or consolidate with, by or into any other corporation (a "Business Combination")

and the terms thereof shall provide that Parent Common Stock shall be converted into or exchanged for the shares of any other corporation or entity, then provision shall be made as part of the terms of such Business Combination so that shareholders of the Company who would be entitled to receive shares of Parent Common Stock pursuant to this Agreement shall be entitled to receive, in lieu of each share of Parent Common Stock issuable to such shareholders as provided herein, the same kind and amount of securities or assets as shall be distributable upon such Business Combination with respect to one share of Parent Common Stock (provided that nothing herein shall be construed so as to release the acquiring entity in any such Business Combination from its obligations under this Agreement as the successor to Parent).

        3.08.    Dissenters' Rights.    (a) Any Dissenting Shareholder who shall be entitled to be paid the value of such shareholder's shares of Company Stock, as provided in 12 U.S.C. 215a, shall not be entitled to the Merger Consideration in respect thereof provided for under Section 3.01 unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder's right to dissent from the Merger under the National Bank Act, and shall be entitled to receive only the payment provided for by 12 U.S.C. 215a with respect to such Dissenters' Shares.

        (b)  If any Dissenting Shareholder shall fail to perfect or shall have effectively withdrawn or lost such right to dissent, each share of Company Stock of such Dissenting Shareholder shall be deemed to be an Undesignated Share and shall be converted at Parent's discretion into the right to receive the Per Share Cash Consideration or such number of shares of Parent Common Stock calculated pursuant to Subsection 3.03(c)(iii) by Parent to be necessary or appropriate to preserve the status of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE IV

ACTIONS PENDING ACQUISITION

        4.01.    Forebearances of the Company.    From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Parent, the Company will not and will cause each of its Subsidiaries not to:

        (a)    Ordinary Course.    Except as set forth in Schedule 4.01(a) of the Disclosure Schedule, and pursuant to the terms of Section 6.17 hereof, conduct the business of the Company other than in the ordinary and usual course or fail to use its best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, take any action that would adversely affect or delay the ability of the Company, Parent or any Subsidiaries of Parent to perform any of their obligations on a timely basis under this Agreement, or take any action that would be reasonably likely to have a Material Adverse Effect on the Company. Notwithstanding anything to the contrary, the Company shall be entitled to sell all or substantially all of the trust and fiduciary assets of GTB and the Company to a third party (the "GTB Transaction"), provided that Parent shall be entitled to review in advance of the execution thereof the final, written terms and agreement for the GTB Transaction and neither the Company nor GBT shall proceed with the GTB Transaction or execute any definitive agreement therefor without the prior consent of Parent. The Company shall not enter into any Item Processing Services Agreement between Union Bank of California and the Company or any similar agreement without prior written consent of Parent.

        (b)    Capital Stock.    Other than pursuant to the Rights and Company Stock Options set forth in Schedule 4.01(b) of the Disclosure Schedule and outstanding on the date hereof (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock or any Rights, (ii) enter into any agreement with respect to the foregoing or (iii) permit any additional shares of stock to become subject to grants of employee or director stock options, other Rights or similar stock-based employee rights. Notwithstanding the foregoing, the Company shall be entitled to amend any agreements existing prior to the date hereof covering such Rights which are outstanding and exercisable (as of the date hereof or pursuant to the terms of this Agreement) to provide for the cashless exercise of such Rights, provided, that no other material provisions of such agreements are amended except to the extent necessary to effectuate such cashless exercise provision.

        (c)    Dividends; Etc.    (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

        (d)    Compensation; Employment Agreements; Etc.    Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of the Company or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, provided that no such increase shall result in an annual adjustment of more than 5%, (ii) for other changes that are required by applicable law, (iii) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 4.01(d) of the Disclosure Schedule, (iv) for grants of awards to newly hired employees consistent with past practice, or (v) notwithstanding anything listed on Schedule 5.03(m)(vii) to the Disclosure Schedule, make any payments that could be categorized a "parachute payment" (as described in Section 5.03(m)(vii)). The Company shall not terminate the employment of any Senior Employee without the prior consent of Parent.

        (e)    Hiring.    Hire any person as an employee of the Company or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 4.01(e) of the Disclosure Schedule and (ii) persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of the Company, other than any person to be hired who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis of more than $50,000.

        (f)    Benefit Plans.    Enter into, establish, adopt or amend (except (i) as may be required by applicable law or (ii) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 4.01(f) of the Disclosure Schedule) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of the Company or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

        (g)    Dispositions.    Except as set forth in Schedule 4.01(g) of the Disclosure Schedule, as permitted by Section 4.01(a) and in accordance with Section 6.17, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that, together with all other such transactions, is not material to the Company.

        (h)    Acquisitions.    Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company.

        (i)    Capital Expenditures.    Except as set forth in Schedule 4.01(i) of the Disclosure Schedule, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $20,000 individually or $100,000 in the aggregate.

        (j)    Governing Documents.    Amend the Company Articles or Company By-Laws or amend the charter or other organizational documents of any Subsidiary of the Company.

        (k)    Accounting Methods.    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP.

        (l)    Contracts.    Except as set forth in Schedule 4.01(l) of the Disclosure Schedule, as permitted under Section 4.01(a) or in accordance with Section 6.16, enter into, renew or terminate, or make any payment not then required under, any contract or agreement that calls for aggregate annual payments of $25,000 or more and which is not terminable at will or with 60 days or less notice without payment of a premium or penalty, other than loans and other transactions made in the ordinary course of the banking business.

        (m)    Claims.    Enter into any settlement or similar agreement with respect to, or take any other significant action with respect to the conduct of, any action, suit, proceeding, order or investigation to which the Company or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by the Company or any of its Subsidiaries of an amount, individually or for all such settlements, that is material to the Company and/or would impose any material restriction on the business of the Surviving Bank or create precedent for claims that are reasonably likely to be material to the Company.

        (n)    Adverse Actions.    (a) Take any action which could result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article 7 not being satisfied or (iii) a material violation of any provision of this Agreement except as may be required by applicable law or regulation.

        (o)    Risk Management.    Except as required by applicable law or regulation or the OCC, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

        (p)    Indebtedness.    Incur any indebtedness for borrowed money (other than deposits, Federal Funds borrowings and borrowings from the Federal Home Loan Bank of San Francisco) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

        (q)    Loans.    Make any loan, loan commitment or renewal or extension thereof to any Person which would, when aggregated with all outstanding loans, commitments for loans or renewals or extensions thereof made to such Person and any affiliate or immediate family member of such Person, exceed $500,000 (or $1,000,000 in the case of renewals of existing, passed rated credit) without submitting complete loan package information to the chief credit officer of Parent for review with a right of comment at least two full Business Days prior to taking such action.

        (r)    Investments.    (i) Other than in the ordinary course of business consistent with past practice in individual amounts not to exceed $500,000 or in securities transactions as provided in (ii) below, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any Person or (ii) other than purchases of direct obligations of the United States of America or obligations of U.S. government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of two years or less, purchase or acquire securities of any type; provided, however, that in the case of investment securities, the Company may purchase investment securities if, within five Business Days after the Company requests in writing (which shall describe in detail the investment securities to be purchased and the price thereof) that Parent consent to making of any such purchase, Parent has approved such request in writing or has not responded in writing to such request.

        (s)    Taxes.    Take any action which would materially adversely affect the tax position of the Company or its successor after the Merger.

        (t)    Commitments.    Agree or commit to do any of the foregoing.

        4.02.    Forebearances of Parent.    From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of the Company, Parent will not, and will cause each of its Subsidiaries not to:

        (a)    Ordinary Course.    Take any action reasonably likely to have an adverse effect on Parent's ability to perform any of its material obligations under this Agreement.

        (b)    Adverse Actions.    Knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article 7 not being satisfied or (iii) a material violation of any provision of this Agreement except as may be required by applicable law or regulation.

        (c)    Commitments.    Agree or commit to do any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

        5.01.    Disclosure Schedules.    At least three Business Days prior to the date hereof, the Company shall have delivered to Parent a schedule (the "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or to one or more of its covenants contained in Article 4. Items listed on the Disclosure Schedule shall only be considered exceptions to the specific Sections for which such item is scheduled.

        5.02.    Standard.    No representation or warranty of the Company, Parent or Parent Bank contained in Sections 5.03 or 5.04, respectively, shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04, has had or is reasonably likely to have a Material Adverse Effect on the party making such representation or warranty.

        5.03.    Representations and Warranties of the Company.    Subject to Sections 5.01 and 5.02 and except as set forth in the Disclosure Schedule with respect to a particular Section, the Company hereby represents and warrants to Parent and Parent Bank:

        (a)    Organization, Standing and Authority.    The Company is a nationally chartered banking association. The Company is duly licensed by the OCC as a commercial bank and its deposits are insured by the FDIC through the Bank Insurance Fund in the manner and to the fullest extent provided by law. GTB is a wholly owned subsidiary of the Company and a national banking association. GTB is duly licensed by the OCC to engage in trust activities. The Company and each Subsidiary of the Company is duly qualified to do business in the State of California and any other foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

        (b)    Company Capital Stock.    As of the date hereof, the authorized capital stock of the Company consists of 60,000,000 shares of Company Common Stock, of which 9,812,298 shares are issued and outstanding (which amount includes certain Bank of Southern California shares of common stock convertible into 19,300 shares of Company Common Stock and 139,260 shares of Company Common Stock issued on March 31, 2002 as a result of a dividend on the Company Preferred Stock), and 5,000,000 shares of preferred stock, of which 1,412,202 shares of Company Preferred Stock are issued and outstanding. As of the date hereof, no shares of the Company Stock were held in treasury by the Company or otherwise owned by the Company. The outstanding shares of Company Stock have been duly authorized and are validly issued and outstanding, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Section 5.03(b) of the Disclosure Schedule sets forth for each Company Stock Option the name of the grantee, the date of the grant, the expiration date of such Company Stock Options, the type of grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of Company Stock subject to each option, the number and type of shares subject to options that are currently exercisable and the exercise price per share. Section 5.03(b) of the Disclosure Schedule sets forth for each outstanding Right the name of the holder of the Right, the number of shares of Company Stock subject to such Right, the number and type of shares subject to such Right and the exercise price per share. Except as set forth in this Section 5.03(b), as of the date hereof, there are no shares of Company Stock authorized and reserved for issuance, the Company does not have any Rights issued or outstanding with respect to Company Stock, and the Company does not have any commitment to authorize, issue or sell any Company Stock or Rights, except pursuant to this Agreement. Each share of Company Preferred Stock is convertible into one share of Company Common Stock. The Company Preferred Stock, without any action on the part of a holder of Company Preferred Stock, is not automatically convertible into Company Common Stock as a result of the Merger and the transactions contemplated hereby.

        (c)    Subsidiaries.

          (i)    Other than GTB, Bankshares Service Corporation, and F.N. Financial Services, the Company has no Subsidiaries. Each Subsidiary is a wholly owned Subsidiary of the Company.

          (ii)  The Company does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person or any interests of any Person or any interest in a partnership or joint venture of any kind.

        (d)    Corporate Power.    The Company and each Subsidiary of the Company has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and the Company has the corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

        (e)    Corporate Authority.    As of the date hereof, with respect to each of clauses (i), (ii) and (iii) below, the Company's board of directors, by resolutions duly adopted by unanimous vote at a meeting duly called and held, has duly (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement the Merger and (iii) recommended that its shareholders approve this Agreement and the Merger and that such matter be submitted for consideration by its shareholders at a meeting of such shareholders. The Company has duly executed and delivered this Agreement and this Agreement is a valid and legally binding obligation of the Company, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). The Company Board has received the written opinion of Keefe,

Bruyette & Woods, Inc. to the effect that as of the date hereof the Merger Consideration is fair to the holders of Company Stock from a financial point of view.

        (f)    Regulatory Approvals; No Violations.    (i) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Company or any Subsidiary of the Company in connection with the execution, delivery or performance by the Company of this Agreement or to consummate the Merger except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board, the FDIC, the OCC and any other Regulatory Authority, as may be required (including as may be required under the Company OCC Agreement), (B) filings with state securities authorities and (C) the approval of this Agreement by the holders of two-thirds of the outstanding shares of the Company Stock, voting as a single class on an as-converted basis. As of the date hereof, the Company is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

          (ii)  Subject to receipt of the approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries or any of its respective properties is subject or bound, (B) constitute a breach or violation of, or a default under, the articles of association or by-laws (or similar governing documents) of the Company or any of its Subsidiaries or (C) subject to any requirements or conditions as a result of the Company OCC Agreement, require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

        (g)    Financial Reports; Undisclosed Liabilities.    (i) The consolidated balance sheet of the Company as of December 31, 2001, and the related consolidated statements of income, cash flow and changes in financial position of the Company for the three years then ended, audited by KPMG, LLP, fairly present the financial position of the Company and its Subsidiaries as of such dates and the results of the operations of the Company for the periods then ended, all in accordance with GAAP consistently applied (or in accordance with regulatory accounting principles to the extent different from GAAP and required by a Regulatory Authority to which the Company is subject). The books and records of the Company have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

          (ii)  The Company and each Subsidiary of the Company has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2001 with (A) the FDIC (in the case of any Subsidiary of the Company, if applicable) and (B) any other Regulatory Authority (collectively, the "Regulatory Filings") and all other material report and statements required to be filed by it since December 31, 1999, including, without limitation, any report or statement required to be filed pursuant to the laws of the United States and the rules and regulations of the FDIC and any other Regulatory Authority, and has paid all fees and assessments due and payable in connection therewith. As of their respective dates, such reports, registrations and statements complied in all material respects with all the laws, rules and regulations of the applicable Regulatory Agency with which they were filed.

          (iii)  Since December 31, 2001, the Company has not incurred any liability other than in the ordinary course of business consistent with past practice.

          (iv)  Since December 31, 2001, (A) the Company and each Subsidiary of the Company has conducted its business in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.03 or otherwise), has had or could be reasonably likely to have a Material Adverse Effect with respect to the Company.

        (h)    Litigation.    Except as set forth on Schedule 5.03(h) to the Disclosure Schedule, no litigation, claim or other proceeding before any court or governmental agency is pending against the Company or any of its Subsidiaries and, to the Company's knowledge, no such litigation, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, claim or other proceeding.

        (i)    Regulatory Matters.    (i) Except as set forth on Schedule 5.03(i) to the Disclosure Schedule, neither the Company nor any Subsidiary of the Company is, directly or indirectly, party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the FDIC) or the supervision or regulation of it (collectively, the "Regulatory Authorities"). The Company has paid all assessments made or imposed by any Regulatory Authority.

          (ii)  Neither the Company nor any Subsidiary of the Company has been advised by, nor does it have any knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

        (j)    Compliance With Laws.    Except as set forth on Schedule 5.03(j) to the Disclosure Schedule, the Company and each Subsidiary of the Company:

          (i)    is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, Title III of the USA Patriot Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

          (ii)  has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Company's knowledge, no suspension or cancellation of any of them is threatened; and

          (iii)  has received, since December 31, 1999, no notification or communication from any Governmental Authority (A) asserting that the Company or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the Company's knowledge, do any grounds for any of the foregoing exist).

        (k)    Material Contracts; Defaults.    Except as set forth on Schedule 5.03(k) to the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a "material contract" within the meaning of Item 601(b)(10) of the SEC's Regulation S-K or (ii) that materially restricts the conduct of business by the Company. Except as set forth on Schedule 5.03(k) to the Disclosure Schedule, neither the Company nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by the Company or any of its Subsidiaries is currently outstanding. Schedule 5.03(k) of the Disclosure Schedule also sets forth a true and complete list of all third party consents or waivers required to be obtained so as not to be in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which the Company or any of its Subsidiaries is a party as a result of the transaction contemplated hereby.

        (l)    No Brokers.    No action has been taken by the Company or any of its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, except as set forth in Schedule 5.03(l) to the Disclosure Schedule.

        (m)    Employee Benefit Plans.    (i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company (the "Employees") and current or former directors of the Company or any of its Subsidiaries including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the "Benefit Plans"), are set forth in Schedule 5.03(m) to the Disclosure Schedule. True and complete copies of all Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans and all amendments thereto have been provided or made available to Parent.

          (ii)  All Benefits Plans, to the extent subject to ERISA, are in substantial compliance with ERISA. Except as set forth on Schedule 5.03(m)(ii) to the Disclosure Schedule, each Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under Section 401(a) of the Code does so qualify, and the Company has received a favorable determination letter from the Internal Revenue Service with respect to such qualification, and neither the Company nor any of its Subsidiaries is aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. There is no material pending or threatened litigation relating to the Benefits Plans. Neither Company nor any of its Subsidiaries has engaged in a transaction with respect to any Benefit Plan or Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

          (iii)  No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by it, or the single-employer plan of any entity which is considered one employer with the Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"). Neither the Company nor any of its Subsidiaries has incurred, and nor does it expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement.

          (iv)  All contributions required to be made under the terms of any Benefit Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an

  "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither the Company nor any of its Subsidiaries has provided, nor is it required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

          (v)  Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities," within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Pension Plan's most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition of such Plan since the last day of the most recent plan year.

          (vi)  Neither Company nor or any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Plan. The Company or any of its Subsidiaries, as the case may be, may amend or terminate any such Benefit Plan at any time without incurring any liability thereunder.

          (vii) Except as set forth on Schedule 5.03(m)(vii) to the Disclosure Schedule, none of the execution of this Agreement, shareholder approval of this Agreement or consummation of the transactions contemplated by this Agreement will (A) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Benefit Plans or (D) result in any payment that would be a "parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future. Schedule 5.03(m)(vii) to the Disclosure Schedule categorizes any such exceptions according to the categories above and sets forth the amounts of any such payments to the persons listed thereon.

        (n)    Labor Matters.    Neither the Company nor any Subsidiary of the Company is a party to nor bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any Subsidiary of the Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or, to the Company's knowledge, threatened, nor is the Company or any Subsidiary of the Company aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

        (o)    Environmental Matters.    (i) The Company and each Subsidiary of the Company has complied at all times with applicable Environmental Laws; (ii) no real property (including buildings or other structures) currently or formerly owned or operated by the Company or any Subsidiary of the Company, or any property in which the Company or any of its Subsidiaries has held a security interest, Lien or a fiduciary or management role ("Company Loan Property"), has been contaminated with, or has had any release of, any Hazardous Substance that could reasonably be expected to result in liability to the Company or any of its Subsidiaries arising out of any Environmental Law; (iii) neither the Company nor any Subsidiary of the Company could be deemed the owner or operator of any Company Loan Property under any Environmental Law which such Company Loan Property has been contaminated with, or has had any release of, any Hazardous Substance; (iv) neither the Company nor any Subsidiary of the Company is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither the Company nor any Subsidiary of the Company has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (vi) neither the Company nor any Subsidiary of the Company is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; (vii) there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving the Company or any Subsidiary of the Company, any currently or formerly owned or operated property, or any Company Loan Property, that could reasonably be expected to result in any claims, liability or investigations against the Company or any Subsidiary of the Company, result in any restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any Company Loan Property and (viii) the Company has made available to Parent copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to the Company and each Subsidiary of the Company, and any currently or formerly owned or operated property or any Company Loan Property.

        As used herein, the term "Environmental Laws" means any federal, state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance and the term "Hazardous Substance" means any substance in any concentration that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (C) any other substance which is or may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

        (p)    Tax Matters.    (i) (A) All Tax Returns that are required to be filed on or before the Effective Date (taking into account any extensions of time within which to file which have not expired) by or with respect to the Company or any Subsidiary of the Company, have been or will be timely filed on or before the Effective Date, (B) all such Tax Returns are or will be true and complete in all material respects, (C) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been or will be timely paid in full, (D) the Tax Returns referred to in clause (A) have been examined by the Internal Revenue Service or the appropriate Tax authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (E) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (F) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending and (G) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of the Company or any Subsidiary of the Company.

          (ii)  The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and any Subsidiary of the Company for each of the three most recent fiscal years ended on or before December 31, 2001.

          (iii)  Neither the Company nor any Subsidiary of the Company has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the Regulatory Filings filed prior to the date hereof in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Regulatory Filings filed on or prior to the date hereof.

          (iv)  Neither the Company nor any Subsidiary of the Company is a party to any Tax allocation or sharing agreement, is not and has never been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group the common parent of which is or was the Company) or otherwise has any liability for the Taxes of any Person.

          (v)  No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any Subsidiary of the Company.

          (vi)  As of the date hereof, the Company has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          (vii) (A) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transaction contemplated by this Agreement and (B) all Taxes that the Company or any Subsidiary of the Company is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required by applicable law, have been paid to the proper Governmental Authority or other Person.

        (q)    Risk Management Instruments.    Neither the Company nor any Subsidiary of the Company is a party to nor has it agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivatives contract (including various combinations thereof) (each, a "Derivatives Contract") or owns securities that (i) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance. All of such Derivatives Contracts or other instruments, are legal, valid and binding obligations of the Company or a Subsidiary of the Company, as the case may be, enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally), and are in full force and effect. The Company and each Subsidiary of the Company has duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, to the Company's knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which have had or could reasonably be expected to have a Material Adverse Effect on the Company.

        (r)    Books and Records.    The books and records of the Company and each Subsidiary of the Company have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the financial position of the Company and each Subsidiary of the Company, as the case may be.

        (s)    Insurance.    Schedule 5.03(s) to the Disclosure Schedule sets forth a true and complete list of all of the insurance policies, binders, or bonds maintained by the Company or any Subsidiary of the Company ("Insurance Policies"). The Company and each Subsidiary of the Company is insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; neither the Company nor any Subsidiary of the Company is not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

        (t)    Allowance For Loan Losses.    The Company's Allowance for Loan Losses ("ALL") is, and shall be as of the Effective Date, in compliance with the Company's existing methodology for determining the adequacy of its ALL as well as the standards established by applicable Governmental

Authorities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

        (u)    Trust Business.    Except as set forth in Schedule 5.03(u) to the Disclosure Schedule, (i) each of the relationships between the Company and/or GTB and another Person which constitute the trust business conducted by GTB or any other the trust business of the Company (whether GTB or the Company acts or has acted as trustee, agent, fiscal agent, escrow agent, custodian or in another similar capacity) (the "Trust Relationships") is governed by a written agreement, contract, indenture, instrument of trust or other similar document (the "Trust Instruments") and all of the Trust Instruments that are presently in effect are in the possession of the Company and have been made, or are, available to Parent and no Trust Instrument has been amended except by an instrument in writing; (ii) each Trust Relationship has been conducted, operated and managed by the Company in accordance with the terms of the governing Trust Instrument and applicable law.

        (v)    Real Property.    (i) Schedule 5.03(v) to the Disclosure Schedule contains a complete and correct list of (A) all real property or premises owned on the date hereof, in whole or in part by the Company or any Subsidiary of the Company and all indebtedness secured by any encumbrance thereon, and (B) all real property or premises leased in whole or in part by the Company or any Subsidiary of the Company and together with a list of all applicable leases and the name of the lessor. None of such premises or properties have been condemned or otherwise taken by any public authority and no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, contract or law which might affect its use or value for the purposes now made of it. None of the premises or properties of the Company or any Subsidiary of the Company is subject to any current or potential interests of third parties or other restrictions or limitations that would impair or be inconsistent in any material respect with the current use of such property by the Company or any Subsidiary of the Company, as the case may be.

          (ii)  Each of the leases referred to in the Disclosure Schedule is valid and existing and in full force and effect, and no party thereto is in default and no notice of a claim of default by any party has been delivered to the Company or any Subsidiary of the Company or is now pending, and there does not exist any event that with notice or the passing of time, or both, would constitute a default or excuse performance by any party thereto, provided that with respect to matters relating to any party other than the Company or any Subsidiary of the Company, the foregoing representation is based on the knowledge of the Company and the knowledge of each Subsidiary of the Company.

        (w)    Title.    The Company and each Subsidiary of the Company has good title to its properties and assets (other than (i) property as to which it is lessee and (ii) real estate owned as a result of foreclosure, transfer in lieu of foreclosure or other transfer in satisfaction of a debtor's obligation previously contracted) except (1) statutory liens not yet delinquent which are being contested in good faith by appropriate proceedings, and liens for taxes not yet due, (2) pledges of assets in the ordinary course of business to secure public deposits, (3) for those assets and properties disposed of for fair value in the ordinary course of business since the date of the Company's call report dated as of and for the year ended December 31, 2001 and (4) defects and irregularities of title and encumbrances that do not materially impair the use thereof for the purposes for which they are held.

        5.04.    Representations and Warranties of Parent.    Subject to Section 5.02, Parent hereby represents and warrants to the Company as follows:

        (a)    Organization, Standing and Authority.    Parent is duly organized, validly existing and in good standing under the laws of the State of California. Parent is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Parent has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

        (b)    Parent Stock.    (i) As of the date hereof, the authorized capital stock of Parent consists solely of 15,000,000 shares of Parent Common Stock, of which no more than 7,600,000 shares are issued and outstanding, and 5,000,000 shares of Parent Preferred Stock, of which no shares are issued and outstanding.

          (ii)  As of the date hereof, the authorized capital stock of Parent Bank consists of 3,350,000 shares of Parent Bank Stock, of which 2,488,800 are issued and outstanding.

          (iii)  The shares of Parent Common Stock to be issued in exchange for shares of Company Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right. The shares of Parent Common Stock to be issued in exchange for shares of Company Stock in the Merger will be issued (x) pursuant to an effective registration statement and (y) pursuant to effective registrations or exemptions under state securities laws, as applicable.

        (c)    Subsidiaries.    Each of Parent's Significant Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and it owns, directly or indirectly, all the issued and outstanding equity securities of each of its Significant Subsidiaries. Each of the Parent's Significant Subsidiaries is duly licensed by the OCC, and each of their deposits are insured by the Bank Insurance Fund in the manner and to the fullest extent provided by law.

        (d)    Corporate Power.    Parent and each of its Significant Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; each of Parent and Parent Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby; and Parent has the corporate power and authority to execute, deliver and perform its obligations to consummate the transactions contemplated thereby.

        (e)    Corporate Authority.    This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Parent, the Parent Board, Parent Bank and the Parent Bank Board. This Agreement has been duly executed and delivered by each of Parent and Parent Bank and this Agreement is a valid and legally binding agreement of Parent and Parent Bank enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

        (f)    Regulatory Approvals; No Violations.    (i) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Parent or any of its Subsidiaries in connection with the execution, delivery or performance by Parent or Parent Bank of this Agreement or to consummate the Merger except for (A) filings of applications or notices with and approvals or waivers by the Federal Reserve Board, the FDIC, the OCC, the California Secretary and the Commissioner, as may be required, (B) filings with the SEC and state securities authorities, (C) the approval of the listing on Nasdaq of the Parent Common Stock to be issued in the Merger, (D) such filings as are required to be made or approvals as are required to be obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of Parent Common Stock in the Merger, and (E) the filing of the executed Agreement of Merger with the OCC. As of the date hereof, Parent is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

          (ii)  Subject to receipt, or the making, of the consents, approvals and filings referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement by Parent and Parent Bank and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or Agreement, indenture or instrument of Parent or of any of its Subsidiaries or to which Parent or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the articles of incorporation or by-laws (or similar governing documents) of Parent or any of its Subsidiaries or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

        (g)    Financial Reports and SEC Documents; Material Adverse Effect.    (i) Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2001 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, Parent's "SEC Documents") with the SEC, as of the date filed or to be filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Parent and its Subsidiaries as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of Parent and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein.

          (ii)  Since December 31, 2001, Parent and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Parent or its Subsidiaries.

        (h)    Litigation.    No litigation, claim or other proceeding before any court or governmental agency is pending against Parent or its Subsidiaries and, to Parent's knowledge, no such litigation, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, claim or other proceeding.

        (i)    No Brokers.    Except for a fee paid to Castle Creek Financial LLC, no action has been taken by Parent or its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement.

        (j)    Environmental Matters.    (i) Parent and its Subsidiaries have complied at all times with applicable Environmental Laws; (ii) no real property (including buildings or other structures) currently or formerly owned or operated by Parent or any of its Subsidiaries, or any property in which Parent or any of its Subsidiaries has held a security interest, Lien or a fiduciary or management role ("Parent Loan Property"), has been contaminated with, or has had any release of, any Hazardous Substance;

(iii) neither Parent nor any of its Subsidiaries could be deemed the owner or operator of any Parent Loan Property under any Environmental Law which such Parent Loan Property has been contaminated with, or has had any release of, any Hazardous Substance; (iv) neither Parent nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither Parent nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (vi) neither Parent nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; and (vii) to Parent's knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving Parent or its Subsidiaries, any currently or formerly owned or operated property, or any Parent Loan Property, that could reasonably be expected to result in any claims, liability or investigations against Parent or its Subsidiaries, result in any restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any Parent Loan Property.

        (k)    Insurance.    Parent and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Parent reasonably has determined to be prudent in accordance with industry practices.

ARTICLE VI

COVENANTS

        6.01.    Reasonable Best Efforts.    Subject to the terms and conditions of this Agreement, each of the Company, Parent and Parent Bank agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Article 7 hereof, and shall cooperate fully with the other party hereto to that end.

        6.02.    Shareholder Approval.    Each of Parent and the Company agrees to take, in accordance with applicable law and the Parent Articles and Parent By-laws or Company Articles and Company By-Laws, as the case may be, all action necessary to convene as soon as reasonably practicable a meeting of its respective shareholders to consider and vote upon (i) in the case of Parent, the approval of the issuance of Parent Common Stock as contemplated by this Agreement, and (ii) in the case of Parent and the Company, the approval of this Agreement and the Merger and any other matters required to be approved by such entity's shareholders for consummation of the Merger (including any adjournment or postponement, the "Parent Meeting" and the "Company Meeting", respectively), in the case of both the Parent Meeting and the Company Meeting, and in no event later than 45 calendar days after the Registration Statement is declared effective. Except with the prior approval of Parent, no other matters shall be submitted for the approval of the Company shareholders. The Company Board shall at all times prior to and during the Company Meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its shareholders; provided that nothing in this Agreement shall prevent the Company Board from withholding, withdrawing, amending or modifying its recommendation if the Company Board determines, after consultation with its outside counsel, that such action is legally required in order for the directors to comply with their fiduciary duties to the Company shareholders under applicable law; provided, further, that Section 6.07 shall govern the withholding, withdrawing, amending or modifying of such recommendation in the circumstances described therein. The Company covenants and agrees that the Company Meeting shall be held and shall conclude prior to the occurrence of the Parent Meeting.

        6.03.    Registration Statement.    (a) Parent agrees to prepare a registration statement on Form S-4 or other applicable form (the "Registration Statement") to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the "Proxy Statement") and all related documents). The Company shall prepare and furnish such information relating to it and its directors, officers and shareholders as may be reasonably required in connection with the above-referenced documents based on its knowledge of and access to the information required for said documents, and the Company shall have the right to review such Registration Statement not less than five days prior to its filing. The Company agrees to cooperate with Parent and Parent's counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Proxy Statement. Provided that the Company has cooperated as described above, Parent agrees to file, or cause to be filed, the Registration Statement and the Proxy Statement with the SEC as promptly as reasonably practicable but in no event later than 60 days after the date hereof. Each of the Company and Parent agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Parent also agrees to use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, the Company shall promptly mail at its expense the Proxy Statement to its shareholders.

        (b)  Each of the Company and Parent agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and the Proxy Statement and any amendment or supplement thereto shall, at the date of mailing to shareholders and at the time of the Company Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of the Company and Parent further agrees that if such party shall become aware prior to the Effective Date of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement

        (c)  Parent agrees to advise the Company, promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent Parent is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

        6.04.    Press Releases.    The Company and Parent shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of Nasdaq. The Company and Parent shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party. Each of Parent, Parent

Bank and the Company agree that the Closing of this Agreement is subject to a number of contingencies, including, among other conditions, the completion of additional due diligence which until such time makes the probability of such Closing uncertain. The parties hereto covenant and agree that, subject to the conditions and exceptions set forth above, no announcement, via press release or otherwise, shall be made regarding the execution of this Agreement until the Diligence Ending Time has occurred.

        6.05.    Access; Information.    (a) The Company agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Parent and Parent's officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel and to such other information as Parent may reasonably request and, during such period, it shall furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request.

        (b)  Without limiting the generality of Section 6.05(a), prior to the Effective Time, Parent, Parent Bank and their respective representatives shall have the right to conduct a review to determine (i) that the assets, books, records and operations of the Company are in satisfactory condition and will not in a material way adversely impact Parent or Parent Bank after consummation of the transactions contemplated hereby and (ii) the accuracy of the representations and warranties and the satisfaction of the conditions to closing as provided hereunder.

        (c)  The Company agrees that, subject to applicable laws, it shall cooperate in good faith with Parent on mutually agreed operating issues which the parties agree have priority.

        (d)  Parent agrees that, upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the Company and its authorized representatives such access to Parent's personnel as the Company may reasonably request.

        (e)  Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party shall keep confidential, and shall cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from publicly available sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, (i) each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same; (ii) neither the Company on the one hand, nor Parent or Parent Bank on the other hand, shall, and each of the parties shall cause its respective Subsidiaries and representatives not to, use any confidential information to solicit customers of the other party; and (iii) for one year after such termination, neither the Company on the one hand, nor Parent or Parent Bank on the other shall, and each of the parties shall cause its respective Subsidiaries and representatives not to, solicit the services of any employee of such other party for purposes of engaging them as an employee, agent, consultant or independent contractor of such soliciting party, provided, however, that neither party will be barred from retaining the services, in any capacity, of any current employee of the other party in the event such employee approaches such party with the intent of securing employment with such party. Notwithstanding the foregoing, nothing herein shall prevent the parties hereto from any general advertising or recruitment activities not directed specifically at the employees of the other party hereto. No investigation by any party of the business and affairs of any other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any party's obligation to consummate the transactions contemplated by this Agreement.

        6.06.    Affiliates.    The Company shall cooperate to use its reasonable best efforts to identify those Persons who may be deemed to be "affiliates" of the Company within the meaning of Rule 145 promulgated by the SEC under the Securities Act or SEC Accounting Releases 130 and 135 (such Persons being "Company Affiliates"). The Company shall use its reasonable best efforts to cause each Person so identified to deliver to Parent, no later than 40 days prior to the Effective Date, a written agreement (which agreement shall be substantially in the form of Exhibit B).

        6.07.    Acquisition Proposals.    The Company agrees that its officers or directors shall not, and that it shall direct and use its reasonable best efforts to cause its employees, agents and representatives not to, directly or indirectly, initiate, solicit or otherwise encourage any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or substantially all of the assets of the Company or more than 10% of the outstanding equity securities, of the Company (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). The Company further agrees that neither the Company nor any of its officers and directors shall, and that it shall direct and use its reasonable best efforts to cause its employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or the Company Board from (A) complying with its disclosure obligations under federal or state law; (B) providing information in response to a request therefore by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company Board receives from the Person so requesting such information an executed confidentiality agreement; (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal; or (D) recommending such an Acquisition Proposal to the shareholders of the Company, if and only to the extent that, (i) in each such case referred to in clause (B), (C) or (D) above, the Company Board determines in good faith (after consultation with outside legal counsel) that such action would, in the absence of the foregoing proscriptions, be legally required in order for its directors to comply with their respective fiduciary duties under applicable law and (ii) in the case referred to in clause (D) above, the Company Board determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and would, if consummated, result in a transaction more favorable to the Company's shareholders from a financial point of view than the Merger. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals. The Company agrees that it will notify Parent immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives.

        6.08.    Certain Policies.    Prior to the Effective Date, the Company shall, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Parent.

        6.09.    Nasdaq Listing.    Parent agrees to use its reasonable best efforts to list, prior to the Effective Date, on the Nasdaq the shares of Parent Common Stock to be issued to the holders of Company Stock in the Merger.

        6.10.    Regulatory Applications.    (a) Each of Parent, Parent Bank and the Company shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement (including the consolidation of any Company branches with Parent Bank branches or branches of any other Subsidiary of Parent or the closure of any Company branches, in each case as Parent in its sole discretion shall deem necessary); and any initial filings with Governmental Authorities (other than the Registration Statement) shall be made by Parent as soon as reasonably practicable after the execution hereof but, provided that the Company has cooperated as described above, in no event later than 60 days after the date hereof. Each of Parent and the Company shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party shall keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

        (b)  Each party agrees, upon request, to furnish the other parties with all information known to it (which knowledge shall be deemed to include knowledge which could be acquired after reasonable due inquiry) concerning itself, its Subsidiaries, directors, advisory directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties to any third party or Governmental Authority.

        6.11.    Indemnification.    (a) Following the Effective Time, Parent shall indemnify, defend and hold harmless each present and former director and officer of the Company (each, an "Indemnified Party") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement, or any related agreement, but excluding any Costs arising out of any violation or alleged violation of the Exchange Act or the rules and regulations thereunder with respect to insider trading) to the fullest extent that the Company is permitted to indemnify (and advance expenses to) its directors or officers under the CGCL, the Company Articles and the Company By-Laws as in effect on the date hereof; provided that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under the CGCL, the Company Articles and the Company By-Laws shall be made by independent counsel selected by Parent; and provided, further, that in the absence of judicial precedent to the contrary, such counsel, in making such determination, shall presume such officer's or director's conduct complied with such standard and Parent shall have the burden to demonstrate that such officer's or director's conduct failed to comply with such standard.

        (b)  For a period of three years from the Effective Time, Parent shall use its commercially reasonable efforts to provide that portion of director's and officer's liability insurance that serves to reimburse the present and former officers and directors (determined as of the Effective Time) of the Company (as opposed to the portion that serves to reimburse the Company) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective

Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company. In order to obtain such coverage, Parent shall use commercially reasonable efforts to obtain tail insurance via an "extended reporting option" from the Company's current insurance provider or "run off coverage" from Parent's insurance provider for such coverage period and to purchase as of the Effective Time such coverage for the entire coverage period; provided, however, that in no event shall Parent be required to expend for each year of coverage more than the current amount expended on an annual basis by the Company (the "Insurance Amount") to maintain, keep-in-force or procure such directors and officers insurance coverage; provided, further, that if Parent is unable to maintain or obtain the insurance called for by this Section 6.11(b), Parent shall use its commercially reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of the Company may be required to make application and provide customary representations and warranties to Parent's insurance carrier for the purpose of obtaining such insurance.

        (c)  Any Indemnified Party wishing to claim indemnification under Section 6.11(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Parent thereof; provided that the failure so to notify shall not affect the obligations of Parent under Section 6.11(a) unless and to the extent that Parent is actually prejudiced as a result of such failure.

        (d)  If Parent or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 6.11.

        6.12.    Benefit Plans.    (a) From and after the Effective Time, Parent shall provide former employees of the Company who remain as employees of Parent or any of its Subsidiaries with employee benefit plans no less favorable in the aggregate than those provided to similarly situated employees of Parent and its Subsidiaries. Parent shall cause each employee benefit plan, program, policy or arrangement of Parent in which employees of the Company are eligible to participate to take into account for purposes of eligibility and vesting thereunder the service of such employees with the Company to the same extent as such service was credited for such purpose by the Company. Nothing herein shall limit the ability of Parent to amend or terminate any of the Benefit Plans in accordance with their terms at any time.

        (b)  If employees of the Company become eligible to participate in a medical, dental or health plan of Parent, Parent shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions were covered under the applicable medical, health or dental plans of the Company, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time.

        6.13.    Non-competition Agreements.    Each of the Persons listed on Exhibit C1 shall, simultaneously with the execution and delivery hereof, execute and deliver to Parent non-competition agreements (or such other agreement as indicated on Exhibit C1) substantially in the form of Exhibit C hereto.

        6.14.    Notification of Certain Matters.    Each of the Company and Parent shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material

Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

        6.15.    Parent Approval.    The Company shall keep Parent reasonably informed as to the status of the transactions contemplated in Schedules 4.01(a), 4.01(g) and 4.01(l) of the Disclosure Schedule and shall not enter into any additional agreements with respect to such transactions without the prior approval of Parent, which approval shall not be unreasonably withheld.

        6.16.    Human Resources Issues.    The Company agrees to cooperate with Parent with respect to any formal meetings or interviews with one or more employees called or arranged by the Company and held for the purpose of discussing the transactions contemplated by this Agreement or their effect on such employees, with Parent given the opportunity to participate in such meetings or interviews. This section is not intended to apply to casual conversations about the transaction or informal meetings initiated by employees, or to prohibit discussion in general, but rather to allow Parent a role in the formal presentation of the transaction to employees, and an opportunity to participate in the significant, formal meetings at which the transaction is explained and discussed.

        6.17.    Assistance with Third-Party Agreements.    (a) The Company shall cooperate with and use all commercially reasonable efforts to assist Parent in (i) gaining access to and obtaining any required consents from all of its third-party vendors, landlords of all of their leased properties and other parties to material agreements, promptly after the date of this Agreement, and (ii) obtaining the cooperation of such third parties in a smooth transition in accordance with Parent's timetable at or after the Effective Time of the Merger. The Company shall cooperate with Parent in minimizing the extent to which any contracts will continue in effect following the Effective Time of the Merger, in addition to complying with the prohibition of Section 4.01(l) hereof.

        (b)  Without limiting Section 6.17(a), the Company shall use all reasonable efforts to provide data processing and other processing support, outside contractors, to assist Parent in performing all tasks reasonably required to result in a successful conversion of their data and other files and records to Parent's production environment, when requested by Parent and sufficient to ensure that a successful conversion can occur at such time as Parent requests or after the Effective Time of the Merger. Among other things, the Company shall:

          (i)    cooperate with the Company to establish a mutually agreeable project plan to effectuate the conversion;

          (ii)  use their commercially reasonable efforts to have the Company's outside contractors continue to support both the conversion effort and its needs until the conversion can be established;

          (iii)  provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts requested by Parent for use in planning the conversion, as soon as reasonably practicable;

          (iv)  provide reasonable access to personnel at corporate headquarters, data and other processing centers, all branches and, with the consent of outside contractors, at outside contractors, to enable the conversion effort to be completed on schedule; and

          (v)  to the extent reasonably practicable, give notice of termination, conditioned upon the completion of the transactions contemplated hereby, of the contracts of outside data and other processing contractors or other third-party vendors when directed to do so by Parent.

          (vi)  Parent agrees that all actions taken pursuant to this Section 6.17 shall be taken in a manner intended to minimize disruption to the customary business activities of the Company,

        6.18.    Shareholder Agreements.    Each Shareholder shall execute and deliver to Parent simultaneously with the execution of this Agreement a shareholder agreement (each, a "Shareholder Agreement") substantially in the form of Exhibit A hereto, committing each such person, among other things, to vote his or her shares of Company Stock in favor of this Agreement and the Merger at the Company Meeting, granting a proxy for such shares to Parent, and to certain representations and covenants.

        6.19.    Additional Agreements.    In case at any time after the Effective Time of the Merger any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Parent or Parent Bank with full title to all properties, assets, rights, approvals, immunities and franchises of the Company, the proper officers and directors of each party to this Agreement shall take all necessary or appropriate action.

        6.20.    Pre-Closing Adjustments.    At or before the Effective Time of the Merger, the Company shall make such accounting entries or adjustments, including additions to its ALL and charge-offs of loans as Parent shall direct as a result of its on-going review of the Company (including its review of the information provided to it pursuant to Sections 6.05 and 6.14) or in order to implement its plans following the Closing or to reflect expenses and costs related to the Merger; provided, however, that unless the adjustment would otherwise be required by applicable law, rule or regulation, or by regulatory accounting principles and GAAP applied on a basis consistent with the Financial Statements of the Company, (a) the Company shall not be required to take such actions more than one day prior to the Effective Time of the Merger or prior to the time Parent agrees in writing that all of the conditions to its obligation to close as set forth in Section 7.02 have been satisfied or waived and each of the approvals in Section 7.01(b) have been received, and (b) no such adjustment shall (i) require any filing with any Governmental Authority, (ii) violate any law, rule or regulation applicable to Parent, (iii) otherwise materially disadvantage the Company if the Merger was not consummated or (iv) constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.

        6.21.    Company Stock Options.

        (a)  The Company shall take such actions as may be necessary such that immediately prior to the Effective Time, each Company Stock Option that was outstanding immediately prior to the Effective Time, whether or not then exercisable, shall be cancelled and only entitle the holder thereof, as soon as reasonably practicable after surrender thereof, to receive an amount in cash from the Company equal to the product of the total number of shares of Company Common Stock as to which such holder has vested options and the excess of the Per Share Cash Consideration over the exercise price of Company Stock Option, less any applicable taxes withheld. At the Effective Time, unless Parent elects to take any action pursuant to paragraph (b) with respect to some (as permitted under applicable law) or all of the Company Stock Options, each option to purchase a share of Company Stock whether or not vested shall terminate and be of no further effect and any rights thereunder to purchase shares of Company Stock shall also terminate and be of no further force or effect. To the extent that the Stock Option Plan does not permit such a termination of the Company Stock Options subject to such Stock Option Plan, the Company shall take all actions necessary to obtain the consents of the Persons who holds such Company Stock Options to be terminated.

        (b)  At the Effective Time, each Company Stock Option which (i) was outstanding immediately prior to the Effective Time, whether or not then exercisable, and (ii) Parent has elected to assume, shall be deemed to constitute an option to acquire (each such option, a "Replacement Option"), on the same terms and conditions as were applicable under such Company Stock Option, the same number of shares of Parent Common Stock as the holder of such Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to (y) the aggregate exercise price for the Company Common Stock otherwise purchasable pursuant to such Company Stock Option divided by (z) the number of full shares of Parent Common Stock deemed purchasable pursuant to such Company Stock Option in accordance with the foregoing. As soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or amend an existing statement, as may be permitted) with respect to the shares of Parent Common Stock issuable in connection with the Replacement Options.

        (c)  The Board of Directors of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) to exempt (x) the conversion of Company Stock Options into options to purchase Parent Common Stock and (y) the acquisition of options to purchase Parent Common Stock pursuant to the terms of this Agreement by directors, officers and employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act. Parent and the Company shall provide to counsel to the other party for its review copies of the resolutions to be adopted by the respective Boards of Directors to implement the foregoing, if necessary, prior to such adoption.

        6.22.    Rights.    At the Effective Time, each Right which is outstanding and is unexercised immediately prior to the Effective Time, shall be adjusted so as to entitle the holder of such Right to receive, in lieu of the shares of Company Stock that would otherwise have been issuable upon the exercise thereof, an amount in cash computed by multiplying (i) the difference between (x) the Cash Consideration and (y) the per share exercise price applicable to such Right by (ii) the number of such shares of Company Stock subject to such Right. As soon as practicable after the Effective Time (but in any event prior to the seventh day after the Effective Time), Parent will make the payments required to be made to holders of Rights under this Section 6.22.

        6.23.    Audited Company Financial Statements.    No later than two Business Days after receipt thereof, the Company shall provide Parent with a copy of its financial statements presenting the financial condition of the Company for the year ended December 31, 2001, as audited by KPMG, LLP.

        6.24.    Tax Treatment of the Merger.    Parent and the Company intend the Agreement to qualify as a tax-free reorganization for all U.S. federal income tax purposes. Each party will (and will cause each of its Subsidiaries to) both before and after the Effective Time (i) use reasonable efforts to cause the Agreement to so qualify; (ii) refrain from taking any action that would reasonably be expected to cause the Agreement to fail to so qualify; and (iii) take the position for all purposes that the Agreement so qualifies.

        6.25.    Due Diligence.    Without limiting the covenants and obligations pursuant to Section 6.05 hereof, Parent shall be entitled to conduct further due diligence on the Company to the extent of information and documents requested on the Due Diligence Request List, and to the extent of any further information and documents reasonably requested by Parent of which it learned during the review of such information and documents. Parent shall be required to complete such due diligence by 5:00 P.M. on the third full business day following the receipt of all information requested by Parent (such time, the "Diligence Ending Time"). The Company shall notify Parent at such time as it believes in good faith that it has delivered all requested information and documents. If Parent and the Company are in agreement, the final three full day period for review of Company information shall begin (it being understood that should Parent learn of any information and documents during such review and reasonably request further information, Parent and the Company shall mutually agree on any extension of the Diligence Ending Time, as necessary).

        6.26.    Diligence Fee.    Upon the execution of this Agreement, Parent agrees to deliver simultaneously to the Company a check (the "Diligence Check") for five hundred thousand dollars ($500,000) (the "Diligence Fee"). The Company shall hold the check in trust, without delivery to any other Person, without permitting or causing a Lien thereon and without facilitating, permitting or causing the cashing thereof, until the earlier of (i) the Diligence Ending Time or (ii) termination by Parent pursuant to Section 8.01(h).

        (a)  If the Diligence Ending Time shall have occurred without Parent having terminated the Agreement pursuant to Section 8.01(h), the Company shall, upon receipt from Parent of a certificate signed by an executive officer or the Chairman of Parent indicating that Parent has waived its termination rights pursuant to Section 8.01(h), promptly deliver to Parent the uncashed Diligence Check. Should the Company not be able to return promptly to Parent the uncashed Diligence Check, the Company shall indemnify and hold harmless Parent for the entire amount of the Diligence Fee and any costs and fees associated with the cancellation and stop-payment of the Diligence Check or the cashing thereof prior to its return to Parent, as the case may be.

        (b)  If Parent shall have terminated this Agreement pursuant to Section 8.01(h), the Company shall be entitled to the entirety of the Diligence Fee as set forth in Section 8.02 below.

        6.27.    Severance Arrangements.    Parent shall offer severance arrangements to individuals employed by the Company and each Subsidiary of the Company immediately prior to the Effective Time on the following basis:

        (a)  Parent shall offer to each of the individuals identified as Senior Employees in Section A of Schedule 5.03(m)(vii) to the Disclosure Schedule (each, a "Senior Employee"), a severance agreement substantially in the form attached hereto as Exhibit E providing for severance payments equal to the amount set forth next to such Senior Employee's name on Schedule 5.03(m)(vii) to the Disclosure Schedule (except in the case of Daniel Mathis, whose executive employment agreement, as amended, sets forth his severance arrangements), or such other amount with respect to any Senior Employee as Parent and such Senior Employee may mutually agree. Notwithstanding the foregoing, Parent shall not be required to make any payment to a Senior Employee which would constitute a "parachute payment" (as defined in Section 280G of the Code), except in the case of Daniel Mathis, pursuant to the terms of his executive employment agreement, as amended.

        (b)  For a period of twelve months after the Effective Time, Parent shall offer all employees of the Company (other than Senior Employees) whose employment is terminated at or after the Effective Time (or prior to the Effective Time, if such termination is at the request of Parent) severance benefits pursuant to the terms of the severance benefit arrangements of either the Company or Parent which provide the greater cash severance payment to similarly situated employees.

        6.28.    Preferred Stock Dividends.    At least five business days prior to Closing, Parent shall contribute to the Exchange Fund an amount in cash necessary to pay in full an amount equal to dividends on the Company's Preferred Stock which could have been declared based on an accrual from March 31, 2002 through the Closing Date. Parent shall take such actions as may be necessary to cause the Exchange Agent to pay, in accordance with Section 3.06 hereof, to record holders of Company Preferred Stock such amounts due on the Company's Preferred Stock held by such holders upon delivery of certificates representing such shares of Company Preferred Stock.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

        7.01.    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligation of each of the parties hereto to consummate the Merger is subject to the fulfillment or written waiver by the parties hereto prior to the Effective Time of each of the following conditions:

        (a)    Shareholder Approvals.

          (i)    This Agreement shall have been duly approved by the affirmative vote of holders of not less than two-thirds of the outstanding shares of Company Stock, in accordance with applicable law.

          (ii)  The principal terms of this Agreement shall have been approved by the affirmative vote of the holders of not less than a majority of the outstanding shares of Parent Common Stock at the Parent Meeting, in accordance with applicable law.

        (b)    Regulatory Approvals.    All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Parent Board reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on Parent and its Subsidiaries taken as a whole or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that Parent would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

        (c)    No Injunction.    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.

        (d)    Registration Statement.    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

        (e)    Listing.    The shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation on Nasdaq.

        7.02.    Conditions to Obligation of the Company.    The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver prior to the Effective Time of each of the following additional conditions:

        (a)    Representations and Warranties.    The representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date). For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be true and correct in all material respects, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Material Adverse Effect on Parent. Parent shall have performed, in all material respects, each of its covenants and agreements contained in this Agreement. The Company shall have received a certificate, dated the Effective Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

        (b)    Performance of Obligations of Parent.    Parent and Parent Bank shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate, dated the Effective Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

        (c)    Receipt of Opinions.

          (i)    The Company shall have received the written opinion of Keefe, Bruyette & Woods, Inc. to the effect that, as of date of the mailing of the Proxy Statement to the shareholders of the Company in connection with the Company Meeting, the Merger Consideration to be paid to the holders of Company Stock is fair from a financial point of view to such holders.

          (ii)  The Company shall have received the opinion of Blanchard, Krasner & French, A Professional Corporation, or other tax counsel reasonably acceptable to the Company and to Parent, as counsel to the Company, dated the Effective Time, in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts existing at the Effective Time of the Merger, the Merger more likely than not will be treated for federal income tax purposes as a reorganization under Section 368(a) of the Code. In rendering its opinion, Blanchard, Krasner & French, A Professional Corporation, may require and rely upon representations contained in letters from the Company, Parent, Parent Bank and/or their officers or principal shareholders as are customary for such opinions.

        (d)    No Litigation.    No litigation or proceeding shall be pending against Parent or Parent Bank brought by any Governmental Authority seeking to prevent consummation of the transactions contemplated thereby.

        7.03.    Conditions to Obligation of Parent.    The obligation of Parent and Parent Bank to consummate the Merger is also subject to the fulfillment or written waiver prior to the Effective Time of each of the following conditions:

        (a)    Representations and Warranties.    The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date). For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be true and correct in all material respects, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Material Adverse Effect on the Company. The Company shall have performed, in all material respects, each of its covenants and agreements contained in this Agreement and Parent and Parent Bank shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

        (b)  The Disclosure Schedule shall be updated and made current as of the day prior to the Effective Time of the Merger and a draft of the updated Disclosure Schedule shall have been delivered to Parent no later than 72 hours prior to the Effective Time of the Merger; such update of the Disclosure Schedule shall not in any way affect the representations and warranties set forth in Section 5.03. The Company shall have performed in all material respects, each of its covenants and agreements contained in this Agreement and Parent shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of Parent, at the Effective Time of the Merger, to the foregoing effect.

        (c)    Performance of Obligations of Company.    The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent and Parent Bank shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

        (d)    Performance of Obligations of the Shareholders.    Parent shall have received Shareholder's Agreements executed and delivered by each of the directors and executive officers of the Company as contemplated by Section 6.18, each of which shall remain in full force and effect. The Shareholders shall have performed in all material respects all obligations required to be performed by them under the Shareholder Agreements, provided, however, that this condition shall be deemed to be satisfied notwithstanding any failure to perform such obligations unless any such failure or failures, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on the Company and, if requested by Parent, Parent shall have received a certificate, dated the Effective Date, signed by each Shareholder to such effect with respect to such Shareholder.

        (e)    Stockholders' Equity and Reserves.    As of the end of the month immediately preceding the Effective Date (the "Measuring Date"), (i) the Adjusted Shareholders' Equity of the Company shall not be less than $50,000,000 and (ii) the Company's ALL shall not be less than the amount which is 70% of the value of all non-performing assets (as defined in accordance with GAAP) held by the Company valued as of Measuring Date, in each case (i) and (ii) as determined in accordance with GAAP. For purposes of this Section 7.03(e), "Adjusted Shareholders' Equity" means the equity of the Company as set forth on the Closing Financial Statements (as defined in Section 7.03(g) below) plus (x) the sum of all amounts paid or accrued in connection with any actions taken pursuant to Section 6.20 to the extent that such actions were not necessary to bring the Company into conformity with GAAP or any rule or regulation of any Regulatory Authority, and (y) any accruals, made after the date hereof, required to be made under GAAP or regulatory accounting policies with respect to any payments owed to Leon Reinhart or Daniel Mathis and which accruals in the case of Daniel R. Mathis are for payments triggered solely as a consequence of the Merger, and less the aggregate amount of any cash, securities or other consideration received in connection with the GTB Transaction.

        (f)    No Litigation.    No litigation or proceeding shall be pending against the Company brought by any Governmental Authority seeking to prevent consummation of the transactions contemplated hereby.

        (g)    Closing Financial Statements.    At least four Business Days prior to the Effective Time of the Merger, the Company shall provide Parent with the Company's financial statements presenting the financial condition of the Company as of the close of business on the last day of the last month ended prior to the Effective Time of the Merger and the Company's results of operations for the following periods: (i) January 1, 2001 through December 31, 2001 (this condition shall have been met if the Company shall have previously provided Parent audited financial statements pursuant to Section 6.23 and there shall have been no adjustments thereto) and (ii) January 1, 2002 through the close of business on the last day of the last month ended prior to the Effective Time of the Merger (the "Closing Financial Statements"); provided, however, that if the Effective Time of the Merger occurs on or before the fifth Business Day of the month, the Company shall have provided consolidated financial statements as of and through the second month preceding the Effective Time of the Merger. Such financial statements shall have been prepared in all material respects in accordance with GAAP and regulatory accounting principles consistently applied and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments. Such financial statements shall be accompanied by a certificate of the Company's chief financial officer, dated as of a date no earlier than two Business Days prior to the Effective Time of the Merger, to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of Parent in all material respects.

        (h)    Opinion of Parent's Counsel.    Parent shall have received the opinion of Sullivan & Cromwell or other reasonably acceptable tax counsel, as counsel to Parent, dated the Effective Time, in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts existing at the Effective Time of the Merger, the Merger will be treated for federal income tax purposes as a reorganization under Section 368(a) of the Code. In rendering its opinion, Sullivan & Cromwell may require and rely upon representations contained in letters from the Company, Parent, Parent Bank and/or their officers or principal shareholders as are customary for such opinions.

        (i)    Non-competition Agreements.    Parent shall have received Non-competition Agreements executed and delivered by each of the persons listed on Exhibit C1 (or such other agreement as specified on Exhibit C1) as contemplated by Section 6.13, each of which shall remain in full force and effect.

        (j)    Consents.    Parent shall have obtained each of the material consents listed in Schedule 5.03(k) of the Disclosure Schedule as well as each consent for a material contract which was required to be listed on the Disclosure Schedule but not so listed.

        (k)    Company Stock.    The outstanding shares of Company Stock shall not be greater than the sum of (i) shares of Company Stock outstanding as set forth in Section 5.03(b) and (ii) the number of shares of Company Common Stock issued, if any, after the date hereof, upon the exercise of Rights and Company Stock Options set forth on Schedule 5.03(b) to the Disclosure Schedule.

ARTICLE VIII

TERMINATION

        8.01.    Termination.    This Agreement may be terminated, and the Merger may be abandoned:

        (a)    Mutual Consent.    At any time prior to the Effective Time, by the mutual consent of Parent and the Company if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

        (b)    Breach.    At any time prior to the Effective Time, by Parent or the Company if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of: (i) a breach by Parent and Parent Bank or the Company, as the case may be, of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach; (ii) a breach by Parent and Parent Bank or the Company, as the case may be, of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach or (iii) in the case of a termination by Parent, a breach by a Shareholder or Shareholders of any of the covenants or agreements contained in the Shareholder Agreements, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach, provided that such breach (whether under (i), (ii) or (iii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect with respect to Parent or the Company, as the case may be.

        (c)    Delay.    At any time prior to the Effective Time, by Parent or the Company if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by December 31, 2002 except that Parent or the Company, as the case may be, shall not have the right to terminate pursuant to this Section 8.01(c) to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of (i) the party seeking to terminate pursuant to this Section 8.01(c), (ii) Parent Bank (if Parent is the party seeking to terminate) or (iii) any of the Shareholders (if the Company is the party seeking to terminate), which action or inaction is in violation of its obligations under this Agreement or, in the case of the Shareholders, his, her or its obligations under the relevant Shareholder Agreement.

        (d)    No Approval.    By the Company or Parent, as the case may be, if the respective Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied (x) by final nonappealable action of such Governmental Authority or (y) an application therefore shall have been permanently withdrawn at the invitation, request or suggestion of a Governmental Authority; or (ii) in the case of the Company, if the holders of Parent Common Stock fail to approve the transaction as set forth in Section 7.01(a)(ii); or (iii) in the case of Parent, if the holders of Company Stock fail to approve the transaction as set forth in Section 7.01(a)(i).

        (e)    Acquisition Proposal.    By Parent, if (i) the Company shall have exercised a right specified in the provision set forth in Section 6.07 with respect to any Acquisition Proposal and shall, directly or through agents or representatives, continue discussion with any third party concerning such Acquisition Proposal for more than 15 Business Days after the date of receipt of such Acquisition Proposal; or (ii) a Acquisition Proposal that is publicly disclosed shall have been commenced, publicly proposed or communicated to the Company which contains a proposal as to price (without regard to the specificity of such price proposal) and the Company shall not have rejected such proposal within 15 Business Days of (x) its receipt or (y) the date its existence first becomes publicly disclosed, if earlier; or (iii) if shareholder approval referred to in Section 7.01(a) herein is not obtained at the Company Meeting following announcement of any bona fide Acquisition Proposal.

        (f)    Failure to Recommend.    At any time prior to the Company Meeting, by Parent if the Company shall have breached Section 6.07 or the Company Board shall have failed to make its recommendation referred to in Section 6.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Parent.

        (g)  Change in Price of Parent Common Stock. By the Company, if at the time that the Closing Price is determined, the Closing Price is less than the Floor Price; provided, however, that the Company shall have no right to terminate under this Section 8.02(g) if Parent exercises its right under Section 3.03(c)(iv) to increase the Stock Amount so that the aggregate value of the Parent Common Stock, valued as of the Closing Price, to be received by holders of Company Stock is not less than the amount such holders of Company Stock would have received had the Closing Price been equal to the Floor Price.

        (h)    Due Diligence.    By Parent, if at or prior to the Diligence Ending Time, Parent notifies the Company that it has decided not to pursue the transactions contemplated by this Agreement.

        (i)    Contracts.    By Parent, if Company shall not have delivered the consents required under Section 7.03(j) and the failure to obtain such consents would be reasonably likely to have a Material Adverse Effect on Parent or the Surviving Bank.

        8.02.    Effect of Termination and Abandonment.    (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 8, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in paragraphs (b) and (c) below and Section 9.01, (ii) that termination will not relieve a breaching party from liability if not provided for herein for any willful breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination and (iii) any other provision of this Agreement which expressly survives the termination of this Agreement.

        (b)  If this Agreement is terminated by the Company pursuant to Section 8.01, paragraphs (b), (c), (d)(ii) or (g) or for willful breach by Parent of Section 6.10, upon such termination Parent shall pay to the Company a termination fee of $5,000,000 (the "Termination Fee"); if this Agreement is terminated by the Company or by Parent pursuant to Section 8.01(d)(i) and the failure to receive such approval was not based predominately upon an identified problem or condition at the Company or any of its Subsidiaries, Parent shall pay to the Company the Termination Fee; and if this Agreement is terminated by Parent pursuant to Section 8.01(h), the Company shall be entitled to the Diligence Fee. Notwithstanding anything contained herein to the contrary, if Parent exercises its right of termination pursuant to Section 8.01(c) on or after December 31, 2002 and at such time of termination the Company was also entitled to terminate pursuant to Section 8.01(c), Parent shall pay the Termination Fee to the Company.

        (c)  If this Agreement is terminated (i) by the Company pursuant to Section 6.07 after a bona fide Acquisition Proposal for the Company shall have been publicly disclosed, or any person or entity shall have publicly disclosed a bona fide intention (whether or not conditional) to make an Acquisition Proposal, or (ii) by Parent pursuant to Section 8.01, paragraphs (b), (c), (d)(iii), (e) or (f), upon any of such termination set forth in (i) or (ii), the Company shall pay to Parent the Termination Fee. Notwithstanding anything contained herein to the contrary, if the Company exercises its right of termination pursuant to Section 8.01(c) on or after December 31, 2002 and at such time of termination Parent was also entitled to terminate pursuant to Section 8.01(c), the Company shall pay the Termination Fee to Parent.

        (d)  Any Termination Fee that becomes payable to Parent or the Company pursuant to this Section 8.02 shall be paid by wire transfer of immediately available funds to an account designated by the Company or Parent, as the case may be, if this Agreement is terminated and the termination meets the conditions set forth in this Section 8.02 at or prior to such termination.

        (e)  The Company and Parent agree that the agreements contained in paragraphs (b), (c) and (d) above are an integral part of the transactions contemplated by this Agreement, that without such agreements the Company and Parent would not have entered into this Agreement, and that such amounts do not constitute a penalty. If the Company or Parent fails to pay the amounts due under paragraph (b) or (c) above within the time periods specified in paragraph (d) above, the party obligated to pay the Termination Fee shall pay all costs and expenses incurred by the other party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the publicly announced prime rate of Bank of America, N.A. from the date such amounts were required to be paid.

ARTICLE IX

MISCELLANEOUS

        9.01.    Survival.    No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.09, 6.11, 6.12 and 6.17 and this Article 9, which shall survive the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.05(e), 8.02 and this Article 9, which shall survive any such termination).

        9.02.    Waiver; Amendment.    Prior to the Effective Time, any provision of this Agreement may be (i) waived in whole or in part by the party benefited by the provision or by both parties or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Company Meeting, this Agreement may not be amended if it would reduce the consideration to be received by the Company shareholders in the Merger without any subsequent approval by such shareholders or be in violation of applicable law.

        9.03.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute one and the same instrument.

        9.04.    Governing Law, Jurisdiction and Venue.    This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California (however, not to the exclusion of any applicable Federal law), without regard to California statutes or judicial decisions regarding choice of law questions. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of California and the federal courts of the United States of America located in the Southern District of the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated herein and therein, and hereby waive, and agree to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such California state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.06 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

        9.05.    Expenses.    Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

        9.06.    Notices.    All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

  If to the Company to:

    First National Bank
    401 West "A" Street
    San Diego, CA 92101-7917
    Attention: Daniel R. Mathis
    Telephone: (619) 235-1293
    Facsimile: (619) 235-1268

  With copies to:

    Blanchard, Krasner & French
    800 Silverado Street, 2d Floor
    La Jolla, CA 92037
    Attention: Robert W. Blanchard, Esq.
    Telephone: (858) 551-2440
    Facsimile: (858) 551-2434

  If to Parent or Parent Bank to:

    First Community Bancorp
    1160 El Tordo Road
    Rancho Santa Fe, California 92067
    Attention: Matthew P. Wagner
    Telephone: (310) 458-1521
    Facsimile: (310) 394-1544

  With a copy to:

    Sullivan & Cromwell
    1888 Century Park East, Suite 2100
    Los Angeles, California 90067-1725
    Attention: Stanley F. Farrar, Esq.
    Telephone: (310) 712-6600
    Facsimile: (310) 712-8800

        9.07.    Entire Understanding; No Third Party Beneficiaries.    This Agreement (including the Disclosure Schedule attached hereto and incorporated herein), the Shareholder Agreements and the Non-Competition Agreements represent the entire understanding of the parties hereto and thereto with reference to the transactions contemplated hereby and thereby and this Agreement, the Shareholder Agreements and the Non-Competition Agreements supersede any and all other oral or written agreements heretofore made. Except for Section 6.11, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        9.08.    Effect.    No provision of this Agreement shall be construed to require the Company, Parent, Parent Bank or any Subsidiaries, affiliates or directors of any of them to take any action or omit to take any action which action or omission would violate applicable law (whether statutory or common law), rule or regulation.

        9.09.    Severability.    Except to the extent that application of this Section 9.09 would have a Material Adverse Effect on the Company, Parent or Parent Bank, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        9.10.    Enforcement of the Agreement.    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

        9.11.    Interpretation.    When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

FIRST COMMUNITY BANCORP

By:	/s/ MATTHEW P. WAGNER Name: Matthew P. Wagner Title: President and Chief Executive Officer

RANCHO SANTA FE NATIONAL BANK

By:	/s/ MATTHEW P. WAGNER Name: Matthew P. Wagner Title: Chairman

FIRST NATIONAL BANK

By:	/s/ DANIEL R. MATHIS Name: Daniel R. Mathis Title: President and Chief Executive Officer

Exhibit D

AGREEMENT TO MERGE

between

 FIRST NATIONAL BANK

and

 RANCHO SANTA FE NATIONAL BANK

        This AGREEMENT TO MERGE (this "Agreement"), dated as of                      , 2002, is made by and between RANCHO SANTA FE NATIONAL BANK, a national banking association headquartered at 6110 El Tordo Road, Rancho Santa Fe, California 92067 ("RSF"), and FIRST NATIONAL BANK, a national banking association headquartered at 401 West A Street, San Diego, California 92101 ("FNB"; and each of FNB and RSF is a "Merging Bank"), each acting pursuant to a resolution of its respective board of directors adopted by the vote or written consent of the requisite number of its directors, pursuant to the authority given by and in accordance with the provisions of the Act of November 7, 1918, as amended (12 U.S.C. § 215a).

        NOW, THEREFORE, in consideration of the promises and the mutual agreements contained herein, the parties hereto agree as follows:

        Section 1.    At the Effective Time (as defined in Section 14 below), FNB shall be merged into RSF under the charter of RSF (the "Merger").

        Section 2.    The name of the receiving and surviving banking association (the "Association") shall be Rancho Santa Fe National Bank. At the Effective Time, the independent existence of FNB will cease.

        Section 3.    The business of the Association shall continue to be that of a national banking association. This business shall continue to be conducted by the Association at its main office, located at 6110 El Tordo Road, Rancho Santa Fe, California 92067, and at its legally established branches.

        Section 4.    RSF represents and warrants to FNB as follows:

        (a)  as of June 30, 2002, RSF had a total capital of approximately $[    ], a surplus of approximately $[    ], and undivided profits, including capital reserves, of $[    ];

        (b)  immediately prior to the Effective Time, RSF's authorized capital stock will consist of [    ] authorized shares of common stock, par value $2.50 per share ("RSF Common Stock"), of which [    ] shares will be issued and outstanding; and

        (c)  immediately prior to the Effective Time, no other class, series, or shares of capital stock of RSF will be issued or outstanding.

        Section 5.    FNB represents and warrants to RSF as follows:

        (a)  as of June 30, 2002, FNB had a total capital of approximately $                    , a surplus of approximately $[    ], and undivided profits, including capital reserves, of $[    ];

        (b)  immediately prior to the Effective Time, FNB's authorized capital stock will consist of (i) 60,000,000 shares of common stock, par value $1.00 per share ("FMB Common Stock"), of which [    ] shares will be issued and outstanding and (ii) 5,000,000 shares of preferred stock, par value $1.00 per share ("FNB Preferred Stock", and together with FNB Common Stock, "FNB Stock"), of which [    ] shares will be issued and outstanding; and

        (c)  immediately prior to the Effective Time, no other class, series, or shares of capital stock of FNB will be issued or outstanding.

        Section 6.    At the Effective Time:

        (a)  The Association will have a total capital of approximately $[    ], a surplus of approximately $[    ], and undivided profits, including capital reserves, which when combined with the capital and surplus will be equal to the combined capital structures of the Merging Banks as stated above adjusted, however, (i) for normal earnings and expenses (and, if applicable, purchase accounting adjustments) between March 31, 2002, and the Effective Time and (ii) for a cash dividend of approximately $10.4 million to be paid by the Association to First Community Bancorp ("FCB"), a California corporation.

        (b)  The Association's authorized capital stock will consist of [    ] shares of common stock, par value $2.50 per share, of which [    ] shares will be issued and outstanding.

        Section 7.    All of the assets of FNB as they exist at the Effective Time shall pass to and vest in the Association without any conveyance or other transfer. All assets of RSF as they exist at the Effective Time shall remain in the Association. The Association shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of a trust department, of each of the Merging Banks existing as of the Effective Time of the Merger.

        Section 8.    At the Effective Time, FNB shall have on hand acceptable assets having a book value at least equal to its liabilities to its creditors, and having a fair value at least equal to its liability to its creditors.

        Section 9.    At the Effective Time, the holders of the presently outstanding shares of RSF Common Stock shall retain their present rights and each share of FNB Stock, other than shares held in the treasury of FNB, shall automatically be converted into the right receive cash or shares of the common stock, no par value, of FCB ("FCB Stock"), at the election of the holders of the outstanding shares of FNB Stock and under the terms and conditions set forth in the Agreement and Plan of Merger, dated as of April 25, 2002 (the "Merger Agreement"), by and among FCB, RSF and FNB. Each certificate previously evidencing shares of common stock of FNB shall thereafter be null and void and of no further force and effect, and the holder of any certificate previously evidencing such shares outstanding immediately prior to such Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided by law and in the Merger Agreement.

        Section 10.    The present board of directors of RSF shall continue to serve as the board of directors of the Association at and immediately following the Effective Time.

        Section 11.    The present Articles of Association of RSF shall continue to serve as the Articles of Association of the Association at and immediately following the Effective Time.

        Section 12.    This Agreement may be terminated, and the Merger contemplated hereby abandoned: (i) by the mutual consent of both Merging Banks; or (ii) upon any termination of the Merger Agreement in accordance with the terms thereof.

        Section 13.    This Agreement shall be ratified and confirmed by the affirmative vote of shareholders of each of the Merging Banks holding at least two-thirds of its capital stock outstanding, at a meeting to be held on the call of such Merging Bank's Board of Directors, or by a unanimous written consent of all shareholders of such Merging Bank.

        Section 14.    The Merger contemplated by this Agreement shall become effective at the time described in the Merger Agreement, subject to the issuance of a merger approval by the Comptroller of the Currency of the United States (the "Effective Time").

[Remainder of page intentionally left blank.]

        IN WITNESS WHEREOF, the Merging Banks have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

RANCHO SANTA FE NATIONAL BANK

By:	Name: Title:

FIRST NATIONAL BANK

By:	Name: Daniel R. Mathis Title: President and Chief Executive Officer

APPENDIX B

        KEEFE, BRUYETTE & WOODS, INC.

SPECIALISTS IN BANKING AND FINANCIAL SERVICES
235 PINE STREET        SUITE 1818        SAN FRANCISCO, CA  94104

TOLL FREE 1-877-520-8569	TELEPHONE 415-591-5020

April 29, 2002

Board of Directors
First National Bank
401 West A Street
San Diego, CA 92101

Members of the Board:

        You have requested our opinion, to the shareholders of First National Bank ("First National") as to the fairness, from a financial viewpoint of view of the consideration to be paid (the "Consideration") in connection with the proposed acquisition (the "Acquisition") of First National by First Community Bancorp ("First Community") pursuant to the Agreement dated as of April 25, 2002 between First National and First Community. It is our understanding that the Acquisition will be structured as a purchase transaction under generally accepted accounting principles.

        As is more specifically set forth in the Agreement, upon consummation of the Acquisition, each outstanding share of the common stock and preferred stock that is convertible into common stock of First National ("First National Common Stock"), except for any dissenting shares and certain other shares held by First National and First Community, will be exchanged for either $10.00 in cash or 0.5008 shares of First Community or a combination thereof. For the purposes of its analysis, Keefe, Bruyette & Woods, Inc. ("KBW") calculated the blended value to be $11.35 per share of common stock of First National.

        KBW, as part of its investment banking business, is continually engaged in the valuation of bank holding companies and banks, thrift holding companies and thrifts and their securities in connection with mergers and acquisitions, underwriting, private placements, competitive bidding processes, market making as a NASD market maker, and valuations for various other purposes. As specialists in the securities of banking companies we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, trade the securities of First Community for our own account, and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. To the extent we have any such positions as of the date of this opinion it has been disclosed to First National. KBW has served as financial advisor to First National in rendering this fairness opinion and will receive a fee from First National and this service.

        In arriving at our opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of First National and First Community and the merger, including among other things, the following:

  i.
  Reviewed the definitive agreement;

  ii.
  Reviewed certain historical financial and other information concerning First National for the three months ended March 31, 2002 and the three years ended December 31, 2001, including First National's Corporate Annual Report to Stockholders and FDIC;

  iii.
  Reviewed certain historical financial and other information concerning First Community for the three months ended March 31, 2002 and the three years ended December 31, 2001, including First Community's Annual Report to Stockholders and Annual Reports on Forms 10-K, and interim quarterly reports on Form 10-Q;

  iv.
  Reviewed and studied the historical stock prices and trading volumes of the common stock of both First National and First Community;

  v.
  Held discussions with senior management of First National and First Community with respect to their past and current financial performance, financial condition and future prospects;

  vi.
  Reviewed certain internal financial data, projections and other information of First National and First Community, including financial projections prepared by management;

  vii.
  Analyzed certain publicly available information of other financial institutions that we deemed comparable or otherwise relevant to our inquiry, and compared First National and First Community from a financial point of view with certain of these institutions;

  viii.
  Reviewed the financial terms of certain recent business combinations in the banking industry that we deemed comparable or otherwise relevant to our inquiry; and

  ix.
  Conducted such other financial studies, analyses and investigations and reviewed such other information as we deemed appropriate to enable us to render our opinion.

        In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of First National and First Community as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed that the current and projected aggregate reserves for loan and lease losses for First National and First Community are adequate to cover such losses. We did not make or obtain any independent evaluations or appraisals of any assets or liabilities of First National, First Community, or any of their respective subsidiaries nor did we verify any of First National's or First Community's books or records or review any individual loan or credit files.

        We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and financial position and results of operations of First National and First Community; (ii) the assets and liabilities of First National and First Community; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We also have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration pursuant to the Agreement is fair, from a financial point of view, to the holders of the First National Common Stock.

Very truly yours,
/s/ KEEFE, BRUYETTE & WOODS, INC. Keefe, Bruyette & Woods, Inc.

APPENDIX C

Excerpt from the California General Corporation Law Concerning Dissenters' Rights

CORPORATIONS CODE
TITLE 1. CORPORATIONS
DIVISION 1. GENERAL CORPORATION LAW
CHAPTER 13. Dissenters' Rights

        §1300. Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions

        (a)  If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

        (b)  As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          1)    Which were not immediately prior to the reorganization or short-form merger either (A)listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B)listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          2)    Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

          3)    Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          4)    Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

        (c)  As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

        §1301. Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

        (a)  If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

        (b)  Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

        (c)  The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

        §1302. Submission of share certificates for endorsement; uncertificated securities

        (a)  Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

        §1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

        (a)  If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

        (b)  Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

        §1304. Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers

        (a)  If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

        (b)  Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

        (c)  On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

APPENDIX D

Excerpt from the National Bank Act Concerning Dissenters' Rights

Dissenting shareholders

Section 215a(b)

        (b)  Dissenting shareholders. If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

Valuation of Shares

Section 215a(c)

        (c)  Valuation of shares. The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

Application to shareholders of merging associations: appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law

Section 215a(d)

        (d)  If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefore, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholder, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

D-1

APPENDIX F

FIRST NATIONAL BANK

Consolidated Financial Statements

(With Independent Auditors' Report Thereon)

INDEX TO FINANCIAL STATEMENTS

First National Bank
Independent Auditors' Report	F-2
Audited consolidated balance sheets as of December 31, 2001 and 2000 and audited consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999 of First National Bank	F-3
Unaudited consolidated balance sheets as of March 31, 2002 and December 31, 2001 and unaudited consolidated statements of income and cash flows for the quarters ended March 31, 2002 and March 31, 2001 and changes in shareholders' equity for the quarter ended March 31, 2002 of First National Bank	F-28

Independent Auditors' Report

The Board of Directors
First National Bank:

We have audited the accompanying consolidated balance sheets of First National Bank and subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Bank and subsidiary as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

                      /s/ KPMG LLP

San Diego, California
February 8, 2002, except for the date
    with respect to Notes 18 and 19 to the
    consolidated financial statements,
    which are as of June 6, 2002

FIRST NATIONAL BANK

Consolidated Balance Sheets

(dollars in thousands)

	December 31,
	2001	2000
Assets
Cash and due from banks	$46,579	$37,754
Federal funds sold	80,000	64,000
Money market mutual funds	66,704	706

Total cash and cash equivalents	193,283	102,460

Securities available-for-sale	96,638	123,323
Loans, net	405,826	449,417
Allowance for loan losses	(10,668)	(6,706)

Net loans	395,158	442,711

Federal Reserve Bank and Federal Home Loan Bank stock	5,446	6,436
Premises and equipment, net	5,847	5,577
Deferred income taxes	7,879	4,692
Accrued interest and other assets	9,769	11,152

Total assets	$714,020	$696,351

Liabilities and Shareholders' Equity
Noninterest bearing deposits	$150,561	$119,786
Interest bearing deposits	438,154	447,290

Total deposits	588,715	567,076
Borrowings	68,268	77,014
Accrued expenses and other liabilities	5,512	5,425

Total liabilities	662,495	649,515

Commitments and contingencies (Notes 10 and 11)
Shareholders' equity:
Preferred Stock, $1 par value, authorized 5,000,000 shares; issued and outstanding 1,392,600 shares in 2001	1,393	—
Common stock, $1 par value, authorized 60,000,000 shares; issued and outstanding 9,664,472 shares in 2001 and 9,108,972 shares in 2000	9,665	9,109
Additional paid-in capital	45,351	39,014
Accumulated deficit, since July 1, 2000, ($29,274 eliminated July 1, 2000 in conjunction with quasi-reorganization)	(5,367)	(866)
Accumulated other comprehensive income (loss)—unrealized gains (losses) on securities available-for-sale, net	483	(421)

Total shareholders' equity	51,525	46,836

Total liabilities and shareholders' equity	$714,020	$696,351

See accompanying notes to consolidated financial statements.

FIRST NATIONAL BANK

Consolidated Statements of Operations

(dollars in thousands, except per share data)

	Year ended December 31,
	2001	2000	1999
Interest income:
Loans	$37,805	$41,882	$27,714
Investment securities	6,209	12,158	10,575
Federal funds sold	1,670	1,684	1,116
Money market mutual funds and other	1,734	649	33

Total interest income	47,418	56,373	39,438

Interest expense:
Deposits	16,073	21,064	13,005
Borrowings	4,098	5,822	4,667

Total interest expense	20,171	26,886	17,672

Net interest income	27,247	29,487	21,766
Provision for loan losses	10,675	7,705	1,850

Net interest income after provision for loan losses	16,572	21,782	19,916

Noninterest income:
Data processing fees	2,365	2,402	1,990
Service charges on deposit accounts	1,614	1,012	1,328
Merchant processing fees	641	803	658
Foreign exchange fees	757	635	545
Gain on sale of securities	112	185	312
Gain on sale of loans	389	—	—
Other income	1,857	1,721	1,021

Total noninterest income	7,735	6,758	5,854

Noninterest expenses:
Salaries and benefits	15,510	14,082	12,846
Occupancy	5,632	4,882	4,276
Professional services	1,484	1,039	1,223
Marketing	849	659	836
Telephone	578	485	492
Merchant processing	439	659	537
Software expense	624	413	330
Supplies	539	496	438
Bank charges	626	519	257
Provision for restructuring and branch closings	1,100	—	—
Other	3,674	3,121	2,578

Total noninterest expense	31,055	26,355	23,813

Income (loss) from continuing operations before income tax	(6,748)	2,185	1,957
Income tax expense (benefit)	(2,699)	859	(2,624)

Income (loss) from continuing operations	(4,049)	1,326	4,581
Loss from discontinued operations, net of tax benefit of $302 in 2001, $102 in 2000 and $156 in 1999	(452)	(154)	(233)

Net income (loss)	$(4,501)	$1,172	$4,348

Basic net income (loss) per common share:
Income (loss) from continuing operations	$(0.43)	$0.15	$0.59
Discontinued operations	(0.05)	(0.02)	(0.03)

Basic net income (loss) per common share	$(0.48)	$0.13	$0.56

Diluted net income (loss) per common share:
Income (loss) from continuing operations	$(0.43)	$0.15	$0.57
Discontinued operations	(0.05)	(0.02)	(0.03)

Diluted net income (loss) per share	$(0.48)	$0.13	$0.54

See accompanying notes to consolidated financial statements.

FIRST NATIONAL BANK
Consolidated Statements of Changes in Shareholders' Equity
(dollars in thousands)

							Accumulated Deficit Since July 1, 2000 in Connection with Quasi- Reorganization	Accumulated Other Compre- hensive Income (Loss)
	Common Stock		Preferred Stock
					Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount					Total
Balance at December 31, 1998	7,280,000	$7,280	—	—	$60,461	$(35,660)	$—	$159	$32,240
Issuance of common stock, net of issuance costs of $40	1,558,800	1,559			6,506				8,065
Cash paid for fractional shares	(10,000)	(10)			(10)				(20)
Comprehensive income:
Net income						4,348			4,348
Unrealized loss on securities, net of tax benefit of $1,980								(2,831)	(2,831)

Total comprehensive income									1,517

Balance at December 31, 1999	8,828,800	8,829	—	—	66,957	(31,312)	—	(2,672)	41,802
Effect of quasi-reorganization on July 1, 2000					(29,274)	29,274			—
Issuance of common stock for acquisition	280,172	280			1,331				1,611
Comprehensive income:
Net income prior to July 1, 2000 quasi-reorganization						2,038			2,038
Net loss after July 1, 2000							(866)		(866)
Unrealized gain on securities, net of taxes of $1,566								2,251	2,251

Total comprehensive income									3,423

Balance at December 31, 2000	9,108,972	9,109	—	—	39,014	—	(866)	(421)	46,836
Issuance of Preferred Stock			1,392,600	1,393	5,162				6,555
Options exercised	555,500	556			1,175				1,731
Comprehensive loss:
Net loss							(4,501)		(4,501)
Unrealized gain on securities, net of taxes of $635								904	904

Total comprehensive loss									(3,597)

Balance at December 31, 2001	9,664,472	$9,665	1,392,600	$1,393	$45,351	—	$(5,367)	$483	$51,525

        See accompanying notes to consolidated financial statements.

FIRST NATIONAL BANK

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year ended December 31,
	2001	2000	1999
Operating activities:
Net income (loss)	$(4,501)	$1,172	$4,348
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	10,675	7,705	1,850
Deferred income tax expense (benefit)	(3,822)	523	(3,384)
Depreciation and amortization	2,425	1,883	2,431
Net gain on sale of securities available-for-sale	(112)	(185)	(312)
Gain on sale of loans	(389)	—	—
Federal Home Loan Bank stock dividends	(334)	(541)	(219)
Net gain on sale of other real estate owned	—	—	(95)
Decrease (increase) in accrued interest and other assets	1,332	(4,339)	507
Increase in accrued expenses and other liabilities	87	1,435	232

Net cash provided by operating activities	5,361	7,653	5,358

Investing activities:
Purchases of securities available-for-sale	(77,178)	(60,908)	(114,040)
Proceeds from sales of securities available-for-sale	43,450	98,648	58,918
Proceeds from maturities of securities available-for-sale	61,802	28,103	59,191
Proceeds from sale of loans	7,046	—	—
Net increase (decrease) in loans made to customers	29,832	(92,045)	(120,508)
Redemptions of Federal Home Loan Bank and Federal Reserve Bank stock, net of purchases	1,324	4,749	(5,926)
Purchases of premises and equipment	(2,298)	(1,707)	(1,992)
Proceeds from sales of other real estate owned	—	—	427
Proceeds from sales of building	305	—	—
Cash acquired in purchase of Generations Trust Bank	—	1,542	—

Net cash provided by (used in) investing activities	64,283	(21,618)	(123,930)

Financing activities:
Net increase in deposits	21,639	114,812	42,188
Net increase (decrease) in borrowings	(8,746)	(33,245)	38,086
Cash paid for fractional shares	—	—	(20)
Proceeds from issuance of common stock	—	—	8,065
Proceeds from issuance of Preferred Stock, net of expenses	6,555	—	—
Proceeds from exercise of stock options	1,731	—	—

Net cash provided by financing activities	21,179	81,567	88,319

Net increase (decrease) in cash and cash equivalents	90,823	67,602	(30,253)
Cash and cash equivalents at beginning of year	102,460	34,858	65,111

Cash and cash equivalents at end of year	$193,283	$102,460	$34,858

Supplemental disclosure of cash flow information:
Interest paid	$21,345	$26,192	$17,197
Income taxes paid	130	1,718	—
Supplemental disclosures of assets acquired and liabilities assumed:
Cash and securities		$1,804
Other assets		263

Total assets acquired		263
Acquisition costs		71
Liabilities assumed		385

Common stock issued		$1,611

See accompanying notes to consolidated financial statements.

FIRST NATIONAL BANK

Notes to Consolidated Financial Statements

December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

  General

        First National Bank, founded in 1981, is a national banking association, headquartered in San Diego, with banking offices in Southern California. On December 29, 2000, First National Bank acquired its wholly owned subsidiary Generations Trust Bank, N.A. (Note 16) (collectively "the Bank").

        In the normal course of business, the Bank encounters two significant types of risk: economic and regulatory. Economic risk is comprised of three components—interest rate risk, credit risk and market risk. The Bank is subject to interest rate risk to the degree that its interest bearing liabilities mature or reprice at different times, or on a different basis, than its interest earning assets. Credit risk is the risk of default in the Bank's loan portfolio that results from a borrower's inability or unwillingness to make contractually required payments. Market risk results from changes in the value of assets and liabilities, which may impact, favorably or unfavorably, the realizability of those assets and liabilities.

        The Bank is subject to regulations of various governmental agencies. These regulations can and do change from period to period. The Bank also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances or operating restrictions resulting from regulators' judgments based on information available to them at the time of their examination.

        The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. All significant intercompany balances and transactions have been eliminated. The following is a description of the more significant policies.

  Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

        For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, Federal funds sold and money market mutual funds.

  Investment Securities

        Management determines the appropriate classification of securities at the time of purchase. Securities to be held for indefinite periods of time, but not necessarily to be held-to-maturity, are classified as available-for-sale and carried at fair value with unrealized gains or losses, net of tax, reported as a separate component of shareholders' equity as other comprehensive income until realized. Securities classified as held-to-maturity are stated at amortized cost. Amortization of premiums and accretion of discounts are recorded over the period using the interest method. When a security is sold, the realized gain or loss, determined on a specific identification basis, is included in earnings.

  Loans and Loan Fees

        Interest on loans is accrued as earned. The accrual of interest on loans is discontinued when a loan becomes contractually past due by 90 days or more with respect to interest or principal or when, in management's judgment, the contractual obligation will not be collected in the normal course of business. At the time a loan is placed on nonaccrual status, any interest income previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent cash is received and the loan's principal balance is deemed collectible. Loans are restored to accrual status when the loans become both well secured and are in process of collection.

        Nonrefundable fees and related direct costs associated with the origination of loans are deferred and netted against outstanding loan balances. Net deferred fees and costs are recognized in interest income over the terms of the loans using the interest method. The amortization of loan fees is discontinued on nonaccrual loans.

  Allowance for Loan Losses

        An allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for known and inherent risks in the loan portfolio and other extensions of credit, including off-balance sheet credit extensions. The allowance is based upon a continuing review of the portfolio, past loan loss experience, current economic conditions which may affect the borrowers' ability to pay, and the underlying collateral value of the loans. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

        A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected cash flows discounted at the loan's effective interest rate or at the loan's observable market price or fair value of the collateral if the loan is collateral dependent. Income accrual on impaired loans is normally discontinued at the initial impairment date. Any cash payments received on impaired loans are accounted for by either the cash basis method or the principal reduction method depending on the Bank's determination as to the ultimate collectability of the remaining principal.

  Premises and Equipment

        Premises and equipment are carried at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years. Leasehold improvements are capitalized and amortized to expense over the term of the respective lease or the estimated useful life of the improvement, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred.

  Federal Reserve Bank and Federal Home Loan Bank Stock

        Investments in Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB), which are carried at cost because they can only be redeemed at par, are required investments based on the Bank's capital stock or the amount of borrowing.

  Other Real Estate Owned

        Real estate acquired through loan foreclosure or through acceptance of a deed-in-lieu of foreclosure is recorded at the lower of carrying value or the estimated fair value less estimated selling expenses. Writedowns to fair value at the time of acquisition are made by a charge to the allowance for loan losses. The Bank may subsequently establish a valuation allowance allocated to specific properties for further declines in fair value. Costs related to development and improvement of properties are capitalized, whereas costs relating to holding the properties are expensed. Gains on disposition and other related income are included in noninterest income.

  Securities Sold Under Agreements to Repurchase

        The Bank sells securities under agreements to repurchase. The obligations to repurchase securities sold under repurchase agreements are recorded as a liability while the amount of the securities underlying the agreements remain in the respective asset account.

  Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Stock Option Plan

        The Bank applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Bank has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

  Comprehensive Income

        Comprehensive income consists of net income and net unrealized gains (losses) on securities available-for-sale and is presented in the consolidated statements of changes in shareholders' equity.

  Fiduciary Assets and Fees

        Assets and liabilities held by the Bank in fiduciary or agency capacity for clients are not included in the Bank's financial statements as such items are not assets or liabilities of the Bank. At December 31, 2001 and 2000, the Bank had assets under administration with market values of approximately $925,937,000 and $733,187,000, respectively. Fees from fiduciary activities are recorded on the accrual basis.

  Reclassifications

        Certain prior years' amounts have been reclassified to conform to the current year's presentation.

(2) Cash and Due from Banks

        The Bank is required to maintain daily average reserve balances in accordance with Federal Reserve Board requirements. The amount so required was $455,000 and $510,000 at December 31, 2001 and 2000, respectively.

(3) Securities Available-For-Sale

        The amortized cost, gross unrealized gains and losses and fair value of securities available-for-sale as of December 31, 2001 and 2000 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(dollars in thousands)
December 31, 2001:
U.S. government, agencies and corporations:
Debt securities	$15,694	$265	$(18)	$15,941
Mortgage-backed securities	80,130	684	(117)	80,697

	$95,824	$949	$(135)	$96,638

December 31, 2000:
U.S. government, agencies and corporations:
Debt securities	$37,346	$41	$(158)	$37,229
Mortgage-backed securities	86,702	70	(678)	86,094

	$124,048	$111	$(836)	$123,323

        The fair value of securities available-for-sale is based on quoted market prices.

        Securities available-for-sale with a fair value of $82,427,000 and $110,068,000 at December 31, 2001 and 2000, respectively, were pledged as collateral for public deposits, repurchase agreements, FHLB advances, and other purposes as required by various statutes and agreements.

        Proceeds from sales of securities available-for-sale during 2001, 2000 and 1999 were $43,450,000, $98,648,000 and $58,918,000, respectively. Gross gains from sales of investment securities of $173,000 and gross losses of $61,000 were realized in 2001, gross gains from sales of investment securities of $217,000 and gross losses of $32,000 were realized in 2000, and gross gains from sales of investment securities of $321,000 and gross losses of $9,000 were realized in 1999. During 2001, $2,051,000 ($1,231,000 net of tax) of unrealized gains arose during the year and are included in comprehensive income and $512,000 ($327,000 net of tax) of previous unrealized gains were realized in earnings. During 2000, $4,369,000 ($2,577,000 net of tax) of unrealized gains arose during the year and are included in comprehensive income and $552,000 ($326,000 net of tax) of previous unrealized losses were realized in earnings. During 1999, $4,950,000 ($2,913,000 net of tax) of unrealized losses arose during the year and are included in comprehensive income and $139,000 ($82,000 net of tax) of previous unrealized losses were realized in earnings.

        The amortized cost and fair value of securities available-for-sale at December 31, 2001 by contractual maturities are shown below. Expected maturities may differ from contractual maturities, particularly with respect to mortgage-backed securities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Fair value
	(dollars in thousands)
Due in one year or less	$3,198	$3,230
Due after one year through five years	16,786	17,000
Due after five years through ten years	59,244	59,495
Due after ten years	16,596	16,913

	$95,824	$96,638

(4) Loans

        At December 31, 2001 and 2000, loans are comprised of the following:

	2001	2000
	(dollars in thousands)
Real estate	$183,730	$183,226
Commercial	169,439	208,736
Construction	36,905	50,351
Consumer	17,480	9,131

Total loans	407,554	451,444
Less net deferred loan fees	(1,728)	(2,027)

	$405,826	$449,417

        Although the Bank seeks to avoid undue concentrations of loans to a single industry or based upon a single class of collateral, the Bank's loan portfolio consists primarily of loans to borrowers within San Diego County and, as a result, the Bank's loan and collateral portfolios are to some degree concentrated. Included in total loans are loans to Mexican borrowers of $75,974,000 and $94,312,000 as of December 31, 2001 and 2000, respectively, of which $57,109,000 and $67,328,000, respectively, are secured by cash, securities, insurance or other U.S. based collateral. The portfolio is well diversified in both project type and area within the San Diego County region. The Bank evaluates each credit on an individual basis and determines collateral requirements accordingly. When real estate is taken as collateral, advances are generally limited to a certain percentage of the appraised value of the collateral at the time the loan is made, depending on the type of loan, the underlying property and other factors.

        A summary of the activity in the allowance for loan losses is as follows:

	2001	2000	1999
	(dollars in thousands)
Balance at beginning of year	$6,706	$6,257	$4,276
Provision for loan losses	10,675	7,705	1,850
Charge-offs	(7,018)	(7,369)	(169)
Recoveries	305	113	300

Balance at end of year	$10,668	$6,706	$6,257

        Loans on nonaccrual status totaled $13,663,000 and $8,668,000 at December 31, 2001 and 2000, respectively. There were no loans past due 90 days or more and still accruing interest at December 31, 2001 or 2000. Interest income of $1,641,000, $273,000 and $570,000 would have been recorded for the years ended December 31, 2001, 2000 and 1999, respectively, if nonaccrual loans had been on a current basis in accordance with their original terms. No significant interest income was recognized on impaired loans during 2001, 2000 or 1999. The following table sets forth impaired loan disclosures:

	December 31,
	2001	2000	1999
	(dollars in thousands)
Impaired loans with a specific allowance	$7,992	$—	$5,069
Impaired loans without a specific allowance	5,671	907	530

Total impaired loans	$13,663	$907	$5,599

Allowance for loan losses related to impaired loans	$3,290	$—	$1,770
Average balance of impaired loans during the year	7,285	4,100	2,525

        In the normal course of business, the Bank has made loans to certain directors, executive officers and their affiliates under terms consistent with the Bank's general lending policies. An analysis of this activity is summarized as follows:

(dollars in thousands)
Loan balances at December 31, 2000	$19,476
Repayments	(16,927)
Renewals and advances	7,222

Loan balances at December 31, 2001	$9,771

(5) Premises and Equipment

        Premises and equipment at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
	(dollars in thousands)
Building	$—	$650
Leasehold improvements	4,122	3,667
Furniture, fixtures and equipment	9,676	8,838

	13,798	13,155
Less accumulated depreciation and amortization	(7,951)	(7,578)

	$5,847	$5,577

        Depreciation and amortization expense for the years ended December 31, 2001, 2000, and 1999 was $1,723,000, $1,415,000 and $1,324,000, respectively.

(6) Deposits

        Interest bearing deposits by major classification at December 31, 2001 and 2000 are as follows:

	2001	2000
	(dollars in thousands)
Interest bearing demand	$30,629	$27,065
Money market	246,123	215,438
Savings	30,127	29,013
Time deposits under $100,000	38,174	38,595
Time deposits of $100,000 or more	93,101	137,179

	$438,154	$447,290

        Interest expense on deposits for the years ended December 31, 2001, 2000 and 1999 is comprised of the following:

	2001	2000	1999
	(dollars in thousands)
Interest bearing demand	$130	$276	$294
Money market	6,808	9,195	5,379
Savings	1,097	1,168	1,324
Time deposits under $100,000	1,838	2,026	1,754
Time deposits of $100,000 or more	6,200	8,399	4,254

	$16,073	$21,064	$13,005

        Maturities of time deposits at December 31, 2001 are as follows:

(dollars in thousands)
One year or less	$116,413
One to three years	11,619
Over three years	3,243

$131,275

(7) Borrowings

        Borrowings at December 31, 2001 and 2000 consist of the following:

	2001	2000
	(dollars in thousands)
Securities sold under repurchase agreements	$268	$1,014
FHLB advances	68,000	76,000

	$68,268	$77,014

        The average balances of borrowings were $72,236,000 in 2001, $99,924,000 in 2000 and $87,694,000 in 1999. The highest balances at any month-end was $76,000,000 in 2001, $126,000,000 in 2000 and $105,000,000 in 1999. The weighted-average interest rate paid was 5.67%, 5.83% and 5.32% in 2001, 2000 and 1999, respectively.

        The following is a summary of advances from the FHLB at December 31, 2001:

Maturity date	First put date	Interest rate	Amount
			(dollars in thousands)
01/09/08	01/09/03	5.32%	$10,000
01/28/08	01/28/03	5.48%	5,000
04/07/03	04/09/01	5.50%	10,000

Total putable advances		5.42%	$25,000

11/08/02		6.43%	5,000
12/09/02		6.01%	10,000
12/20/02		5.78%	15,000
09/29/03		5.03%	3,000
01/20/04		5.19%	10,000

Total fixed advances		5.72%	43,000

			$68,000

        The following is a summary of advances from the FHLB at December 31, 2000:

Maturity date	First put date	Interest rate	Amount
			(dollars in thousands)
01/09/08	01/09/03	5.32%	$10,000
01/28/08	01/28/03	5.48%	5,000
04/07/03	04/09/01	5.50%	10,000

Total putable advances		5.42%	$25,000

02/09/01		6.63%	5,000
09/28/01		4.92%	3,000
09/29/03		5.03%	3,000
01/20/04		5.19%	10,000
11/08/02		6.43%	5,000
12/09/02		6.01%	10,000
12/20/02		5.78%	15,000

Total fixed advances		5.76%	51,000

			$76,000

        At December 31, 2001, pursuant to collateral agreements with the FHLB, these advances were secured by the Bank's investment in FHLB stock of $4,115,000 and investment securities with a fair value of $69,600,000. Under the terms of the putable advances, the FHLB retains an option that permits the FHLB to terminate the advance before maturity on the first put date or any quarterly anniversary of the first put date. If the FHLB exercises the termination option before maturity, the FHLB will offer replacement funding at the market rate in effect at the time it exercises the option.

(8) Income Taxes

        The components of income tax expense (benefit) for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
	(dollars in thousands)
Current:
Federal	$10	$232	$560
State	253	2	44

Total current	$263	234	604

Deferred:
Federal	(2,285)	393	(3,256)
State	(979)	130	(128)

Total deferred	(3,264)	523	(3,384)

	$(3,001)	$757	$(2,780)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2001 and 2000 are as follows:

	2001	2000
	(dollars in thousands)
Deferred tax assets:
Net operating loss carryforwards	$3,162	$2,981
Allowance for loan losses	3,902	1,487
Reserves	759	127
Depreciable assets	205	79
Deferred gain on sale of premises	53	83
Unrealized losses on securities available-for-sale	—	304
Foreign tax credits	389	—
Other	311	64

Total deferred tax assets	$8,781	$5,125

Deferred tax liabilities:
Unrealized gains on securities available-for-sale	(331)	—
Stock dividends	(571)	(433)

Total deferred tax liabilities	(902)	(433)

Net deferred income taxes	$7,879	$4,692

        A reconciliation of total income taxes (benefit) for the years ended December 31, 2001, 2000 and 1999 to the amount computed by applying the applicable statutory Federal income tax rate of 34% to income (loss) before income taxes (benefit) follows:

	2001	2000	1999
	(dollars in thousands)
Computed expected income tax (benefit)	$(2,551)	$656	$533
State tax, net of Federal benefit	(479)	87	63
Reduction in valuation allowance	—	—	(3,430)
Other, net	29	14	54

	$(3,001)	$757	$(2,780)

        The Bank has taxes receivable of $171,000 and $1,763,000 at December 31, 2001 and 2000 respectively.

        The Bank has available for Federal income tax purposes net operating loss carryforwards of approximately $8 million, which expire in 2003 through 2011. The Bank has available for state income tax purposes net operating loss carryforwards of approximately $2 million, which expire through 2011. The net operating losses are subject to annual limitations on their use. These limitations vary according to the years in which the net operating losses arose and to some extent may impact the amount of the losses which may be utilized in future years.

        Management believes that the realization of the recognized net deferred tax assets of $7,879,000 is more likely than not, based on the expectation that the Bank will generate the necessary amount of taxable income in future periods. Management projects taxable income of approximately $16,000,000 over the next three years resulting from improved earnings achieved through lower anticipated credit losses and cost savings as a result of the restructuring (Note 17).

(9) Employee Benefit Plan

        The Bank has a defined contribution 401(k) plan which is offered to all eligible employees. In 2001, 2000 and 1999, the Bank contributed $0.50 for each dollar contributed by an employee up to 6% of compensation, with a maximum Bank contribution of 3% of employee compensation. The Bank's percentage matching contributions vest to employees after three years of service. In 2001, 2000 and 1999, the Bank contributed $230,000, $222,000 and $204,000, respectively.

(10) Lease Commitments

        At December 31, 2001, the minimum rental payments and sublease income under the Bank's operating leases having initial or remaining noncancelable lease terms in excess of one year are as follows:

	Minimum rental payments	Sublease income	Net payments
	(dollars in thousands)
2002	$2,190	$121	$2,069
2003	2,195	122	2,073
2004	2,063	127	1,936
2005	2,010	128	1,882
2006	1,587	22	1,565
Thereafter	3,162	—	3,162

	$13,207	$520	$12,687

        Total rental expense from operating leases was $2,982,000, $2,589,000 and $2,193,000 in 2001, 2000 and 1999, respectively. Sublease rental income, which primarily reduces the liabilities established on abandoned leases, was $344,000 in 2001, $472,000 in 2000 and $504,000 in 1999. Most of the leases provide that the Bank pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased premises in addition to the minimum monthly payments. Some of the operating leases have built in escalation clauses. Management expects that in the normal course of business, the remaining leases for space that the Bank currently occupies will be renewed or replaced by other leases upon expiration. Management has executed a lease agreement for a branch for which construction is expected to begin in 2002. The Bank expects to occupy the space in 2003. The lease term is seven years with the expected minimum annual rent of $167,000. The agreement can be cancelled by the Bank if the Bank cannot occupy the building within two years. The table above does not reflect this obligation.

(11) Commitments and Contingent Liabilities

        During the normal course of business, there are various outstanding commitments to extend credit which are not properly reflected in the financial statements. As of December 31, 2001 and 2000, the Bank had standby letter of credit commitments of $12,640,000 and $8,152,000, respectively, and commitments to extend credit of $129,663,000 and $128,787,000, respectively. Loan commitments are legally binding agreements to lend to a client provided conditions established in the agreement have been met. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Commitments may expire without being drawn upon; therefore, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each client's credit worthiness on an individual basis. Standby letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to clients. Management does not anticipate that any material losses will result from such transactions. Commitments consist primarily of unfunded or undisbursed portions of variable rate loans and variable rate letters of credit. Certain real estate or construction undisbursed funds may be tied to a fixed rate; however, the fair value of such amounts is not considered material.

        The Bank is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Bank.

(12) Regulatory Requirements

  Capital

        The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

        As of December 31, 2001, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

        The Bank's actual capital amounts and ratios as of December 31, 2001 and 2000 are presented in the table:

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of December 31, 2001:
Total capital (to risk-weighted assets)	$55,032	11.52%	$38,223	8.00%	$47,779	10.00%
Tier I capital (to risk-weighted assets)	49,002	10.26%	19,112	4.00%	28,667	6.00%
Tier I capital (to average assets)	49,002	7.13%	27,452	4.00%	34,315	5.00%
As of December 31, 2000:
Total capital (to risk-weighted assets)	51,047	10.18%	40,096	8.00%	50,120	10.00%
Tier I capital (to risk-weighted assets)	44,777	8.93%	20,048	4.00%	30,072	6.00%
Tier I capital (to average assets)	44,777	6.55%	27,348	4.00%	34,185	5.00%

        Under Federal banking law, dividends declared by the Bank in any calendar year may not, without the approval of the Office of the Comptroller of the Currency (OCC), exceed its net earnings for that year combined with its retained earnings from the preceding two years. However, the OCC has previously issued a bulletin to all national banks outlining new guidelines limiting the circumstances under which national banks may pay dividends even if the banks are otherwise statutorily authorized to pay dividends. The limitations impose a requirement or in some cases suggest that prior approval of the OCC should be obtained before a dividend is paid if a national bank is the subject of administrative action or if the payment could be viewed by the OCC as unsafe or unusual.

  Written Agreement with the Office of the Comptroller of the Currency

        On January 18, 2001, the Bank entered into a written agreement with the OCC (the Agreement). The Agreement called for specific actions including restricting growth unless $8 million in Tier 1 capital was raised on or before February 28, 2001 into the Bank, establishing a compliance committee, controlling the level of credit risk in the Bank and maintaining the adequacy allowance for loan losses, adhering to a written insider loan policy and adopting and adhering to a written interest rate risk policy.

        Management believes the Bank has substantially complied with the Agreement.

(13) Shareholders' Equity and Quasi-Reorganization

        In February 2001, the Bank received approximately $6,555,000 in equity funding through the issuance of Series A convertible Preferred Stock. As defined in the Amended and Restated Articles of Association (the Articles), each share of Preferred Stock has a par value of $1 and is not redeemable. Each share of Series A Preferred Stock is convertible into common stock of the Bank at any time at the option of the holder. The conversion ratio will be adjusted for stock dividends, combinations, splits and recapitalizations with respect to the common stock. The Preferred Stock shall automatically convert to common stock upon the later of (i) February 28, 2002 or (ii) six months after the Bank is no longer subject to any written agreement by any Federal Regulatory agency. Holders of Preferred Stock will be entitled to receive non-cumulative dividends, payable not less than annually in common stock of the Bank or cash at the election of the recipient. If and as declared, dividends on the Preferred Stock shall be paid in shares of common stock at an annual rate of one share of common stock for every 10 shares of Preferred Stock, and dividends paid in cash will be paid at an annual rate of 10% on the original issue price of $4.75. No cash dividends will be paid if the Bank is prohibited from doing so by law, by any agreement with the OCC or if doing so would reduce capital of the Bank below the capital requirements for the Bank to be considered "well capitalized" (Note 12). In the event of any liquidation, each share of Preferred Stock shall participate equally with each share of common stock of the Bank.

        The Bank decided to effect a quasi-reorganization in 2000 that was effective July 1, 2000. Shareholder approval was obtained on April 20, 2000 and approval from the office of the Comptroller of the Currency was obtained in July 2000. A quasi-reorganization is an accounting procedure which allows the Bank to obtain a fresh start by restating assets and liabilities to their fair value and eliminating the accumulated deficit to additional paid-in capital. It was determined that the book value of the Bank's assets and liabilities approximated their fair values and therefore necessary adjustments only resulted in a reclassification within the Bank's equity accounts. Accordingly, the Bank eliminated its accumulated deficit as of July 1, 2000 of $29,274,000 through a reduction of its additional paid-in capital by a like amount. The retained earnings (deficit) starting date is July 1, 2000.

        During 1999, the Bank completed a private offering to existing shareholders of 1,558,800 units, each unit representing one share of common stock and one warrant to purchase one share of common stock, at a price of $5.20 per unit resulting in net proceeds of $8,065,000. The exercise price of each warrant, which expires on September 30, 2002, is $5.80 per share.

(14) Stock Options

        In 1998, the Bank established the 1998 Incentive Stock Option and Nonqualified Stock Option Plan (the Plan) to provide for the granting of incentive and nonqualified stock options to employees. The Plan was amended in 1999 to increase the number of shares of common stock, which may be subject to options granted under the Plan from 1,200,000 to 1,700,000, and to include directors, advisory directors, consultants and other advisors to the Bank. During 2001, the Board of Directors approved, subject to shareholder approval, an increase in the number of shares of common stock, which may be subject to options granted under the Plan from 1,700,000 to 2,200,000. The option price for each option shall be determined by the Board of Directors, but in no event for any incentive stock option shall the option price be less than the fair value of the stock at the date of grant. Options become exercisable as determined at the date of issuance and expire up to ten years from the date of grant.

        The following is a summary of changes in options outstanding:

	2001		2000		1999
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	1,566,500	$4.36	1,225,500	$4.08	1,119,800	$3.82
Options granted	383,406	4.93	473,500	5.25	250,000	5.00
Options exercised	(555,500)	3.12	—	—	—	—
Options forfeited	(131,762)	5.11	(132,500)	4.95	(144,300)	4.59

Outstanding at end of year	1,262,644	$5.00	1,566,500	$4.36	1,225,500	$4.09

Exercisable at end of year	605,474	$5.02	940,500	$3.85	874,500	$3.78

        At December 31, 2001, options outstanding had exercise prices between $4.20 and $6.25 and a weighted-average remaining contractual life of 7.8 years. There were 381,856 shares available for future grants at December 31, 2001. At December 31, 2000, options outstanding had exercise prices between $3.09 and $6.25 and a weighted-average remaining contractual life of 5.7 years.

        The per share weighted-average fair value of stock options granted during 2001 was $0.95, during 2000 was $1.45 and during 1999 was $1.26. The fair value of each option grant is estimated on the date of grant using an option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: no dividend yield; minimal expected volatility; risk-free interest rates ranging from 4.12% to 6.69%; and expected lives of five years.

        The Bank applies APB Opinion No. 25 in accounting for the Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Bank determined compensation cost based on the fair value at the grant date for its stock options under SFAS No 123, the Bank's net income (loss) would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net income (loss), as reported	$(4,501,000)	$1,172,000	$4,348,000
Pro forma net income (loss)	(4,762,000)	973,000	4,073,000
Basic income (loss) per share, as reported	(0.48)	0.13	0.56
Pro forma basic income (loss) per share	(0.51)	0.11	0.52
Diluted income (loss) per share, as reported	(0.48)	0.13	0.54
Pro forma diluted income (loss) per share	(0.51)	0.11	0.51

(15) Fair Value of Financial Instruments

        The estimated fair value of financial instruments is determined by the Bank using available market data and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Certain financial instruments and all nonfinancial instruments are excluded from disclosure requirements.

	December 31, 2001		December 31, 2000
	Carrying amount	Fair value	Carrying amount	Fair value
	(dollars in thousands)
Assets:
Cash and cash equivalents	$193,283	$193,283	$102,460	$102,460
Securities available-for-sale	96,638	96,638	123,323	123,323
FRB and FHLB stock	5,446	5,446	6,436	6,436
Loans	395,158	412,375	442,711	440,599
Liabilities:
Demand, money market and savings deposits	457,440	457,440	391,302	391,302
Time deposits	131,275	132,642	175,774	176,516
Securities sold under repurchase agreements	268	268	1,014	1,014
FHLB advances	68,000	70,230	76,000	75,782

        The fair value of cash and cash equivalents which includes cash and due from banks and Federal funds sold, is estimated to approximate carrying value because of the liquidity of these instruments.

        The fair value of securities available-for-sale is based on quoted market prices.

        Federal Reserve Bank stock and Federal Home Loan Bank stock are carried at cost because they can only be redeemed at par.

        The fair value of performing variable rate loans is estimated to approximate carrying value as these loans reprice frequently at market rates and the credit risk is not considered to be greater than normal. The fair value of fixed rate loans is estimated based on the present value of future cash flows. The discount rate used to estimate the fair value of fixed rate loans is the Bank's current pricing for loans with similar characteristics, remaining maturities and relative credit risks. The fair value of nonaccruing loans with a recorded book value of $13,663,000 and $8,668,000 for the years December 31, 2001 and 2000, respectively, was not estimated because it is not practical to reasonably assess the credit adjustment that would be applied in the market place for such loans. Management believes that the risk factor embedded in the discount rates along with the general and specific reserves for possible loan losses result in a fair valuation of such loans.

        Specific reserves are determined on an individual basis for classified loans taking into account the collateral supporting the loans and the continued ability of the borrower to repay.

        The fair value of deposits with no stated maturity, such as noninterest bearing deposits, interest bearing checking, savings and money market deposits, is equal to the amount payable on demand as of the balance sheet date. The fair value of time deposits is estimated based on the present value of future cash flows using the rates currently offered by the Bank for like deposits with similar remaining maturities. The fair value of the securities sold under repurchase agreements and Federal funds purchased approximates book value as these are short-term in nature. The fair value of FHLB advances is estimated based on the present value of future cash flows using the rates currently offered by the FHLB for like advances with similar maturities.

        Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a portion of the Bank's financial instruments, fair value estimates are based on what management believes to be conservative judgments regarding expected future cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and. therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Since the fair value is estimated as of December 31, 2001 and 2000, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different.

(16) Acquisitions

        On December 29, 2000, the Bank acquired all of the outstanding common stock of Generations Trust Bank, N.A. ("Generations") for $378,000 in cash and issued 280,172 shares of common stock. The transaction was recorded using the purchase method of accounting. The total purchase price was $2,020,000, which consists of cash and stock issued plus certain expenses of the transaction. There was no goodwill resulting from the acquisition. Generations is a nationally chartered trust bank located in Long Beach, California, which began operations in December, 1999.

        Unaudited pro forma results of operations of the Bank for the years ended December 31, 2000 and 1999 are presented in the table below. Such pro forma presentation has been prepared assuming that the acquisition of Generations occurred as of January 1, 1999. The unaudited pro forma combined results include the historical accounts of the Bank and Generations. The unaudited combined summary pro forma results of operations are intended for informational purposes only and are not necessarily indicative of future operating results of the Bank or actual results that may have occurred had the acquisition occurred at the beginning of the periods indicated.

Unaudited Pro Forma Combined Summary of Operations
(dollars in thousands)

	For the years ended December 31,
	2000	1999
Total interest income	$56,515	$39,493
Total interest expense	26,886	17,672

Net interest income	29,629	21,821
Provision for loan losses	7,705	1,850
Total noninterest income	8,159	6,744
Total noninterest expense	28,836	25,607

Income before income tax	1,247	1,108
Income tax expense (benefit)	484	(2,964)

Net income	$763	$4,072

(17) Branch Closings and Restructuring

        In December 2001, the Bank provided for the estimated costs to close three branches and to restructure certain departments of the Bank. Included in that provision was an estimate for the write-off of abandoned leasehold improvements, rent obligations under lease agreements and compensation to terminated employees. Substantially all amounts remain accrued as of December 31, 2001.

(18) Net Income (Loss) Per Share

        The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computation:

	Earnings (numerator)	Shares (denominator)		Per share amount
Basic 2001 EPS:
Loss from continuing operations	$(4,049,000)	9,315,739		$(0.43)
Effect of convertible preferred stock	—	—	(a)	—
Effect of dilutive stock options and warrants	—	—	(a)	—

Diluted EPS	$(4,049,000)	9,315,739		$(0.43)

Basic 2000 EPS:
Income from continuing operations	$1,326,000	8,852,148		$0.15
Effect of dilutive stock options and warrants	—	193,499		—

Diluted EPS	$1,326,000	9,045,647		$0.15

Basic 1999 EPS:
Income from continuing operations	$4,581,000	7,769,067		$0.59
Effect of dilutive stock options and warrants	—	264,425		0.02

Diluted EPS	$4,581,000	8,033,492		$0.57

(a)
effect is antidilutive

        The effect of dilutive stock options and warrants above excludes 2,505,937, 2,619,300, and 1,558,800 shares for 2001, 2000 and 1999, respectively, because their impact would be antidilutive.

(19) Subsequent Events

  (a)
  Proposed Merger

        On April 29, 2002, the Bank announced a pending merger based on an agreement that provides for First Community Bancorp to acquire all of the outstanding common and preferred stock of the Bank.

        The agreement provides that each First National Bank shareholder will have the right to elect to receive for each share of First National Bank common or preferred stock either $10.00 in cash or 0.5008 of a share of First Community Bancorp common stock, provided that at least and no more than 45% of the total consideration shall be in the form of First Community Bancorp common stock. The pending merger is subject to standard conditions, including the approval of the shareholders of the Bank and bank regulatory agencies. Upon receipt of the approvals and satisfaction or waiver of other conditions the transaction is expected to close in the third quarter of 2002, at which time the Bank will merge into Rancho Santa Fe National Bank, a subsidiary of First Community Bancorp, and the resulting bank will operate as First National Bank.

        In connection with the pending merger, on April 25, 2002, First Community Bancorp, First National Bank and First National Bank's former Chief Executive Officer (former CEO) entered into an

Agreement of Settlement and Compromise and Release, whereby First Community Bancorp agreed to pay the former CEO $1.75 million, conditioned upon the consummation of the pending merger, to settle any and all amounts claimed to be due and owing under the former CEO's employment agreement.

  (b)
  Sale of Trust Business

        On April 29, 2002, the Bank and its wholly-owned subsidiary, Generations Trust Bank, N.A., entered into an Asset Purchase Agreement (the Agreement) with Union Bank of California to sell the Bank's Trust Business, as defined in the Agreement. The sales price was 1.33 times annualized revenue for the first quarter of the year 2002 (the Base Fiscal Quarter), as defined in the Agreement. The transaction closed on May 30, 2002, at which time 75% of the sales price (the Closing Payment), approximately $1,400,000, was received and the Bank recorded a gain of approximately $760,000, after deducting estimated costs. The Closing Payment amount is subject to adjustment based upon the final determination of amounts used in the calculation. The remaining 25% of the sales price (the Second Payment) is payable in the year 2003, provided the annualized revenue from the business sold for the first quarter of the year 2003 (the Anniversary Fiscal Quarter) is at least equal to the annualized revenue for the Base Fiscal Quarter. If the annualized revenue for the Anniversary Fiscal Quarter is less than for the Base Fiscal Quarter, the Second Payment will be reduced by the amount of the decrease in annualized revenue times 1.33, but not below zero.

        In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets," the Bank has reported the results of operations of the related Trust Business as discontinued operations for all periods presented in the accompanying consolidated statements of operations.

FIRST NATIONAL BANK

Unaudited Consolidated Balance Sheets

(dollars in thousands)

	March 31, 2002	December 31, 2001
Assets
Cash and due from banks	$31,052	$46,579
Federal funds sold	22,000	80,000
Money market mutual funds	32,027	66,704

Total cash and cash equivalents	85,079	193,283

Securities available-for-sale	136,540	96,638
Loans, net	407,197	405,826
Allowance for loan losses	(10,239)	(10,668)

Net loans	396,958	395,158

Federal Reserve Bank and Federal Home Loan Bank stock	5,446	5,446
Premises and equipment, net	5,507	5,847
Deferred income taxes	7,906	7,879
Accrued interest and other assets	11,695	9,769

Total assets	$649,131	$714,020

Liabilities and Shareholders' Equity
Noninterest bearing deposits	$144,448	$150,561
Interest bearing deposits	380,506	438,154

Total deposits	524,954	588,715

Borrowings	68,000	68,268
Accrued expenses and other liabilities	4,601	5,512

Total liabilities	597,555	662,495

Commitments and contingencies
Shareholders' equity:
Common stock, $1 par value, authorized 60,000,000 shares; issued and outstanding 9,803,732 shares in 2002 and 9,664,472 shares in 2001	9,804	9,665
Preferred Stock, $1 par value, authorized 5,000,000 shares; issued and outstanding 1,412,202 shares in 2002 and 1,392,600 shares in 2001	1,412	1,393
Additional paid-in capital	45,947	45,351
Accumulated deficit, since July 1, 2000; ($29,274 eliminated July 1, 2000 in connection with quasi reorganization)	(5,720)	(5,367)
Accumulated other comprehensive income-unrealized gains on securities available-for-sale, net	133	483

Total shareholders' equity	51,576	51,525

Total liabilities and shareholders' equity	$649,131	$714,020

See accompanying notes to unaudited consolidated financial statements.

FIRST NATIONAL BANK

Unaudited Condensed Consolidated Statements of Income

(dollars in thousands except per share data)

	Three months ended March 31,
	2002	2001
Interest income	$9,020	$13,943
Interest expense	2,940	6,453

Net interest income	6,080	7,490
Provision for loan losses	900	1,125

Net interest income after provision for loan losses	5,180	6,365

Noninterest income:
Data processing fees	639	628
Service charges on deposit accounts	564	316
Merchant processing fees	117	133
Other income	613	1,019

Total noninterest income	1,933	2,096

Noninterest expenses:
Salaries and benefits	3,327	3,972
Occupancy	1,302	1,382
Professional services	291	211
Merchant Processing	78	99
Software expense	184	129
Supplies	102	141
Bank charges	122	173
Other	1,167	1,187

Total noninterest expense	6,573	7,294

Income before income tax	540	1,167
Income tax expense	228	467

Income from continuing operations	312	700
Loss from discontined operations, net of tax benefit of $3 in 2002 and $87 in 2001	(4)	(130)

Net income	$308	$570

Basic net income per common share:
Income from continuing operations	$0.03	$0.08
Discontinued operations	—	(0.02)

Basic net income per common share	$0.03	$0.06

Diluted net income per common share:
Income from contining operations	$0.03	$0.07
Discontinued operations	—	(0.01)

Diluted net income per share	$0.03	$0.06

See accompanying notes to unaudited consolidated financial statements.

FIRST NATIONAL BANK

Unaudited Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands)

						Accumulated Deficit Since July 1, 2000 in Connection with Quasi- Reorganization
	Common Stock		Preferred Stock				Accumulated Other Comprehensive Income (Loss)
					Additional Paid-in Capital
	Shares	Amount	Shares	Amount				Total
Balance at December 31, 2001	9,664,472	$9,665	1,392,600	$1,393	$45,351	$(5,367)	$483	$51,525
Issuance of Preferred stock			19,602	19	74			93
Issuance of Common shares	139,260	139			522	(661)		—
Comprehensive loss:
Net income						308		308
Unrealized loss on securities, net of taxes of $234							(350)	(350)

Total comprehensive loss								(42)

Balance at March 31, 2002	9,803,732	$9,804	1,412,202	$1,412	$45,947	$(5,720)	$133	$51,576

See accompanying notes to unaudited consolidated financial statements.

FIRST NATIONAL BANK

Unaudited Consolidated Statements of Cash Flows

(dollars in thousands)

	Period ended March 31,
	2002	2001
Operating activities:
Net income	$308	$570
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	900	1,125
Deferred income tax expense	207	—
Depreciation and amortization	674	557
Net gain on sale of securities available-for-sale	—	(21)
Gain on sale of loans	—	(389)
Federal Home Loan Bank stock dividends	—	(100)
Decrease (increase) in accrued interest and other assets	(2,059)	2,246
Decrease in accrued expenses and other liabilities	(911)	(2,182)

Net cash provided by (used in) operating activities	(881)	1,806

Investing activities:
Purchases of securities available-for-sale	(50,234)	(12,788)
Proceeds from sales of securities available-for-sale	—	17,206
Proceeds from maturities of securities available-for-sale	9,621	21,304
Proceeds from sale of loans	—	7,046
Net increase in loans made to customers	(2,700)	(5,663)
Redemptions of Federal Home Loan Bank and Federal Reserve Bank stock, net of purchases	—	259
Purchases of premises and equipment	(74)	(767)

Net cash provided by (used in) investing activities	(43,387)	26,597

Financing activities:
Net decrease in deposits	(63,761)	(13,944)
Net decrease in borrowings	(268)	(2,583)
Proceeds from issuance of Preferred stock, net of expenses	93	1,393
Proceeds from exercise of stock options	—	5,373

Net cash provided by financing activities	(63,936)	(9,761)

Net increase (decrease) in cash and cash equivalents	(108,204)	18,642
Cash and cash equivalents at beginning of period	193,283	102,460

Cash and cash equivalents at end of period	$85,079	$121,102

Supplemental disclosure of cash flow information:
Interest paid	$2,670	$6,870
Income taxes paid	$—	$—
Supplemental disclosures of noncash financing activities:
Common Stock issued as preferred stock dividend	$661	$—

See accompanying notes to unaudited consolidated financial statements.

FIRST NATIONAL BANK

Notes to Unaudited Consolidated Financial Statements

(1) Basis of Presentation

        The accompanying unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present a fair statement of the results for the interim periods indicated. Certain information and note disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The results of operations for the interim periods presented are not necessarily indicative of the results of operation to be expected for the remainder of the year.

(2) Proposed Merger

        On April 29, 2002, First National Bank announced a pending merger based on an agreement that provides for First Community Bancorp to acquire all of the outstanding common and preferred stock of the Bank.

        The agreement provides that each First National Bank shareholder will have the right to elect to receive for each share of First National Bank common or preferred stock either $10.00 in cash or 0.5008 of a share of First Community Bancorp common stock, provided that at least and no more than 45% of the total consideration shall be in the form of First Community Bancorp common stock. The pending merger is subject to standard conditions, including the approval of the shareholders of First National Bank and bank regulatory agencies. Upon receipt of the approvals and satisfaction or waiver of other conditions the transaction is expected to close in the third quarter of 2002, at which time First National Bank will merge into Rancho Santa Fe National Bank, a subsidiary of First Community Bancorp, and the resulting bank will operate as First National Bank.

        In connection with the pending merger, on April 25, 2002, First Community Bancorp, First National Bank and First National Bank's former Chief Executive Officer (former CEO) entered into an Agreement of Settlement and Compromise and Release, whereby First Community Bancorp agreed to pay the former CEO $1.75 million, conditioned upon the consummation of the pending merger, to settle any and all amounts claimed to be due and owing under the former CEO's employment agreement.

(3) Sale of Trust Business

        On April 29, 2002, the Bank and its wholly-owned subsidiary, Generations Trust Bank, N.A., entered into an Asset Purchase Agreement (the Agreement) with Union Bank of California to sell the Bank's Trust Business, as defined in the Agreement. The sales price was 1.33 times annualized revenue for the first quarter of the year 2002 (the Base Fiscal Quarter), as defined in the Agreement. The transaction closed on May 30, 2002 at which time 75% of the sales price (the Closing Payment), approximately $1,400,000, was received and the Bank recorded a gain of approximately $760,000, after deducting estimated costs. The Closing Payment amount is subject to adjustment based upon the final determination of amounts used in the calculation. The remaining 25% of the sales price (the Second Payment) is payable in the year 2003, provided the annualized revenue from the business sold for the first quarter of the year 2003 (the Anniversary Fiscal Quarter) is at least equal to the annualized revenue for the Base Fiscal Quarter. If the annualized revenue for the Anniversary Fiscal Quarter is less than for the Base Fiscal Quarter, the Second Payment will be reduced by the amount of the decrease in annualized revenue times 1.33, but not below zero.

        In accordance with Statement of Financial accounting Standards No 144, "Accounting for the Impairment of Long-lived Assets," the Bank has reported the results of operations of the related Trust Business as discontinued operations for all periods presented in the accompanying unaudited consolidated condensed statements of income.

(4) Net Income Per Share

        The following is a summary of the calculation of basic and diluted net income per share for the three months ended March 31, 2002 and 2001:

	Earnings (numerator)	Shares (denominator)	Per Share Amount
	(In thousands, except per share amounts)
March 31, 2002
Basic EPS:
Income from continuing operations	$312	9,711	$0.03
Effect of convertible preferred stock		1,399	—
Effect of dilutive stock options and warrants		155	—

Diluted EPS	$312	11,265	$0.03

March 31, 2001
Basic EPS
Income from continuing operations	$700	9,123	$0.08
Effect of convertible preferred stock		913.01
Effect of dilutive stock options and warrants		190	—

Diluted EPS	$700	10,226	$0.07

        The effect of dilutive stock options and warrants above excludes 1,726,920 and 2,584,232 shares for 2002 and 2001, respectively, because their impact would be anti-dilutive.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        Article Five of First Community's articles of incorporation provides that First Community shall eliminate the liability of its directors for monetary damages to the fullest extent permissible under California law. Section 7.5 of First Community's by-laws provides that First Community shall indemnify each of its directors and officers for expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding arising by reason of the fact that such person was an "agent" of First Community to the fullest extent permissible under California law. First Community's articles of incorporation and by-laws also provide that First Community is authorized to provide indemnification for its agents to the extent permissible under California law. In both cases, indemnification for breach of duty may be in excess of that expressly permitted by Section 317 of the California General Corporation Law. Section 317 sets forth the provisions pertaining to the indemnification of corporate "agents." For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a corporation, or is or was serving at the request of a corporation in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Section 317 mandates indemnification of an agent for expenses where the agent's defense is successful on the merits. In other cases, Section 317 allows a corporation to indemnify an agent for expenses, judgments, fines, settlements and other amounts actually and reasonably incurred if the agent acted in good faith and in a manner the agent believed to be in the best interests of the corporation and its shareholders. Such indemnification must be authorized by (1) a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceedings, (2) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon or (3) the court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, a corporation can indemnify an agent even when the agent is found liable. Section 317 also allows a corporation to advance expenses to an agent for certain actions upon receiving an undertaking by the agent that he or she will reimburse the corporation if it is later determined that he or she is not entitled to be indemnified.

Item 21. Exhibits.

        (a)  Exhibits. See Index to Exhibits beginning on page II-5 of this Registration Statement.

        (b)  Financial Statement Schedules. See Index to Financial Statements on page F-1 of Appendix F to the proxy statement-prospectus in Part I of this Registration Statement.

        (c)  Fairness Opinions. The opinion of Keefe, Bruyette & Woods, Inc. is included as Appendix C to the proxy statement-prospectus in Part I of this Registration Statement.

Item 22. Undertakings.

        (a)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b)  (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

            (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (d)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (e)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Brea, State of California, on July 24, 2002.

FIRST COMMUNITY BANCORP
By:	/s/ LYNN M. HOPKINS
	Name:	Lynn M. Hopkins
	Title:	Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on July 24, 2002.

Signature	Capacity	Date

* John M. Eggemeyer, III	Director and Chairman of the Board	July 24, 2002
* Matthew P. Wagner	President, Chief Executive Officer and Director (Principal Executive Officer)	July 24, 2002
/s/ LYNN M. HOPKINS Lynn M. Hopkins	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 24, 2002
* Timothy B. Matz	Director	July 24, 2002
* Timothy L. Blixseth	Director	July 24, 2002
* Robert E. Herrmann	Director	July 24, 2002
* Robert A. Stine	Director	July 24, 2002
* David S. Williams	Director	July 24, 2002

* Harold W. Clark	Director	July 24, 2002
* Stephen M. Dunn	Director	July 24, 2002
* Barry C. Fitzpatrick	Director	July 24, 2002
* Pursuant to Power of Attorney
By:	/s/ LYNN M. HOPKINS Lynn M. Hopkins Attorney-in-Fact	July 24, 2002

EXHIBIT INDEX

Exhibit No.	Description and Method of Filing
2.1
Agreement and Plan of Merger, dated as of April 25, 2002, by and among First Community Bancorp, Rancho Santa Fe National Bank and First National (included as Appendix A to the proxy statement-prospectus in Part I of this Registration Statement).
3.1	Articles of Incorporation of First Community Bancorp (incorporated by reference to Exhibit 3.1 to Form 8-A filed on June 2, 2000).
3.2	Bylaws of First Community Bancorp (incorporated by reference to Exhibit 4.2 to Form S-3 filed on June 11, 2002).
5.1	Opinion of Sullivan & Cromwell regarding the legality of the shares of common stock being registered.
8.1	Opinion of Sullivan & Cromwell as to U.S. federal income tax matters.
8.2	Opinion of Blanchard, Krasner & French as to U.S. federal income tax matters.
23.1	Consent of KPMG LLP (with respect to First Community Bancorp).
23.2	Consent of KPMG LLP (with respect to First National Bank).
23.3	Consent of KPMG LLP (with respect to Professional Bancorp).
23.4	Consent of Moss Adams LLP (with respect to Professional Bancorp).
23.5	Consent of Vavrinek, Trine, Day & Co. LLP (with respect to Pacific Western).
23.6	Consent of Vavrinek, Trine, Day & Co. LLP (with respect to W.H.E.C., Inc.).
23.7	Consent of Sullivan & Cromwell (included in Exhibit 5.1).
23.8	Consent of Sullivan & Cromwell (included in Exhibit 8.1).
23.9	Consent of Keefe, Bruyette & Woods, Inc.
23.10	Consent of Blanchard, Krasner & French (included in Exhibit 8.2)
24.1	Power of Attorney.*
99.1	Form of Proxy of First Community Bancorp.
99.2	Form of Proxy of First National Bank.
99.3	Form of Letter of Transmittal and Election Form.

*
Previously filed.

QuickLinks

WHERE TO FIND MORE INFORMATION
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD SEPTEMBER 6, 2002
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD SEPTEMBER 5, 2002

QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
COMPARATIVE PER SHARE DATA
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
MARKET PRICE AND DIVIDEND INFORMATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF FIRST NATIONAL
SELECTED QUARTERLY FINANCIAL DATA OF FIRST NATIONAL
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF FIRST COMMUNITY
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
THE SPECIAL MEETING OF SHAREHOLDERS OF FIRST NATIONAL BANK
SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
SPECIAL MEETING OF SHAREHOLDERS OF FIRST COMMUNITY BANCORP
THE MERGER
THE MERGER AGREEMENT
PROPOSED AMENDMENT TO THE FIRST COMMUNITY ARTICLES OF INCORPORATION
PROPOSED AMENDMENT TO THE FIRST COMMUNITY 2000 STOCK INCENTIVE PLAN
INFORMATION ABOUT FIRST COMMUNITY
INFORMATION ABOUT FIRST NATIONAL
FIRST NATIONAL MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
First National Bank Analysis of Noninterest Expense (dollars in thousands)
First National Bank Loan Repricing or Maturing As of December 31, 2001 (dollars in thousands)
First National Bank Nonperforming Loans (dollars in thousands)
First National Bank Analysis of Allowance for Loan Losses (dollars in thousands)
First National Bank Allocation of Allowance for Loan Losses (dollars in thousands)
First National Bank Investment Portfolio (dollars in thousands)
First National Bank Analysis of Investment Yields and Maturities March 31, 2002 (dollars in thousands)
First National Bank Analysis of Average Deposits (dollars in thousands)
First National Bank Maturity of Time Deposits of $100,000 or More (dollars in thousands)
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
First National Bank Interest Rate Sensitivity As of March 31, 2002 (dollars in thousands)
First National Bank Sensitivity of Net Interest Income (dollars in thousands)
First National Bank Market Value of Portfolio Equity (dollars in thousands)
REGULATION AND SUPERVISION
DESCRIPTION OF FIRST COMMUNITY CAPITAL STOCK
COMPARISON OF SHAREHOLDERS' RIGHTS
DISSENTERS' RIGHTS
LEGAL MATTERS
EXPERTS

RECITALS
ARTICLE I CERTAIN DEFINITIONS
ARTICLE II THE MERGER
ARTICLE III CONSIDERATION; EXCHANGE PROCEDURES
ARTICLE IV ACTIONS PENDING ACQUISITION
ARTICLE V REPRESENTATIONS AND WARRANTIES
ARTICLE VI COVENANTS
ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER
ARTICLE VIII TERMINATION
ARTICLE IX MISCELLANEOUS
Excerpt from the California General Corporation Law Concerning Dissenters' Rights
Excerpt from the National Bank Act Concerning Dissenters' Rights
Section 215a(b)
Section 215a(c)
Section 215a(d)
FIRST NATIONAL BANK Consolidated Financial Statements (With Independent Auditors' Report Thereon)
INDEX TO FINANCIAL STATEMENTS
Independent Auditors' Report
FIRST NATIONAL BANK Consolidated Balance Sheets (dollars in thousands)
FIRST NATIONAL BANK Consolidated Statements of Operations (dollars in thousands, except per share data)
FIRST NATIONAL BANK Consolidated Statements of Cash Flows (dollars in thousands)
FIRST NATIONAL BANK Notes to Consolidated Financial Statements December 31, 2001 and 2000
Unaudited Pro Forma Combined Summary of Operations (dollars in thousands)
FIRST NATIONAL BANK Unaudited Consolidated Balance Sheets (dollars in thousands)
FIRST NATIONAL BANK Unaudited Condensed Consolidated Statements of Income (dollars in thousands except per share data)
FIRST NATIONAL BANK Unaudited Consolidated Statements of Changes in Shareholders' Equity (dollars in thousands)
FIRST NATIONAL BANK Unaudited Consolidated Statements of Cash Flows (dollars in thousands)
FIRST NATIONAL BANK Notes to Unaudited Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Signatures
EXHIBIT INDEX